COPY

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

SEC Mail Processing Section JUN 29 2015 Washington DC 404

15021206

RECEIVED 2015 JUN 29 PM 1:39 SEC / MR

1. State the name of the applicant: International Securities Exchange, LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):

   60 Broad St. 26th Floor, New York, NY 10004
3. Provide the applicant's mailing address (if different):

   N/A
4. Provide the applicant's business telephone and facsimile number:

   212-943-2400 (Telephone) 212-509-3955 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:

   Ronan Cahill, Senior Legal & Regulatory Associate, 212-897-8152

   (Name) (Title) (Telephone Number)
6. Provide the name and address of counsel for the applicant:

   Michael J. Simon
   60 Broad Street, 26th Floor
   New York, NY 10004
7. Provide the date applicant's fiscal year ends: December 31, 2014
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify): ______

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 05/30/12 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C section 18-101 et. seq

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 6/26/15 (MM/DD/YY) International Securities Exchange, LLC (Name of applicant)

By: [signature] (Signature) Ronan Cahill Legal Associate (Printed Name and Title)

Subscribed and sworn before me this 26th day of June (Month) 2015 (Year) by [signature] (Notary Public)

My Commission expires 1/16/19 County of New York State of New York

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

JOSEPH W FERRARO
Notary Public - State of New York
NO. 02FE6082165
Qualified in New York County
My Commission Expires 1/16/19

International Securities Exchange.

RECEIVED
2015 JUN 29 PM 1:39
SEC / MR

June 26, 2015

Chris Grobbel
U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street NE
Mail Stop 6628
Washington, DC 20549

Re: International Securities Exchange LLC's Form 1 update

Dear Mr. Grobbel:

Enclosed please find an amendment to the International Securities Exchange LLC's ("ISE's") Form 1 application for registration as a national securities exchange filed with the Commission on February 2, 1999. Pursuant to Rule 6a-2 of the Securities Exchange Act of 1934 ("the Act"), this amendment updates Exhibits A, B, C, D, I, J, K, M, and N. ISE has attached the original along with two copies of the material as required.

In addition, pursuant to Rule 6a-3(a), within the last 10 days, ISE issued or has made available certain material to its members, participants or subscribers. The material can be found at the following locations on ISE's website:

Equity Options

New Listings:
http://ise.com/newlistings
Delistings:
http://ise.com/delistings
Expiration Notices:
http://ise.com/expirationnotices
Series Additions/Deletions:
http://ise.com/serieslist
Market Information Circulars:
http://ise.com/mics

Index Options

Recent Index Changes:
http://ise.com/indexchanges
Index Settlement Values:
http://ise.com/indexsettlement

Legal & Regulatory

Regulatory Information Circulars:
http://www.ise.com/rics
Rules:
http://www.ise.com/rules

Marketing Material

Press Releases:

www.ise.com/press
Publications:
http://www.ise.com/publications

If you have any questions on these materials, please do not hesitate to contact me at (212) 897-8152.

Sincerely,

Ronan Cahill
Senior Legal & Regulatory Associate

Encl.

Exhibit A

Exhibit Request:

A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Response:

1. Certificate of Formation:

   http://www.ise.com/media/103271/LLC-Certificate.pdf

2. Constitution:
   http://www.ise.com/media/63480/Second_Amended_and_Restated_Constitution_-18-March-13-.pdf

3. LLC Agreement:

   http://www.ise.com/media/103275/Third-Amended-and-Restated-LLC-Agreement-for-ISE-LLC-18-Dec-2014-.pdf

4. Rules:

   http://ise.com/rules

<u>Exhibit B</u>

1. Regulatory Information Circulars

   http://www.ise.com/options/ise/regulatory-and-fees/regulatory-notifications

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Response: Please see below responses for the following entities:

A. Deutsche Börse AG

1. *Name:* Deutsche Börse AG
   Address: Neue Börsenstr. 1 60487 Frankfurt/Main Germany

2. *Form of organization:* German Stock Corporation

3. *Name of state, statute under which organized and date of incorporation:* Deutsche Börse AG is a German Stock Corporation duly incorporated and organized under the German Stock Corporation Act on July 6, 1990.

4. *Brief description of nature and extent of affiliation:* Deutsche Börse AG owns 100% of Eurex Frankfurt AG. Deutsche Börse AG and Eurex Frankfurt AG own respectively 85%/15% of U.S. Exchange Holdings, Inc. U.S. Exchange Holdings, Inc. owns 100% of International Securities Exchange Holdings, Inc. International Securities Exchange Holdings, Inc. owns 100% of International Securities Exchange, LLC.

5. *Brief description of business or functions:* Deutsche Börse AG is the parent company of Deutsche Börse Group (DBG), which covers the entire securities process chain from trading over clearing all the way to settlement and custody. DBG is also a provider of IT solutions and an insourcing partner for the global securities industry as well as a leading provider of market data and analytics.

6. *Copy of constitution:* See attached Deutsche Borse AG Articles of Incorporation

7. *Copy of articles of incorporation or association and amendments:* See attached Deutsche Borse AG Articles of Incorporation

8. *Copy of existing by-laws:* See attached Deutsche Borse AG Articles of Incorporation

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

   Executive Committee
   Carsten Kengeter (CEO)
   Andreas Preuß (Deputy CEO)
   Hauke Stars
   Gregor Pottmeyer
   Jeffrey Tessler

   Supervisory Board
   Dr. Joachim Faber (Chairman)
   Richard Berliand (Deputy Chairman)
   Karl-Heinz Floether
   Marion Fornhoff
   Hans-Peter Gabe
   Craig Heimark
   Dr. Monica Mächler
   Gerhard Roggemann

Dr. Erhard Schipporeit
Jutta Stuhlfauth
Johannes Witt
Amy Yip

Officers
Carsten Kengeter (CEO)
Andreas Preuß (Deputy CEO)
Gregor Pottmeyer
Hauke Stars
Jeffrey Tessler

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

B. Eurex Frankfurt AG

1. *Name:* Eurex Frankfurt AG
   Address: Neue Börsenstraße. 1 60487 Frankfurt/Main Germany

2. *Form of organization:* German Stock Corporation.

3. *Name of state, statute under which organized and date of incorporation:* Eurex Frankfurt AG is a German Stock Corporation duly incorporated and organized under the German Stock Corporation Act on September 24, 1998.

4. *Brief description of nature and extent of affiliation:* Deutsche Börse AG and Eurex Frankfurt AG own respectively 85%/15% of U.S. Exchange Holdings, Inc. U.S. Exchange Holdings, Inc. owns 100% of International Securities Exchange Holdings, Inc. International Securities Exchange Holdings, Inc. owns 100% of International Securities Exchange, LLC.

5. *Brief description of business or functions:* Eurex Frankfurt AG is the operational body of the derivatives exchange (Eurex Deutschland), a marketplace for the trading and clearing of options and futures. Eurex Frankfurt AG operates Eurex Deutschland by providing financial and personnel resources and facilities.

6. *Copy of constitution:* See attached Eurex Frankfurt AG Articles of Association.

7. *Copy of articles of incorporation or association and amendments:* See attached Eurex Frankfurt AG Commercial Register Extract.

8. *Copy of existing by-laws:* See attached Eurex Frankfurt AG Articles of Association.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

Executive Board
Andreas Preuß (CEO)
Brendan Bradley
Mehtap Dinc
Gary Katz
Michael Peters
Peter Reitz

Supervisory Board
Dr. Hugo Bänziger (Chairman)
Richard Berliand
Serge Demoliére
Martin Klaus
Susanne Klöß
Dr. h.c. Petra Roth
Jürg Spillmann
Hauke Stars

Officers
Andreas Preuß (CEO)
Gary Katz
Michael Peters
Peter Reitz
Brendan Bradley
Mehtap Dinc

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

C. U.S. Exchange Holdings, Inc.

1. *Name:* U.S. Exchange Holdings, Inc.
   Address: 233 South Wacker Drive, Suite 2450 Chicago, IL 60606

2. *Form of organization:* Corporation.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under the General Corporation Law of the State of Delaware on April 24, 2003.

4. *Brief description of nature and extent of affiliation:* U.S. Exchange Holdings, Inc. owns 100% of International Securities Exchange Holdings, Inc. International Securities Exchange Holdings, Inc. owns 100% of International Securities Exchange, LLC..

5. *Brief description of business or functions:* U.S. Exchange Holdings, Inc. provides marketing and sales services for Eurex Frankfurt AG.

6. *Copy of constitution:* Not applicable

7. *Copy of articles of incorporation or association and amendments:* See attached U.S. Exchange Holdings, Inc. Second A & R Certificate of Incorporation.

8. *Copy of existing by-laws:* See attached U.S. Exchange Holdings, Inc. Second A & R Bylaws.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

Directors
Heike Eckert
Michael Peters

Officers
Michael Peters (President)
Vassilis Vergotis (Executive Vice President)
Mathias Michel (Treasurer)
Vassilis Vergotis (Secretary)
David Offutt (Asst. Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

D. U.S. Exchange LLC

1. *Name:* U.S. Exchange LLC
Address: 233 South Wacker Drive Ste 2450 Chicago Il 60606

2. *Form of Organization*: Limited Liability Company, 100% subsidiary of U.S. Exchange Holdings, Inc.

3. *Name of state and statute citation under which organized*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 24, 2003

4. *Brief description of nature and extent of affiliation:* U.S. Exchange LLC is owned 100% by U.S. Exchange Holdings, Inc. U.S. Exchange Holdings, Inc. owns 100% of International Securities Exchange Holdings, Inc. International Securities Exchange Holdings, Inc. owns 100% of International Securities Exchange, LLC..

5. *Brief description of business or functions:* Holding company

6. *Copy of the constitution*: None available - this entity is dormant

7. *Copy of the articles of incorporation or association and amendments*: See attached U.S. Exchange LLC Certificate of Formation.

8. *Copy of existing by-laws:* None available.

9. *Name and title of the present officers, governors, members of all standing committees or persons performing similar functions*: None available - this entity is dormant

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

E. International Securities Exchange Holdings, Inc. ("ISE Holdings")

1. *Name:* International Securities Holdings, Inc.
   Address: 60 Broad Street, New York, NY 10004

2. *Form of organization:* Corporation.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under the General Corporation Law of the State of Delaware on November 16, 2004.

4. *Brief description of nature and extent of affiliation:* International Securities Exchange Holdings, Inc. owns 100% of International Securities Exchange, LLC.

5. *Brief description of business or functions:* The ISE Holdings is the holding company for International Securities Exchange LLC and the Exchange. It does not operate a business.

6. *Copy of constitution:* Not applicable

7. *Copy of articles of incorporation or association and amendments:* See attached International Securities Exchange Holdings, Inc. A & R Certificate of Incorporation.

8. *Copy of existing by-laws:* See attached International Securities Exchange Holdings, Inc. Second A & R Bylaws.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

Directors
Gary Katz
David Krell
Andreas Preuß

Officers
Gary Katz (President and Chief Executive Officer)
Tom A. Ascher (Chief Strategy Officer)
Lance Emmons (Finance and Administration Officer, Controller)
Michael Simon (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

F. *ISE Gemini, LLC*

1. *Name:* ISE Gemini, LLC
   Address: 60 Broad Street, New York, NY 10004

2. *Form of organization:* Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 12, 2012.

4. *Brief description of nature and extent of affiliation:* International Securities Exchange Holdings, Inc. owns 100% of ISE Gemini, LLC. International Securities Exchange Holdings, Inc. owns 100% of International Securities Exchange, LLC.

5. *Brief description of business or functions:* ISE Gemini, LLC plans operates a registered national securities exchange. It offers options trading on underlying equity, ETF, index, and foreign currency options products

6. *Copy of constitution:* See attached See attached ISE Gemini, LLC Constitution

7. *Copy of articles of incorporation or association and amendments:* See attached ISE Gemini, LLC Certificate of Formation.

8. *Copy of existing by-laws:* Topaz Exchange, LLC Agreement.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

Directors

The ISE, LLC Board of Directors currently has 15 members, eight of whom are non-industry public directors. The Chief Executive Officer of the ISE, LLC exchange is also on the board.

David Krell
Andreas Preuß
Gary Katz
Michael P. Monaco
Hauke Stars
Joseph B. Stefanelli
Marcus Thompson
Kenneth A. Vecchione
Christianna Wood
Patrick Hickey
Eric Levine
Elizabeth R. Martin
Jonathan Rosen
Joseph Sellitto
Tyler Sorba

Officers
Gary Katz (President and Chief Executive Officer)
Thomas Ascher (Chief Strategy Officer)
Daniel Friel (Chief Information Officer)
Michael Simon (Chief Regulatory Officer, Secretary and General Counsel)
Boris Ilyevsky (Managing Director, ISE Options)
Robert Cornish (Chief Technology Officer)
Lance Emmons (Finance and Administration Officer, Controller)
Joseph W. Ferraro III (Deputy General Counsel, Legal Officer, and Assistant Secretary)
Jacqueline Gaillard (Human Resources Officer)
Jeanine Hightower (Business Development Officer)
Molly McGregor (Communications and Marketing Officer)
Thomas Reina (Technology Development Officer)
Russ Davidson (Surveillance Officer)
Claire McGrath (Compliance Officer)

Standing Committees

Compensation Committee

Mike Monaco
Joseph Stefanelli
Kenneth Vecchione

Corporate Governance Committee
Christianna Wood
David Krell
Andreas Preuß
Joseph Stefanelli
Kenneth Vecchione
Michael Monaco
Hauke Stars
Marcus Thompson

Finance and Audit Committee
Christianna Wood
Andreas Preuß
Kenneth Vecchione
Michael Monaco
Marcus Thompson

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable

G. Longitude LLC

1. *Name:* Longitude LLC
   Address: 60 Broad Street, New York, NY 10004

2. *Form of Organization:* Limited Liability Company

3. *Name of state and statute citation under which organized:* Longitude LLC is a Delaware limited liability company duly organized on January 24, 2006.

4. *Brief description of nature and extent of affiliation:* Longitude LLC is 100% owned by International Securities Exchange Holdings, Inc. International Securities Exchange Holdings, Inc. owns 100% of International Securities Exchange, LLC.

5. *Brief description of business or functions:* Longitude LLC intends to license software and other intellectual property rights for pari-mutuel-based trading.

6. *Copy of the constitution*: Not applicable

7. *Copy of the articles of incorporation or association and amendments*: See attached Longitude LLC Certificate of Formation.

8. *Copy of existing by-laws:* See attached Longitude LLC A & R LLC Agreement.

9. *Name and title of the present officers, governors, members of all standing committees or persons performing similar functions:*

Board of Managers
Thomas A. Ascher
Joseph W. Ferraro III
Scott Shechtman

Officers
Thomas A. Ascher (President and Chief Executive Officer)
Joseph W. Ferraro III. (General Counsel and Secretary)

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

H. ETC Acquisition Corp.

1. *Name:* ETC Acquisition Corp.
   Address: 60 Broad Street, New York, NY 10004

2. *Form of Organization:* Corporation

3. *Name of state and statute citation under which organized:* ETC Acquisition Corp. is a Delaware corporation duly organized on April 3, 2002.

4. *Brief description of nature and extent of affiliation:* ETC Acquisition Corp. is 100% owned by International Securities Exchange Holdings, Inc. International Securities Exchange Holdings, Inc. owns 100% of International Securities Exchange, LLC.

5. *Brief description of business or functions:* ETC Acquisition Corp. facilitates the leasing of Competitive Market Maker (CMM) memberships on International Securities Exchange, LLC's options exchange.

6. *Copy of the constitution*: Not applicable

7. *Copy of the articles of incorporation or association and amendments*: See attached ETC Acquisition Corp. Certificate of Incorporation.

8. *Copy of existing by-laws:* See attached ETC Acquisition Corp. Bylaws.

9. *Name and title of the present officers, governors, members of all standing committees or persons performing similar functions:*

Directors

- Gary Katz
- Michael J. Simon

Officers

- Gary Katz (President)
- Michael J. Simon (Secretary)
-

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

I. Hanweck Associates, LLC ("Hanweck")

1. *Name:* Hanweck Associates, LLC
   Address: 61 Broadway, New York, NY 10006

2. *Form of organization:* Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New York under Section 203 of the Limited Liability Company Law of the State of New York on November 25, 2003.

4. *Brief description of nature and extent of affiliation:* Hanweck Associates, LLC is owned 26.44% by International Securities Exchange Holdings, Inc. International Securities Exchange Holdings, Inc. owns 100% of International Securities Exchange, LLC.

5. *Brief description of business or functions:* Hanweck provides specialized risk management solutions to financial institutions.

6. *Copy of constitution:* Not applicable

7. *Copy of articles of incorporation or association and amendments:* <u>See attached</u> Articles of Organization of Hanweck Associates LLC. and Hanweck Associates LLC Filing Receipt.

8. *Copy of existing by-laws:* <u>See attached</u> A & R LLC Operating Agreement of Hanweck Associates LLC.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

Board of Managers

Gerald A. Hanweck, Jr.
Gerald A. Hanweck, Sr.
Michael Hollingsworth
Thomas Ascher

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

J. Longitude S.A.

1. Name: Longitude S.A.

Address: 42 Avenue J.F. Kennedy, L-1855 Luxembourg, R.C.S.

Luxembourg B 170031

2. Form of Organization: Société Anonyme

3. Name of state and statute citation under which organized: Longitude S.A. is a société anonyme duly organized on June 28, 2012 under the Law of Commercial Companies of 10 August 1915, as amended.

3. Brief description of nature and extent of affiliation: Longitude S.A. is 100% owned by International Securities Exchange Holdings, Inc. International Securities Exchange Holdings, Inc. also owns 100% of International Securities Exchange, LLC & ISE Gemini, LLC.

4. Brief description of business or functions: Longitude S.A. intends to License software and other intellectual property rights for pari-mutuel based Trading.

5. Copy of the constitution: Not applicable

6. Copy of the articles of incorporation or association and amendments: See attached Longitude S.A. Articles of Incorporation.

7. Copy of existing by-laws: Not applicable

8. Name and title of the present officers, governors, members of all standing committees or persons performing similar functions:

Board of Directors

Thomas A. Ascher

Scott Shechtman

Marco Steeg

Gabriele Fabry

Officers

Thomas A. Ascher (President and Chief Executive Officer)

Scott Shechtman (Vice-Chairman)

Michele Bierset (Daily Manager)

9. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

K. Finnovation S.A.

1. Name: Finnovation S.A.
Address: 42 Avenue J.F. Kennedy, L-1855 Luxembourg, R.C.S. Luxembourg B 170031
2. Form of Organization: Société Anonyme
3. *Name of state and statute citation under which organized*: Finnovation S.A. is a société anonyme duly organized on 26 March 2008 under the Law of Commercial Companies of 10 August 1915, as amended.
4. Brief description of nature and extent of affiliation: Finnovation S.A. is 100% owned by Deutsche Börse AG. Deutsche Börse AG also indirectly (through various intermediary entities) owns 100% of ISE Gemini, LLC.
5. Brief description of business or functions: Finnovation S.A. owns the T7 software and related intellectual property rights, which it licenses to International Securities Exchange Holdings, Inc. by way of a written license agreement and maintenance agreement. International Securities Exchange Holdings, Inc. provides such software to its exchange subsidiaries, including International Securities Exchange, LLC, and ISE Gemini, LLC. In exchange for the license, International Securities Exchange Holdings, Inc. pays a license fee and maintenance fee to Finnovation S.A.
6. Copy of the constitution: Not applicable
7. Copy of the articles of incorporation or association and amendments: See attached Finnovation S.A. Articles of Incorporation.

8. Copy of existing by-laws: Not applicable
9. Name and title of the present officers, governors, members of all standing committees or persons performing similar functions:

Board of Directors
Gabriele Fabry
Richard Green
Rene Keller
Uwe Schweickert
Marco Steeg
Officers
Michèle Bierset (Vice President)

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

K. Other Indirect Foreign Affiliates

An organizational chart of Affiliates owned by Deutsche Borse AG is attached, which includes an asterisk indicating which entities are Foreign Indirect Affiliates.

I General Provisions

§ 1 Name, Corporate Seat and Term

(1) The name of the Corporation is Deutsche Börse Aktiengesellschaft.

(2) The Corporation has its legal seat in Frankfurt/Main.

(3) The Corporation has been established for an undefined period of time.

§ 2 Objectives of the Corporation

(1) The objectives of the Corporation are

a) the operation of exchanges, including but not limited to stock exchanges, subject to applicable laws and regulations;

b) services for the design, development and implementation of electronic data processing in areas including but not limited to stock exchange transactions, the securities business of financial institutions and the settlement thereof and, furthermore, the collection, processing and sale of financial information;

c) the provision of support services to undertakings engaged in the stock exchange and securities business which shall include, but not be limited to, the provision of central services to such undertakings in relation to all activities thereof.

(2) The Corporation may acquire, dispose of, develop, lease, rent out or employ for third parties any hardware and software and all facilities related thereto.

(3) The Corporation may transact any business, take any action and perform any other acts, which appear to be directly or indirectly necessary, suitable or useful to achieve the corporate objecttives. The Corporation may acquire and dispose of real estate, establish branches within and outside Germany and participate in, establish or acquire any undertakings of the same or a similar kind or, by way of exception, of a different kind. Furthermore, the Corporation may enter into intra-Group agreements and joint ventures.

(4) The Corporation shall be subject to confidentiality requirements as are customary in the banking industry.

§ 3 Official Announcements and Information

(1) Official announcements of the Corporation will be published in the Federal Gazette *(Bundesanzeiger)*.

(2) Information to the holders of authorized securities of the Corporation can also be provided by means of remote electronic data transmission.

II Share Capital and Shares

§ 4 Division and Amount of Share Capital

(1) The share capital of the Corporation is EUR 193,000,000.00 (in words: EUR one hundred ninety three million) and is divided into 193,000,000 registered shares with no par value. The registered shares shall be listed in a share ledger to

be maintained by the Corporation, specifying the name, date of birth and address of the shareholder as well as the amount of shares or the number of each share.

(2) The Corporation shall be entitled to issue collective certificates for several shares. The shareholder shall not be entitled to an individual certificate of its shares unless the rules and regulations of an exchange on which the share is listed for trading require such evidence by document. Share certificates shall be provided with the signature of two members of the Executive Board in original or produced in mechanic facsimile. In all other respects the form of share certificates, dividend coupons and renewal coupons shall be determined by the Executive Board with the approval of the Supervisory Board.

(3) Subject to the Supervisory Board's consent, the Executive Board is authorized to increase the share capital on one or more occasions until 11 May 2016 by up to a total of EUR 5,200,000.00 by issuing new registered no-par value shares against cash contributions and/or contributions in kind (Authorized Capital I). The shareholders shall be granted subscription rights in this respect.

Subject to the consent of the Supervisory Board, the Executive Board is authorized, however, to exclude subscription rights if the capital increase against contributions in kind is implemented for the purpose of acquiring companies, parts of companies, equity interests in companies or other assets.

The Executive Board is also authorized, subject to the Supervisory Board's consent, to exclude fractional amounts from shareholders' subscription rights.

The new shares may also be acquired by certain banks to be specified by the Executive Board or companies operating in accordance with section 53 (1) sentence 1 or section 53b (1) sentence 1 or (7) of the German Banking Act (Gesetz über das Kreditwesen - KWG) subject to the obligation that they offer such shares to shareholders (indirect subscription right).

The Executive Board shall determine, subject to the Supervisory Board's consent, the additional terms and conditions relating to the issue of the shares, including the issue price.

(4) The Executive Board is authorized, subject to the Supervisory Board's consent, to increase the share capital on one or more occasions until 26 May 2015 by up to a total of EUR 27,800,000.00 by issuing new registered no-par value shares against cash contributions and/or contributions in kind (Authorized Capital II). The shareholders shall be granted subscription rights.

However, the Executive Board is authorized, subject to the Supervisory Board's consent, to exclude shareholders' subscription rights in the event of cash capital increases if the issue price of the new shares does not fall substantially below the quoted price of the shares and the shares issued under the exclusion of shareholders' subscription rights in accordance with section 186 (3) sentence 4 AktG do not exceed a total of 10% of the Corporation's share capital either at the point in time at which the authorization becomes effective by virtue of the amendment to the Articles of Incorporation being recorded in the commercial register or at the time at which the authorization is exercised. All shares issued or sold in direct or analogous application of section 186 (3) sentence 4 AktG during the period in which this authorization is effective until the point in time at which it is exercised shall be included in the calculation of the aforementioned 10% limit.

The Executive Board is also authorized, subject to the Supervisory Board's consent, to exclude shareholders' subscription rights to new shares for a pro rata amount of the share capital of up to a total of EUR 3,000,000.00 in order to issue the new shares to employees of the Corporation, or affiliated companies within the meaning of sections 15 et seq. of the AktG, excluding members of the Executive Board and the management of affiliated companies. These shares shall be issued either directly, or indirectly subsequent to their subscription by a credit institution and repurchase by the Corporation.

The Executive Board is also authorized, subject to the Supervisory Board's consent, to exclude shareholders' subscription rights, provided the capital increase is implemented against contributions in kind for the purposes of acquiring companies, parts of companies or equity interests in companies or other assets.

The Executive Board is also authorized, subject to the Supervisory Board's consent, to exclude fractional amounts from shareholders' subscription rights.

The new shares may also be acquired by certain credit institutions or companies to be specified by the Executive Board operating in accordance with section 53 (1) sentence 1 or section 53b (1) sentence 1 or (7) of the German Banking Act (*Gesetz über das Kreditwesen* - KWG) subject to the obligation that they offer such shares to shareholders (indirect subscription right).

The Executive Board shall determine, subject to the Supervisory Board's consent, the additional terms and conditions relating to the issue of the shares, including the issue price.

(5) The Executive Board is authorized, subject to the Supervisory Board's consent, to increase the share capital on one or more occasions until 26 May 2015 by up to a total of EUR 19,500,000.00 by issuing new registered no-par value shares against cash contributions (Authorized Capital III). The shareholders shall be granted subscription rights. However, the Executive Board is authorized, subject to the Supervisory Board's consent, to exclude fractional amounts from shareholders' subscription rights.

The new shares may also be acquired by certain credit institutions or companies to be specified by the Executive Board operating in accordance with section 53 (1) sentence 1 or section 53b (1) sentence 1 or (7) of the German Banking Act (*Gesetz über das Kreditwesen* - KWG) subject to the obligation that they offer such shares to shareholders (indirect subscription right).

The Executive Board shall determine, subject to the Supervisory Board's consent, the additional terms and conditions relating to the issue of the shares, including the issue price.

(6) Subject to the Supervisory Board's consent, the Executive Board is authorised to increase the share capital on one or more occasions until 15 May 2017 by up to a total of EUR 6,000,000.00 by issuing new registered no-par value shares against cash contributions and/or contributions in kind (Authorised Capital IV). The shareholders shall be granted pre-emptive subscription rights in this respect unless the Executive Board exercises the authorisation granted to it and excludes shareholder subscription rights with the consent of the Supervisory Board. The Executive Board is authorised to exclude fractional amounts from shareholders' pre-emptive subscription rights with the consent of the Supervisory Board. Furthermore, the Executive Board is authorised to exclude shareholders' pre-emptive subscription rights with the consent of the Supervisory Board for purposes of issuing up to 900,000 new shares each financial year to members of the Executive Board and employees of the Company, as well as to members of the Executive Boards/management and employees of affiliated companies within the meaning of §§ 15 et seq. AktG. The Executive Board shall determine, subject to the Supervisory Board's consent, the additional terms and conditions relating to the issue of the shares, including the issue price. Shares issued to members of the Executive Board and employees of the Company, as well as to members of the Executive Boards/management and employees of affiliated companies within the meaning of §§ 15 et seq. AktG carry full dividend rights for the financial year in which they were issued..

III Corporate Constitution

§ 5 Corporate Bodies

The corporate bodies of the Corporation are the Executive Board, the Supervisory Board and the Shareholders' Meeting.

A. The Executive Board

§ 6 Composition, Chairman, Standing Rules of Procedure

(1) The Executive Board of the Corporation shall consist of at least two members. The number of the members of the Executive Board will be determined by the Supervisory Board. An appointment of deputy members of the Executive Board is admissible.

(2) The Supervisory Board shall appoint one member of the Executive Board as chairman.

(3) The Supervisory Board shall adopt Standing Rules of Procedure for the Executive Board.

§ 7 Representation, Management

(1) The Corporation is legally represented by two members of the Executive Board acting jointly or by one member of the Executive Board acting jointly with a Prokurist (senior corporate officer).

(2) The Executive Board shall conduct the affairs of the Corporation in accordance with applicable law, these Articles of Incorporation and the Standing Rules of Procedure.

(3) The Supervisory Board may release individual or all members of the Executive Board from the restrictions under Section 181 of the German Civil Code ("BGB") to the effect that they will be allowed to enter into legal transactions with the Corporation as agents of third parties.

§ 8 Advisory Boards

(1) For purposes of advising the Executive Board the Corporation may establish one or several advisory boards.

(2) The members of the advisory boards shall be appointed by the Executive Board for a term of three years, subject to the prior approval of the Supervisory Board. The appointments shall be renewable. The Executive Board will determine the responsibilities for each advisory board and shall adopt Standing Rules of Procedure for the advisory board, which shall, in particular, stipulate the number of the members of the respective advisory board. The advisory board shall from among its members elect a chairman and two vice chairmen.

B. The Supervisory Board

§ 9 Composition, Term of Office

(1) The Supervisory Board comprises 18 members. Such members shall be elected for a term of office ending at the closing of the General Shareholders' Meeting which votes on the approval for the second fiscal year after the commencement of the term of office, not including such fiscal year in which the term of office has commenced. The General Shareholders' Meeting may set a shorter term of office for one or several shareholder representatives.

(2) No more than two former members of the Executive Board of the Corporation may be members of the Supervisory Board.

(3) If a member of the Supervisory Board ceases to be a member prior to the expiration of his term of office, a new member shall be co-opted for the remaining term of office of the withdrawing member.

§ 10 Resignation from Office

Any member of the Supervisory Board may, for cause or otherwise, resign from office by giving one month's written notice to the Executive Board.

§ 11 Constitution

Immediately after the General Shareholders' Meeting at which the election has been made of all Supervisory Board members to be elected by such Shareholders' Meeting, a Supervisory Board meeting shall be held without any notice having to be given of such meeting. At such meeting, which shall be chaired by the shareholders' Supervisory Board member most senior by age, the Supervisory Board shall from among its members elect a chairman and one vice-chairman for the term of office determined in Art. 9. If the chairman or his vice-chairman should withdraw from such office prior to the expiration of the relevant term, then the Supervisory Board shall elect a substitute for the remaining term of office of the withdrawing member.

§ 12 Duties

(1) The Supervisory Board shall be responsible for the appointment of the members to the Executive Board and the revocation of such appointment.

(2) The Supervisory Board shall determine the types of transactions with respect to which the Executive Board, without prejudice to its authority to represent the Corporation legally, shall obtain the prior approval of the Supervisory Board.

(3) The Supervisory Board may adopt its own Standing Rules of Procedure and may establish committees.

(4) The Supervisory Board is authorized to make amendments to the Articles of Incorporation to the extent that they affect only the wording thereof.

§ 13 Meeting, Resolutions, Minutes, Remuneration

(1) The Supervisory Board shall meet at least twice in each six-month period. The meeting shall be convoked by the Chairman of the Supervisory Board.

(2) The Supervisory Board has quorum if at least half of the members comprising it in accordance with the law and the Articles of Incorporation participate in a resolution to be voted upon. Unless mandatory law provides to the contrary, resolutions of the Supervisory Board will be adopted by a simple majority of the votes cast. The foregoing shall also apply to elections. In case of an equality of votes the chairman shall have the decisive vote.

(3) Resolutions may also be adopted by written vote, telephone or cable as well as by fax or e-mail as the chairman may have directed provided that no member of the Supervisory Board objects to such a procedure within the time limit specified by the Chairman.

(4) Any proceedings and resolutions of the Supervisory Board shall be recorded in minutes which shall be signed by the chairman.

(5) The members of the Supervisory Board shall receive a fixed annual remuneration of EUR 70,000.00. This remuneration shall be increased to EUR 170,000.00 for the Chairman of the Supervisory Board and to EUR 105,000.00 for the Deputy Chairman.

(6) Members of Supervisory Board committees shall receive an additional fixed annual remuneration of EUR 30,000.00 for each committee membership, and members of the Audit Committee shall receive an additional fixed annual remuneration of EUR 35,000.00. The remuneration stipulated in the foregoing sentence shall be increased to EUR 40,000.00 for committee chairpersons, and to EUR 60,000.00 for the chairman of the Audit Committee.

(7) If a Supervisory Board member participates in multiple committees, the remuneration for their activities shall not exceed that for the two most highly remunerated committees in which they participate.

(8) Members of the Supervisory Board who only sit on the board for part of any given fiscal year shall receive one twelfth of the fixed remuneration under section 5 and any committee remuneration under section 6 for each commenced month of membership. Section 7 shall apply accordingly.

(9) The remuneration set out in sub-sections 5, 6 and 7 above shall be due for payment after the Shareholders' Meeting, which is presented with or approves the consolidated annual financial statements for the remuneration year.

(10) The members of the Supervisory Board shall also receive a refund of their cash expenses and of the statutory VAT applicable to the Supervisory Board and committee remuneration.

C. Shareholders' Meetings

§ 14 Place

Shareholders' Meetings shall be held at the seat of the Corporation.

§ 15 Calling of the Meeting

Unless other persons are authorized by law to do so, the Shareholders' Meetings shall be convened by the Executive Board or the Supervisory Board. To the extent that no shorter period is admissible by law, the convocation of the Shareholders' Meeting must be published in the electronic Federal Gazette (*Bundesanzeiger)* no less than 30 days prior to the conclusion of the date by which shareholders are required under section 16 (1) of the Articles of Incorporation of the Corporation to register to attend the Shareholders' Meeting. The date on which the convocation was published shall not be included in this 30-day period. This does not exclude any other forms of convocation permitted by law.

§ 16 Attendance, Voting Rights

(1) The right to participate in and vote at the Shareholders' Meeting is extended to all shareholders having registered in due time whose shares are registered in the share ledger. The Corporation must receive the registration at the address indicated in the notice of convocation no less than six days prior to the Shareholders' Meeting, whereby the date on which the registration is received is not included in these six days. Registration must be submitted in writing, by fax or in any other manner as stipulated by the Corporation in the notice of convocation of the Shareholders' Meeting.

(2) Each no-par value share shall entitle the holder thereof to cast one vote at a Shareholders' Meeting.

(3) Voting rights may be exercised by proxy. Power of attorneys must be granted in textform, unless a less stringent form is stipulated by law.

(4) The Executive Board is authorized to provide that shareholders are able to participate in the Annual General Meeting in absentia and without appointing a proxy, and to exercise all or some of their rights, in part or in full, via electronic means of communication. The Executive Board is also authorized to stipulate in further detail the conditions of participating in the Annual General Meeting and exercising rights in accordance with sentence 1. Such conditions shall be communicated at the time the Annual General Meeting is convened.

(5) The Executive Board is authorized to provide that shareholders are able to exercise their right to vote at the Annual General Meeting in absentia, either in writing or via electronic means of communication (postal ballot). The Executive Board is also authorized to stipulate in further detail the conditions of voting by postal ballot in accordance with sentence 1. Such conditions shall be communicated at the time the Annual General Meeting is convened.

§ 17 **Chairman, Broadcast of the Shareholders' Meeting**

(1) Shareholders' Meetings shall be chaired by the chairman of the Supervisory Board, one of his vice-chairmen or any other member of the Supervisory Board to be appointed by the Supervisory Board (Chairman of the Meeting).

(2) The Chairman of the Meeting may determine an order of the items of discussion in deviation from the agenda set out in the notice of the meeting. He shall also determine the method and form of any voting.

(3) The chair of the Annual General Meeting is authorized to limit the time in which shareholders are entitled to make statements and ask questions. In particular, he/she is authorized, either at the beginning or during the course of the Annual General Meeting, to set an appropriate period of time for the entire Annual General Meeting, for an individual agenda item or for individual statements or questions.

(4) The Executive Board may permit the audiovisual transmission of the Shareholders' Meeting.

§ 18 **Adoption of Resolutions**

(1) Unless mandatory rules of the Stock Corporation Act provide to the contrary, resolutions of the Shareholders' Meeting will be adopted with simple majority of the votes cast. To the extent that the Stock Corporation Act, for purposes of a resolution, prescribes in addition an approving majority of the share capital represented at the meeting, a simple majority of the share capital so represented shall be sufficient subject to admissibility by law.

(2) If, in any election at a Shareholders' Meeting, a simple approving majority is not attained on the first ballot, a second ballot shall be made from a shortlist of such two candidates who have received the largest number of votes. In case of a tie the decision shall be made by drawing lots.

IV Annual Financial Statements, Appropriation of Profits

§ 19 **Fiscal Year**

(1) The fiscal year of the Corporation is the calendar year.

(2) Within the first three months of the fiscal year the Executive Board shall prepare the annual balance sheet, profit and loss statement including the notes thereto as well as the management report with respect to the immediately preceding fiscal year and submit these documents without undue delay to the Supervisory Board together with the proposal to the Shareholders' Meeting for the appropriation of net retained profits. The Supervisory Board shall deliver its report to the Executive Board within one month following receipt of the documents referred to hereinbefore.

(3) The annual financial statements, the management report, the report of the Supervisory Board and the proposal for the appropriation of net retained profits shall be submitted to the Shareholders' Meeting not later than within the first eight months of the new fiscal year.

(4) The Shareholders' Meeting shall, within the first eight months of the fiscal year, decide on the approval of the acts of the Executive Board and of the Supervisory Board, the appropriation of net retained profits, the appointment of the auditor and, to the extent provided for by law, on the approval of the annual financial statements.

§ 20 **Appropriation of Profits, Entitlement to Share in Profits**

(1) The resolution adopted by the Shareholders' Meeting with respect to the appropriation of net retained profits shall separately reflect the following items:

a) the amount of net retained profits

b) the amount to be distributed to the shareholders

c) the amounts to be allocated to the revenue reserves

d) the amount of retained profits, if any

e) the amount of additional expenses, if any, incurred as a result of the resolution.

(2) Unless the Shareholders' Meeting resolves otherwise, the shares of the shareholders in the profits will be distributed to the shareholders in proportion to their share capital contributions.

(3) In the event that any share capital contributions were not made until within the given fiscal year the beginning of the entitlement to a share in the profits may be determined in deviation from section 60 (2) of the Stock Corporation Act.

V Organizational Expenses

§ 21 **Organization Expenses**

The total organizational expenses amounting to approximately EUR 7,669.38 shall be borne by the Corporation.

Handelsregister B des Amtsgerichts Frankfurt am Main	Abteilung B Wiedergabe des aktuellen Registerinhalts Abruf vom 21.02.2014 10:00	Nummer der Firma: **HRB 45817**
-Ausdruck-	Seite 1 von 3	

1. **Anzahl der bisherigen Eintragungen:**

   51

2. **a) Firma:**

   EUREX Frankfurt Aktiengesellschaft

   b) Sitz, Niederlassung, inländische Geschäftsanschrift, empfangsberechtigte Person, Zweigniederlassungen:

   Frankfurt am Main
   Geschäftsanschrift: Mergenthalerallee 61, 65760 Eschborn

   c) Gegenstand des Unternehmens:

   Der Betrieb von Börsen, insbesondere von Wertpapierbörsen nach Maßgabe der gesetzlichen Bestimmungen einschließlich der elektronischen Börsen für Termingeschäfte (insbesondere Optionen und Financial Futures), die Wahrnehmung der Aufgaben eines Clearing-Hauses einschließlich des Betriebs eines Clearing-Systems für die geld- und stückmäßige Abwicklung der Geschäfte; die Planung, Entwicklung und Durchführung elektronischer Datenverarbeitung, insbesondere im Bereich des Börsengeschäfts, Clearing-Geschäfts und des Wertpapiergeschäfts der Kreditinstitute einschließlich dessen Abwicklung sowie Sammlung, Verarbeitung und der Vertrieb von auf Wertpapiere und/oder Derivate bezogenen Informationen; die Erbringung von unterstützenden Dienstleistungen für mit dem Börsen-, Clearing- und Wertpapiergeschäfts befaßte Unternehmen, insbesondere durch Wahrnehmung zentraler Dienste in sämtlichen Tätigkeitsbereichen für die betroffenen Unternehmen.

3. **Grund- oder Stammkapital:**

   6.000.000,00 EUR

4. **a) Allgemeine Vertretungsregelung:**

   Ist nur ein Vorstandsmitglied bestellt, so vertritt es die Gesellschaft allein. Sind mehrere Vorstandsmitglieder bestellt, so wird die Gesellschaft durch zwei Vorstandsmitglieder oder durch ein Vorstandsmitglied gemeinsam mit einem Prokuristen vertreten.

   b) Vorstand, Leitungsorgan, geschäftsführende Direktoren, persönlich haftende Gesellschafter, Geschäftsführer, Vertretungsberechtigte und besondere Vertretungsbefugnis:

   Vorstand: Dr. Book, Thomas, Hörstel, *18.06.1971
   Vorstand: Katz, Gary, New York/ USA, *22.10.1950
   Vorstand: Peters, Michael, Frankfurt am Main, *11.08.1963
   Vorstand: Preuß, Andreas, Beaconsfield, Buckinghamshire HP9 2BU/ Großbritannien, *22.06.1956
   Vorstand: Reitz, Peter, Frankfurt am Main, *16.09.1965

   Vertretungsberechtigt gemeinsam mit einem anderen Vorstandsmitglied oder einem Prokuristen:
   Vorstand: Bradley, Brendan, Woodfort Green, Großbritannien, *19.06.1964
   Vorstand: Dinc, Mehtap, Königstein im Taunus, *08.07.1967

5. Prokura:

Gesamtprokura gemeinsam mit einem Vorstandsmitglied oder einem anderen Prokuristen:
Backes, Edward, Ortenberg-Bleichenbach, *11.10.1962
Bendixen, Thomas, Frankfurt am Main, *16.06.1961
Deierling, Patrick, Frankfurt am Main, *09.12.1964
Eckert, Heike, Evanston, Illinois, USA, *11.09.1968
Dr. Eholzer, Wolfgang, Oberusel, *07.02.1966
Fernandez Martinez, Felix, Frankfurt am Main, *01.12.1962
Dr. Gebhardt, Cord, Kelkheim, *21.01.1964
Graulich, Matthias, Königstein, *15.03.1974
Hachmeister, Jens, Frankfurt am Main, *26.01.1972
Haderup, Oliver, Frankfurt am Main, *25.04.1968
Hartmann, Daniel, Lufingen/ Schweiz, *24.01.1968
Heath, Stuart, Westerham/ Großbritannien, *17.04.1966
Heinrich, Udo, Niedernhausen, *13.03.1965
Heizmann, Richard, Dietzenbach, *13.07.1962
Hillen, Jürgen, Karben, *02.09.1963
Höptner, Georg Alexander, Frankfurt, *24.11.1970
Jenkins, Grant, Sutton/ Großbritannien, *30.01.1973
Jordan, Vera, Bad Soden am Taunus, *01.03.1968
Karbe, Ernst, Berikon/Schweiz, *22.11.1955
Knobbe, Tobias, Oberursel (Taunus), *30.06.1973
Knoblauch, Stefan, Friedrichsdorf-Köppern, *12.11.1970
Kraus, Christoph, Sulzbach, *21.02.1972
Köhler, Steffen, Oberursel (Taunus), *08.05.1969
Lehl, Christoph, Griesheim, *02.01.1968
Leonhard, Ralf, Schwalbach, *25.06.1970
Mack, Bernd, Langgöns, *08.12.1961
Mai, Stefan, Kronberg, *03.08.1974
Martini, Juan, Dürnten/ Schweiz, *05.07.1961
Merz, Alfred, Hausen/Schweiz, *07.02.1962
Morganti, Flavio, Bülach/ Schweiz, *07.01.1973
Norris, Lisa, Frankfurt am Main, *16.11.1960
Regan, Elizabeth, Frankfurt am Main, *31.01.1967
Reinhold, Simone, Neu-Anspach, *24.10.1965
Dr. Roeckl-Schmidt, Sabine, Oberursel (Taunus), *19.03.1965
Dr. Roth, Randolf, Suhl, *16.06.1969
Dr. Sauermann, Sabine, Frankfurt, *27.09.1973
Schlentrich, Barbara, Wiesbaden, *08.06.1971
Schmaltz, Gottfried, Frankfurt, *06.04.1965
Schmitz-Lau, Nikolas, Konz, *06.04.1968
Schuster, France, Hammersbach, *27.02.1967
Schweickert, Uwe, Frankfurt, *30.06.1971
Schwind, Thilo, Bad Vilbel, *09.11.1963
Schwinn, Roland, Rösrath, *25.04.1964
Stürtz, Holger, Frankfurt am Main, *25.06.1969
Thompson, Marcus, Frankfurt am Main, *23.08.1963
Urban, Nadja, Gießen, *17.05.1968

Dr. Vollrath, Robert, Bad Soden, *15.04.1974
Vossmann, Oliver, Frankenthal, *22.11.1964
Wahl, Thomas, Kelkheim, *20.09.1965
Weber, Frank, Eltville am Rhein, *18.02.1968
Wißbach, Thomas, Langgöns, *11.11.1962
Zickwolff, Marcus, Neu-Anspach, *01.08.1963
Dr. Zinser, Martin P. J., Kronau, *06.03.1966

6. a) Rechtsform, Beginn, Satzung oder Gesellschaftsvertrag:

Aktiengesellschaft
Satzung vom 24.08.1998
Zuletzt geändert durch Beschluss vom 14.09.2012

b) Sonstige Rechtsverhältnisse:

Die Gesellschaft hat mit Zustimmung der Hauptversammlung vom 26.11.1998 als Käuferin mit der Deutsche Börse Terminmarkt GmbH, Frankfurt am Main, eingetragen im Handelsregister des Amtsgerichts Frankfurt am Main unter HRB 44276, als Verkäuferin am 13.10.1998 einen Aktienkauf- und Abtretungsvertrag geschlossen.
Zwischen der Gesellschaft und der EUREX Clearing AG in Frankfurt am Main als beauftragte Gesellschaft ist am 18.11.1998 ein Geschäftsbesorgungsvertrag abgeschlossen, dem die Hauptversammlung durch Beschluss vom 26.11.1998 zugestimmt hat.

7. a) Tag der letzten Eintragung:

17.02.2014

U.S. EXCHANGE HOLDINGS, INC.

SECOND AMENDED AND RESTATED

BY LAWS

ARTICLE I

DEFINITIONS

SECTION 1. **Definitions**. As used in these Bylaws, the following terms shall have the meanings set forth in this Section 1 of Article I (such meanings to be equally applicable to both the singular and plural forms of the terms defined).

"**Board**" and "**Board of Directors**" mean the board of directors of the Corporation.

"**Business Day**" means any day that is not a Saturday, Sunday or any other day on which banks are required or authorized by law to be closed in the City of Chicago.

"**Certificate of Incorporation**" means the certificate of incorporation of the Corporation, as amended, modified, supplemented or restated from time to time.

"**Chairman of the Board**" means the person filling the office described in Article III, Section 5.

"**Commission**" means the United States Securities and Exchange Commission.

"**Controlled National Securities Exchange**" means a national securities exchange controlled, directly or indirectly, by the Corporation, including but not limited to, ISE, LLC or the Direct Edge Exchanges.

"**Corporation**" means U.S. Exchange Holdings, Inc.

"**Designated Officer**" has the meaning set forth in Article III, Section 14.

"**Direct Edge Exchanges**" means EDGA Exchange, Inc. and EDGX Exchange, Inc.

"**Director**" means a director of the Corporation.

"**Disinterested Directors**" has the meaning set forth in Article V, Section 4.

"**Emergency**" has the meaning set forth in Article III, Section 14.

"**Governmental Authority**" means any nation or government, any state, municipality or other political subdivision of any of the foregoing entities, any international, multilateral or intergovernmental organization, any entity exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, any of the foregoing entities (including any court of law), any self-regulatory organization or any arbitration panel.

"**ISE, LLC**" means International Securities Exchange, LLC.

"**Person**" means an individual, partnership (general or limited), joint stock company, corporation, limited liability company, trust or unincorporated organization, or any governmental entity or agency or political subdivision thereof.

"**President**" means the person filling the office of the president of the Corporation.

"**Secretary**" means the person filling the office of the secretary of the Corporation.

"**Stockholders**" has the meaning set forth in Article II, Section 1.

"**Treasurer**" means the person filling the office of the treasurer of the Corporation.

"**Vice President**" means the person filling the office of the vice president of the Corporation.

SECTION 2. **Certain Rules of Construction.** (a) Whenever the context requires, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural and vice-versa.

(b) The words "hereof," "herein" and "hereunder" and words of similar import when used in these Bylaws shall refer to these Bylaws as a whole and not to any particular provision of these Bylaws. References to the Articles, Sections, Paragraphs or Exhibits shall refer respectively to the articles, sections, paragraphs or exhibits of these Bylaws, unless otherwise expressly provided.

(c) When used herein, the terms "include," "includes," and "including" are not limiting.

(d) Unless the context requires otherwise, correlative forms of any term defined herein shall have a corresponding meaning to that of such term.

ARTICLE II

MEETINGS OF STOCKHOLDERS

SECTION 1. **Time and Place of Meetings of Stockholders.** Subject to Section 2 of this Article II, all meetings of the holders of common stock of the Corporation (the "Stockholders") shall be held at such place and time within or without the State of Illinois as the Board, by resolution, shall determine and as set forth in the notice of the meeting.

SECTION 2. **Annual Meetings.** Subject to Section 8 of this Article II, the annual meeting of Stockholders shall be held in Chicago, Illinois on the first Tuesday in April at 11:30 a.m. Central Time (or, if such day is not a Business Day, on the next succeeding Business Day), or at such other time and place within four months following the close of the previous fiscal year as the Board may designate in writing from time to time, to elect the Directors in accordance with these Bylaws and to transact such other business as may properly come before such meeting. If the date of the annual meeting shall fall upon a legal holiday, the meeting shall be held on the next Business Day.

SECTION 3. **Special Meetings.** (a) Special meetings of the Stockholders may be called by the Stockholders holding a majority of the outstanding common stock of the Corporation for any purpose or purposes. Any such call shall state the purpose or purposes of the proposed meeting.

(b) Special meetings may be held at such time and place, within or without the State of Illinois, as shall be stated in the notice of such meeting.

(c) At any special meeting, no business unrelated to the purpose or purposes stated in the notice thereof may be transacted without the unanimous consent of the Stockholders entitled to vote thereat.

SECTION 4. **Stockholders of Record.** (a) The record date for the determination of Stockholders entitled to notice of or to vote at a meeting of Stockholders shall be at the close of business on the day next preceding (i) the day on which notice is given, or (ii) the day on which the meeting is held if notice is not given by reason of due waiver thereof, and the record date for determining Stockholders for any other purpose shall be the close of business on the day on which the resolution of the Board relating thereto is adopted.

(b) A determination of Stockholders of record entitled to notice of or to vote at any meeting of Stockholders, made in accordance with this Section 4 of this Article II, shall apply to any adjournment thereof.

SECTION 5. **Notice of Meetings.** (a) Written notice, which may include electronic mail, stating the place, date and time of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting has been called, shall be delivered by the Secretary to each Stockholder entitled to vote thereat at such Stockholder's address as it appears on the records of the Corporation, not less than ten nor more than sixty days before the date of the meeting.

(b) Notice of any meeting need not be given to any Stockholder who submits a signed waiver of notice, in person or by proxy, whether before or after the meeting. The attendance of any Stockholder at a meeting, in person or by proxy, without protesting to the chairman of such meeting (whether orally or in writing) prior to the conclusion of the meeting the lack of notice of such meeting, shall constitute a waiver of notice by such Stockholder.

SECTION 6. **Quorum and Voting.** (a) Except as otherwise required by law, the Certificate of Incorporation or these Bylaws, the presence, in person or by proxy, of Stockholders holding a majority of the outstanding common stock of the Corporation entitled to vote shall constitute a quorum at all meetings of the Stockholders. In case a quorum shall not be present at any meeting, Stockholders holding a majority of the outstanding common stock of the Corporation entitled to vote thereat, present in person or by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until the requisite amount of stock entitled to vote shall be present. At any such adjourned meeting at which the requisite amount of stock entitled to vote shall be represented, any business may be transacted which might have been transacted at the meeting as originally noticed; but only those Stockholders originally notified of their entitlement to vote at the meeting shall be entitled to vote at any adjournment or adjournments thereof. The Stockholders present, in person or by proxy, at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal during the meeting of that number of Stockholders whose absence would result in less than a quorum being present.

(b) Each Stockholder entitled to vote in accordance with the terms of the Certificate of Incorporation and the provisions of these Bylaws shall be entitled to one vote for each share of common stock held by such Stockholder. Such Stockholder shall vote in person or by a proxy executed in writing by the Stockholder or by the Stockholder's duly authorized attorney-in-fact and filed with the Board before or at the time of the meeting, but no proxy shall be voted after eleven months from its date unless such proxy provides for a longer period.

(c) All decisions shall require the affirmative vote of Stockholders representing a majority of the outstanding common stock of the Corporation, except as otherwise provided by the Certificate of Incorporation, these Bylaws or the laws of the State of Delaware.

SECTION 7. **Telephonic Meetings.** Stockholders may participate in a meeting by conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other and such participation shall constitute presence in person at such meeting.

SECTION 8. **Action Without Meeting.** Unless otherwise provided by the Certificate of Incorporation, any action required to be taken at any annual or special meeting of Stockholders, or any action which may be taken at any annual or special meeting, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding common stock of the Corporation having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of common stock entitled to vote thereon were present and voted. Any action taken pursuant to this Section 8 of this Article II shall become effective at the time such consent is signed by Stockholders holding the requisite number of shares of common stock, unless the consent specifies a different effective date.

ARTICLE III

DIRECTORS

SECTION 1. **Powers of the Board of Directors.** (a) Except to the extent specifically provided to the contrary in the Certificate of Incorporation, these Bylaws or applicable law, the management of the business and affairs of the Corporation shall be vested in the Board and the Board shall have all powers necessary for the management and administration of the business and affairs of the Corporation and for the promotion of their welfare, objects and purposes. Except to the extent specifically provided to the contrary in the Certificate of Incorporation, these Bylaws or applicable law, such authority shall include:

(i) all power necessary to govern the Corporation;

(ii) the power to consider and approve mergers, acquisitions, consolidations and similar matters,

(iii) the power to organize affiliates and subsidiaries;

(iv) the power to issue orders, directions and resolutions; and

(v) the power to consider, and make decisions with respect to, any and all matters related to the welfare of the Corporation as permitted by the laws of the State of Delaware.

(b) In the event of any dispute or difference of opinion as to the policies of the Corporation as to any other matter or thing whatsoever in connection with any matters specified in Paragraph (a) of this Section 1 of this Article III or otherwise related to the Corporation or the conduct of the Corporation's business, the final decision shall, except as otherwise expressly provided herein, be vested in the Board.

(c) Except as otherwise provided in these Bylaws or authorized by the Board, no other Person, including Directors, officers, agents, consultants, employees or affiliates of the Corporation, shall have the authority or power, directly or indirectly, to act as agent of the Corporation for any purpose, engage in any transaction, make any commitment, enter into any contract or incur any obligation (whether as principal, surety or agent) in the name of the Corporation or in any other way bind the Corporation or hold itself out as acting for or on behalf of the Corporation. Any attempted action in contravention of this Section 1 of this Article III shall be null and void *ab initio* and not binding upon the Corporation.

(d) Persons dealing with the Corporation are entitled to rely conclusively upon the power and authority of the Board and of any officer duly appointed and acting as set forth in these Bylaws or as authorized by the Board. Persons dealing with the Corporation are entitled to rely conclusively upon a certificate signed by any Director or the Secretary as to the incumbency of any other Director, officer or other personnel of the Corporation.

(e) The Board may delegate functions relating to the day-to-day operations of the Corporation to such Directors, officers, agents, consultants or employees as the Board may from time to time designate. Such Directors, officers, agents, consultants or employees need not be employees of the Corporation, and shall have such duties, powers, responsibilities and authority as may from time to time be prescribed by the Board. Any such duties, powers, responsibilities or authority so prescribed may be removed at any time, with or without cause, by the Board.

SECTION 2. **Composition of the Board of Directors.** (a) The Board shall consist of two or more Directors, one of whom is the President.

(b) If no President has been appointed by the Board as specified in Article IV, the Board may consist of one fewer Director than is specified in Section 2(a) of this Article III.

SECTION 3. **Change in Number of Directors.** The number of Directors shall be determined from time to time by resolution of either the stockholders or the Board without further amendment to this section, *provided* that no such change in the number of directors may shorten the term of any incumbent director.

SECTION 4. **Term.** Each Director shall be elected to hold office until the first succeeding annual meeting following such Director's election and until a successor is elected and qualified, or until the earlier death, disqualification, resignation, or removal of such Director. The President shall serve as a Director from the date that he or she assumes office until his or her resignation or removal as President.

SECTION 5. **Powers and Duties of the Chairman of the Board.** The Chairman of the Board shall be appointed by the Board from among the members thereof at the first meeting of the Board after each annual meeting of the Stockholders. The Chairman of the Board shall preside at all meetings of the Stockholders and of the Board at which he or she is present. The performance of any such duty by the Chairman of the Board shall be conclusive evidence of his or her power to act.

SECTION 6. **Resignation and Removal.** (a) Any Director may resign from the Board at any time by giving notice thereof to the President or the Secretary. Such resignation shall be effective as of the date of such notice or on such other date as may be specified in such notice.

(b) The Stockholders, by majority vote, shall have the power to remove any Director at any time with or without cause.

SECTION 7. **Vacancies.** (a) Any vacant or newly created Director position shall be filled by a vote of a majority of the Directors then in office. Each Director appointed to fill a vacancy shall serve for the unexpired term of his or her predecessor and each Director appointed to fill a newly created Directorship shall serve for the duration of the term specified in the applicable Board resolution.

(b) Any vacancy with respect to which the remaining term of office is (i) six months or more shall be filled at the next regular meeting of the Board or (ii) less than six months need not be filled until the next annual election.

(c) Notwithstanding any other provision contained in these Bylaws, in the case of the Chairman of the Board's absence or inability to act, or a vacancy in the office of the Chairman of the Board, the Board shall appoint a successor Chairman of the Board at its next regular meeting. Until the Board appoints such a successor Chairman of the Board, the President shall assume all the functions and discharge all of the duties of the Chairman of the Board.

SECTION 8. **Meetings.** Each meeting of the Board shall be held at such times and places as the Board may elect for the purpose of conducting such business as may be properly conducted at such a meeting. A special meeting of the Board may be called by the Chairman of the Board at any time in his or her sole discretion and shall be called by the Secretary if a majority of the Directors request a special meeting, and such meeting shall be held at such times and places as the Chairman of the Board or the Secretary may designate. Notice of each meeting of the Board shall state the date, time and place thereof, but need not state the purpose thereof except as may otherwise be required by law, and shall be delivered to each Director orally, by electronic mail, mail or any other means, at least one Business Day before the time of the meeting. Directors may participate in a meeting by conference telephone or similar communications equipment through which all persons participating in the meeting can hear each other and such participation shall constitute presence in person at such meeting.

SECTION 9. **Quorum and Voting.** (a) At all meetings of the Board, unless otherwise set forth in these Bylaws, a quorum for the transaction of business upon which all Directors are entitled to vote shall consist of a majority of the Board.

(b) When a quorum is present at a meeting of the Board, a majority of Directors shall have the power to decide any question that may come before such meeting, except as otherwise provided by these Bylaws or by law.

(c) In the absence of a quorum, a majority of Directors at any meeting shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until the requisite number of Directors shall be present. The Directors present at any meeting may continue to transact business until adjournment, notwithstanding the withdrawal during the meeting of that number of Directors whose absence would result in less than a quorum being present.

SECTION 10. **Action Without Meeting.** Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting, without prior notice and without a vote, if all Directors consent in writing to a resolution authorizing such action, and such resolution is filed with the minutes of proceedings of the Board.

SECTION 11. **Compensation of Directors and Loans to Directors and Officers.** No loan shall be made by the Corporation to any Director or officer. Directors shall not receive any stated salary for their services as Directors or as members of committees, but the Board may, by resolution, fix a flat fee to cover reasonable expenses of the Directors in connection with their attendance at meetings. Nothing herein contained shall be construed to preclude any Director from serving the Corporation in any other capacity as an officer, agent or otherwise and receiving compensation therefor.

SECTION 12. **Interested Directors**. (a) No Director shall directly or indirectly participate as a member of the Board or of any committee in any matter which would substantially affect his or her interests or the interests of any Person in whom he or she is directly or indirectly interested. Interested Directors may be counted in determining the presence of a quorum at the meeting of the Board or of any committee considering any matter from which any such Director is barred from participation pursuant to this Section 12 of this Article III.

(b) An interested Director shall disqualify himself or herself or shall be disqualified by a vote of the Board or, in the case of committee votes, the chairman of the relevant committee.

(c) For purposes of this Section 12 of this Article III, a Director is not personally interested by reason of being or having been a member of a committee which has made prior inquiry, examination or investigation of the subject under consideration.

SECTION 13. **Committees.** The Board may by resolution or resolutions passed by a majority of the Board, designate one or more committees. To the extent provided in the authorizing resolution of the Board, each committee may have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority to amend the Certificate of Incorporation, adopt an agreement of merger or consolidation, recommend to the Stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommend to the Stockholders a dissolution of the Corporation or a revocation of a dissolution, or amend the Bylaws of the Corporation; and, unless the authorizing resolution, these Bylaws or the Certificate of Incorporation expressly so provide, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock in the Corporation.

ARTICLE IV

OFFICERS

SECTION 1. **Selection by Board.** (a) Officers may be appointed by the Board from time to time, including a President, one or more Vice Presidents, a Treasurer, a Secretary and such other officers as the Board deems necessary or useful in connection with the conduct of the Corporation's business and affairs. Officers may be appointed by the Board at any meeting of the Board. Each officer shall hold his or her office for one year and until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. Two or more offices may be held by the same person except the offices of President and Secretary.

(b) Any officer, agent, or employee of the Corporation may be removed, or his or her authority suspended, by the Board with or without cause at any time. Such removal or suspension of authority without cause shall be without prejudice to such person's contractual rights, if any, but the election or appointment of any person as an officer, agent or employee of the Corporation shall not be deemed of itself to create contractual rights. The compensation of officers, agents, and employees appointed by the Board shall be fixed by the Board, but this power may be delegated to any officer, agent, or employee as to persons under his or her direction or control. Notwithstanding the foregoing, the compensation of the President shall be determined by the Board, except that, if the President is a Director at such time, the President shall recuse himself or herself from the consideration of his or her compensation. No officer shall be precluded from receiving a salary because he or she is also a Director.

SECTION 2. **Powers and Duties of the President.** (a) Subject to the direction of the Board, the President shall have general supervision over, and day to day management of, the business and affairs of the Corporation. The President shall be the representative of the Corporation in all public matters. The President shall also carry out all of the responsibilities and duties of any subordinate officer in the event of a vacancy in any subordinate office or the temporary absence or incapacity of any subordinate officer.

(b) The President may employ and discharge employees and agents of the Corporation, except such as may be appointed or otherwise designated by the Board, and he or she may delegate these powers.

(c) The President shall be a Director by virtue of his or her office and shall be an ex officio member, without the right to vote, of all committees that may be established by the Board pursuant to Section 13 of Article III, without prejudice to his or her being specifically appointed as a voting member of any committee. If the President is not then the Chairman of the Board, in the absence or inability to act of the Chairman of the Board, he or she shall preside at all meetings of the Stockholders and of the Board at which he or she is present.

(d) The President shall not engage in any other occupation during his or her incumbency except with the approval of the Board.

(e) The President or his or her designee may vote the shares or other securities of any other domestic or foreign corporation of any type or kind which may at any time be owned by the Corporation, may execute any shareholders' or other consents in respect thereof, and may, in his or her discretion, delegate such powers by executing proxies or otherwise, on behalf of the Corporation; *provided*, that the Board, by resolution from time to time, may confer like powers upon any other person or persons. The President shall also have such other powers and perform such other duties as the Board may designate. The performance of any such duty by the President shall be conclusive evidence of his or her power to act.

(f) In the case of the President's temporary absence or inability to act, the President may designate any other officer to assume all the functions and discharge all of the duties of the President. Upon the President's failure to so designate, or if the office of the President is vacant, an officer designated by the Board shall perform the functions and duties of the President. Any person appointed to act in the capacity of the President pursuant to this Section 2 of this Article IV shall not be a member of the Board unless the office of President is vacant.

SECTION 3. **Powers and Duties of the Secretary**. The Secretary shall attend all meetings, and have charge of the minutes of all proceedings, of the Stockholders and the Board. He or she shall attend to the giving of all notices to Stockholders and Directors. He or she shall have charge of the seal of the Corporation and shall attest the same by his or her signature whenever required. He or she shall have charge of the record of Stockholders of the Corporation, and of such other books and papers as the Board may direct from time to time. He or she shall have all such other powers and duties as generally are incident to the position of Secretary or as may be assigned to him or her from time to time by the President or the Board.

SECTION 4. **Powers and Duties of the Treasurer.** The Treasurer shall have responsibility for the financial affairs of the Corporation and shall maintain appropriate books and records of the financial affairs of the Corporation. The Treasurer shall also have charge of all funds and securities of the Corporation, shall endorse the same for deposit or collection when necessary, and shall deposit the same to the credit of the Corporation in such banks or depositories as the Board may authorize from time to time. He or she may endorse all commercial documents requiring endorsements for or on behalf of the Corporation and may sign all receipts and vouchers for payments made to the Corporation. He or she shall have all such other powers and duties as generally are incident to the position of Treasurer or as may be assigned to him or her from time to time by the President or the Board.

SECTION 5. **Powers and Duties of the Vice Presidents.** Each Vice President shall have such powers and duties as may be prescribed by the President or the Board.

SECTION 6. **Additional Officers.** The Board may appoint such other officers as it may deem appropriate, and such other officers shall hold their offices for such terms and shall exercise such powers and perform such duties as may be determined from time to time by the Board.

SECTION 7. **Resignation.** Any officer may resign by giving notice thereof to the Chairman of the Board, the President or the Secretary, or to any officer to whom such officer reports. Such resignation shall be effective as of the date of such notice or on such date as may be specified in such notice.

ARTICLE V

INDEMNIFICATION

SECTION 1. **Indemnification.** (a) The Corporation shall hold harmless and indemnify each of its officers, Directors, employees and agents from and against, and reimburse such persons for, any and all liabilities, judgments, fines, orders, writs, directives, demands, rulings, decisions, determinations, injunctions, decrees or awards of any Governmental Authority, claims, settlements, losses, damages (including any diminution in value as appropriate), reasonable fees (including attorneys' and other experts' fees and disbursements), liens, taxes, penalties, obligations and expenses, incurred, directly or indirectly, as a result of or in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, whether or not such action, suit or proceeding is by, or in the right of, the Corporation to procure a judgment in its favor or by, or in the right of, any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise for which such person served in any capacity at the request of the Corporation, to which such person is, was or at any time becomes a party, or is threatened to be made a party, or as a result of or in connection with any appeal therein, by reason of the fact that such person is, was or at any time becomes a Director, officer, employee or agent of the Corporation or is or was serving at any time such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, whether arising out of any breach of such person's fiduciary duty as a Director, officer, employee or agent of the Corporation or such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise under any state or federal law or otherwise; *provided, however*, that (i) indemnification shall be paid pursuant to this Section 1 of this Article V if, and only if, such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful and (ii) no indemnification shall be payable pursuant to this Article V if a court having jurisdiction in the matter shall determine that such indemnification is not lawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful. No indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

(b) In the event any person seeking indemnification from the Corporation hereunder is required to bring any action to enforce rights or to collect monies due under this Section 1 of this Article V and is successful in such action, the Corporation shall reimburse such person for all costs and expenses, including attorney's fees, incurred by such person in connection with such action.

SECTION 2. **Continuation of Indemnity.** All agreements and obligations of the Corporation to any person contained in this Article V shall continue during the period such person shall serve as a Director, officer, employee or agent of the Corporation and shall continue thereafter so long as such person shall be subject to any possible liabilities, judgments, fines, orders, writs, directives, demands, rulings, decisions, determinations, injunctions, decrees or awards of any Governmental Authority, claims, settlements, losses, damages (including any diminution in value as appropriate), reasonable fees (including attorneys' and other experts' fees and disbursements), liens, taxes, penalties, obligations and expenses, by reason of the fact that such person was a Director or officer of the Corporation or served at the request of the Corporation in any capacity for any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and all such agreements and obligations of the Corporation shall inure to the benefit of any such person's heirs, executors and administrators.

SECTION 3. **Advancement and Repayment of Expenses.** Expenses incurred by an officer, Director, employee or agent in defending any threatened or pending action, suit or proceeding, whether civil, criminal, administrative or investigative, shall be paid by the Corporation in advance of the final disposition thereof, other than those expenses for which such Director or officer is not entitled to indemnification pursuant to the proviso to, or the last sentence of, Section 1(a) of this Article V. The Corporation shall make such payments upon receipt of (i) a written request made by such person for payment of such expenses, (ii) an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized herein and (iii) evidence satisfactory to the Corporation as to the amount of such expenses.

SECTION 4. **Authorization.** Any indemnification under this Article V (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the Director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 1 of this Article V. Such determination shall be made (i) by the Board by a majority vote of a quorum consisting of Directors who were not parties to such action, suit or proceeding ("Disinterested Directors") or (ii) by the Stockholders or (iii) notwithstanding any determination made pursuant to the foregoing clause (i) or (ii), by independent legal counsel in a written opinion if a quorum of Disinterested Directors so directs.

SECTION 5. **Notification and Defense of Claim.** Promptly after receipt by a person seeking indemnification pursuant to this Article V of notice of the commencement of any action, suit or proceeding, such person shall, if a claim in respect thereof is to be made against the Corporation under Section 1 of this Article V, notify the Corporation of the commencement thereof; but the omission so to notify the Corporation will not relieve the Corporation from any liability which it may have to such person otherwise than under Section 1 of this Article V. With respect to any such action, suit or proceeding as to which such person notifies the Corporation of the commencement thereof:

(a) The Corporation will be entitled to participate therein at its own expense;

(b) Except as otherwise provided in this Article V, the Corporation may, jointly with any other party providing indemnification that was similarly notified, assume the defense thereof, with counsel satisfactory to the person to be indemnified. After notice from the Corporation to the person to be indemnified of its election so to assume the defense thereof, the Corporation will not be liable to such person under this Article V for any legal or other expenses subsequently incurred by such person in connection with the defense thereof other than reasonable costs of investigation or as otherwise provided below. The person to be indemnified shall have the right to employ his or her own counsel in such action, suit or proceeding but the fees and expenses of such counsel incurred after notice from the Corporation of its assumption of the defense thereof shall be at the expense of such person unless (i) the employment of counsel by such person has been authorized by the Corporation in connection with the defense of such action, (ii) such person shall have reasonably concluded that there may be a conflict of interest between the Corporation and such person in the conduct of the defense of such action, or (iii) the Corporation shall not in fact have employed counsel to assume the defense of such action, in each of which cases the fees and expenses of counsel for such person shall be borne by the Corporation (it being understood, however, that the Corporation shall not be liable for the expenses of more than one counsel for such person in connection with any action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances). The Corporation shall not be entitled to assume the defense of any action, suit or proceeding brought by or on behalf of the Corporation or as to which such person shall have made the conclusion provided for in (ii) above; and

(c) Notwithstanding any other provision of this Section 5 of this Article V, the Corporation shall not be liable to indemnify any person seeking indemnification under this Article V for any amounts paid in settlement of any action or claim effected without the Corporation's written consent. The Corporation shall not settle any action or claim in any manner which would impose any penalty or limitation on the person to be indemnified without such person's written consent. Neither the Corporation nor any such person will unreasonably withhold its, his or her consent to any proposed settlement.

SECTION 6. **Nonexclusivity.** The indemnification and advancement of expenses, provided by or granted pursuant to this Article V shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the General Corporation Law of the State of Delaware, the Certificate of Incorporation, these Bylaws, as now in effect or as hereafter amended, any agreement, any vote of Stockholders or Directors, any applicable law, or otherwise.

ARTICLE VI

MISCELLANEOUS

SECTION 1. **Certificates of Stock.** Certificates representing shares of stock in the Corporation shall be in such form and shall bear such legends as may be determined by the Board on advice of counsel from time to time. Such certificates shall be signed by the President and by the Secretary and shall be sealed with the seal of the Corporation. All certificates for shares shall be consecutively numbered or otherwise identified. The name of the Stockholder to whom the shares represented thereby are issued, with the number of shares and the date of issue, shall be entered on the books of the Corporation. All certificates surrendered to the Corporation for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and cancelled, except that in the case of a lost, destroyed or mutilated certificate a new one may be issued pursuant to the provisions of Section 2 of this Article VI.

SECTION 2. **Lost Certificates.** A new certificate of stock may be issued in the place of any certificate theretofore issued by the Corporation, alleged to have been lost or destroyed, and the Board may, in its discretion, require the owner of the lost or destroyed certificate, or his or her legal representatives, to give the Corporation a bond, in such sum as they may direct, not exceeding double the value of the stock, to indemnify the Corporation against any claim that may be made against it on account of the alleged loss of any such certificate, or the issuance of any such new certificate.

SECTION 3. **Transfer of Shares.** The shares of stock of the Corporation shall be transferable only upon its books by the holders thereof in person or by their duly authorized attorneys or legal representatives, and upon such transfer the old certificates shall be surrendered to the Corporation by the delivery thereof to the person in charge of the stock and transfer books and ledgers, or to such other person as the Directors may designate, by whom they shall be cancelled, and new certificates shall thereupon be issued. A record shall be made of each transfer and whenever a transfer shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer.

SECTION 4. **Dividends.** Subject to the provisions of the Certificate of Incorporation, the Board may, out of funds legally available therefor at any regular or special meeting, declare dividends upon the capital stock of the Corporation as and when they deem expedient. Before declaring any dividend there may be set apart out of any funds of the Corporation available for dividends, such sum or sums as the Directors, from time to time in their discretion, deem proper for working capital or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the Directors shall deem conducive to the interests of the Corporation.

SECTION 5. **Seal.** The corporate seal shall be circular in form and shall contain the name of the Corporation, the year of its creation and the words "CORPORATE SEAL -- DELAWARE". Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

SECTION 6. **Fiscal Year.** The fiscal year of the Corporation shall be determined by resolution of the Board.

SECTION 7. **Checks.** All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers, agent or agents of the Corporation, and in such manner as shall be determined from time to time by resolutions of the Board.

SECTION 8. **Notice and Waiver of Notice.** (a) Whenever any notice is required to be given under the provisions of the Certificate of Incorporation, these Bylaws or any resolution adopted by the Board, personal notice is not meant unless expressly so stated. If mailed, any notice so required shall be deemed to be sufficient if deposited in the United States mail, postage prepaid, addressed to the person entitled thereto at his or her address as it appears on the records of the Corporation, and such notice shall be deemed to have been given on the day of such mailing. Stockholders not entitled to vote shall not be entitled to receive notice of any meetings except as otherwise provided by statute.

(b) Whenever any notice is required to be given under the provisions of any law, or under the provisions of the Certificate of Incorporation or these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

SECTION 9. **Amendments.** These Bylaws may be altered or repealed and Bylaws may be made by the affirmative vote of a majority of the Board, at any regular meeting of the Board, or at any special meeting of the Board, if notice of the proposed alteration or repeal, or Bylaw or Bylaws to be made, is contained in the notice of such special meeting. For so long as this Corporation shall control, directly or indirectly, a Controlled National Securities Exchange, or facility thereof, before any amendment to or repeal of any provision of these Bylaws shall be effective, the same shall be submitted to the board of directors of each Controlled National Securities Exchange, and if the same must be filed with, or filed with and approved by, the Commission before the same may be effective, under Section 19 of the Exchange Act and the rules promulgated thereunder, then the same shall not be effective until filed with, or filed with and approved by, the Commission, as the case may be.

SECTION 10. **Severability.** In the event that any provision of these Bylaws should be held to be invalid or unenforceable for any reason, such invalidity or unenforceability shall not affect any other provision of these Bylaws, which shall remain in full force and effect in accordance with the terms thereof and shall be construed as if such invalid or unenforceable provision had not been contained therein. The Corporation shall use its reasonable best efforts to replace such invalid or unenforceable provision with a similar but valid or enforceable provision as nearly as possible reflecting the intent of the invalid or unenforceable provision.

SECTION 11. **Governing Law.** These Bylaws shall be governed by and construed in accordance with the laws of the State of Delaware.

SECTION 12. **Section References.** Article or Section titles or captions contained in these Bylaws are included only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of these Bylaws or the intent of any provision hereof or thereof.

SECTION 13. **Decisions.** Any decisions to be made by any Person (including the Corporation and any officer, agent, employee, representative or committee thereof) under these Bylaws may be made by such Person in the sole discretion of such Person.

SECTION 14. **Contracts.** Subject to compliance with the authorization requirements therefor in these Bylaws, the Board may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

SECTION 15. **Deposits.** All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositaries as the Board may select.

SECTION 16. **Jurisdiction.** (a) The Corporation and its officers, directors, and employees whose principal place of business and residence is outside of the United States, in the case of any such director, officer, or employee by virtue of his or her acceptance of any such position and to the extent such director, officer, or employee is involved in the activities of a Controlled National Securities Exchange, or facility thereof, shall be deemed to irrevocably submit to the jurisdiction of the United States federal courts and the Commission for the purposes of any suit, action or proceeding pursuant to the United States federal securities laws, and the rules or regulations thereunder, commenced or initiated by the Commission arising out of, or relating to, the activities of the Controlled National Securities Exchange, or facility thereof (and those officers, directors and employees of the Corporation shall be deemed to agree that the Corporation may serve as the U.S. agent for purposes of service of process in such suit, action or proceeding), and the Corporation and each such director, officer, or employee shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the Commission, that such suit, action or proceeding is an inconvenient forum or that the venue of such suit, action or proceeding is improper, or that the subject matter thereof may not be enforced in or by such courts or agency.

(b) The Corporation shall take reasonable steps necessary to cause its officers, directors, and employees prior to accepting a position as an officer, director, or employee, as applicable, of the Corporation to consent to the applicability to them of Article TENTH, Article, TWELFTH, Article FOURTEENTH, and Article FIFTEENTH of the Certificate of Incorporation of the Corporation and Section 16(a) hereof to the extent that such officers, directors, and employees are involved in the activities of a Controlled National Securities Exchange, or facility thereof.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "U.S. EXCHANGE HOLDINGS, INC.", FILED IN THIS OFFICE ON THE TWENTY-SIXTH DAY OF JULY, A.D. 2010, AT 4:49 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

SECRETARY'S OFFICE 1793 DELAWARE 1855

Jeffrey W. Bullock, Secretary of State

3651073 8100

AUTHENTICATION: 8134835

100773424

DATE: 07-26-10

You may verify this certificate online
at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:49 PM 07/26/2010
FILED 04:49 PM 07/26/2010
SRV 100773424 - 3651073 FILE

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

U.S. EXCHANGE HOLDINGS, INC.

July 26, 2010

The name of the corporation is U.S. Exchange Holdings, Inc. (the "**Corporation**"). The Corporation was incorporated on April 24, 2003 by filing its Certificate of Incorporation with the Secretary of State of the State of Delaware under the name U.S. Exchange Holdings, Inc. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on April 24, 2003 and was amended and restated on December 19, 2007 (as amended and restated, the "**Original Certificate**"). This Second Amended and Restated Certificate of Incorporation of the Corporation (this "**Restated Certificate**") is being filed pursuant to Sections 242 and 245 of the Delaware General Corporation Law, and restates, integrates and amends the Original Certificate.

FIRST: The name of the Corporation is U.S. Exchange Holdings, Inc.

SECOND: The registered office of the Corporation is to be located at 1209 Orange Street, in the City of Wilmington, in the County of New Castle, in the State of Delaware. The name of its registered agent at that address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the DGCL.

FOURTH: The total number of shares of stock which the Corporation is authorized to issue is 100,000 shares of common stock and the par value of each such share is $0.01.

FIFTH: The board of directors of the Corporation (the "**Board of Directors**") may make bylaws and from time to time may alter, amend or repeal bylaws.

SIXTH: Unless and except to the extent that the bylaws of the Corporation (the "**Bylaws**") shall so require, the election of directors of the Corporation need not be by written ballot.

SEVENTH: The following provision is inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

> In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to exercise all corporate powers and do all acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the statutes of the State of Delaware and of this Restated Certificate and the Bylaws in effect at the time of such action; *provided, however,* that no bylaws adopted shall invalidate any prior act of the directors that would have been valid if such bylaw had not been made.

EIGHTH: The Corporation shall, in accordance with the Bylaws and to the fullest extent permitted by Section 145 of the DGCL, as each may be amended from time to time, indemnify all Persons whom it may indemnify pursuant thereto. As used in this Restated Certificate, the term "**Person**" shall mean an individual, partnership (general or limited), joint stock company, corporation, limited liability company, trust or unincorporated organization, or any governmental entity or agency or political subdivision thereof.

NINTH: To the fullest extent that the DGCL, as it may be amended from time to time, permits the limitation or elimination of liability of directors, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except when such liability is imposed (i) directly or indirectly as a result of a violation of the federal securities laws, (ii) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (iii) for any acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, (iv) pursuant to Section 174 of the DGCL or (v) as a result of any transaction from which the director derived an improper personal benefit. No amendment or repeal of this Article NINTH shall apply or have any affect on the liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

TENTH: In discharging his or her responsibilities as a member of the Board of Directors, each director, to the fullest extent permitted by law, shall, to the extent such director is involved in the activities of one or more national securities exchanges controlled, directly or indirectly, by the Corporation (each, a "**Controlled National Securities Exchange**"), including, but not limited to, International Securities Exchange, LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of the Corporation ("ISE, LLC"), EDGA Exchange, Inc., a Delaware corporation, and EDGX Exchange, Inc., a Delaware corporation, or facility thereof, take into consideration the effect that the Corporation's actions would have on the ability of each Controlled National Securities Exchange, or facility thereof, to carry out its responsibilities under the Securities Exchange Act of 1934 (the "**Exchange Act**"), and on the ability of each Controlled National Securities Exchange, or facility thereof, and the Corporation: to engage in conduct that fosters and does not interfere with each Controlled National Securities Exchange, or facility thereof, and the Corporation's ability to prevent fraudulent and manipulative acts and practices; to promote just and equitable principles of trade; to foster cooperation and coordination with Persons engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in securities; to remove impediments to and perfect the mechanisms of a free and open market and a national market system; and, in general, to protect investors and the public interest. In discharging his or her responsibilities as a member of the Board of Directors or as an officer or employee of the Corporation, each such director, officer, or employee shall, to the extent such director, officer, or employee is involved in the activities of a Controlled National Securities Exchange, or facility thereof, comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with the Controlled National Securities Exchange pursuant to its respective regulatory authority and the United States Securities and Exchange Commission (the "**Commission**"). Nothing in this Article TENTH shall create any duty owed by any director, officer or employee of the Corporation to any Person to consider, or afford any particular weight to, any of the foregoing matters or to limit his or her consideration to the foregoing matters. No employee, former employee, beneficiary, customer, creditor, community or regulatory authority or member thereof shall have any rights against any director, officer or employee of the Corporation or the Corporation under this Article TENTH.

ELEVENTH: The Corporation shall comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with each Controlled National Securities Exchange pursuant to its regulatory authority and the Commission and shall take reasonable steps necessary to cause its agents to cooperate with each Controlled National Securities Exchange pursuant to its respective regulatory authority and the Commission with respect to such agents' activities related to each Controlled National Securities Exchange, or facility thereof.

TWELFTH: For so long as the Corporation shall directly or indirectly control a Controlled National Securities Exchange, or facility thereof, the Corporation, its directors, officers and employees shall give due regard to the preservation of the independence of the self-regulatory function of the Controlled National Securities Exchange and to the Controlled National Securities Exchange's obligations to investors and the general public, and shall not take any actions that would interfere with the effectuation of any decisions by the board of directors of the Controlled National Securities Exchange relating to its regulatory responsibilities (including enforcement and disciplinary matters) or that would interfere with the ability of the Controlled National Securities Exchange to carry out its responsibilities under the Exchange Act.

THIRTEENTH: For so long as the Corporation shall directly or indirectly control a Controlled National Securities Exchange, the Corporation shall take reasonable steps necessary to cause International Securities Exchange Holdings, Inc. (**"ISE Holdings"**), a Delaware corporation and a wholly-owned subsidiary of the Corporation, to be in compliance with the Ownership Limits and the Voting Limits, as such terms are defined in Article FOURTH, Section III of the certificate of incorporation of ISE Holdings. If any Person, either alone or together with its Related Persons, at any time owns (whether by acquisition or by a change in the number of shares outstanding) of record or beneficially, whether directly or indirectly, 10%, 15%, 20%, 25%, 30%, 35%, or 40% or more of the then-outstanding shares in the Corporation, the Corporation shall, as soon as practicable, give written notice of such ownership to the board of directors of each Controlled National Securities Exchange and to the International Securities Exchange Trust, a statutory trust formed under the laws of the state of Delaware, as provided in that certain Amended and Restated Trust Agreement, dated as of February 4, 2010, among the Corporation, ISE Holdings, Wilmington Trust Company, as Delaware Trustee, Sharon Brown-Hruska, as Trustee, Robert Schwartz, as Trustee and Heinz Zimmermann, as Trustee, which notice shall state (A) such Person's full legal name, (B) such Person's title or status and the date on which such title or status was acquired, (C) such Person's approximate ownership interest in the Corporation, and (D) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise. As used in this Restated Certificate, the term **"Related Persons"** shall mean (1) with respect to any Person, any executive officer (as defined under Rule 3b-7 under the Exchange Act), director, general partner, manager or managing member, as applicable, and all **"affiliates"** and **"associates"** of such Person (as such terms are defined in Rule 12b-2 under the Exchange Act); (2) with respect to any Person constituting a member of the Controlled National Securities Exchange (as such term is defined in Section 3(a)(3)(A) of the Exchange Act)(**"Member"**), any broker or dealer with which such Member is associated; (3) with respect to any Person that is an executive officer (as defined under Rule 3b-7 under the Exchange Act), director, general partner, manager or managing member of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (4) any two or more Persons that have any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation; and the term "beneficially owned", including all derivative or similar words, shall have the meaning set forth in Regulation 13D-G under the Exchange Act.

FOURTEENTH: All confidential information pertaining to the self-regulatory function of a Controlled National Securities Exchange, or facility thereof (including, but not limited to, confidential information regarding disciplinary matters, trading data, trading practices and audit information) contained in the books and records of the Controlled National Securities Exchange, or facility thereof that shall come into the possession of the Corporation shall, to the fullest extent permitted by law: (i) not be made available to any Person (other than as provided in the next sentence) other than to those officers, directors, employees and agents of the Corporation that have a reasonable need to know the contents thereof; (ii) be retained in confidence by the Corporation and the officers, directors, employees and agents of the Corporation; and (iii) not be used for any commercial purposes. Nothing in this Restated Certificate of Incorporation shall be interpreted as to limit or impede: (A) the rights of the Commission or the Controlled National Securities Exchange to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations promulgated thereunder; or (B) the ability of any officers, directors, employees or agents of the Corporation to disclose such confidential information to the Commission or the Controlled National Securities Exchange.

[Remainder of the page intentionally left blank]

FIFTEENTH: For so long as the Corporation shall control, directly or indirectly, a Controlled National Securities Exchange, or facility thereof, the books, records, premises, officers, directors and employees of the Corporation shall be deemed to be the books, records, premises, officers, directors and employees of the Controlled National Securities Exchange for purposes of and subject to oversight pursuant to the Exchange Act, but only to the extent that such books and records are related to, or such officers, directors and employees are involved in, the activities of the Controlled National Securities Exchange, or facility thereof. The Corporation's books and records relating to the activities of a Controlled National Securities Exchange, or facility thereof, shall be subject at all times to inspection and copying by the Commission and the Controlled National Securities Exchange. The Corporation's books and records related to the activities of a Controlled National Securities Exchange, or facility thereof, shall be maintained within the United States.

SIXTEENTH: Notwithstanding any other provision of this Restated Certificate of Incorporation, for so long as the Corporation shall control, directly or indirectly, a Controlled National Securities Exchange, or facility thereof, before any amendment to or repeal of any provision of this Restated Certificate of Incorporation of the Corporation shall be effective, the same shall be submitted to the board of directors of each Controlled National Securities Exchange , and if the same must be filed with, or filed with and approved by, the Commission before the same may be effective, under Section 19 of the Exchange Act and the rules promulgated thereunder, then the same shall not be effective until filed with, or filed with and approved by, the Commission, as the case may be.

IN WITNESS WHEREOF, the Corporation has caused this Second Amended and Restated Certificate of Incorporation to be signed and attested to by its duly authorized officers as of the date set forth above.

U.S. EXCHANGE HOLDINGS, INC.

By: ______________________

Name: Peter Reitz

Title: President

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
INTERNATIONAL SECURITIES EXCHANGE HOLDINGS, INC.

The name of the corporation is International Securities Exchange Holdings, Inc. (the "**Corporation**"). The Corporation was incorporated on November 16, 20 04 by filing its Certificate of Incorporation with the Secretary of State of the State of Delaware under the name International Securities Exchange Holdings, Inc.

FIRST: The name of the corporation is International Securities Exchange Holdings, Inc. (the "**Corporation**").

SECOND: The address of the Corporation's registered office in the State of Delaware is 160 Greentree Drive, Suite 101, in the City of Dover, County of Kent, Delaware 1990 4. The name of its registered agent at such address is National Registered Agents, Inc.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the "**DGCL**").

FOURTH: The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is **one hundred one thousand (101,000)** shares, which shall be divided as follows: **one thousand (1,000)** shares of Common Stock, par value $.01 per share (the "**Common Stock**") and **one hundred thousand (100,000)** shares of preferred stock, par value $.01 per share (hereinafter referred to as the "**Preferred Stock**"). The powers, designations, preferences and relative, participating, optional or other special rights (and the qualifications, limitations or restrictions thereof) of the Common Stock and the Preferred Stock are as follows:

I. Preferred Stock

The Board of Directors of the Corporation (hereinafter referred to as the "**Board of Directors**") is hereby expressly authorized at any time, and from time to time, to create and provide for the issuance of shares of Preferred Stock in one or more series and, by filing a certificate pursuant to the DGCL (hereinafter referred to as a "**Preferred Stock Designation**"), to establish the number of shares to be included in each such series, and to fix the designations, preferences and relative, participating, optional or other special rights of the shares of each such series and the qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issue thereof adopted by the Board of Directors, including, but not limited to, the following:

(a) the designation of and the number of shares constituting such series, which number the Board of Directors may thereafter (except as otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares of such series then outstanding);

(b) the dividend rate for the payment of dividends on such series, if any, the conditions and dates upon which such dividend s shall be payable, the preference or relation which such dividends, if any, shall bear to the dividends payable on any other class or classes of or any other series of capital stock, the conditions and dates upon which such dividends, if any, shall be payable, and whether such dividends, if any, shall be cumulative or non -cumulative;

(c) whether the shares of such series shall be subject to redemption by the Corporation, and, if made subject to such redemption, the times, prices and other terms and conditions of such redemption;

(d) the terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series;

(e) whether or not the shares of such series shall be convertible into or exchangeable for shares of any other class or classes o f, any other series of any class or classes of capital stock of, or any other security of, the Corporation or any other corporation, and, if provision be made for any such conversion or exchange, the times, prices, rates, adjustments and any other terms and conditions of such conversion or exchange;

(f) the extent, if any, to which the holders of the shares of such series shall be entitled to vote as a class or otherwise with respect to the election of directors or otherwise;

(g) the restrictions, if any, on the issue or reissue of shares of the same series or of any other class or series;

(h) the amounts payable on and the preferences, if any, of the shares of such series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation; and

(i) any other relative rights, preferences and limitations of that series.

II. Common Stock

The Common Stock shall be subject to the express terms of any series of Preferred Stock set forth in the Preferred Stock Designation relating thereto.

(a) **Voting Rights**. Subject to the limitations set forth in Section III of this Article FOURTH, each holder of Common Stock shall have one vote in respect of each share of Common Stock held by such holder of record on the books of the Corporation on each matter on which the holders of Common Stock shall be entitled to vote.

(b) **Dividend Rights**. The holders of shares of Common Stock shall be entitled to receive, when and if declared by the Board of Directors, out of the assets of the Corporation which are by law available therefor, dividends payable either in cash, in stock or otherwise.

(c) **Liquidation Rights**. Upon the liquidation, dissolution or winding up of the Corporation, holders of Common Stock shall be entitled to receive any amounts available for distribution after the payment of, or provision for, obligations of the Corporation and any preferential amounts payable to holders of any outstanding shares of Preferred Stock.

III. Limitations on Ownership and Voting

As used in this Certificate of Incorporation, the term "**Person**" shall mean an individual, partnership (general or limited), joint stock company, corporation, limited liability company, trust or unincorporated organization, or any governmental entity or agency or political subdivision thereof; the term "**Related Persons**" shall mean (1) with respect to any Person, any executive officer (as such term is defined in Rule 3b-7 under the Securities Exchange Act of 1934 (the "**Exchange Act**")), director, general partner, manager or managing member, as applicable, and all "**affiliates**" and "**associates**" of such Person (as such terms are defined in Rule 12b-2 under the Exchange Act); (2) with respect to any Person constituting a member (as such term is defined in Section 3(a)(3)(A) of the Exchange Act) of a Controlled National Securities Exchange (as such term is defined below)("**Member**")), any broker or dealer with which such Member is associated; (3) with respect to any Person that is an executive officer (as such term is defined in Rule 3b-7 under the Exchange Act), director, general partner, manager or managing member of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (4) any two or more Persons that have any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation; and the term "**beneficially owned**", including all derivative or similar words, shall have the meaning set forth in Regulation 13D-G under the Exchange Act.

(a) **Ownership Limits**. For so long as the Corporation shall control, directly or indirectly, one or more national securities exchange (each, a "**Controlled National Securities Exchange**"), including, but not limited to, International Securities Exchange, LLC, a Delaware limited liability company and wholly owned subsidiary of the Corporation ("**ISE, LLC**") or facility thereof:

(i) (x) No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares of the capital stock (whether Common Stock or Preferred Stock) of the Corporation that have the right by their terms to vote in the election of members of the Board of Directors or on other matters which may require the approval of the holders of voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of a particular class of capital stock) (the "**Voting Shares**") constituting more than forty percent (40%) of the then-outstanding Voting Shares and (y) no Person who is a Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, Voting Shares constituting more than twenty percent (20%) of the then-outstanding Voting Shares ((x) and (y) each an "**Ownership Limit,**" and (x) and (y) together, the "**Ownership Limits**").

(A) Notwithstanding the foregoing and subject to clause (B) below, the Ownership Limit described in Section III(a)(i)(x) of this Article FOURTH may be waived by the Board of Directors pursuant to an amendment to the bylaws of the Corporation (the "**Bylaws**") adopted by the Board of Directors, if, in connection with the adoption of such amendment, the Board of Directors in its sole discretion adopts a resolution stating that it is the determination of the Board of Directors that such amendment (1) will not impair the ability of any of the Corporation and the Controlled National Securities Exchange, or facility thereof, to carry out its respective functions and responsibilities under the Exchange Act and the rules promulgated thereunder; (2) is otherwise in the best interests of the Corporation and its stockholders and the Controlled National Securities Exchange or facility thereof; and (3) will not impair the ability of the United States Securities and Exchange Commission (the "**Commission**") to enforce the Exchange Act. Such amendment shall not be effective unless approved by the Commission.

(B) Notwithstanding clause (A) above, in any case where a Person's Ownership Percentage (as defined below) will exceed the Ownership Limits upon consummation of any proposed sale, assignment or transfer of the Corporation's capital stock, the Board of Directors shall have determined that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Exchange Act).

(C) In making the determinations referred to in clauses (A) and (B) above, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions as it may in its sole discretion deem necessary, appropriate or desirable.

(D) Any Person (and its Related Persons) that proposes to acquire an Ownership Percentage in excess of the Ownership Limit described in Section III(a)(i)(x) of this Article FOURTH shall have delivered to the Board of Directors a notice in writing, not less than forty-five (45) days (or any shorter period to which the Board of Directors shall expressly consent) before the proposed acquisition of shares of capital stock (whether common or preferred) that would result in such Person exceeding the Ownership Limit described in Section III(a)(i)(x) of this Article FOURTH.

(E) For purposes of this Section III of this Article FOURTH, "**Ownership Percentage**" means, with respect to any Person, an amount (expressed as a percentage) equal to the quotient of (1) the aggregate number of Voting Shares owned directly or indirectly, of record or beneficially, by such Person and its Related Persons, ***divided by*** (2) the total number of Voting Shares then outstanding.

(ii) Any Person, either alone or together with its Related Persons, that at any time owns (whether by acquisition or by a change in the number of shares outstanding) of record or beneficially, whether directly or indirectly, five percent (5%) or more of the then-outstanding Voting Shares shall, immediately upon so owning five percent (5%) or more of the then-outstanding Voting Shares, give the

Board of Directors written notice of such ownership of five percent (5%) or more of the then-outstanding Voting Shares, which notice shall state: (1) such Person's full legal name; (2) such Person's title or status and the date on which such title or status was acquired; (3) such Person's approximate ownership interest in the Corporation; and (4) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise. The Board of Directors shall deliver to the ISE Trust (as defined below) a copy of any written notice provided pursuant to this Section III(a)(ii) of this Article FOURTH.

(iii) Each Person required to provide written notice pursuant to Section III(a)(ii) of this Article FOURTH shall update such notice promptly after any change therein; *provided*, that no such updated notice shall be required to be provided to the Board of Directors in the event of an increase or decrease of less than one percent (1%) (of the then-outstanding Voting Shares) in such Person's Ownership Percentage so reported (such increase or decrease to be measured cumulatively from the amount shown on the last such report) unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the then-outstanding Voting Shares (at a time when such Person so owned less than such percentages) or such Person so owning less than twenty percent (20%) or less than forty percent (40%) of the then-outstanding Voting Shares (at a time when such Person so owned more than such percentages). The Board of Directors shall deliver to the ISE Trust a copy of any update provided pursuant to this Section III(a)(iii) of this Article FOURTH.

(b) **Voting Limits**. (i) For so long as the Corporation shall control, directly or indirectly, one or more Controlled National Securities Exchanges, or facility thereof, no Person, either alone or together with its Related Persons, at any time, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement, (A) may be entitled to vote or cause the voting of Voting Shares representing more than twenty percent (20%) of the voting power of the then-outstanding Voting Shares, (B) may be entitled to give any consent or proxy with respect to Voting Shares representing more than twenty percent (20%) of the voting power of the then-outstanding Voting Shares, or (C) enter into any agreement, plan or other arrangement with any other Person, either alone or together with its Related Persons, under circumstances which would result in the Voting Shares that shall be subject to such agreement, plan or other arrangement not being voted on any matter or matters or the withholding of any proxy relating thereto, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of Voting Shares representing more than twenty percent (20%) of the then-outstanding Voting Shares (assuming, for purposes of this Section III(b)(i)(C) of this Article FOURTH, that all Voting Shares that are subject to such agreement, plan or other arrangement are not then-outstanding Voting Shares) ((A), (B), and (C) each a "**Voting Limit**" and (A), (B) and (C) collectively, the "**Voting Limits**"); *provided, however*, that a Voting Limit may be waived by the Board of Directors pursuant to an amendment to the Bylaws adopted by the Board of Directors, if, in connection with the adoption of such amendment, the Board of Directors in its sole discretion adopts a resolution stating that it is the determination of the Board of Directors that (1) such amendment will not impair the ability of any of the Corporation and the Controlled National Securities Exchange, or facility thereof, to carry out its respective functions and responsibilities under the Exchange Act, (2) such amendment is otherwise in the best interests of the Corporation and its stockholders and the Controlled National Securities Exchange, or facility thereof, (3) such amendment will not impair the ability of the Commission to enforce the Exchange Act, (4) such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Exchange Act), and (5) neither such Person nor any of its Related Persons is a Member. In making the determinations referred to in the immediately preceding sentence, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions as it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Exchange Act. Such amendment shall not be effective until approved by the Commission. Any Person that proposes to acquire a Voting Control Percentage (as defined below) in excess of a Voting Limit shall have delivered to the Board of Directors a notice in writing, not less than forty-five (45) days (or any shorter period to which the Board of Directors shall expressly consent) before the date on which such Person acquires a Voting Control Percentage in excess of a Voting Limit, of its intention to do so. The Board of Directors shall deliver to the ISE Trust a copy of any written notice provided pursuant to this Section III(b) of this Article FOURTH.

(ii) Section III(b)(i) of this Article FOURTH shall not apply to any solicitation of any revocable proxy from any stockholder of the Corporation by the Corporation.

(iii) For purposes of this Section III of this Article FOURTH, "**Voting Control Percentage**" means, with respect to any Person, an amount (expressed as a percentage) equal to the quotient of (A) the aggregate number of Voting Shares (1) the Person is entitled to vote or cause to be voted or (2) with respect to which a consent or proxy may be given, in each case by such Person and its Related Persons, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement, ***divided by*** (B) the total number of Voting Shares then outstanding (assuming that any Voting Shares subject to an agreement, plan or other arrangement described in Section III(b)(i)(C) of this Article FOURTH are not outstanding Voting Shares for purposes of this calculation).

(c) **Violations of any Ownership Limit or Voting Limit; Excess Shares**. Notwithstanding any other provisions contained in this Section III of this Article FOURTH, if at any time any Person's Ownership Percentage or Voting Control Percentage exceeds an Ownership Limit or a Voting Limit, the Board of Directors shall so notify the ISE Trust and such Ownership Percentage or Voting Control Percentage shall result in the automatic transfer to the ISE Trust of a majority of the Voting Shares then outstanding *pro rata* from the holders thereof (the "**Excess Shares**").

(i) All Excess Shares transferred to the ISE Trust shall be held for the exclusive benefit of the Trust Beneficiary (as defined below). Notwithstanding any other provision of this Certificate of Incorporation, or any provision of the Bylaws, to the contrary, Excess Shares held by the ISE Trust shall be or continue to be issued and outstanding Voting Shares.

(ii) Excess Shares shall be entitled to dividends or other distributions, which shall be paid to the ISE Trust for the exclusive benefit of the Trust Beneficiary. The Trustees (as defined below) shall promptly distribute such dividends and other distributions received in respect of the Excess Shares to the Trust Beneficiary.

(iii) Subject to the rights of the holders of any series of Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of, or any other distribution of all or substantially all of the assets of the Corporation, the ISE Trust, as the holder of Excess Shares, shall be entitled to receive ratably with each holder of the same class or series of stock, a portion of the assets of the Corporation available for distribution to the stockholders. The Trustees shall promptly distribute any such assets received in respect of the Excess Shares in any liquidation, dissolution or winding up of, or any distribution of the assets of the Corporation to the Trust Beneficiary.

(iv) To the fullest extent permitted by applicable law, the Trust Beneficiary shall not be entitled to vote such Excess Shares on any matter.

(v) Excess Shares shall not be transferable except in a transfer to which the ISE Trust is a party. Upon receipt of written instructions from the Trust Beneficiary, the Trustees shall promptly use their commercially reasonable efforts to sell the Excess Shares to a Person or Persons, designated by the Trustees, whose ownership of Voting Shares will not violate any Ownership Limit or Voting Limit, in market transactions, by public offering or otherwise, in each case, at a time or times and in a manner so as to maximize the return on the Excess Shares. Upon any such sale, the interest of the Trust Beneficiary in the Voting Shares sold shall so terminate and the Trustees shall promptly distribute the net proceeds of the sale to the Trust Beneficiary as provided herein.

(vi) The Trust Beneficiary shall have the right to reacquire the Excess Shares from the Trust if and when (A) a Person's Ownership Percentage or Voting Control Percentage no longer exceeds any Ownership Limit or Voting Limit, or (B) a Person's Ownership Percentage or Voting Control Percentage in excess of any Ownership Limit or Voting Limit is waived by the Board of Directors and approved by the Commission in accordance with Sections III(a)(i)(A) and III(b)(i) of this Article FOURTH.

For purposes of this Section III of this Article FOURTH, the term "**ISE Trust**" shall mean the Delaware statutory trust established for the benefit of the Trust Beneficiary pursuant to that certain Trust Agreement (the "**Trust Agreement**") to be entered into among the Corporation, the Trustees, and the Trust Beneficiary; the term "**Trustees**" shall mean the trustees initially appointed pursuant to the Trust Agreement, and any successor trustees appointed in accordance with the Trust Agreement; the term "**Trust Beneficiary**" shall mean U.S. Exchange Holdings, Inc.

(d) **Effect of Purported Voting in Violation of this Section III of this Article FOURTH**. If any stockholder purports to vote or cause the voting of Voting Shares, grant any consent or proxy with respect to the Voting Shares, or enter into any agreement, plan, or other arrangement for the voting of Voting Shares that would violate, or cause the violation of, any Voting Limit under this Section III of this Article FOURTH, then the Corporation shall not honor such vote or proxy to the extent that such provisions would be violated , and any shares subject thereto shall not be entitled to be voted to the extent of such violation.

FIFTH: The Board of Directors is hereby authorized to create and issue, whether or not in connection with the issuance and sale of any of its stock or other secu rities or property, rights entitling the holders thereof to purchase from the Corporation shares of stock or other securities of the Corporation or any other corporation, recognizing that, under certain circumstances, the creation and issuance of such righ ts could have the effect of discouraging third parties from seeking, or impairing their ability to seek, to acquire a significant portion of the outstanding securities of the Corporation, to engage in any transaction which might result in a change of control of the Corporation or to enter into any agreement, arrangement or understanding with another party to accomplish the foregoing or for the purpose of acquiring, holding, voting or disposing of any securities of the Corporation. The creation and issuance of any such rights shall be subject to the prior approval of the Commission. Subject thereto, the times at which and the terms upon which such rights are to be issued will be determined by the Board of Directors and set forth in the contracts or instrume nts that evidence such rights. The authority of the Board of Directors with respect to such rights shall include, but not be limited to, determination of the following:

(a) the initial purchase price per share or other unit of the stock or other securities or property to be purchased upon exercise of such rights;

(b) provisions relating to the times at which and the circumstances under which such rights may be exercised or sold or otherwise transferred, either together with or separately from, any other stock or o ther securities of the Corporation;

(c) provisions which adjust the number or exercise price of such rights or amount or nature of the stock or other securities or property receivable upon exercise of such rights in the event of a combination, split or recapit alization of any stock of the Corporation, a change in ownership of the Corporation 's stock or other securities or a reorganization, merger, consolidation, sale of assets or other occurrence relating to the Corporation or any stock of the Corporation, and provisions restricting the ability of the Corporation to enter into any such transaction absent an assumption by the other party or parties thereto of the obligations of the Corporation under such rights;

(d) provisions which deny the holder of a specified per centage of the outstanding stock or other securities of the Corporation the right to exercise such rights and/or cause the rights held by such holder to become void;

(e) provisions which permit the Corporation to redeem or exchange such rights, which redemptio n or exchange may be within the sole discretion of the Board of Directors, if the Board of Directors reserves such right to itself; and

(f) the appointment of a rights agent with respect to such rights.

SIXTH: The Bylaws may be amended, added to, rescinded or repeale d at any meeting of the Board of Directors or meeting of the stockholders.

SEVENTH: Unless and except to the extent that the Bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

EIGHTH: A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. No amend ment or repeal of this Article EIGHTH shall adversely affect any right or protection of a director of the Corporation existing hereunder in respect of any act or omission occurring prior to such amendment or repeal.

NINTH: Except as may be expressly provided in t his Certificate of Incorporation, the Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation or a Preferred Stock Designation, and any other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed herein or by law, and all powers, preferences and rights of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation or a Preferred Stock Designation, as the same may be amended, are granted subject to the right reserved in this Article NINTH; *provided, however*, that no Preferred Stock De signation shall be amended after the issuance of any shares of the series of Preferred Stock created thereby, except in accordance with the terms of such Preferred Stock Designation and the requirements of law.

TENTH: In discharging his or her responsibilities as a member of the Board of Directors, each director, to the fullest extent permitted by law, shall take into consideration the effect that the Corporation's actions would have on the ability of each Controlled National Securities Exchange, or facility there of to carry out its responsibilities under the Exchange Act and on the ability of each Controlled National Securities Exchange, or facility thereof, and the Corporation: to engage in conduct that fosters and does not interfere with each Controlled National Securities Exchange, or facility thereof and the Corporation's ability to prevent fraudulent and manipulative acts and practices; to promote just and equitable principles of trade; to foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in securities; to remove impediments to and perfect the mechanisms of a free and open market and a national market system; and, in general, to protect investors and the public interest. In discharging his or her responsibilities as a member of the Board of Directors or as an officer or employee of the Corporation, each such director, officer or employee shall comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with each Controlled National Securities Exchange, or facility thereof, and the Commission pursuant to their respective regulatory authority.

ELEVENTH: All confidential information pertaining to the self-regulatory function of each Controlled National Securities Exchange, or facility thereof (including but not limited to confidential information regarding disciplinary matters, trading data, trading practices and audit information) contained in the books and records of each Controlled National Securities Exchange, or facility thereof, that shall come into the possession of the Corporation shall, to the fullest extent permitted by law: (x) not be made available to any Person (other than as provided in the next sentence) other than to those officers, directors, employees and agents of the Corporation that have a reasonable need to know the contents thereof; (y) be retained in confidence by the Corporation and the officers, directors, employees and agents of the Corporation; and (z) not be used for any commercial purposes. Nothing in this Certificate of Incorporation shall be interpreted as to limit or impede the rights of the Commission or each Controlled National Securities Exchange to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations promulgated thereunder, or to limit or impede the ability of any officers, directors, employees or agents of the Corporation to disclose such confidential information to the Commission or each Controlled National Securities Exchange.

TWELFTH: For so long as the Corporation shall control, directly or indirectly, each Controlled National Securities Exchange, or facility thereof, the books, records, premises, officers, directors and employees of the Corporation shall be deemed to be the books, records, premises, officers, directors and employees of each Controlled National Securities Exchange for purposes of and subject to oversight pursuant to the Exchange Act, but only to the extent that such books, records and premises are related to, or such officers, directors and employees are involved in, the activities of each Controlled National Securities Exchange, or facility thereof. The books and records related to the activities of each Controlled National Securities Exchange, or facility thereof, shall be subject at all times to inspection and copying by the Commission and each Controlled National Securities Exchange.

THIRTEENTH: The Corporation shall comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with each Controlled National Securities Exchange and the Commission pursuant to their respective regulatory authority, and shall take reasonable steps necessary to cause its agents to cooperate with each Controlled National Securities Exchange and the Commission pursuant to their respective regulatory authority with respect to such agents' activities related to each Controlled National Securities Exchange, or facility thereof.

FOURTEENTH: For so long as the Corporation shall control, directly or indirectly, a Controlled National Securities Exchange, or facility thereof, before any amendment to or repeal of any provision of this Certificate of Incorporation of the Corporation shall be effective, the same shall be submitted to the board of directors of each Controlled National Securities Exchange, and if the same must be filed with, or filed with and approved by, the Commission before the same may be effective, under Section 19 of the Exchange Act and the rules promulgated thereunder, then the same shall not be effective until filed with, or filed with and approved by, the Commission, as the case may be.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "INTERNATIONAL SECURITIES EXCHANGE HOLDINGS, INC.", FILED IN THIS OFFICE ON THE NINETEENTH DAY OF DECEMBER, A.D. 2014, AT 8:21 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

3873520 8100

141568830

You may verify this certificate online at corp.delaware.gov/authver.shtml

Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 1979725

DATE: 12-19-14

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "INTERNATIONAL SECURITIES EXCHANGE HOLDINGS, INC.", FILED IN THIS OFFICE ON THE NINETEENTH DAY OF DECEMBER, A.D. 2014, AT 8:21 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

3873520 8100

141568830

Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 1979731

DATE: 12-19-14

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:21 PM 12/19/2014
FILED 08:21 PM 12/19/2014
SRV 141568830 - 3873520 FILE

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF INTERNATIONAL SECURITIES EXCHANGE HOLDINGS, INC.

The name of the corporation is International Securities Exchange Holdings, Inc. (the "**Corporation**"). The Corporation was incorporated on November 16, 2004 by filing its Certificate of Incorporation with the Secretary of State of the State of Delaware under the name International Securities Exchange Holdings, Inc.

FIRST: The name of the corporation is International Securities Exchange Holdings, Inc. (the "**Corporation**").

SECOND: The address of the Corporation's registered office in the State of Delaware is 160 Greentree Drive, Suite 101, in the City of Dover, County of Kent, Delaware 19904. The name of its registered agent at such address is National Registered Agents, Inc.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the "**DGCL**").

FOURTH: The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is two hundred one thousand (201,000) shares, which shall be divided as follows: one hundred one thousand (101,000) shares of Common Stock, par value $.01 per share (the "**Common Stock**") and one hundred thousand (100,000) shares of preferred stock, par value $.01 per share (hereinafter referred to as the "**Preferred Stock**"). The powers, designations, preferences and relative, participating, optional or other special rights (and the qualifications, limitations or restrictions thereof) of the Common Stock and the Preferred Stock are as follows:

I. Preferred Stock

The Board of Directors of the Corporation (hereinafter referred to as the "**Board of Directors**") is hereby expressly authorized at any time, and from time to time, to create and provide for the issuance of shares of Preferred Stock in one or more series and, by filing a certificate pursuant to the DGCL (hereinafter referred to as a "**Preferred Stock Designation**"), to establish the number of shares to be included in each such series, and to fix the designations, preferences and relative, participating, optional or other special rights of the shares of each such series and the qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issue thereof adopted by the Board of Directors, including, but not limited to, the following:

(a) the designation of and the number of shares constituting such series, which number the Board of Directors may thereafter (except as otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares of such series then outstanding);

(b) the dividend rate for the payment of dividends on such series, if any, the conditions and dates upon which such dividends shall be payable, the preference or relation which such dividends, if any, shall bear to the dividends payable on any other class or classes of or any other series of capital stock, the conditions and dates upon which such dividends, if any, shall be payable, and whether such dividends, if any, shall be cumulative or non-cumulative;

(c) whether the shares of such series shall be subject to redemption by the Corporation, and, if made subject to such redemption, the times, prices and other terms and conditions of such redemption;

(d) the terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series;

(e) whether or not the shares of such series shall be convertible into or exchangeable for shares of any other class or classes of, any other series of any class or classes of capital stock of, or any other security of, the Corporation or any other corporation, and, if provision be made for any such conversion or exchange, the times, prices, rates, adjustments and any other terms and conditions of such conversion or exchange;

(f) the extent, if any, to which the holders of the shares of such series shall be entitled to vote as a class or otherwise with respect to the election of directors or otherwise;

(g) the restrictions, if any, on the issue or reissue of shares of the same series or of any other class or series;

(h) the amounts payable on and the preferences, if any, of the shares of such series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation; and

(i) any other relative rights, preferences and limitations of that series.

II. Common Stock

The Common Stock shall be subject to the express terms of any series of Preferred Stock set forth in the Preferred Stock Designation relating thereto.

(a) **Voting Rights.** Subject to the limitations set forth in Section III of this Article FOURTH, each holder of Common Stock shall have one vote in respect of each share of Common Stock held by such holder of record on the books of the Corporation on each matter on which the holders of Common Stock shall be entitled to vote.

(b) **Dividend Rights.** The holders of shares of Common Stock shall be entitled to receive, when and if declared by the Board of Directors, out of the assets of the Corporation which are by law available therefor, dividends payable either in cash, in stock or otherwise.

(c) **Liquidation Rights.** Upon the liquidation, dissolution or winding up of the Corporation, holders of Common Stock shall be entitled to receive any amounts available for distribution after the payment of, or provision for, obligations of the Corporation and any preferential amounts payable to holders of any outstanding shares of Preferred Stock.

III. Limitations on Ownership and Voting

As used in this Certificate of Incorporation, the term "**Person**" shall mean an individual, partnership (general or limited), joint stock company, corporation, limited liability company, trust or unincorporated organization, or any governmental entity or agency or political subdivision thereof; the term "**Related Persons**" shall mean (1) with respect to any Person, any executive officer (as such term is defined in Rule 3b-7 under the Securities Exchange Act of 1934 (the "**Exchange Act**")), director, general partner, manager or managing member, as applicable, and all "**affiliates**" and "**associates**" of such Person (as such terms are defined in Rule 12b-2 under the Exchange Act); (2) with respect to any Person constituting a member (as such term is defined in Section 3(a)(3)(A) of the Exchange Act) of a Controlled National Securities Exchange (as such term is defined below)("**Member**")), any broker or dealer with which such Member is associated; (3) with respect to any Person that is an executive officer (as such term is defined in Rule 3b-7 under the Exchange Act), director, general partner, manager or managing member of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (4) any two or more Persons that have any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation; and the term "**beneficially owned**", including all derivative or similar words, shall have the meaning set forth in Regulation 13D-G under the Exchange Act.

(a) **Ownership Limits.** For so long as the Corporation shall control, directly or indirectly, one or more national securities exchange (each, a "**Controlled National Securities Exchange**"), including, but not limited to, International Securities Exchange, LLC, a Delaware limited liability company and wholly owned subsidiary of the Corporation ("**ISE, LLC**") or facility thereof:

(i) (x) No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares of the capital stock (whether Common Stock or Preferred Stock) of the Corporation that have the right by their terms to vote in the election of members of the Board of Directors or on other matters which may require the approval of the holders of voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of a particular class of capital stock) (the "**Voting Shares**") constituting more than forty percent (40%) of the then-outstanding Voting Shares and (y) no Person who is a Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, Voting Shares constituting more than twenty percent (20%) of the then-outstanding Voting Shares ((x) and (y) each an "**Ownership Limit,** " and (x) and (y) together, the "**Ownership Limits**").

(A) Notwithstanding the foregoing and subject to clause (B) below, the Ownership Limit described in Section III(a)(i)(x) of this Article FOURTH may be waived by the Board of Directors pursuant to an amendment to the bylaws of the Corporation (the "**Bylaws**") adopted by the Board of Directors, if, in connection with the adoption of such amendment, the Board of Directors in its sole discretion adopts a resolution stating that it is the determination of the Board of Directors that such amendment (1) will not impair the ability of any of the Corporation and the Controlled National Securities Exchange, or facility thereof, to carry out its respective functions and responsibilities under the Exchange Act and the rules promulgated thereunder; (2) is otherwise in the best interests of the Corporation and its stockholders and the Controlled National Securities Exchange or facility thereof; and (3) will not impair the ability of the United States Securities and Exchange Commission (the "**Commission**") to enforce the Exchange Act. Such amendment shall not be effective unless approved by the Commission.

(B) Notwithstanding clause (A) above, in any case where a Person's Ownership Percentage (as defined below) will exceed the Ownership Limits upon consummation of any proposed sale, assignment or transfer of the Corporation's capital stock, the Board of Directors shall have determined that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Exchange Act).

(C) In making the determinations referred to in clauses (A) and (B) above, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions as it may in its sole discretion deem necessary, appropriate or desirable.

(D) Any Person (and its Related Persons) that proposes to acquire an Ownership Percentage in excess of the Ownership Limit described in Section III(a)(i)(x) of this Article FOURTH shall have delivered to the Board of Directors a notice in writing, not less than forty-five (45) days (or any shorter period to which the Board of Directors shall expressly consent) before the proposed acquisition of shares of capital stock (whether common or preferred) that would result in such Person exceeding the Ownership Limit described in Section III(a)(i)(x) of this Article FOURTH.

(E) For purposes of this Section III of this Article FOURTH, "**Ownership Percentage**" means, with respect to any Person, an amount (expressed as a percentage) equal to the quotient of (1) the aggregate number of Voting Shares owned directly or indirectly, of record or beneficially, by such Person and its Related Persons, ***divided by*** (2) the total number of Voting Shares then outstanding.

(ii) Any Person, either alone or together with its Related Persons, that at any time owns (whether by acquisition or by a change in the number of shares outstanding) of record or beneficially, whether directly or indirectly, five percent (5%) or more of the then-outstanding Voting Shares shall, immediately upon so owning five percent (5%) or more of the then-outstanding Voting Shares, give the Board of Directors written notice of such ownership of five percent (5%) or more of the then-outstanding Voting Shares, which notice shall state: (1) such Person's full legal name; (2) such Person's title or status and the date on which such title or status was acquired; (3) such Person's approximate ownership interest in the Corporation; and (4) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise. The Board of Directors shall deliver to the ISE Trust (as defined below) a copy of any written notice provided pursuant to this Section III(a)(ii) of this Article FOURTH.

(iii) Each Person required to provide written notice pursuant to Section III(a)(ii) of this Article FOURTH shall update such notice promptly after any change therein; *provided*, that no such updated notice shall be required to be provided to the Board of Directors in the event of an increase or decrease of less than one percent (1%) (of the then-outstanding Voting Shares) in such Person's Ownership Percentage so reported (such increase or decrease to be measured cumulatively from the amount shown on the last such report) unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the then-outstanding Voting Shares (at a time when such Person so owned less than such percentages) or such Person so owning less than twenty percent (20%) or less than forty percent (40%) of the then-outstanding Voting Shares (at a time when such Person so owned more than such percentages). The Board of Directors shall deliver to the ISE Trust a copy of any update provided pursuant to this Section III(a)(iii) of this Article FOURTH.

(b) **Voting Limits.** (i) For so long as the Corporation shall control, directly or indirectly, one or more Controlled National Securities Exchanges, or facility thereof, no Person, either alone or together with its Related Persons, at any time, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement, (A) may be entitled to vote or cause the voting of Voting Shares representing more than twenty percent (20%) of the voting power of the then-outstanding Voting Shares, (B) may be entitled to give any consent or proxy with respect to Voting Shares representing more than twenty percent (20%) of the voting power of the then-outstanding Voting Shares, or (C) enter into any agreement, plan or other arrangement with any other Person, either alone or together with its Related Persons, under circumstances which would result in the Voting Shares that shall be subject to such agreement, plan or other arrangement not being voted on any matter or matters or the withholding of any proxy relating thereto, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of Voting Shares representing more than twenty percent (20%) of the then-outstanding Voting Shares (assuming, for purposes of this Section III(b)(i)(C) of this Article FOURTH, that all Voting Shares that are subject to such agreement, plan or other arrangement are not then-outstanding Voting Shares) ((A), (B), and (C) each a "**Voting Limit**" and (A), (B) and (C) collectively, the "**Voting Limits**"); *provided, however*, that a Voting Limit may be waived by the Board of Directors pursuant to an amendment to the Bylaws adopted by the Board of Directors, if, in connection with the adoption of such amendment, the Board of Directors in its sole discretion adopts a resolution stating that it is the determination of the Board of Directors that (1) such amendment will not impair the ability of any of the Corporation and the Controlled National Securities Exchange, or facility thereof, to carry out its respective functions and responsibilities under the Exchange Act, (2) such amendment is otherwise in the best interests of the Corporation and its stockholders and the Controlled National Securities Exchange, or facility thereof, (3) such amendment will not impair the ability of the Commission to enforce the Exchange Act, (4) such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Exchange Act), and (5) neither such Person nor any of its Related Persons is a Member. In making the determinations referred to in the immediately preceding sentence, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions as it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Exchange Act. Such amendment shall not be effective until approved by the Commission. Any Person that proposes to acquire a Voting Control Percentage (as defined below) in excess of a Voting Limit shall have delivered to the Board of Directors a notice in writing, not less than forty-five (45) days (or any shorter period to which the Board of Directors shall expressly consent) before the date on which such Person acquires a Voting Control Percentage in excess of a Voting Limit, of its intention to do so. The Board of Directors shall deliver to the ISE Trust a copy of any written notice provided pursuant to this Section III(b) of this Article FOURTH.

(ii) Section III(b)(i) of this Article FOURTH shall not apply to any solicitation of any revocable proxy from any stockholder of the Corporation by the Corporation.

(iii) For purposes of this Section III of this Article FOURTH, "**Voting Control Percentage**" means, with respect to any Person, an amount (expressed as a percentage) equal to the quotient of (A) the aggregate number of Voting Shares (1) the Person is entitled to vote or cause to be voted or (2) with respect to which a consent or proxy may be given, in each case by such Person and its Related Persons, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement, ***divided by*** (B) the total number of Voting Shares then outstanding (assuming that any Voting Shares subject to an agreement, plan or other arrangement described in Section III(b)(i)(C) of this Article FOURTH are not outstanding Voting Shares for purposes of this calculation).

(c) **Violations of any Ownership Limit or Voting Limit; Excess Shares.** Notwithstanding any other provisions contained in this Section III of this Article FOURTH, if at any time any Person's Ownership Percentage or Voting Control Percentage exceeds an Ownership Limit or a Voting Limit, the Board of Directors shall so notify the ISE Trust and such Ownership Percentage or Voting Control Percentage shall result in the automatic transfer to the ISE Trust of a majority of the Voting Shares then outstanding *pro rata* from the holders thereof (the "**Excess Shares**").

(i) All Excess Shares transferred to the ISE Trust shall be held for the exclusive benefit of the Trust Beneficiary (as defined below). Notwithstanding any other provision of this Certificate of Incorporation, or any provision of the Bylaws, to the contrary, Excess Shares held by the ISE Trust shall be or continue to be issued and outstanding Voting Shares.

(ii) Excess Shares shall be entitled to dividends or other distributions, which shall be paid to the ISE Trust for the exclusive benefit of the Trust Beneficiary. The Trustees (as defined below) shall promptly distribute such dividends and other distributions received in respect of the Excess Shares to the Trust Beneficiary.

(iii) Subject to the rights of the holders of any series of Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of, or any other distribution of all or substantially all of the assets of the Corporation, the ISE Trust, as the holder of Excess Shares, shall be entitled to receive ratably with each holder of the same class or series of stock, a portion of the assets of the Corporation available for distribution to the stockholders. The Trustees shall promptly distribute any such assets received in respect of the Excess Shares in any liquidation, dissolution or winding up of, or any distribution of the assets of the Corporation to the Trust Beneficiary.

(iv) To the fullest extent permitted by applicable law, the Trust Beneficiary shall not be entitled to vote such Excess Shares on any matter.

(v) Excess Shares shall not be transferable except in a transfer to which the ISE Trust is a party. Upon receipt of written instructions from the Trust Beneficiary, the Trustees shall promptly use their commercially reasonable efforts to sell the Excess Shares to a Person or Persons, designated by the Trustees, whose ownership of Voting Shares will not violate any Ownership Limit or Voting Limit, in market transactions, by public offering or otherwise, in each case, at a time or times and in a manner so as to maximize the return on the Excess Shares. Upon any such sale, the interest of the Trust Beneficiary in the Voting Shares sold shall so terminate and the Trustees shall promptly distribute the net proceeds of the sale to the Trust Beneficiary as provided herein.

(vi) The Trust Beneficiary shall have the right to reacquire the Excess Shares from the Trust if and when (A) a Person's Ownership Percentage or

Voting Control Percentage no longer exceeds any Ownership Limit or Voting Limit, or (B) a Person's Ownership Percentage or Voting Control Percentage in excess of any Ownership Limit or Voting Limit is waived by the Board of Directors and approved by the Commission in accordance with Sections III(a)(i)(A) and III(b)(i) of this Article FOURTH.

For purposes of this Section III of this Article FOURTH, the term "**ISE Trust**" shall mean the Delaware statutory trust established for the benefit of the Trust Beneficiary pursuant to that certain Trust Agreement (the "**Trust Agreement**") to be entered into among the Corporation, the Trustees, and the Trust Beneficiary; the term "**Trustees**" shall mean the trustees initially appointed pursuant to the Trust Agreement, and any successor trustees appointed in accordance with the Trust Agreement; the term "**Trust Beneficiary**" shall mean U.S. Exchange Holdings, Inc.

(d) **Effect of Purported Voting in Violation of this Section III of this Article FOURTH.** If any stockholder purports to vote or cause the voting of Voting Shares, grant any consent or proxy with respect to the Voting Shares, or enter into any agreement, plan, or other arrangement for the voting of Voting Shares that would violate, or cause the violation of, any Voting Limit under this Section III of this Article FOURTH, then the Corporation shall not honor such vote or proxy to the extent that such provisions would be violated, and any shares subject thereto shall not be entitled to be voted to the extent of such violation.

FIFTH: The Board of Directors is hereby authorized to create and issue, whether or not in connection with the issuance and sale of any of its stock or other securities or property, rights entitling the holders thereof to purchase from the Corporation shares of stock or other securities of the Corporation or any other corporation, recognizing that, under certain circumstances, the creation and issuance of such rights could have the effect of discouraging third parties from seeking, or impairing their ability to seek, to acquire a significant portion of the outstanding securities of the Corporation, to engage in any transaction which might result in a change of control of the Corporation or to enter into any agreement, arrangement or understanding with another party to accomplish the foregoing or for the purpose of acquiring, holding, voting or disposing of any securities of the Corporation. The creation and issuance of any such rights shall be subject to the prior approval of the Commission. Subject thereto, the times at which and the terms upon which such rights are to be issued will be determined by the Board of Directors and set forth in the contracts or instruments that evidence such rights. The authority of the Board of Directors with respect to such rights shall include, but not be limited to, determination of the following:

(a) the initial purchase price per share or other unit of the stock or other securities or property to be purchased upon exercise of such rights;

(b) provisions relating to the times at which and the circumstances under which such rights may be exercised or sold or otherwise transferred, either together with or separately from, any other stock or other securities of the Corporation;

(c) provisions which adjust the number or exercise price of such rights or amount or nature of the stock or other securities or property receivable upon exercise of such rights in the event of a combination, split or recapitalization of any stock of the Corporation, a change in ownership of the Corporation's stock or other securities or a reorganization, merger, consolidation, sale of assets or other occurrence relating to the Corporation or any stock of the Corporation, and provisions restricting the ability of the Corporation to enter into any such transaction absent an assumption by the other party or parties thereto of the obligations of the Corporation under such rights;

(d) provisions which deny the holder of a specified percentage of the outstanding stock or other securities of the Corporation the right to exercise such rights and/or cause the rights held by such holder to become void;

(e) provisions which permit the Corporation to redeem or exchange such rights, which redemption or exchange may be within the sole discretion of the Board of Directors, if the Board of Directors reserves such right to itself; and

(f) the appointment of a rights agent with respect to such rights.

SIXTH: The Bylaws may be amended, added to, rescinded or repealed at any meeting of the Board of Directors or meeting of the stockholders.

SEVENTH: Unless and except to the extent that the Bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

EIGHTH: A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. No amendment or repeal of this Article EIGHTH shall adversely affect any right or protection of a director of the Corporation existing hereunder in respect of any act or omission occurring prior to such amendment or repeal.

NINTH: Except as may be expressly provided in this Certificate of Incorporation, the Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation or a Preferred Stock Designation, and any other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed herein or by law, and all powers, preferences and rights of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation or a Preferred Stock Designation, as the same may be amended, are granted subject to the right reserved in this Article NINTH; *provided, however,* that no Preferred Stock Designation shall be amended after the issuance of any shares of the series of Preferred Stock created thereby, except in accordance with the terms of such Preferred Stock Designation and the requirements of law.

TENTH: In discharging his or her responsibilities as a member of the Board of Directors, each director, to the fullest extent permitted by law, shall take into consideration the effect that the Corporation's actions would have on the ability of each Controlled National Securities Exchange, or facility thereof to carry out its responsibilities under the Exchange Act and on the ability of each Controlled National Securities Exchange, or facility thereof, and the Corporation: to engage in conduct that fosters and does not interfere with each Controlled National Securities Exchange, or facility thereof and the Corporation's ability to prevent fraudulent and manipulative acts and practices; to promote just and equitable principles of trade; to foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in securities; to remove impediments to and perfect the mechanisms of a free and open market and a national market system; and, in general, to protect investors and the public interest. In discharging his or her responsibilities as a member of the Board of Directors or as an officer or employee of the Corporation, each such director, officer or employee shall comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with each Controlled National Securities Exchange, or facility thereof, and the Commission pursuant to their respective regulatory authority.

ELEVENTH: All confidential information pertaining to the self-regulatory function of each Controlled National Securities Exchange, or facility thereof (including but not limited to confidential information regarding disciplinary matters, trading data, trading practices and audit information) contained in the books and records of each Controlled National Securities Exchange, or facility thereof, that shall come into the possession of the Corporation shall, to the fullest extent permitted by law: (x) not be made available to any Person (other than as provided in the next sentence) other than to those officers, directors, employees and agents of the Corporation that have a reasonable need to know the contents thereof; (y) be retained in confidence by the Corporation and the officers, directors, employees and agents of the Corporation; and (z) not be used for any commercial purposes. Nothing in this Certificate of Incorporation shall be interpreted as to limit or impede the rights of the Commission or each Controlled National Securities Exchange to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations promulgated thereunder, or to limit or impede the ability of any officers, directors, employees or agents of the Corporation to disclose such confidential information to the Commission or each Controlled National Securities Exchange.

TWELFTH: For so long as the Corporation shall control, directly or indirectly, each Controlled National Securities Exchange, or facility thereof, the books, records, premises, officers, directors and employees of the Corporation shall be deemed to be the books, records, premises, officers, directors and employees of each Controlled National Securities Exchange for purposes of and subject to oversight pursuant to the Exchange Act, but only to the extent that such books, records and premises are related to, or such officers, directors and employees are involved in, the activities of each Controlled National Securities Exchange, or facility thereof. The books and records related to the activities of each Controlled National Securities Exchange, or facility thereof, shall be subject at all times to inspection and copying by the Commission and each Controlled National Securities Exchange.

THIRTEENTH: The Corporation shall comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with each Controlled National Securities Exchange and the Commission pursuant to their respective regulatory authority, and shall take reasonable steps necessary to cause its agents to cooperate with each Controlled National Securities Exchange and the Commission pursuant to their respective regulatory authority with respect to such agents' activities related to each Controlled National Securities Exchange, or facility thereof.

FOURTEENTH: For so long as the Corporation shall control, directly or indirectly, a Controlled National Securities Exchange, or facility thereof, before any amendment to or repeal of any provision of this Certificate of Incorporation of the Corporation shall be effective, the same shall be submitted to the board of directors of each Controlled National Securities Exchange, and if the same must be filed with, or filed with and approved by, the Commission before the same may be effective, under Section 19 of the Exchange Act and the rules promulgated thereunder, then the same shall not be effective until filed with, or filed with and approved by, the Commission, as the case may be.

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Sections 242 and 245 of the DGCL and has been executed by a duly authorized officer of the Corporation this 16th day of December, 2014.

Name: Michael J. Simon
Title: Secretary

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "U.S. EXCHANGE, L.L.C.", FILED IN THIS OFFICE ON THE TWENTY-FOURTH DAY OF APRIL, A.D. 2003, AT 6:03 O'CLOCK P.M.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3651087 8100

AUTHENTICATION: 2383412

030258675

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:25 PM 04/24/2003
FILED 06:03 PM 04/24/2003
SRV 030268675 – 3651087 FILE

CERTIFICATE OF FORMATION

OF

U.S. EXCHANGE, L.L.C.

The undersigned, being authorized to execute and file this Certificate of Formation of U.S. Exchange, L.L.C. (the "Company") hereby certifies that:

FIRST: The name of the Company shall be U.S. Exchange, L.L.C.

SECOND: The registered office of the Company is 1209 Orange Street, in the City of Wilmington, in the County of New Castle, in the State of Delaware. The name of its registered agent at that address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned, has executed this Certificate of Formation on this 24th day of April, 2003.

By: ______________________

Name: Thomas Lenz
Authorized Person

SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT

OF

ISE GEMINI, LLC

TABLE OF CONTENTS

SECOND LIMITED LIABILITY COMPANY AGREEMENT

OF

ISE GEMINI, LLC

International Securities Exchange Holdings, Inc., a Delaware corporation (the "Sole LLC Member"), hereby forms ISE Gemini, LLC, a Delaware limited liability company (the "Company"), pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del.C. § 18-101, et seq. (the "Act"), and hereby declares the following to be the Limited Liability Company Agreement (the "LLC Agreement") of the Company.

ARTICLE I
FORMATION OF THE COMPANY

Section 1.1. Formation of the Company. The Company concurrently herewith is being formed as a limited liability company under the Act by the filing of the Certificate of Formation with the Office of the Secretary of State of the State of Delaware. The Sole LLC Member agrees to be bound by and comply with the provisions thereof and hereof.

Section 1.2. Name. The name of the Company is "ISE Gemini, LLC".

Section 1.3. Purpose of the Company. The purpose of the Company shall be to conduct the operations of an "exchange" within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and to conduct any lawful business or activity whatsoever, as permitted by applicable law and as determined from time to time by the board of directors of the Company (the "Board of Directors").

Section 1.4. Principal Place of Business. The location of the principal place of business of the Company shall be 60 Broad Street, New York, New York 10004 or such other place as determined by the Board of Directors from time to time.

Section 1.5. Registered Office; Registered Agent. The registered office of the Company required by the Act to be maintained in the State of Delaware shall be National Registered Agents, Inc., 160 Greentree Drive, Suite 101, City of Dover, Delaware 19904 or such other office as the Board of Directors may designate from time to time. The registered agent for the Company shall be National Registered Agents, Inc., or such other registered agent as the Board of Directors may designate from time to time.

Section 1.6. Term. The Company shall continue until the Company is terminated in accordance with the provisions of this LLC Agreement.

ARTICLE II
SOLE LLC MEMBER; VOTING

Section 2.1. Admission of the Sole LLC Member. Effective as of the date of the filing of the Certificate of Formation with the Office of the Secretary of State of the State of Delaware, the Sole LLC Member shall be admitted as the sole member of the Company.

Section 2.2. Rights and Powers of the Sole LLC Member; Voting. Other than as set forth in this LLC Agreement and, to the extent not inconsistent with this LLC Agreement and the Act, the Sole LLC Member shall not participate in the management or control of the Company's business nor shall the Sole LLC Member transact any business for the Company, nor shall the Sole LLC Member have the power to act for or bind the Company, said powers being vested solely and exclusively in the Board of Directors. Subject to the right of the Board of Directors to fill any vacancies as provided in the Constitution (as defined below), the Sole LLC Member shall have the sole right to elect each of the Non-Industry Directors (as defined in the Constitution) and the Chief Executive Officer of the Company as a director (who shall be elected as the Chief Executive Officer and thereafter nominated by the Board of Directors for a directorship by virtue of his or her office, as provided in Section 4.6 of the Constitution), and shall have no other voting rights, except with respect to those matters specifically set forth in this LLC Agreement and as required by the Act. In particular, the Sole LLC Member shall have no voting rights with respect to any increase in the number of authorized PMM Rights (as defined below) or CMM Rights (as defined below), the election of the Exchange Directors (as defined in the Constitution) or any other matters relating to the Exchange Rights (as defined below).

Section 2.3. Liability of the Sole LLC Member. The Sole LLC Member shall not have any liability under this LLC Agreement or under the Act except as provided herein or as required by the Act. Except as required by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise (including, without limitation, those arising as member, owner or shareholder of another company, partnership or entity) shall be solely the debts, obligations or liability of the Company, and the Sole LLC Member shall not be obligated for any such debt, obligation or liability of the Company solely by reason of being a member of the Company.

ARTICLE III
INTERESTS, DISTRIBUTIONS, AND TAX TREATMENT

Section 3.1. Interest. The Company shall be authorized to issue a single class of Limited Liability Company Interest, as defined in the Act (the "Interest"), to the Sole LLC Member, which shall convey all of the rights of the Sole LLC Member under this Agreement, all rights to the profits and losses of the Company and the right to receive distributions of the assets of the Company. The Company shall be authorized, but not required, to issue one or more certificates, executed by an authorized officer of the Company, evidencing the Interest.

Section 3.2. Capital Contributions. The Sole LLC Member may contribute cash or other property to the Company as it shall decide, from time to time. The Sole LLC Member shall not be entitled to interest on or with respect to capital contributions.

Section 3.3. Distributions. Notwithstanding any provision to the contrary contained in this LLC Agreement, (i) the Company shall not be required to make a distribution to the Sole LLC Member if such distribution would violate the Act or any other applicable law or is otherwise required to fulfill the regulatory functions or responsibilities of the Company, and (ii) Regulatory Funds shall not be used for non-regulatory purposes, but rather shall be used to fund the legal, regulatory and surveillance operations of the Company and the Company shall not make any distribution to the Sole LLC Member using Regulatory Funds. For the purposes of this Section 3.3, "Regulatory Funds" means fees, fines or penalties derived from the regulatory operations of the Company, provided that Regulatory Funds shall not include revenues derived from listing fees, market data revenues, transaction revenues or any other aspect of the commercial operations of the Company or a facility of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

Section 3.4. Tax Characterization; Returns; Distributions in Respect of Taxes. It is the intention of the Sole LLC Member that the Company be disregarded as an entity for tax purposes, so that the Sole LLC Member will be treated as owning all of the Company's assets directly, as recognizing all of the Company's income and loss directly, and as being entitled to all distributions for U.S. federal and state income tax purposes. All provisions of the Company's Certificate of Formation and this LLC Agreement are to be construed so as to preserve that tax status. Each of the Directors (as defined below) and officers of the Company and the Sole LLC Member is authorized to file any necessary elections with tax authorities. At the request of the Sole LLC Member, the Company shall make distributions to the Sole LLC Member in amounts sufficient to fund payments of taxes by the Sole LLC Member attributable to the assets, income and losses of the Company.

ARTICLE IV
BOOKS OF ACCOUNT; RECORDS, REPORTS, FISCAL MATTERS AND ANNUAL MEETING

Section 4.1. Books and Records. (a) Proper and complete books and records of account shall be kept by the Company, in which shall be entered fully and accurately all transactions and other matters relative to the Company's business as are usually entered into books and records of account maintained by Persons (as defined in the Constitution) engaged in businesses of a like character. The Company books and records shall be kept in a manner determined by the Board of Directors in its sole discretion to be most beneficial for the Company, provided the books and records shall always be kept within the United States.

(b) All confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices and audit information) contained in the books and records of the Company shall: (i) not be made available to any persons (other than as provided in the next sentence) other than to those officers, directors, employees and agents of the Company that have a reasonable need to know the contents thereof; (ii) be retained in confidence by the Company and the officers, directors, employees and agents of the Company; and (iii) not be used for any commercial purposes. Nothing in this LLC Agreement shall be interpreted as to limit or impede the rights of the United States Securities Exchange Commission (the "Commission") to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, directors, employees or agents of the Company to disclose such confidential information to the Commission or ISE Gemini.

Section 4.2. Tax Returns. The Company shall file all required income and other tax returns required to be filed by the Company for each Fiscal Year (as defined below) or part thereof.

Section 4.3. Company Bank Accounts; Investments. All Company funds shall be deposited by the Company at such financial institutions as may be approved by the Board of Directors, or shall be invested by the Company, in accordance with parameters established by the Board of Directors, in furtherance of the purposes of the Company.

Section 4.4. Fiscal Year. The fiscal year of the Company (the "Fiscal Year") shall end on December 31 of each calendar year. Each Fiscal Year shall consist of four fiscal quarters ending on March 31, June 30, September 30 and December 31.

Section 4.5. Annual Meeting. The Board of Directors shall call an annual meeting (the "Annual Meeting") of the Sole LLC Member and the holders of Exchange Rights, as prescribed in Articles I and II of the Company's Constitution, the same initially to be in the form attached hereto as Exhibit A and as amended from time to time in accordance with its terms (the "Constitution").

Section 4.6. Bylaws. The Constitution shall constitute the Bylaws of the Company.

ARTICLE V
MANAGEMENT; BOARD OF DIRECTORS

Section 5.1. General. (a) The administration and management of the Company shall be carried out by a Board of Directors elected or appointed in the manner prescribed in the Constitution, and by executive officers appointed from time to time by the Board of Directors. The Board of Directors shall have the powers and duties provided in Article III of the Constitution; provided, however, that, holders of PMM Rights, CMM Rights and EAM Rights, as such terms are defined in Article VI below, shall have the irrevocable right to vote with respect to the matter set forth in Article VI below. Each member of the Board of Directors shall constitute a "manager" within the meaning of Section 18-101(10) of the Act.

(b) In discharging his or her responsibilities as a member of the Board of Directors, each director shall take into consideration the effect that his or her actions would have on the ability of the Company to carry out the Company's responsibilities under the

Exchange Act and on the ability of the Company: to engage in conduct that fosters and does not interfere with the Company's ability to prevent fraudulent and manipulative acts and practices; to promote just and equitable principles of trade; to foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in securities; to remove impediments to and perfect the mechanisms of a free and open market and a national market system; and, in general, to protect investors and the public interest. In discharging his or her responsibilities as a member of the Board of Directors or as an officer or employee of the Company, each such director, officer or employee shall comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with the Company and the Commission pursuant to their respective regulatory authority.

Section 5.2. Board of Directors. The Board of Directors shall consist of no less than eight (8) and no more than sixteen (16) directors (the "Directors") as further prescribed in the Constitution. In no event shall the number of Industry Directors (as defined in the Constitution) constitute less than 30% of the members of the Board of Directors and in no event shall the number of Non-Industry Directors constitute less than the number of Industry Directors. The initial Board of Directors shall consist of the directors as set forth on Exhibit B hereto. At the end of the terms of such initial directors, the Board of Directors shall be elected as prescribed in Article III of the Constitution.

Section 5.3. Tenure. Each director shall serve for the term prescribed in Article III of the Constitution.

Section 5.4. Removal or Resignation. Any director may resign or be removed from office at any time in accordance with Article III of the Constitution.

Section 5.5. Meetings of the Board of Directors. Meetings of the Board of Directors shall be conducted as provided in Article III of the Constitution.

Section 5.6. Vacancies. A vacancy on the Board of Directors may be filled in accordance with the requirements set forth in Article III of the Constitution.

Section 5.7. Management; Officers. The Board of Directors shall have the powers and duties provided herein and in Article III of the Constitution. The Company shall have such officers with such duties, powers and responsibilities as provided in Article IV of the Constitution.

Section 5.8. Limitation on Liability; Indemnification. Directors shall be indemnified as set forth in Article VI of the Constitution.

ARTICLE VI
EXCHANGE RIGHTS

Section 6.1. Exchange Rights. (a) The Company shall have the authority to issue an unlimited number of non-transferable Exchange Rights and such rights may be divided into series of PMM Rights, CMM Rights, EAM Rights, and such other series of rights as may be determined by the Board of Directors from time to time provided, however, the issuance of such other series of rights will be subject to prior approval by the Commission pursuant to the rule filing procedure under Section 19 of the Exchange Act.. The Exchange Rights shall not convey any portion of the Interest in the Company, and holders of Exchange Rights are not and shall not be deemed to be "members" of the Company for purposes of the Act or this LLC Agreement. A holder of Exchange Rights may withdraw from the Exchange upon the approval of the Exchange, which shall be given upon a determination that the holder of Exchange Rights has satisfied all obligations to the Exchange. Upon such approval and without any payment related thereto, the Exchange Rights will automatically terminate, as provided in the Constitution.

(b) The Board of Directors is hereby expressly authorized at any time, and from time to time, to create and provide for the issuance of Exchange Rights in one or more new series (hereinafter referred to as an "Exchange Right Designation"), to establish the number of rights to be included in each such series, and to fix the designations and relative, participating, optional or other special rights of the rights of each such series and the qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issue thereof adopted by the Board of Directors, including, but not limited to, the following:

(1) the designation of and the number of rights constituting such series, which number the Board of Directors may thereafter (except as otherwise provided in the Exchange Right Designation) increase or decrease (but not below the number of rights of such series then outstanding);

(2) the extent, if any, to which the holders of Exchange Rights of such series shall be entitled to vote as a class or otherwise with respect to the election of directors or otherwise;

(3) the restrictions, if any, on the issue or reissue of rights of the same series or of any other class or series; and

(4) any other relative rights and limitations of that series.

Section 6.2. Trading Rights. (a) PMM Rights. A holder of a PMM Right shall exercise the trading rights and privileges associated with such PMM Right if such holder is approved as a Primary Market Maker under the Constitution and Rules.

(b) CMM Rights. A holder of a CMM Right shall exercise the trading rights and privileges associated with a CMM Right if such holder is approved as a Competitive Market Maker under the Constitution and Rules.

(c) EAM Rights. A holder of an EAM Right shall exercise the trading rights and privileges associated with an EAM Right if such holder is approved as an Electronic Access Member under the Constitution and Rules.

Section 6.3. Voting. Each holder of an Exchange Right shall have one vote in respect of each such Exchange Right thereof held by such holder of record on the books of the Company on each matter for which the vote of the holders thereof is required. Holders of Exchange Rights shall have the following voting rights and no other voting rights:

(a) Election of Exchange Directors. The holders of Exchange Rights shall have the following rights with respect to election of directors. Holders of PMM Rights shall have the sole right to elect the PMM Directors (as defined in the Constitution). Holders of CMM Rights shall have the sole right to elect the CMM Directors (as defined in the Constitution). Holders of EAM Rights shall have the sole right to elect the EAM Directors (as defined in the Constitution). The Board of Directors shall have the right to fill any vacancies as provided in the Constitution.

(b) A holder of Exchange Rights, together with any affiliate, as such term is defined in the Constitution, may not exercise the voting rights associated with more than twenty percent (20%) of the outstanding Exchange Rights. Any exercise of voting rights in excess of twenty percent (20%) of the outstanding Exchange Rights by a holder of Exchange Rights, together with any affiliate, as such term is defined in the Constitution, shall be deemed null and void.

Section 6.4 Termination of Exchange Rights; Non-Transferability. The Exchange Rights shall not be transferable. In the event of a withdrawal of a holder of Exchange Rights, the Exchange Rights of such holder shall automatically terminate, as provided in the Constitution.

ARTICLE VII
ASSIGNMENTS; CESSATION OF MEMBERSHIP; WITHDRAWAL OF MEMBERS; LIQUIDATION AND DISTRIBUTION OF ASSETS

Section 7.1. Assignments; Additional LLC Members. The Sole LLC Member may assign all (but not less than all) of its Interest; provided, however, such assignment will be subject to prior approval by the Commission pursuant to the rule filing procedure under Section 19 of the Exchange Act. The assignment of all of the Interest shall entitle the assignee to exercise the rights of the Sole LLC Member of the Company under this LLC Agreement and to enjoy all of the benefits of the Interest. At no time may the Company have more than one holder of the Interest.

Section 7.2. Dissolution of Company. (a) The Company shall be dissolved, and its affairs wound up as provided herein commencing upon the earliest to occur of:

(i) the date on which the Board of Directors consents to its dissolution by approval of a majority of the Board of Directors;

(ii) the date on which is consummated the sale or disposition by the Company of substantially all of its assets; or

(iii) the date when any other event occurs that causes the dissolution of a limited liability company under the Act, unless the business of the Company is continued by unanimous approval of the Board of Directors within sixty (60) days following the occurrence of any such event and such continuance is permitted under the Act.

(b) In the event of the dissolution of the Company for any reason, the Board of Directors shall wind up the affairs of the Company and liquidate the Company's assets. The Board of Directors shall have full right and unlimited discretion to determine the time, manner and terms of any sale or sales of Company assets pursuant to such liquidation, giving due regard to the activity and condition of the relevant market and general financial and economic conditions.

(c) The Board of Directors shall have all of the rights and powers with respect to the assets and liabilities of the Company in connection with the winding up of the affairs of the Company as the Board of Directors would have with respect to the assets and liabilities of the Company prior to the dissolution of the Company.

Section 7.3. Distribution in Liquidation. Upon the payment, provision for payment or other satisfaction of the liabilities of the Company, the Company's remaining assets shall be distributed to the Sole LLC Member.

Section 7.4. Termination. Upon the dissolution and the completion of the winding up of the Company and the distribution of the remaining assets of the Company as provided in Section 7.3, the Board of Directors shall cause to be executed and filed a Certificate of Cancellation of the Company with the office of the Secretary of State of the State of Delaware in accordance with the Act.

ARTICLE VIII
AMENDMENT OF LLC AGREEMENT

Section 8.1. Amendments. Amendments to this LLC Agreement may be made by the Board of Directors provided, however, if such amendment would alter or change the powers, preferences or special rights of the Sole LLC Member's Interest so as to affect it adversely, such amendment shall also be approved by the Sole LLC Member, in the manner set forth in herein and in the Constitution.

Section 8.2. Amendment of Certificate. In the event this LLC Agreement shall be amended pursuant to Section 8.1, the Board of Directors shall cause the Company to amend the Certificate of Formation to reflect such change if the Board of Directors deems such amendment of the Certificate of Formation to be necessary or appropriate.

ARTICLE IX
MISCELLANEOUS

Section 9.1. Governing Law. This LLC Agreement and the rights of the parties hereunder shall be governed by and interpreted in accordance with the law of the State of Delaware without regard to the conflicts of law principles thereof.

Section 9.2. Pronouns and Number. Wherever from the context it appears appropriate, each term stated in either the singular or the plural shall include the singular and the plural, and pronouns stated in either the masculine, feminine or neuter shall include the masculine, feminine and neuter.

Section 9.3. Headings. Headings contained in this LLC Agreement are inserted only as a matter of convenience and in no way define, limit or extend the scope or intent of this LLC Agreement or any provision hereof.

Section 9.4. Partial Enforceability. If any provision of this LLC Agreement, or the application of such provision to any Person or circumstance, shall be held invalid, the remainder of this LLC Agreement, or the application of such provision to Persons or circumstances other than those to which it is held invalid, shall not be affected thereby.

IN WITNESS WHEREOF, the Sole LLC Member has caused this LLC Agreement to be executed by its duly authorized officer on December 18, 2014.

INTERNATIONAL SECURITIES EXCHANGE HOLDINGS, INC.

By ______________________
Gary Katz
President and Chief Executive Officer

EXHIBIT B

Interim Board of Directors of ISE Gemini, LLC

Gary Katz and the following individuals shall be appointed as the initial directors of ISE Gemini, LLC:

Non-Industry Directors

David Krell	Joseph B. Stefanelli
Michael P. Monaco	Marcus Thompson
Andreas Preuβ	Kenneth A. Vecchione
Hauke Stars	Christianna Wood

Industry Directors

Class 1	**Class 2**
J. Slade Winchester	Michael T. Juneman
Patrick Hickey	Denis Medvedsek
Elizabeth R. Martin	Joseph Sellitto

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "TOPAZ EXCHANGE, LLC", CHANGING ITS NAME FROM "TOPAZ EXCHANGE, LLC" TO "ISE GEMINI, LLC", FILED IN THIS OFFICE ON THE EIGHTEENTH DAY OF FEBRUARY, A.D. 2014, AT 5:50 O'CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

5162104 8100

AUTHENTICATION: 1142571

140193167

DATE: 02-18-14

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:50 PM 02/18/2014
FILED 05:50 PM 02/18/2014
SRV 140193167 - 5162104 FILE

CERTIFICATE OF AMENDMENT TO CERTIFICATE OF FORMATION

OF

TOPAZ EXCHANGE, LLC

Topaz Exchange, LLC (hereinafter called the "company"), a limited liability company organized and existing under and by virtue of the Limited Liability Company Act of the State of Delaware, does hereby certify:

1. The name of the limited liability company is Topaz Exchange, LLC

2. The certificate of formation of the company is hereby amended by striking out Article ONE thereof and by substituting in lieu of said Article the following new Article:

"The name of the limited liability company is ISE Gemini, LLC."

Executed on this 18th day of February, 2014.

Name: Joseph W. Ferraro III
Title: Authorized Person

Adopted as of July 31, 2013

CONSTITUTION

OF

ISE GEMINI, LLC

TABLE OF CONTENTS

Page

CONSTITUTION OF

ISE GEMINI, LLC

ARTICLE I
SOLE LLC MEMBER

Section 1.1 Sole LLC Member. ISE Gemini, LLC (the "Exchange") is a single member limited liability company with one limited liability company interest currently authorized (the "LLC Interest"). The holder of the LLC interest is International Securities Exchange Holdings, Inc., which may assign the LLC Interest as provided in the LLC Agreement (the "Sole LLC Member").

Section 1.2 Meetings of Sole LLC Member. (a) Meetings of the Sole LLC Member shall be held at such place within or without the State of Delaware, as may be fixed by the Board of Directors in conjunction with meetings of holders of Exchange Rights (as defined in Article VI of the Limited Liability Company Agreement of the Exchange (the "LLC Agreement")).

(b) The Sole LLC Member shall meet annually along with the holders of Exchange Rights on such date and place and at such time as may be designated by the Board of Directors provided in Section 2.1 to elect the members of the Board of Directors and transact such other business as may be set forth in the written notice of the meeting.

Section 1.3 Special Meetings of Sole LLC Member. A special meeting of the Sole LLC Member may be called by the Chairman of the Board of the Exchange or a majority of the Board of Directors for any purpose or purposes, and shall be called by the Secretary of the Exchange at the request of the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors which the Exchange would at the time have if there were no vacancies (the "Whole Board"), including no less than fifty percent (50%) of the Non-Industry Directors (as defined in Section 3.2). A special meeting shall also be called by the Secretary of the Exchange at the request of the Sole LLC Member. The Board of Directors may designate the place of meeting for any special meeting, and if no such designation is made, the place of meeting shall be the principal executive offices of the Exchange.

Section 1.4. Notice of Sole LLC Member Meetings; Proxies; Record Date; No Action by Written Consent. Whenever the Sole LLC Member is required or permitted to take any action at a meeting, unless notice is waived as provided in Section 8.1 of this Constitution, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, and except in instances in which the Sole LLC Member duly waives notice, the written notice of any meeting shall be given personally or by mail, not less than ten (10) nor more than sixty (60) days before the date of the meeting to the Sole LLC Member. If mailed, notice shall be deemed given when deposited in the mail, postage prepaid, directed to the Sole LLC Member at the address of the Sole LLC Member as it appears on the records of the Exchange. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Exchange may transact any business which might have been transacted at the original meeting. If, however, the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to the Sole LLC Member.

In order that the Exchange may determine the holder of the Interest entitled to notice of or to vote at any meeting of the Sole LLC Member or any adjournment thereof or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. If no record date is fixed by the Board of Directors, (l) the record date for determining the holder of the Interest entitled to notice of or to vote at a meeting of the Sole LLC Member shall be at the close of business on the day next preceding the date on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, and (2) the record date for determining the holder of the Interest for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of the holder of the Interest of record entitled to notice of or to vote at a meeting of the Sole LLC Member shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting. Only such holder of the Interest as shall be holder of record on the date so fixed shall be entitled to notice of, and to vote at, such meeting and any adjournment thereof, or to participate in such action, as the case may be, notwithstanding any transfer of the Interest on the books of the Exchange after any record date so fixed.

Any action required or permitted to be taken by the Sole LLC Member must be taken at any annual or special meeting of the Sole LLC Member and may not be taken by any consent in writing by the Sole LLC Member.

ARTICLE II

EXCHANGE RIGHTS

Section 2.1 Annual Meeting. An annual meeting of the holders of Exchange Rights shall be held on such date and at such time as may be designated by the Board of Directors at the principal executive offices of the Exchange, or at such other place within or without the State of Delaware as may be fixed by the Board of Directors for the purpose of electing directors to fill expiring terms.

Section 2.2 Special Meetings. A special meeting of the holders of Exchange Rights entitled to vote on any business to be considered at any such meeting may be called by the Chairman of the Board of the Exchange or a majority of the Board of Directors for any purpose or purposes, and shall be called by the Secretary of the Exchange at the request of the Board of Directors pursuant to a resolution adopted by a majority of the Whole Board, including no less than fifty percent (50%) of the Non-Industry Directors (as defined in Section 3.2). The Board of Directors may designate the place of meeting for any special meeting, and if no such designation is made, the place of meeting shall be the principal executive offices of the Exchange.

Section 2.3 Notice of Meetings. Whenever holders of Exchange Rights are required or permitted to take any action at a meeting, unless notice is waived as provided in Section 8.1 of this Constitution, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

Unless otherwise provided by law, and except as to any holder of Exchange Rights duly waiving notice, the written notice of any meeting shall be given personally or by mail, not less than ten (10) nor more than sixty (60) days before the date of the meeting to each holder of Exchange Rights entitled to vote at such meeting. If mailed, notice shall be deemed given when deposited in the mail, postage prepaid, directed to each such holder at such holder's address as it appears on the records of the Exchange. Any previously scheduled meeting of the holders of Exchange Rights may be postponed by resolution of the Board of Directors and upon public notice given by press release prior to the time previously scheduled for such meeting of holders.

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Exchange may transact any business which might have been transacted at the original meeting. If, however, the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each holder of Exchange Rights of record entitled to vote at the meeting.

Section 2.4 Quorum. Except as otherwise provided by law, the LLC Agreement or by this Constitution, at any meeting of holders of Exchange Rights the holders of a majority of the voting power of the outstanding Exchange Rights entitled to vote generally in the election of Industry Directors (as defined in Section 3.2)(the "Voting Rights"), either present in person or represented by proxy, shall constitute a quorum for the transaction of any business at such meeting, except that, when specified business is to be voted on by a series voting as a class, the holders of a majority of the voting power of such series entitled to vote shall constitute a quorum for the transaction of such business. To the fullest extent permitted by applicable law, the chairman of the meeting or a majority of the voting power of the Voting Rights so represented may adjourn the meeting from time to time, whether or not there is such a quorum (or in the case of specified business to be voted on as a series, the chairman or a majority of the rights of such series entitled to vote which are so represented may adjourn the meeting with respect to such specified business). No notice of the time and place of adjourned meetings need be given except as provided in the last paragraph of Section 2.3 of this Constitution. The holders of Exchange Rights present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of a sufficient number of holders to result in less than a quorum.

Section 2.5 Voting. Except with respect to the directors elected by the Sole LLC Member, as set forth in Section 3.2(b) hereof, whenever directors are to be elected at a meeting, they shall be elected by a plurality of the votes cast at the meeting by the holders of Exchange Rights entitled to vote thereon. Whenever any company action, other than the election of directors, is to be taken by vote of the holders of Exchange Rights at a meeting, such company action shall, except as otherwise required by law, by the LLC Agreement or by this Constitution, be authorized by the affirmative vote of the holders of a majority of the Exchange Rights present or represented by proxy and entitled to vote with respect to such company action.

Except as otherwise provided by law, or by the LLC Agreement, each holder of record of Exchange Rights entitled to vote on any matter at any meeting of holders of Exchange Rights shall be entitled to one vote for each Exchange Right standing in the name of such holder on the books of the Exchange on the record date for the determination of the holders entitled to vote at the meeting.

Upon the demand of any holder of Exchange Rights entitled to vote, the vote for directors or the vote on any other matter at a meeting shall be by written ballot, but otherwise the method of voting and the manner in which votes are counted shall be discretionary with the presiding officer at the meeting.

Section 2.6 Proxies. Each holder of Exchange Rights entitled to vote at a meeting of holders may authorize another person or persons to act for him or her by proxy, but no such proxy shall be voted or acted upon after eleven (11) months from its date, unless the proxy provides for a longer period. Every proxy shall be signed by the holder or by his or her duly authorized attorney. Such proxy must be filed with the Secretary of the Exchange or his or her representative at or before the time of the meeting.

Section 2.7 Record Date. In order that the Exchange may determine the holders of Exchange Rights entitled to notice of or to vote at any meeting of holders or any adjournment thereof or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action.

If no record date is fixed by the Board of Directors, (1) the record date for determining holders of Exchange Rights entitled to notice of or to vote at a meeting of holders shall be at the close of business on the day next preceding the date on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, and (2) the record date for determining holders of Exchange Rights for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

A determination of holders of Exchange Rights of record entitled to notice of or to vote at a meeting of holders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Only such holders of Exchange Rights as shall be holders of record on the date so fixed shall be entitled to notice of, and to vote at, such meeting and any adjournment thereof, or to participate in such action, as the case may be, notwithstanding any transfer of any rights on the books of the Exchange after any record date so fixed.

Section 2.8 List of Holders. The Secretary of the Exchange shall prepare and make, at least ten (10) days before every meeting of holders of Exchange Rights, a complete list of the holders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each holder and the number of Exchange Rights registered in the name of each holder. Such list shall be open to the examination of any holder, for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting on a reasonably accessible electronic network, provided that information required to gain access to such list is provided with the notice of the meeting, or during ordinary business hours, at the principal place of business of the Exchange. In the event that the Exchange determines to make the list available on an electronic network, the Exchange may take reasonable steps to ensure that such information is available only to holders of Exchange Rights. If the meeting is to be held at a place, then the list shall also be produced at the place of the meeting during the whole time thereof, and may be inspected by any holder of Exchange Rights who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any holders of Exchange Rights during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Nothing in this Section shall require the Exchange to include electronic mail addresses or other electronic contact information on such list.

The list of holders of Exchange Rights shall be the only evidence as to who are the holders entitled to examine the list required by this Section or the books of the Exchange, or to vote in person or by proxy at any meeting of holders of Exchange Rights.

Section 2.9 No Action by Written Consent. Any action required or permitted to be taken by the holders of Exchange Rights must be taken at an annual meeting or special meeting of the holders of Exchange Rights and may not be taken by any consent in writing by such holders.

ARTICLE III

DIRECTORS

Section 3.1 General Powers. The business and affairs of the Exchange shall be managed by or under the direction of its Board of Directors. In addition to the powers and authorities by this Constitution expressly conferred upon it, the Board of Directors may exercise all such powers of the Exchange and do all such lawful acts and things as are not by the LLC Agreement or by this Constitution required to be exercised or done by the Sole LLC Member or the holders of Exchange Rights.

Section 3.2 Number, Tenure, Qualifications and Voting. (a) The number of directors shall be no less than eight (8) and no more than sixteen (16) and in no event shall the number of Industry Directors constitute less than 30% of the members of the Board and in no event shall the number of Non-Industry Directors constitute less than the number of Industry Directors.

(b) The Board shall be composed as follows:

(i) At least 30% of the members of the Board shall be officers, directors or partners of Exchange Members and shall be elected by a plurality of the holders of the Exchange Rights (the "Industry Directors"), wherein such Industry Directors shall consist of at least one (1) PMM Director (an officer, director or partner of a Primary Market Maker that is elected by a plurality of holders of the PMM Rights); at least one (1) CMM Director (an officer, director or partner of a Competitive Market Maker that is elected by a plurality of holders of the CMM Rights); and at least one (1) EAM Director (an officer, director or partner of a Electronic Access Member that is elected by a plurality of holders of the EAM Rights); provided, however, that the number of PMM Director(s), CMM Director(s), and EAM Director(s) shall always be equal to one another (i.e. either one (1) PMM Director, one (1) CMM Director and one (1) EAM Director, or two (2) PMM Directors, two (2) CMM Directors and two (2) EAM Directors);

(ii) At least 50% of the members of the Board shall meet the requirements of non- industry representatives and shall be elected by the Sole LLC Member (the "Non-Industry Directors"), at least one (1) of whom shall be a public representative (the "Public Director");

(iii) One (1) director shall be the person then holding the office of President and Chief Executive Officer of the Exchange and shall be elected by the Sole LLC Member; and

(iv) The Sole LLC Member may, in its sole and absolute discretion, elect one (1) additional director who shall meet the requirements of "Non-Industry Directors," except that such person was employed by the Exchange at any time during the three (3) year period prior to his or her initial election (the "Former Employee Director").

(c) Upon approval of the Exchange's Form 1 Application by the Securities and Exchange Commission (the "Approval Date"), the Sole LLC Member will appoint the initial Directors of the Board ("Initial Directors") and such Initial Directors shall serve only until the first annual meeting of the holders of Exchange Rights and the Sole LLC Member following such appointment, which meeting shall be held as promptly as possible after the effective date of the LLC Agreement and within ninety (90) days after the Approval Date. At each annual meeting of the holders of Exchange Rights and the Sole LLC Member, the Sole LLC Member shall elect the successors to such Non-Industry Directors whose terms are expiring. The Non-Industry Directors shall hold office for a term expiring at each succeeding annual meeting of the holders of Exchange Rights and Sole LLC Member held in the first year following the year of their election, and until their successors are elected and qualified. At each annual meeting of the holders of Exchange Rights and the Sole LLC Member, the holders of Exchange Rights shall elect the successors to such Industry Directors whose terms are expiring. In the event there is more than one (1) PMM Director, one (1) CMM Director, and one (1) EAM Director elected at any annual meeting, the Industry Directors shall be divided into two classes, and designated as Class I or Class II directors. Each of Class I and Class II shall be comprised of half of the Industry Directors. At the first annual meeting of the holders of Exchange Rights and the Sole LLC Member, the Class I directors shall be elected for a term expiring at the 2015 annual meeting of the holders of Exchange Rights and the Sole LLC Member and the Class II directors shall be elected for a term expiring at the 2014 annual meeting of the holders of Exchange Rights and the Sole LLC Member. Thereafter, the Industry Directors shall hold office for a term expiring at each succeeding annual meeting of holders of Exchange Rights and the Sole LLC Member held in the second year following the year of their election, and until their successors are elected and qualified. The President and Chief Executive Officer shall hold office for a term of one (1) year, or until such earlier time as such person no longer serves as President and Chief Executive Officer of the Exchange. If a Former Employee Director is elected by the Sole LLC Member pursuant to Section 3.2(b)(iv), such director shall hold office for a term expiring at the annual meeting of holders of Exchange Rights and the Sole LLC Member held in the first year following the year of his or her election. In the event that such Former Employee Director position becomes available, whether through vacancy resulting from death, resignation, retirement, disqualification, removal from office or other cause, the Sole LLC Member may, in its sole and absolute discretion, elect a person satisfying the requirements of a "Former Employee Director," and such director so chosen shall hold office for a term expiring at the annual meeting of holders of Exchange Rights and the Sole LLC Member at which the term of office of the prior Former Employee Director expires.

(d) All meetings of the Board of Directors of the Exchange (and any committees of the Exchange) pertaining to the self-regulatory function of the Exchange (including disciplinary matters) or relating to the structure of the market which the Exchange regulates shall be closed to all persons other than members of the Board of Directors and officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of the Sole LLC Member who are not also members of the Board of Directors of the Exchange or any officers, staff, counsel or advisors of the Sole LLC Member who are not also officers, staff, counsel or advisors of the Exchange be allowed to participate in any meetings of the Board of Directors of the Exchange (or any committees of the Exchange) pertaining to the self-regulatory function of the Exchange (including disciplinary matters) or relating to the structure of the market which the Exchange regulates.

(e) Qualifications and other Requirements.

(i) No Exchange Member shall have more than one officer,

director or partner of such Exchange Member elected to the Board of Directors during any term.

(ii) The President and Chief Executive Officer shall serve on the Board only for so long as such person remains the President and Chief Executive Officer.

(iii) No Industry Director may serve on the Board of Directors for more than three (3) consecutive terms. In determining the amount of time a Director has served on the Board of Directors, such Director's service as a director for any predecessor entity of the Exchange shall be taken into account. Any such director may be eligible for election following a two-year hiatus from service on the Board of Directors.

Section 3.3 Vacancies and Newly Created Directorships. In the event that a director position becomes available, whether through a vacancy resulting from death, resignation, retirement, disqualification, removal from office or other cause, or a newly created directorship resulting from any increase in the authorized number of directors, the Nominating Committee, in the case of a vacancy for an Industry Directorship, and the Corporate Governance Committee, in the case of a vacancy for a Non-Industry Directorship, shall nominate, and the Board of Directors shall elect, by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board of Directors, a person satisfying the qualifications for the class of directors in which there is a vacancy, and any director so chosen shall hold office for a term expiring at the annual meeting of holders of Exchange Rights and the Sole LLC Member at which the term of office of the class to which such director has been elected expires and until such director's successor shall have been duly elected and qualified. No decrease in the number of authorized directors constituting the Whole Board shall shorten the term of any incumbent director.

Section 3.4 Resignation. Any director may resign at any time upon written notice to the Exchange. Any such resignation shall take effect at the time specified therein or, if the time be not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 3.5 Removal. Any director may be removed from office at any time, but only for cause and only by the affirmative vote of, in the case of the Non-Industry Directors, the Sole LLC Member, and in the case of the Industry Directors, the holders of at least a majority of the Exchange Rights.

Section 3.6 Meetings. Meetings of the Board of Directors, regular or special, may be held at any place within or without the State of Delaware. Members of the Board of Directors, or of any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting. An annual meeting of the Board of Directors shall be held as soon as practicable following each annual meeting of holders of Exchange Rights and the Sole LLC Member. The Board of Directors may fix times and places for such annual and additional regular meetings of the Board of Directors and no further notice of such meetings need be given. A special meeting of the Board of Directors shall be held whenever called by the Chairman of the Board or by the Secretary if a majority of the Board of Directors shall request such a meeting, at such time and place as shall be specified in the notice or waiver thereof. The person or persons authorized to call a special meeting of the Board of Directors may fix the place and time of the meetings. Notice of any special meeting shall be given to each director at his or her business or residence in writing, by electronic mail or by telegram or by telephone communication. If mailed, such notice shall be deemed adequately delivered when deposited in the United States mails so addressed, with postage thereon prepaid, at least five (5) days before such meeting. If by electronic mail, such notice shall be deemed adequately delivered when the electronic mail is sent at least twenty-four hours before the meeting. If by telegram, such notice shall be deemed adequately delivered when the telegram is delivered to the telegraph company at least twenty-four hours before such meeting. If by facsimile transmission, such notice shall be transmitted at least twenty-four hours before such meeting. If by telephone, the notice shall be given at least twelve hours prior to the time set for the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting, except for amendments to this Constitution as provided under Section 10.1 of this Constitution.

Section 3.7 Quorum and Voting. A number of directors equal to at least a majority of the Whole Board, including no less than fifty percent (50%) of the Non-Industry Directors; provided that such requirement shall be deemed satisfied if at least fifty percent (50%) of the Non-Industry Directors are (i) present at or (ii) have waived their attendance for a meeting after receiving an agenda prior to such meeting, shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if there be less than a quorum, a majority of the directors present may adjourn the meeting from time to time, and no further notice thereof need be given other than announcement at the meeting so adjourned. Except as otherwise provided by law, by the LLC Agreement, or by this Constitution, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 3.8 Written Consent of Directors in Lieu of a Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or of such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or of such committee.

Section 3.9 Compensation. Directors may receive compensation for services to the Exchange in their capacities as directors or otherwise in such manner and in such amounts as may be fixed from time to time by the Board of Directors.

Section 3.10 Nomination of Directors. (a) (i) Subject to Section 3.2(c), nominees for election of the Industry Directors shall be selected by the Nominating Committee as described in Section 5.3(c) or as provided in this Section 3.10.

(ii) In addition to the nominees for Industry Directors named by the Nominating Committee, persons eligible to serve as such may be nominated for election to the Board of Directors by a petition, signed by the holders of not less than five percent (5%) of the outstanding Exchange Rights of the series entitled to elect such person if there are more than eighty (80) Exchange Rights in the series entitled to vote, ten percent (10%) of the outstanding rights of such series entitled to elect such person if there are between eighty (80) and forty (40) Exchange Rights in the series entitled to vote, and twenty-five percent (25%) of the outstanding Exchange Rights of such series entitled to elect such person if there are less than forty (40) Exchange Rights in the series entitled to vote. Such petition must be filed with the Secretary at least 45 days prior to the annual meeting for such year. For purposes of determining whether a person has been nominated for election by petition by the requisite percentage, no Exchange Member, alone or together with its affiliates, may account for more than fifty percent (50%) of the signatures of the holders of outstanding Exchange Rights of the series entitled to elect such person, and any such signatures by such Exchange Member, alone or together with its affiliates, in excess of such fifty percent (50%) limitation shall be disregarded.

(b) (i) Nominees for election of the Non-Industry Directors, including the Public Director(s), shall be selected by the Corporate Governance Committee or by the Sole LLC Member in the manner set forth in subparagraph (ii) below. In the event any nominee named by the Corporate Governance Committee withdraws or becomes ineligible, the Corporate Governance Committee may select an additional nominee to replace the withdrawn or ineligible nominee. In making nominations, such committee shall give due consideration to a member's longevity of service on the Board of Directors and the benefits of rotation of the Non-Industry Directors serving on the Board of Directors.

(ii) In addition to the nominees named by the Corporate Governance Committee, persons may be nominated for election to the Board as Non-Industry Directors by a petition, signed by the Sole LLC Member. Such petition must be filed with the Secretary at least 45 days prior to the annual meeting for such year.

(c) Nominees for director shall provide the Secretary such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Non-Industry Director, a Public Director or an Industry Director.

Section 3.11 Interested Directors. (a) No director shall directly or indirectly participate as a member of the Board of Directors or of any committee in any matter which would substantially affect his or her interest or the interests of any person in whom he or she is directly or indirectly interested, although interested directors may be counted in determining the presence of a quorum at the meeting of the Board of Directors or of a committee which authorizes actions with respect to such matter.

(b) An interested director shall disqualify himself or herself or shall be disqualified by a vote of the Board of Directors or the chairman of any committee.

(c) For purposes of this Section, a director is not personally interested by reason of being or having been a member of a committee which has made prior inquiry, examination or investigation of the subject under consideration, nor in the determination of matters that may affect the Exchange Members as a whole or certain types of Exchange Members, and Industry Directors shall not be prohibited from participating in such determination by reason of their participation in the normal course of the conduct of Exchange business.

Section 3.12 Chairman of the Board. The Chairman of the Board shall be a Non-Industry Director or Former Employee Director who is elected by the affirmative vote of at least two-thirds of the directors then in office. The Chairman of the Board shall serve as such for a term of one (1) year. The Chairman of the Board shall have the authority provided in this Constitution and the Rules, but shall not be an officer of the Exchange. The Chairman of the Board shall preside at all meetings of holders of Exchange Rights, the Sole LLC Member, and of the Board of Directors.

Section 3.13 Vice Chairman of the Board. The Vice Chairman of the Board shall be elected from among the directors by the affirmative vote of at least two-thirds of the directors then in office. The Vice Chairman of the Board shall serve as such for a term of one (1) year. In the case of the absence or inability of the Chairman of the Board to act, or a vacancy in the office of the Chairman of the Board, the Vice Chairman of the Board shall exercise the powers and discharge the duties of the Chairman of the Board, unless determined otherwise by the Board of Directors. The Vice Chairman of the Board shall have the authority provided in this Constitution and the Rules, but shall not be an officer of the Exchange.

ARTICLE IV

OFFICERS

Section 4.1 Officers. The Board of Directors shall elect a President and Chief Executive Officer, a Secretary and a Treasurer, and one or more Vice Presidents, one or more Assistant Secretaries and one or more Assistant Treasurers. All officers elected by the Board of Directors shall have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article IV, together with such other powers and duties as from time to time may be conferred by the Board of Directors or any committee thereof. Any number of such offices may be held by the same person, but no officer shall execute, acknowledge or verify any instrument in more than one capacity. The Board of Directors may elect, and may delegate power to elect, such other officers, agents and employees as it may deem necessary or proper, who shall hold their offices or positions for such terms, have such authority and perform such duties as may from time to time be determined by or pursuant to authorization of the Board of Directors.

Section 4.2 Election and Term of Office. The officers of the Exchange shall be elected annually by the Board of Directors at the regular meeting of the Board of Directors held after each annual meeting of the Sole LLC Member and holders of Exchange Rights. If the election of officers shall not be accomplished at such meeting, such election shall be accomplished as soon thereafter as convenient. Subject to Section 4.3 of this Constitution, each officer shall hold office until his or her successor shall have been duly elected and shall have qualified or until his or her death, removal or resignation.

Section 4.3 Resignation and Removal. Any officer may resign at any time upon written notice to the Exchange. Any elected officer may be removed by a majority of the members of the Whole Board, with or without cause, at any time. The Board of Directors may delegate such power of removal as to officers, agents and employees not elected by the Board of Directors. Such removal shall be without prejudice to a person's contract rights, if any, but the appointment of any person as an officer, agent or employee of the Exchange shall not itself create contract rights.

Section 4.4 Compensation and Bond. The compensation of the officers of the Exchange shall be fixed by the Board of Directors, but this power may be delegated to any officer in respect of other officers under his or her control. The Exchange may secure the fidelity of any or all of its officers, agents or employees by bond or otherwise.

Section 4.5 Qualification. The officers and employees of the Exchange shall not be holders of Exchange Rights nor affiliated with an Exchange Member.

Section 4.6 President and Chief Executive Officer. (a) The President and Chief Executive Officer shall be elected by the Board of Directors pursuant to Section 4.1 and shall be nominated for a directorship by virtue of his or her office. The President and Chief Executive Officer shall manage the affairs of the Exchange and shall be the representative of the Exchange in all public matters. The President and Chief Executive Officer shall not engage in any other occupation during his or her incumbency except with the approval of the Board of Directors. The President and Chief Executive Officer may be removed by a vote of two-thirds of the directors then in office, exclusive of the President and Chief Executive Officer, in the event that he or she refuses, fails, neglects or is unable to discharge his or her duties or for any cause affecting the best interests of the Exchange. In the case of temporary absence or inability to act, the President and Chief Executive Officer may designate any other officer to assume all the functions and discharge all the duties of the President and Chief Executive Officer. Upon his or her failure to do so, or if the office of the President and Chief Executive Officer is vacant, any officer so designated by the Board of Directors shall perform the functions and duties of the President and Chief Executive Officer.

(b) The President and Chief Executive Officer shall have such powers and perform such duties as the Board of Directors may from time to time prescribe.

Section 4.7 Vice Presidents. Each Vice President shall have such powers and perform such duties as the Board of Directors may from time to time prescribe.

Section 4.8 Treasurer. The Treasurer shall have charge of all funds and securities of the Exchange, shall endorse the same for deposit or collection when necessary and deposit the same to the credit of the Exchange in such banks or depositaries as the Board of Directors may authorize. He or she may endorse all commercial documents requiring endorsements for or on behalf of the Exchange, may sign all receipts and vouchers for payments made to the Exchange and may disburse funds in accordance with the Rules or as directed by the Board of Directors. He or she shall have all such further powers and duties as generally are incident to the position of Treasurer or as may be assigned to him or her by the Board of Directors.

Section 4.9 Secretary. The Secretary shall record all the proceedings of the meetings of the holders of Exchange Rights, the Sole LLC Member and the Board of Directors in a book to be kept for that purpose and shall also record therein all action taken by written consent of directors in lieu of a meeting. He or she shall determine whether a nominee for either director or a prospective committee member meets the required qualifications for such a position and shall review the qualifications of such persons at least annually. He or she shall attend to the giving and serving of all notices of the Exchange. He or she shall have charge of the ledger setting forth the holders of Exchange Rights and such other books and papers as the Board of Directors may direct, but he or she may delegate responsibility for maintaining such ledger to any transfer agent appointed by the Board of Directors. He or she shall have all such further powers and duties as generally are incident to the position of Secretary or as may be assigned to him or her by the Board of Directors.

Section 4.10 Assistant Treasurers. In the absence or inability to act of the Treasurer, any Assistant Treasurer may perform all the duties and exercise all the powers of the Treasurer. An Assistant Treasurer shall also perform such other duties as the Treasurer or the Board of Directors may assign to him.

Section 4.11 Assistant Secretaries. In the absence or inability to act of the Secretary, any Assistant Secretary may perform all the duties and exercise all the powers of the Secretary. An Assistant Secretary shall also perform such other duties as the Secretary or the Board of Directors may assign to him.

Section 4.12 Delegation of Duties. In case of the absence of any officer of the Exchange, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may confer for the time being the powers or duties, or any of them, of such officer upon any other officer or upon any director.

ARTICLE V

COMMITTEES

Section 5.1 Committees of the Board of Directors. (a) The Board of Directors may from time to time, by resolution passed by a majority of the Whole Board, designate one or more additional committees (the "Board Committees"), each committee to consist of one or more directors of the Exchange. The Board of Directors may designate one or more directors as alternate members of any Board Committee, who may replace any absent or disqualified member at any meeting of the committee. The resolution of the Board of Directors may, in addition or alternatively, provide that in the absence or disqualification of a member of a Board Committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such Board Committee, to the extent provided in the resolution of the Board of Directors or in this Constitution, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Exchange, and may authorize the seal of the Exchange to be affixed to all papers which may require it, except with respect to those matters referred to in Section 5.2 of this Constitution and as otherwise provided by law. Unless the resolution of the Board of Directors expressly so provides, no such Board Committee shall have the power or authority to authorize the issuance of Exchange Rights. Any such Board Committee may adopt rules governing the method of calling and time and place of holding its meetings. Unless otherwise set forth herein or as provided by the Board of Directors, a majority of any such Board Committee (or the member thereof, if only one) shall constitute a quorum for the transaction of business, and the vote of a majority of the members of such Board Committee present at a meeting at which a quorum is present shall be the act of such Board Committee. Each such Board Committee shall keep a record of its acts and proceedings and shall report thereon to the Board of Directors whenever requested so to do. Any or all members of any such Board Committee may be removed, with or without cause, by resolution of the Board of Directors, passed by a majority of the Whole Board.

(b) A committee or subcommittee, other than a Board Committee, may consist of industry and non-industry representatives who are not directors. Such committee members may be appointed by the Board of Directors or the Board of Directors may delegate such authority. Such committee members may only be removed, with or without cause, by resolution of the Board of Directors, passed by a majority of the Whole Board. Each prospective committee member who is not a director shall, upon request, provide the Secretary of the Exchange with such information as is reasonably requested in order to verify that the prospective committee member meets any specified qualifications.

Section 5.2 Executive Committee. The Executive Committee shall consist of six (6) Directors, including the Chairman of the Board, the Vice Chairman of the Board, the President and Chief Executive Officer and three (3) Non-Industry Directors. The Board shall appoint the members of the Executive Committee in accordance with this Section 5.2. The Chairman of the Executive Committee shall be the President and Chief Executive Officer of the Exchange. The Executive Committee shall have and may exercise all the powers and authority of the Board of Directors except that the Executive Committee shall not have the powers of the Board of Directors with respect to approving any merger, consolidation, sale of substantially all of the assets or dissolution of the Exchange.

Section 5.3 Nominating Committee. (a) The Nominating Committee shall not act as a committee of the Board of Directors, but rather shall be a committee of the Exchange. The Nominating Committee shall be composed of three (3) industry representatives. No officer or employee of the Exchange shall serve on the Nominating Committee. Not less than 60 days, but not more than 75 days, prior to each annual meeting of the Sole LLC Member and holders of Exchange Rights, the Nominating Committee shall select nominees for each Industry Directorship to be filled. The Board shall appoint the members of the Nominating Committee in accordance with the qualifications prescribed in this Section 5.3.

(b) A member of the Nominating Committee may not simultaneously serve on the Board of Directors, unless such member is in the final year of his or her term as director and does not stand for reelection to the Board of Directors until such time as he or she is no longer a member of the Nominating Committee.

(c) The Nominating Committee shall nominate persons for election to the Board of Directors as the Industry Directors by the holders of Exchange Rights during the annual meeting pursuant to the following:

(1) The Nominating Committee shall meet on such dates and at such times as determined by the Committee for the purpose of selecting not less than one (1) nominee for each expiring term and vacancy on the Board of Directors for Industry Directors.

(2) The Nominating Committee will accept recommendations of nominations for an expiring term or vacancy of an Industry Director from the holders of Exchange Rights.

(3) In the event any nominee named by the Nominating Committee withdraws or becomes ineligible, the Nominating Committee may select an additional nominee to replace the withdrawn or ineligible nominee.

(d) At all meetings, a quorum for the transaction of business shall consist of a majority of the members of the Nominating Committee. In the absence of a quorum, a majority of the committee members present may adjourn the meeting until a quorum is present.

Section 5.4 Corporate Governance Committee. The Corporate Governance Committee shall consist of at least three (3) of the Non-Industry Directors, each of whom shall meet the requirements established in the Corporate Governance Committee charter. The Board of Directors shall adopt a charter setting forth the responsibilities of the Corporate Governance Committee.

Section 5.5 Finance & Audit Committee. The Finance & Audit Committee shall consist of not less than three (3) and no more than five (5), Non-Industry Directors each of whom shall meet the requirements established in the Finance & Audit Committee charter. The Board of Directors shall adopt a charter setting forth the responsibilities of the Finance & Audit Committee.

Section 5.6 Compensation Committee. The Compensation Committee shall consist of not less than three (3), and no more than five (5), Non-Industry Directors each of whom shall meet the requirements established in the Compensation Committee charter. The Board of Directors shall adopt a charter setting forth the responsibilities of the Compensation Committee.

Section 5.7 Conduct of Proceedings. Except as otherwise provided in this Constitution, the Rules or by resolution of the Board of Directors, each Committee may determine the manner in which its proceedings shall be conducted.

ARTICLE VI

INDEMNIFICATION AND INSURANCE

Section 6.1 Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or an officer of the Exchange or is or was serving at the request of the Exchange as a director, officer, employee or agent of any other corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to any employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Exchange to the fullest extent authorized by the Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Exchange to provide broader indemnification rights than the Act permitted the Exchange to provide prior to such amendment), against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred by such indemnitee in connection therewith; provided, however, that except as provided in Section 6.3 with respect to proceedings seeking to enforce rights to indemnification, the Exchange shall indemnify any such indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

Section 6.2 Right to Advancement of Expenses. The right to indemnification conferred in Section 6.1 shall include the right to be paid by the Exchange the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the Act requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Exchange of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section 6.2 or otherwise.

Section 6.3 Right of Indemnitee to Bring Suit. If a claim under Section 6.1 or Section 6.2 is not paid in full by the Exchange within thirty (30) days after a written claim has been received by the Exchange, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Exchange to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Exchange to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right of an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Exchange to recover an advancement of expenses pursuant to the terms of an undertaking, the Exchange shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Act. Neither the failure of the Exchange (including its Board of Directors, independent legal counsel or the Sole LLC Member) to have made a determination prior to the commencement of such action that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Act, nor an actual determination by the Exchange (including its Board of Directors, independent legal counsel or the Sole LLC Member) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Exchange to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VI or otherwise shall be on the Exchange.

Section 6.4 Non-Exclusivity of Rights. The right to indemnification and the advancement of expenses conferred in this Article VI shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the LLC Agreement, provision of this Constitution, agreement, vote of the Sole LLC Member or disinterested directors or otherwise.

Section 6.5 Insurance. The Exchange may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Exchange or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Exchange would have the power to indemnify such person against such expense, liability or loss under the law.

Section 6.6 Indemnification of Employees and Agents of the Exchange. The Exchange may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to the advancement of expenses, to any employee or agent of the Exchange to the fullest extent of the provisions of this Article VI with respect to the indemnification and advancement of expenses of directors and officers of the Exchange.

Section 6.7 Contract Rights. The rights to indemnification and to the advancement of expenses conferred in Section 6.1 and Section 6.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

ARTICLE VII

EXCHANGE RIGHTS

Section 7.1 Uncertificated Rights. The Exchange Rights shall be uncertificated rights. The Secretary of the Exchange shall maintain a ledger of such rights. Within a reasonable time following the issuance of any uncertificated rights, the Exchange shall send to the registered holder thereof written confirmation of such issuance of rights.

ARTICLE VIII

WAIVER OF NOTICE

Section 8.1 Waiver of Notice. Whenever notice is required to be given to any holder of Exchange Rights, the Sole LLC Member or director of the Exchange under any provision of the Act or the LLC Agreement or this Constitution, a written waiver thereof, signed by the person or persons entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. In the case of a holder of Exchange Rights, such waiver of notice may be signed by such holder's attorney or proxy duly appointed in writing. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the holders of Exchange Rights, the Sole LLC Member, directors or members of a committee of directors need be specified in any written waiver of notice.

ARTICLE IX

CHECKS, NOTES, DRAFTS, ETC.

Section 9.1 Checks, Notes, Drafts, Etc. Checks, notes, drafts, acceptances, bills of exchange and other orders or obligations for the payment of money shall be signed by such officer or officers or person or persons as the Board of Directors or a duly authorized committee thereof may from time to time designate.

ARTICLE X

AMENDMENTS

Section 10.1 Amendments. This Constitution may be amended, added to, rescinded or repealed at any meeting of the Board of Directors, provided that notice of the proposed change was given in the notice of the meeting and, in the case of the Board of Directors, in a notice given no less than twenty-four hours prior to the meeting provided, however, if such amendment would alter or change the powers, preferences or special rights of the Sole LLC Member's Interest so as to affect it adversely, such amendment shall also be approved by the Sole LLC Member, in the manner set forth in the LLC Agreement and in this Constitution.

ARTICLE XI

REGULATION

Section 11.1 Rulemaking. The Board of Directors may, by majority vote adopt, amend or repeal such Rules as it may deem necessary or proper, including, but not limited to, Rules with respect to:

(a) The trading of securities on the Exchange;

(b) The access of Exchange Members to and the conduct of such Exchange Members with the Exchange System and their use of System facilities;

(c) Insolvency of the Exchange Members;

(d) The partners, officers, directors, stockholders and employees of Exchange;

(e) The business conduct of Exchange Members;

(f) The business connections of Exchange Members, and their association with or domination by or over corporations or other persons engaged in the securities business;

(g) Capital requirements for Exchange Members;

(h) The arbitration of disputes, claims and controversies between Exchange Members and procedures relating thereto; and

(i) The conduct and procedure for disciplinary hearings and reviews therefrom.

Section 11.2 Supervision. The Board of Directors shall have general supervision over the examination of Exchange Members and associated persons in connection with their conduct of business related to being a member of the Exchange.

(a) The Board of Directors may examine the business conduct and financial condition of Exchange Members and associated persons.

(b) The Board of Directors may adopt Rules with respect to the Exchange's supervision over partnership and corporate arrangements and over officers of Exchange Members, as well as with respect to the employment, compensation and duties of such employees as it may deem appropriate.

(c) The Board of Directors shall supervise all matters relating to the collection, dissemination and use of quotations and of reports of prices on the Exchange.

(d) The Board of Directors shall have the power to approve or disapprove any connection or means of communication with the Exchange and may require the discontinuance of any such connection or means of communication.

Section 11.3 Securities. The Board of Directors may approve the admission of securities for trading on the Exchange or may remove the same from trading on the Exchange.

Section 11.4 Penalties. The Board of Directors may prescribe and impose penalties for violations of this Constitution or Rules for neglect or refusal to comply with orders, directions or decisions of the Board of Directors, or for any other offenses against the Exchange.

ARTICLE
XII

PROVISIONS REGARDING MEMBERS AND
TRADING PRIVILEGES

Section 12.1 PMM Rights.

(a) Each PMM Right shall have the trading rights and privileges as set forth herein and in the Rules for Primary Market Makers so long as the holder thereof meets the Exchange's eligibility criteria and is in good standing. Each such Exchange Member shall be entitled to enter quotations and orders into the Exchange's System for such Exchange Member's own account and to perform other functions specified in the Rules to facilitate execution and handling of orders placed into the Exchange's System with respect to options classes allocated by the Exchange as provided in the Rules. Each such Exchange Member shall also be permitted to effect proprietary transactions in other options classes traded on the Exchange pursuant to the Rules.

(b) The trading privileges associated with a PMM Right shall not be transferable. A holder of PMM Rights may withdraw from the Exchange upon the approval of the Exchange, which shall be given upon a determination that the holder of PMM Rights has satisfied all obligations to the Exchange. Upon such approval and without any payment related thereto, the PMM Rights will be transferred back to the Exchange.

Section 12.2 CMM Rights.

(a) Each CMM Right shall have the trading rights and privileges as set forth herein and in the Rules for Competitive Market Makers so long as the holder thereof meets the Exchange's eligibility criteria and is in good standing. Each such Exchange Member shall be entitled to enter quotations and orders into the Exchange's System for such Exchange Member's own account and to perform other functions specified in the Rules to facilitate execution and handling of orders placed into the Exchange's System with respect to options classes allocated by the Exchange as provided in the Rules. Each such Exchange Member shall also be permitted to effect proprietary transactions in other options classes traded on the Exchange pursuant to the Rules.

(b) The trading privileges associated with a CMM Right shall not be transferable. A holder of CMM Rights may withdraw from the Exchange upon the approval of the Exchange, which shall be given upon a determination that the holder of EAM Rights has satisfied all obligations to the Exchange. Upon such approval and without any payment related thereto, the CMM Rights will be transferred back to the Exchange.

Section 12.3 EAM Rights.

(a) Each EAM Right shall have the trading rights and privileges as set forth herein and in the Rules for Electronic Access Members so long as the holder thereof meets the Exchange's eligibility criteria and is in good standing. Each such Exchange Member shall be entitled to (i) enter orders into the Exchange's System, and/or (ii) clear Exchange Transactions.

(b) The trading privileges associated with an EAM Right shall not be transferable. A holder of EAM Rights may withdraw from the Exchange upon the approval of the Exchange, which shall be given upon a determination that the holder of EAM Rights has satisfied all obligations to the Exchange. Upon such approval and without any payment related thereto, the EAM Rights will be transferred back to the Exchange.

Section 12.4 Approval of Holders of Exchange Rights. Each holder of an Exchange Right must be approved by the Exchange with respect to each right held by such holder. Any holder of Exchange Rights approved by the Exchange shall be deemed an Exchange Member. The good standing of a holder of Exchange Rights may be suspended, terminated or otherwise withdrawn, as provided in the Rules, if any of the requirements for approval set forth therein cease to be maintained, or if such holder violates any agreements with the Exchange or any of the provisions of this Constitution or the Rules.

Section 12.5 Eligibility for Trading Privileges; Members. Exchange Members shall be corporations, partnerships or limited liability companies that meet the requirements for approval as stated in this Constitution and the Rules. Exchange Members must have as the principal purpose of their ownership of Exchange Rights the conduct of a public securities business as defined in the Rules. The good standing of an Exchange Member may be suspended, terminated or otherwise withdrawn, as provided in the Rules, if any of said conditions for approval cease to be maintained or such Exchange Member violates any of its agreements with the Exchange or any of the provisions of this Constitution or the Rules. Unless such an Exchange Member is in good standing, the Exchange Member shall have no rights or trading privileges except as otherwise provided by law, this Constitution or the Rules, shall not hold itself out for any purpose as an Exchange Member, and shall not deal with the Exchange on any basis except as an entity without trading privileges.

Section 12.6 Membership Agreement. No Exchange Member shall be entitled to any privileges thereof until such Exchange Member has agreed to be bound by this Constitution and the Rules by execution of a Membership Agreement. By such agreement such Exchange Member pledges to abide by the same as it has been or shall be from time to time amended.

ARTICLE XIII

DEFINITION OF

TERMS

Section 13.1 Definitions. When used in this Constitution, unless the context otherwise requires:

(a) The term "the Act" shall mean the Delaware Limited Liability Company Act, 6 § 18-101, et seq.

(b) The term "affiliate" of a person or "affiliated with" another person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, another person.

(c) The term "Board Committees" has the meaning set forth in Section 5.1 of this Constitution.

(d) The term "CMM Right" has the meaning set forth in the LLC Agreement.

(e) The term "Commission" means the United States Securities and Exchange Commission.

(f) The term "Competitive Market Maker" means an Exchange Member that is approved to exercise trading privileges associated with CMM Rights.

(g) The term "Constitution" means this Constitution, as may be amended or amended and restated from time to time.

(h) The term "control" means the power to exercise a controlling influence over the management or policies of a person, unless such power is solely the result of an official position with such person. Any person who owns beneficially, directly or indirectly, more than twenty percent (20%) of the voting power in the election of directors of a corporation, or more than twenty-five percent (25%) of the voting power in the election of directors of any other corporation which directly, or through one or more affiliates, owns beneficially more than twenty-five percent (25%) of the voting power in the election of directors of such corporation, shall be presumed to control such corporation.

(i) The term "EAM Right" has the meaning set forth in the LLC Agreement.

(j) The term "Electronic Access Member" means an Exchange Member that is approved to exercise trading privileges associated with EAM Rights.

(k) The term "Exchange" has the meaning set forth in Section 1.1 of this

(l) The term "Exchange Act" means the Securities Exchange Act of 1934, as amended and the rules promulgated thereunder.

(m) The term "Exchange Member" means an organization that has been approved to exercise trading rights associated with Exchange Rights.

(n) The term "Exchange Rights" has the meaning set forth in the LLC Agreement.

(o) The term "Exchange Transaction" means a transaction executed on or through the facilities of the Exchange.

(p) The term "good standing" means that an Exchange Member is not delinquent respecting Exchange dues, fees or other charges and is not suspended or barred from effecting Exchange Transactions or from association with an Exchange Member either by the Exchange or by means of a statutory disqualification.

(q) The term "Industry Directors" has the meaning set forth in Section 3.2 of this Constitution.

(r) The term "industry representative" means a person who is an officer, director or employee of a broker or dealer or who has been employed in any such capacity at any time within the prior three (3) years, as well as a person who has a consulting or employment relationship with or has provided professional services to the Exchange and a person who had any such relationship or provided any such services to the Exchange at any time within the prior three (3) years.

(s) The term "LLC Agreement" means the Limited Liability Company Agreement of the Exchange, dated as of July 31, 2013.

(t) The term "Non-Industry Directors" has the meaning set forth in Section 3.2 of this Constitution.

(u) The term "non-industry representative" means any person that would not be considered an "industry representative," as well as (i) a person affiliated with a broker or dealer that operates solely to assist the securities-related activities of the business of non-member affiliates, (ii) an employee of an entity that is affiliated with a broker or dealer that does not account for a material portion of the revenues of the consolidated entity, and who is primarily engaged in the business of the non-member entity.

(v) The term "Person" shall mean an individual, partnership (general or limited), joint stock company, corporation, limited liability company, trust or unincorporated organization, or any governmental entity or agency or political subdivision thereof.

(w) The term "person associated with a holder" or an "associated person" means any partner, officer, director, or branch manager of a holder of Exchange Rights (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such holder of Exchange Rights, or any employee of such holder of Exchange Rights.

(x) The term "PMM Rights" has the meaning set forth in the LLC Agreement.

(y) The term "Primary Market Maker" means an Exchange Member that is approved to exercise trading privileges associated with PMM Rights.

(z) The term "Public Director" has the meaning set forth in Section 3.2 of this Constitution.

(aa) The term "public representative" means a non-industry representative who has no material business relationship with a broker or dealer or the Exchange.

(bb) The term "Rules" means the rules of the Exchange as adopted or amended from time to time.

(cc) The terms "Sole LLC Member" has the meaning set forth in Section 1.1 of this Constitution.

(dd) The "System" means the electronic system operated by the Exchange that receives and disseminates quotes, executes orders and reports transactions.

(ee) The terms "Voting Rights" has the meaning set forth in Section 2.5 of this Constitution.

(ff) The term "Whole Board" has the meaning set forth in Section 1.3 of this Constitution.

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
INTERNATIONAL SECURITIES EXCHANGE HOLDINGS, INC.

The name of the corporation is International Securities Exchange Holdings, Inc. (the "**Corporation**"). The Corporation was incorporated on November 16, 2004 by filing its Certificate of Incorporation with the Secretary of State of the State of Delaware under the name International Securities Exchange Holdings, Inc.

FIRST: The name of the corporation is International Securities Exchange Holdings, Inc. (the "**Corporation**").

SECOND: The address of the Corporation's registered office in the State of Delaware is 160 Greentree Drive, Suite 101, in the City of Dover, County of Kent, Delaware 19904. The name of its registered agent at such address is National Registered Agents, Inc.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the "**DGCL**").

FOURTH: The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is **one hundred one thousand (101,000)** shares, which shall be divided as follows: **one thousand (1,000)** shares of Common Stock, par value $.01 per share (the "**Common Stock**") and **one hundred thousand (100,000)** shares of preferred stock, par value $.01 per share (hereinafter referred to as the "**Preferred Stock**"). The powers, designations, preferences and relative, participating, optional or other special rights (and the qualifications, limitations or restrictions thereof) of the Common Stock and the Preferred Stock are as follows:

I. Preferred Stock

The Board of Directors of the Corporation (hereinafter referred to as the "**Board of Directors**") is hereby expressly authorized at any time, and from time to time, to create and provide for the issuance of shares of Preferred Stock in one or more series and, by filing a certificate pursuant to the DGCL (hereinafter referred to as a "**Preferred Stock Designation**"), to establish the number of shares to be included in each such series, and to fix the designations, preferences and relative, participating, optional or other special rights of the shares of each such series and the qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issue thereof adopted by the Board of Directors, including, but not limited to, the following:

(a) the designation of and the number of shares constituting such series, which number the Board of Directors may thereafter (except as otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares of such series then outstanding);

(b) the dividend rate for the payment of dividends on such series, if any, the conditions and dates upon which such dividend s shall be payable, the preference or relation which such dividends, if any, shall bear to the dividends payable on any other class or classes of or any other series of capital stock, the conditions and dates upon which such dividends, if any, shall be payable, and whether such dividends, if any, shall be cumulative or non -cumulative;

(c) whether the shares of such series shall be subject to redemption by the Corporation, and, if made subject to such redemption, the times, prices and other terms and conditions of such redemption;

(d) the terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series;

(e) whether or not the shares of such series shall be convertible into or exchangeable for shares of any other class or classes o f, any other series of any class or classes of capital stock of, or any other security of, the Corporation or any other corporation, and, if provision be made for any such conversion or exchange, the times, prices, rates, adjustments and any other terms and conditions of such conversion or exchange;

(f) the extent, if any, to which the holders of the shares of such series shall be entitled to vote as a class or otherwise with respect to the election of directors or otherwise;

(g) the restrictions, if any, on the is sue or reissue of shares of the same series or of any other class or series;

(h) the amounts payable on and the preferences, if any, of the shares of such series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation; and

(i) any other relative rights, preferences and limitations of that series.

II. Common Stock

The Common Stock shall be subject to the express terms of any series of Preferred Stock set forth in the Preferred Stock Designation relating thereto.

(a) **Voting Rights**. Subject to the limitations set forth in Section III of this Article FOURTH, each holder of Common Stock shall have one vote in respect of each share of Common Stock held by such holder of record on the books of the Corporation on each matter on which the holders of Common Stock shall be entitled to vote.

(b) **Dividend Rights**. The holders of shares of Common Stock shall be entitled to receive, when and if declared by the Board of Directors, out of the assets of the Corporation which are by law available therefor, dividends payable either in cash, in stock or otherwise.

(c) **Liquidation Rights**. Upon the liquidation, dissolution or winding up of the Corporation, holders of Common Stock shall be entitled to receive any amounts available for distribution after the payment of, or provision for, obligations of the Corporation and any preferential amounts payable to holders of any outstanding shares of Preferred Stock.

III. Limitations on Ownership and Voting

As used in this Certificate of Incorporation, the term " **Person**" shall mean an individual, partnership (general or limited), joint stock company, corporation, limited liability company, trust or unincorporated organization, or any governmental entity or agency or political subdivision thereof; the term "**Related Persons**" shall mean (1) with respect to any Person, any executive officer (as such term is defined in Rule 3b-7 under the Securities Exchange Act of 1934 (the "**Exchange Act**")), director, general partner, manager or managing member, as applicable, and all "**affiliates**" and "**associates**" of such Person (as such terms are defined in Rule 12b-2 under the Exchange Act); (2) with respect to any Person constituting a member (as such term is defined in Section 3(a)(3)(A) of the Exchange Act) of a Controlled National Securities Exchange (as such term is defined below)("**Member**")), any broker or dealer with which such Member is associated; (3) with respect to any Person that is an executive officer (as such term is defined in Rule 3b-7 under the Exchange Act), director, general partner, manager or managing member of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (4) any two or more Persons that have any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation; and the term " **beneficially owned**", including all derivative or similar words, shall have the meaning set forth in Regulation 13D-G under the Exchange Act.

(a) **Ownership Limits**. For so long as the Corporation shall control, directly or indirectly, one or more national securities exchange (each, a "**Controlled National Securities Exchange**"), including, but not limited to, International Securities Exchange, LLC, a Delaware limited liability company and wholly owned subsidiary of the Corporation ("**ISE, LLC**") or facility thereof:

(i) (x) No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares of the capital stock (whether Common Stock or Preferred Stock) of the Corporation that have the right by their terms to vote in the election of members of the Board of Directors or on other matters which may require the approval of the holders of voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of a particular class of capital stock) (the "**Voting Shares**") constituting more than forty percent (40%) of the then-outstanding Voting Shares and (y) no Person who is a Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, Voting Shares constituting more than twenty percent (20%) of the then-outstanding Voting Shares ((x) and (y) each an "**Ownership Limit**," and (x) and (y) together, the "**Ownership Limits**").

(A) Notwithstanding the foregoing and subject to clause (B) below, the Ownership Limit described in Section III(a)(i)(x) of this Article FOURTH may be waived by the Board of Directors pursuant to an amendment to the bylaws of the Corporation (the "**Bylaws**") adopted by the Board of Directors, if, in connection with the adoption of such amendment, the Board of Directors in its sole discretion adopts a resolution stating that it is the determination of the Board of Directors that such amendment (1) will not impair the ability of any of the Corporation and the Controlled National Securities Exchange, or facility thereof, to carry out its respective functions and responsibilities under the Exchange Act and the rules promulgated thereunder; (2) is otherwise in the best interests of the Corporation and its stockholders and the Controlled National Securities Exchange or facility thereof; and (3) will not impair the ability of the United States Securities and Exchange Commission (the "**Commission**") to enforce the Exchange Act. Such amendment shall not be effective unless approved by the Commission.

(B) Notwithstanding clause (A) above, in any case where a Person's Ownership Percentage (as defined below) will exceed the Ownership Limits upon consummation of any proposed sale, assignment or transfer of the Corporation's capital stock, the Board of Directors shall have determined that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Exchange Act).

(C) In making the determinations referred to in clauses (A) and (B) above, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions as it may in its sole discretion deem necessary, appropriate or desirable.

(D) Any Person (and its Related Persons) that proposes to acquire an Ownership Percentage in excess of the Ownership Limit described in Section III(a)(i)(x) of this Article FOURTH shall have delivered to the Board of Directors a notice in writing, not less than forty-five (45) days (or any shorter period to which the Board of Directors shall expressly consent) before the proposed acquisition of shares of capital stock (whether common or preferred) that would result in such Person exceeding the Ownership Limit described in Section III(a)(i)(x) of this Article FOURTH.

(E) For purposes of this Section III of this Article FOURTH, "**Ownership Percentage**" means, with respect to any Person, an amount (cxpressed as a percentage) equal to the quotient of (1) the aggregate number of Voting Shares owned directly or indirectly, of record or beneficially, by such Person and its Related Persons, ***divided by*** (2) the total number of Voting Shares then outstanding.

(ii) Any Person, either alone or together with its Related Persons, that at any time owns (whether by acquisition or by a change in the number of shares outstanding) of record or beneficially, whether directly or indirectly, five percent (5%) or more of the then-outstanding Voting Shares shall, immediately upon so owning five percent (5%) or more of the then-outstanding Voting Shares, give the

Board of Directors written notice of such ownership of five percent (5%) or more of the then-outstanding Voting Shares, which notice shall state: (1) such Person's full legal name; (2) such Person's title or status and the date on which such title or status was acquired; (3) such Person's approximate ownership interest in the Corporation; and (4) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise. The Board of Directors shall deliver to the ISE Trust (as defined below) a copy of any written notice provided pursuant to this Section III(a)(ii) of this Article FOURTH.

(iii) Each Person required to provide written notice pursuant to Section III(a)(ii) of this Article FOURTH shall update such notice promptly after any change therein; *provided*, that no such updated notice shall be required to be provided to the Board of Directors in the event of an increase or decrease of less than one percent (1%) (of the then-outstanding Voting Shares) in such Person's Ownership Percentage so reported (such increase or decrease to be measured cumulatively from the amount shown on the last such report) unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the then-outstanding Voting Shares (at a time when such Person so owned less than such percentages) or such Person so owning less than twenty percent (20%) or less than forty percent (40%) of the then-outstanding Voting Shares (at a time when such Person so owned more than such percentages). The Board of Directors shall deliver to the ISE Trust a copy of any update provided pursuant to this Section III(a)(iii) of this Article FOURTH.

(b) **Voting Limits**. (i) For so long as the Corporation shall control, directly or indirectly, one or more Controlled National Securities Exchanges, or facility thereof, no Person, either alone or together with its Related Persons, at any time, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement, (A) may be entitled to vote or cause the voting of Voting Shares representing more than twenty percent (20%) of the voting power of the then-outstanding Voting Shares, (B) may be entitled to give any consent or proxy with respect to Voting Shares representing more than twenty percent (20%) of the voting power of the then-outstanding Voting Shares, or (C) enter into any agreement, plan or other arrangement with any other Person, either alone or together with its Related Persons, under circumstances which would result in the Voting Shares that shall be subject to such agreement, plan or other arrangement not being voted on any matter or matters or the withholding of any proxy relating thereto, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of Voting Shares representing more than twenty percent (20%) of the then-outstanding Voting Shares (assuming, for purposes of this Section III(b)(i)(C) of this Article FOURTH, that all Voting Shares that are subject to such agreement, plan or other arrangement are not then-outstanding Voting Shares) ((A), (B), and (C) each a "**Voting Limit**" and (A), (B) and (C) collectively, the "**Voting Limits**"); *provided, however*, that a Voting Limit may be waived by the Board of Directors pursuant to an amendment to the Bylaws adopted by the Board of Directors, if, in connection with the adoption of such amendment, the Board of Directors in its sole discretion adopts a resolution stating that it is the determination of the Board of Directors that (1) such amendment will not impair the ability of any of the Corporation and the Controlled National Securities Exchange, or facility thereof, to carry out its respective functions and responsibilities under the Exchange Act, (2) such amendment is otherwise in the best interests of the Corporation and its stockholders and the Controlled National Securities Exchange, or facility thereof, (3) such amendment will not impair the ability of the Commission to enforce the Exchange Act, (4) such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Exchange Act), and (5) neither such Person nor any of its Related Persons is a Member. In making the determinations referred to in the immediately preceding sentence, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions as it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Exchange Act. Such amendment shall not be effective until approved by the Commission. Any Person that proposes to acquire a Voting Control Percentage (as defined below) in excess of a Voting Limit shall have delivered to the Board of Directors a notice in writing, not less than forty-five (45) days (or any shorter period to which the Board of Directors shall expressly consent) before the date on which such Person acquires a Voting Control Percentage in excess of a Voting Limit, of its intention to do so. The Board of Directors shall deliver to the ISE Trust a copy of any written notice provided pursuant to this Section III(b) of this Article FOURTH.

(ii) Section III(b)(i) of this Article FOURTH shall not apply to any solicitation of any revocable proxy from any stockholder of the Corporation by the Corporation.

(iii) For purposes of this Section III of this Article FOURTH, "**Voting Control Percentage**" means, with respect to any Person, an amount (expressed as a percentage) equal to the quotient of (A) the aggregate number of Voting Shares (1) the Person is entitled to vote or cause to be voted or (2) with respect to which a consent or proxy may be given, in each case by such Person and its Related Persons, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement, ***divided by*** (B) the total number of Voting Shares then outstanding (assuming that any Voting Shares subject to an agreement, plan or other arrangement described in Section III(b)(i)(C) of this Article FOURTH are not outstanding Voting Shares for purposes of this calculation).

(c) **Violations of any Ownership Limit or Voting Limit; Excess Shares**. Notwithstanding any other provisions contained in this Section III of this Article FOURTH, if at any time any Person's Ownership Percentage or Voting Control Percentage exceeds an Ownership Limit or a Voting Limit, the Board of Directors shall so notify the ISE Trust and such Ownership Percentage or Voting Control Percentage shall result in the automatic transfer to the ISE Trust of a majority of the Voting Shares then outstanding *pro rata* from the holders thereof (the "**Excess Shares**").

(i) All Excess Shares transferred to the ISE Trust shall be held for the exclusive benefit of the Trust Beneficiary (as defined below). Notwithstanding any other provision of this Certificate of Incorporation, or any provision of the Bylaws, to the contrary, Excess Shares held by the ISE Trust shall be or continue to be issued and outstanding Voting Shares.

(ii) Excess Shares shall be entitled to dividends or other distributions, which shall be paid to the ISE Trust for the exclusive benefit of the Trust Beneficiary. The Trustees (as defined below) shall promptly distribute such dividends and other distributions received in respect of the Excess Shares to the Trust Beneficiary.

(iii) Subject to the rights of the holders of any series of Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of, or any other distribution of all or substantially all of the assets of the Corporation, the ISE Trust, as the holder of Excess Shares, shall be entitled to receive ratably with each holder of the same class or series of stock, a portion of the assets of the Corporation available for distribution to the stockholders. The Trustees shall promptly distribute any such assets received in respect of the Excess Shares in any liquidation, dissolution or winding up of, or any distribution of the assets of the Corporation to the Trust Beneficiary.

(iv) To the fullest extent permitted by applicable law, the Trust Beneficiary shall not be entitled to vote such Excess Shares on any matter.

(v) Excess Shares shall not be transferable except in a transfer to which the ISE Trust is a party. Upon receipt of written instructions from the Trust Beneficiary, the Trustees shall promptly use their commercially reasonable efforts to sell the Excess Shares to a Person or Persons, designated by the Trustees, whose ownership of Voting Shares will not violate any Ownership Limit or Voting Limit, in market transactions, by public offering or otherwise, in each case, at a time or times and in a manner so as to maximize the return on the Excess Shares. Upon any such sale, the interest of the Trust Beneficiary in the Voting Shares sold shall so terminate and the Trustees shall promptly distribute the net proceeds of the sale to the Trust Beneficiary as provided herein.

(vi) The Trust Beneficiary shall have the right to reacquire the Excess Shares from the Trust if and when (A) a Person's Ownership Percentage or Voting Control Percentage no longer exceeds any Ownership Limit or Voting Limit, or (B) a Person's Ownership Percentage or Voting Control Percentage in excess of any Ownership Limit or Voting Limit is waived by the Board of Directors and approved by the Commission in accordance with Sections III(a)(i)(A) and III(b)(i) of this Article FOURTH.

For purposes of this Section III of this Article FOURTH, the term "**ISE Trust**" shall mean the Delaware statutory trust established for the benefit of the Trust Beneficiary pursuant to that certain Trust Agreement (the "**Trust Agreement**") to be entered into among the Corporation, the Trustees, and the Trust Beneficiary; the term "**Trustees**" shall mean the trustees initially appointed pursuant to the Trust Agreement, and any successor trustees appointed in accordance with the Trust Agreement; the term "**Trust Beneficiary**" shall mean U.S. Exchange Holdings, Inc.

(d) **Effect of Purported Voting in Violation of this Section III of this Article FOURTH**. If any stockholder purports to vote or cause the voting of Voting Shares, grant any consent or proxy with respect to the Voting Shares, or enter into any agreement, plan, or other arrangement for the voting of Voting Shares that would violate, or cause the violation of, any Voting Limit under this Section III of this Article FOURTH, then the Corporation shall not honor such vote or proxy to the extent that such provisions would be violated , and any shares subject thereto shall not be entitled to be voted to the extent of such violation.

FIFTH: The Board of Directors is hereby authorized to create and issue, whether or not in connection with the issuance and sale of any of its stock or other secu rities or property, rights entitling the holders thereof to purchase from the Corporation shares of stock or other securities of the Corporation or any other corporation, recognizing that, under certain circumstances, the creation and issuance of such righ ts could have the effect of discouraging third parties from seeking, or impairing their ability to seek, to acquire a significant portion of the outstanding securities of the Corporation, to engage in any transaction which might result in a change of control of the Corporation or to enter into any agreement, arrangement or understanding with another party to accomplish the foregoing or for the purpose of acquiring, holding, voting or disposing of any securities of the Corporation. The creation and issuance of any such rights shall be subject to the prior approval of the Commission. Subject thereto, the times at which and the terms upon which such rights are to be issued will be determined by the Board of Directors and set forth in the contracts or instrume nts that evidence such rights. The authority of the Board of Directors with respect to such rights shall include, but not be limited to, determination of the following:

(a) the initial purchase price per share or other unit of the stock or other securities or property to be purchased upon exercise of such rights;

(b) provisions relating to the times at which and the circumstances under which such rights may be exercised or sold or otherwise transferred, either together with or separately from, any other stock or o ther securities of the Corporation;

(c) provisions which adjust the number or exercise price of such rights or amount or nature of the stock or other securities or property receivable upon exercise of such rights in the event of a combination, split or recapit alization of any stock of the Corporation, a change in ownership of the Corporation 's stock or other securities or a reorganization, merger, consolidation, sale of assets or other occurrence relating to the Corporation or any stock of the Corporation, and provisions restricting the ability of the Corporation to enter into any such transaction absent an assumption by the other party or parties thereto of the obligations of the Corporation under such rights;

(d) provisions which deny the holder of a specified per centage of the outstanding stock or other securities of the Corporation the right to exercise such rights and/or cause the rights held by such holder to become void;

(e) provisions which permit the Corporation to redeem or exchange such rights, which redemption or exchange may be within the sole discretion of the Board of Directors, if the Board of Directors reserves such right to itself; and

(f) the appointment of a rights agent with respect to such rights.

SIXTH: The Bylaws may be amended, added to, rescinded or repeale d at any meeting of the Board of Directors or meeting of the stockholders.

SEVENTH: Unless and except to the extent that the Bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

EIGHTH: A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. No amend ment or repeal of this Article EIGHTH shall adversely affect any right or protection of a director of the Corporation existing hereunder in respect of any act or omission occurring prior to such amendment or repeal.

NINTH: Except as may be expressly provided in t his Certificate of Incorporation, the Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation or a Preferred Stock Designation, and any other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed herein or by law, and all powers, preferences and rights of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation or a Preferred Stock Designation, as the same may be amended, are granted subject to the right reserved in this Article NINTH; *provided, however*, that no Preferred Stock Designation shall be amended after the issuance of any shares of the series of Preferred Stock created thereby, except in accordance with the terms of such Preferred Stock Designation and the requirements of law.

TENTH: In discharging his or her responsibilities as a member of the Board of Directors, each director, to the fullest extent permitted by law, shall take into consideration the effect that the Corporation's actions would have on the ability of each Controlled National Securities Exchange, or facility there of to carry out its responsibilities under the Exchange Act and on the ability of each Controlled National Securities Exchange, or facility thereof, and the Corporation: to engage in conduct that fosters and does not interfere with each Controlled National Securities Exchange, or facility thereof and the Corporation's ability to prevent fraudulent and manipulative acts and practices; to promote just and equitable principles of trade; to foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in securities; to remove impediments to and perfect the mechanisms of a free and open market and a national market system; and, in general, to protect investors and the public interest. In discharging his or her responsibilities as a member of the Board of Directors or as an officer or employee of the Corporation, each such director, officer or employee shall comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with each Controlled National Securities Exchange, or facility thereof, and the Commission pursuant to their respective regulatory authority.

ELEVENTH: All confidential information pertaining to the self-regulatory function of each Controlled National Securities Exchange, or facility thereof (including but not limited to confidential information regarding disciplinary matters, trading data, trading practices and audit information) contained in the books and records of each Controlled National Securities Exchange, or facility thereof, that shall come into the possession of the Corporation shall, to the fullest extent permitted by law: (x) not be made available to any Person (other than as provided in the next sentence) other than to those officers, directors, employees and agents of the Corporation that have a reasonable need to know the contents thereof; (y) be retained in confidence by the Corporation and the officers, directors, employees and agents of the Corporation; and (z) not be used for any commercial purposes. Nothing in this Certificate of Incorporation shall be interpreted as to limit or impede the rights of the Commission or each Controlled National Securities Exchange to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations promulgated thereunder, or to limit or impede the ability of any officers, directors, employees or agents of the Corporation to disclose such confidential information to the Commission or each Controlled National Securities Exchange.

TWELFTH: For so long as the Corporation shall control, directly or indirectly, each Controlled National Securities Exchange, or facility thereof, the books, records, premises, officers, directors and employees of the Corporation shall be deemed to be the books, records, premises, officers, directors and employees of each Controlled National Securities Exchange for purposes of and subject to oversight pursuant to the Exchange Act, but only to the extent that such books, records and premises are related to, or such officers, directors and employees are involved in, the activities of each Controlled National Securities Exchange, or facility thereof. The books and records related to the activities of each Controlled National Securities Exchange, or facility thereof, shall be subject at all times to inspection and copying by the Commission and each Controlled National Securities Exchange.

THIRTEENTH: The Corporation shall comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with each Controlled National Securities Exchange and the Commission pursuant to their respective regulatory authority, and shall take reasonable steps necessary to cause its agents to cooperate with each Controlled National Securities Exchange and the Commission pursuant to their respective regulatory authority with respect to such agents' activities related to each Controlled National Securities Exchange, or facility thereof.

FOURTEENTH: For so long as the Corporation shall control, directly or indirectly, a Controlled National Securities Exchange, or facility thereof, before any amendment to or repeal of any provision of this Certificate of Incorporation of the Corporation shall be effective, the same shall be submitted to the board of directors of each Controlled National Securities Exchange, and if the same must be filed with, or filed with and approved by, the Commission before the same may be effective, under Section 19 of the Exchange Act and the rules promulgated thereunder, then the same shall not be effective until filed with, or filed with and approved by, the Commission, as the case may be.

SECOND AMENDED AND RESTATED

BYLAWS

OF

INTERNATIONAL SECURITIES EXCHANGE HOLDINGS, INC.

(Adopted on December 19, 2007; Amended on December 23, 2008 and April 30, 2012)

TABLE OF CONTENTS

SECOND AMENDED AND RESTATED

BYLAWS

OF

INTERNATIONAL SECURITIES EXCHANGE HOLDINGS, INC.

ARTICLE I

Office and Records; Jurisdiction

Section 1.1 **Delaware Office**. The principal office of the corporation (the "**Corporation**") in the State of Delaware shall be located in the City of Dover, County of Kent, and the name and address of its registered a gent is National Registered Agents, Inc., 9 East Loockerman Street, Suite 1B, Delaware 19901.

Section 1.2 **Other Offices**. The Corporation may have such other offices, either within or without the State of Delaware, as the board of directors of the Corporation (the "**Board of Directors**") may designate or as the business of the Corporation may from time to time require.

Section 1.3 **Books and Records**. The books and records of the Corporation may be kept at the Corporation's principal executive offices in New York, New York or at such other locations within or without the State of Delaware as may from time to time be designated by the Board of Directors, *provided*, that the books and records shall always be kept within the United States.

Section 1.4 **Consent to Jurisdiction**. The Corporation and its officers, directors, employees and agents, by virtue of their acceptance of such position, shall be deemed to irrevocably submit to the jurisdiction of the United States federal courts, the United States Securities and Exchange Commission (the "**Commission**"), and each national securities exchange controlled, directly or indirectly, by the Corporation ("Controlled National Securities Exchange"), including but not limited to, International Securities Exchange, LLC ("**ISE, LLC**"), for the purposes of any suit, action or proceeding pursuant to the United States federal securities laws, and the rules or regulations thereunder, arising out of, or relating to, the activities of each Controlled National Securities Exchange, or facility thereof, and by virtue of their acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the United S tates federal courts, the Commission or each Controlled National Securities Exchange, that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter thereof may not be enforced in or by such courts or agency. The Corporation and its officers, directors, employees and agents also agree that they will maintain an agent, in the United States, for the service of process of a claim arising out of, or relating to, the activities of Controlled National Securities Exchange, or facility thereof.

Section 1.5 **Officers and Directors**. For so long as the Corporation shall control, directly or indirectly, Controlled National Securities Exchange, or facility thereof, each officer, director and employee of the Corporation shall give due regard to the preservation of the independence of the self-regulatory function of each Controlled National Securities Exchange, and to such Controlled National Securities Exchange's obligations under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), and the rules thereunder including, without limitation, Section 6(b) of the Exchange Act and shall not take any actions which he or she knows or reasonably should have known would interfere with the effectuation of any decisions by the board of directors of Controlled National Securities Exchange relating to such Controlled National Securities Exchange's regulatory functions (including disciplinary matters) or which would adversely affect the ability of each Controlled National Securities Exchange, or facility thereof, to carry out its respective responsibilities under the Exchange Act.

Section 1.6 **Further Compliance**. The Corporation shall take reasonable steps necessary to cause its officers, directors and employees prior to accepting a position as an officer, director or employee, as applicable, of the Corporation to consent in writing to the applicability to them of Article TENTH, Article ELEVENTH, and Article TWELFTH of the Certificate of Incorporation of the Corporation (the "**Certificate of Incorporation**") and Section 1.4 and Section 1.5 hereof, as applicable, with respect to their activities related to each Controlled National Securities Exchange, or facility thereof.

ARTICLE II

Stockholders

Section 2.1 **Annual Meeting**. The annual meeting of stockholders of the Corporation shall be held on such date and at such time as may be designated by the Board of Directors at the principal executive offices of the Corporation, or at such other place within or without the State of Delaware as may be fixed by the Board of Directors.

Section 2.2 **Special Meetings**. Subject to the rights of the holders of any series of preferred stock, par value $.01 per share, of the Corporation (the "**Preferred Stock**"), or any other series or class of stock as set forth in the Certificate of Incorporation to elect additional directors under specified circumstances, a special meeting of the holders of stock of the Corporation entitled to vote on any business to be considered at any such meeting may be called only by the Chairman of the Board of the Corporation or a majority of the Board of Directors for any purpose or purposes, and shall be called by the Secretary of the Corporation at the request of the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors which the Corporation would at the time have if there were no vacancies (the "**Whole Board**"). The Board of Directors may designate the place of meeting for any special meeting of the stockholders, and if no such designation is made, the place of meeting shall be the principal executive offices of the Corporation.

Section 2.3 **Notice of Meetings**. Whenever stockholders are required or permitted to take any action at a meeting, unless notice is waived as provided in Section 8.1 of these Bylaws, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, and except as to any stockholder duly waiving notice, the written notice of any meeting shall be given personally or by mail, not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. If mailed, notice shall be deemed given when deposited in the mail, postage prepaid, directed to the stockholder at his or her address as it appears on the records of the Corporation. Any previously scheduled meeting of the stockholders may be postponed by resolution of the Board of Directors upon public notice given by press release prior to the time previously scheduled for such meeting of stockholders.

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If, however, the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 2.4 **Quorum**. Except as otherwise provided by law or by the Certificate of Incorporation or by these Bylaws, at any meeting of stockholders the holders of a majority of the voting power of the shares of the capital stock (whether common stock or Preferred Stock) of the Corporation that have the right by their terms to vote in the election of members of the Board of Directors or on other matters which may require the approval of the holders of voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of a particular class of capital stock) (the "**Voting Shares**"), either present in person or represented by proxy, shall constitute a quorum for the transaction of any business at such meeting, except that when specified business is to be voted on by a class or series voting as a class, the holders of a majority of the voting power of such class or series entitled to vote shall constitute a quorum for the transaction of such business. To the fullest extent permitted by applicable law, the chairman of the meeting or a majority of the voting power of the shares of Voting Shares so present or represented may adjourn the meeting from time to time, whether or not there is such a quorum (or in the case of specified business to be voted on as a class or series, the chairman or a majority of the shares of such class or series entitled to vote which are so present or represented may adjourn the meeting with respect to such specified business). No notice of the time and place of adjourned meetings need be given except as provided in the last paragraph of Section 2.3 of these Bylaws. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of a sufficient number of stockholders to result in less than a quorum.

Section 2.5 **Voting**. Except as otherwise set forth in the Certificate of Incorporation with respect to the right of any holder of any series of Preferred Stock or any other series or class of stock to elect additional directors under specified circumstances, whenever directors are to be elected at a meeting, they shall be elected by a plurality of the votes cast at the meeting by the holders of shares of stock entitled to vote. Whenever any corporate action, other than the election of directors, is to be taken by vote of stockholders at a meeting, such corporate action shall, except as otherwise required by law or by the Certificate of Incorporation or by these Bylaws, be authorized by the affirmative vote of the holders of a majority of the shares of stock present in person or represented by proxy and entitled to vote with respect to such corporate action. Except as otherwise provided by law, or by the Certificate of Incorporation, each holder of record of stock of the Corporation entitled to vote on any matter at any meeting of stockholders shall be entitled to one vote for each share of such stock standing in the name of such holder on the stock ledger of the Corporation on the record date for the determination of the stockholders entitled to vote at the meeting.

Upon the demand of any stockholder entitled to vote, the vote for directors or the vote on any other matter at a meeting shall be by written ballot, but otherwise the method of voting and the manner in which votes are counted shall be discretionary with the presiding officer at the meeting.

Section 2.6 **Proxies**. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him or her by proxy, but no such proxy shall be voted or acted upon after eleven (11) months from its date, unless the proxy provides for a longer period. Every proxy shall be signed by the stockholder or by his or her duly authorized attorney. Such proxy must be filed with the Secretary of the Corporation or his or her representative at or before the time of the meeting.

Section 2.7 **Inspectors of Elections; Opening and Closing the Polls**. (a) The Board of Directors by resolution shall appoint one or more inspectors, which inspector or inspectors may include individuals who serve the Corporation in other capacities, including, without limitation, as officers, employees, agents or representatives of the Corporation, to act at the meeting and make a written report thereof. One or more persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate has been appointed to act, or if all inspectors or alternates who have been appointed are unable to act, at a meeting of stockholders, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector to the best of his or her ability. The inspectors shall have the duties prescribed by the Delaware General Corporation Law (the "**DGCL**").

(b) The chairman of the meeting shall fix and announce at the meeting the time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting.

Section 2.8 **List of Stockholders**. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting, either on a reasonably accessible electronic network, *provided*, that information required to gain access to such list is provided with the notice of the meeting, or during ordinary business hours, at the principal place of business of the Corporation. In the event that the

Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Nothing in this Section shall require the Corporation to include electronic mail addresses or other electronic contact information on such list.

The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by this Section or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

Section 2.9 **Stockholder Action by Written Consent**. Unless otherwise provided in the Certificate of Incorporation, any action required to be taken at any annual or special meeting of stockholders of the Corporation, or any action that may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its principal place of business, or an officer or agent of the Corporation having custody of the minutes of proceedings of the stockholders of the Corporation. Prompt notice of the taking of corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

ARTICLE III

Directors

Section 3.1 **General Powers**. The business and affairs of the Corporation shall be managed by or under the direction of its Board of Directors. In addition to the powers and authorities by these Bylaws expressly conferred upon it, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law or by the Certificate of Incorporation or by these Bylaws required to be exercised or done by the stockholders.

Section 3.2 **Number, Tenure and Qualifications**. Subject to the rights of the holders of any series of Preferred Stock or any other series or class of stock as set forth in the Certificate of Incorporation to elect directors undcr specified circumstances, the number of directors shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the Whole Board, but shall consist of not more than fifteen (15) nor less than two (2) directors, and one (1) of such directors shall be such person who is currently holding the office of Chief Executive Officer of the Corporation. Except as may be provided in the Certificate of Incorporation, the directors shall be elected by the holders of the Voting Shares at the annual meeting or any special meeting called for such purpose. Each director so elected shall hold office until his or her successor shall be duly elected and qualified or until his or her earlier death, resignation or removal.

Section 3.3 **Vacancies and Newly Created Directorship**. Subject to the rights of the holders of any series of Preferred Stock or any other series or class of stock as set forth in the Certificate of Incorporation to elect additional directors under specified circumstances, in the event that a director position becomes available, whether through vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause, or newly created directorships resulting from any increase in the authorized number of directors, such positions may be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board of Directors, and directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which such director has been elected expires and until such director's successor shall have been duly elected and qualified. No decrease in the number of authorized directors constituting the Whole Board shall shorten the term of any incumbent director.

Section 3.4 **Resignation**. Any director may resign at any time upon written notice to the Corporation. Any such resignation shall take effect at the time specified therein or, if the time be not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 3.5 **Removal**. To the fullest extent permitted by law, any director or the entire Board of Directors may be removed, with or without cause, by the affirmative vote of a majority of the voting power of the outstanding shares then entitled to vote at an election of directors; *provided, however*, that whenever the holders of any class or series of capital stock are entitled to elect or appoint one or more directors by the Certificate of Incorporation, the affirmative vote of the holders of a majority of the outstanding shares of that class or series (and not the vote of the outstanding shares as a whole) shall be necessary to remove a director elected or appointed by such class or series without cause.

Section 3.6 **Meetings**. Meetings of the Board of Directors, regular or special, may be held at any place within or without the State of Delaware. Members of the Board of Directors, or of any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting. An annual meeting of the Board of Directors shall be held as soon as practicable following each annual meeting of stockholders. The Board of Directors may fix times and places for such annual meeting and additional regular meetings of the Board of Directors and no further notice of such meetings need be given. A special meeting of the Board of Directors shall be held whenever called by the Chairman of the Board or by a majority of the Whole Board, at such time and place as shall be specified in the notice or waiver thereof. The person or persons authorized to call a special meeting of the Board of Directors may fix the place and time of the meetings. Notice of any special meeting shall be given to each director at his or her business or residence in writing, by electronic mail or by tele gram or by telephone communication. If mailed, such notice shall be deemed adequately delivered when deposited in the United States mails so addressed, with postage thereon prepaid, at least five (5) days before such meeting. If by electronic mail, such notice shall be deemed adequately delivered when the electronic mail is sent at least twenty-four hours before the meeting. If by telegram, such notice shall be deemed adequately delivered when the telegram is delivered to the telegraph company at least twenty-four hours before such meeting. If by facsimile transmission, such notice shall be transmitted at least twenty-four hours before such meeting. If by telephone, the notice shall be given at least twelve hours prior to the time set for the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting, except for amendments to these Bylaws as provided under Section 10.1 of these Bylaws.

Section 3.7 **Quorum and Voting**. A whole number of directors equal to at least a majority of the Whole Board shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if there be less than a quorum, a majority of the directors present may adjourn the meeting from time to time, and no further notice thereof need be given other than announcement at the meeting which shall be so adjourned. Except as otherwise provided by law, by the Certificate of Incorporation, or by these By laws, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 3.8 **Written Consent of Directors in Lieu of a Meeting**. Any action required or permitted to be taken at any meeting of t he Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or of such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of procee dings of the Board of Directors or of such committee.

Section 3.9 **Compensation**. Directors may receive compensation for services to the Corporation in their capacities as directors or otherwise in such manner and in such amounts as may be fixed from time to time by th e Board of Directors.

Section 3.10 **Committees of the Board of Directors**. (a) The Board of Directors may, by resolution, establish an Executive Committee and one or more other committees, each committee to consist of one or more directors. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee and the alternate or alternates, if any, designated for such member, the member or members of the committee present at any meeting and not disqualified from voting, whether or not they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(b) The Executive Committee, if established, and any such other committee to the extent provided in the resolution establishing such committee, shall have and may exercise all the power and authority of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any bylaw of the Corporation. A committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee. The Executive Committee shall, without limitation, have the power and authority to declare dividends, to authorize the issuance of stock and to adopt a certificate of ownership and merger pursuant to Section 253 of the DGCL (*provided*, that no vote of stockholders of the Corporation is required for the effectuation of such merger). Other committees shall have such names as may be determined from time to time by resolution adopted by the Board of Directors. Each committee so formed shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

Section 3.11 **Chairman of the Board**. The Chairman of the Board shall be elected, by the affirmative vote of at least a majority of the directors then in office. The Chairman of the Board shall serve as such for a term of one (1) year. The Chairman of the Board shall have the authority provided in these Bylaws. The Chairman of the Board shall preside at all meetings of stockholders and of the Board of Directors.

Section 3.12 **Vice Chairman of the Board**. The Vice Chairman of the Board shall be elected from among the directors by the affirmative vote of at least a majority of the directors then in office. The Vice Chairman of the Board shall serve as such for a term of one (1) year. In the case of the absence or inability of the Chairman of the Board to act, or a vacancy in the office of the Chairman of the Board, the Vice Chairman of the Board shall exercise the powers and discharge the duties of the Chairman of the Board, unless determined otherwise by the Board of Directors. The Vice Chairman of the Board shall have the authority provided in these Bylaws.

ARTICLE IV

Officers

Section 4.1 **Officers**. The Board of Directors shall elect a President, a Secretary and a Treasurer, and one or more Vice Presidents, one or more Assistant Secretaries and one or more Assistant Treasurers. All officers elected by the Board of Directors shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article IV, together with such other powers and duties as from time to time may be conferred by the Board of Directors or any committee thereof. Any number of such offices may be held by the same person, but no officer shall execute, acknowledge or verify any instrument in more than one capacity. The Board of Directors may elect, and may delegate power to elect, such other officers, agents and employees as it may deem necessary or proper, who shall hold their offices or positions for such terms, have such authority and perform such duties as may from time to time be determined by or pursuant to authorization of the Board of Directors.

Section 4.2 **Election and Term of Office**. The officers of the Corporation shall be elected annually by the Board of Directors at the regular meeting of the Board of Directors held after each annual meeting of the stockholders. If the election of officers shall not be accomplished at such meeting, such election shall be accomplished as soon thereafter as convenient. Subject to Section 4.3 of these Bylaws, each officer shall hold office until his or her successor shall have been duly elected and shall have qualified or until his or her death, removal or resignation.

Section 4.3 **Resignation and Removal**. Any officer may resign at any time upon written notice to the Corporation. Any elected officer may be removed by a majority of the members of the Whole Board, with or without cause, at any time. The Board of Directors may delegate such power of removal as to officers, agents and employees not elected by the Board of Directors. Such removal shall be without prejudice to a person's contract rights, if any, but the appointment of any person as an officer, agent or employee of the Corporation shall not itself create contract rights.

Section 4.4 **Compensation and Bond**. The compensation of the officers of the Corporation shall be fixed by the Board of Directors, but this power may be delegated to any officer in respect of other officers under his or her control. The Corporation may secure the fidelity of any or all of its officers, agents or employees by bond or otherwise.

Section 4.5 **President and Chief Executive Officer**.

(a) The Chief Executive Officer shall be appointed by the Board of Directors pursuant to Section 4.1 and shall be nominated for a directorship by virtue of his or her office. The Chief Executive Officer shall manage the affairs of the Corporation and shall be the representative of the Corporation in all public matters. The Chief Executive Officer may be removed by a majority of the members of the Whole Board, with or without cause, at any time. In the case of temporary absence or inability to act, the Chief Executive Officer may designate any other officer to assume all the functions and discharge all the duties of the Chief Executive Officer. Upon his or her failure to do so, or if the office of Chief Executive Officer is vacant, any officer so designated by the Board of Directors shall perform the functions and duties of the Chief Executive Officer.

(b) The President shall have such powers and perform such duties as the Board of Directors may from time to time prescribe.

Section 4.6 **Vice Presidents**. Each Vice President shall have such powers and perform such duties as the Board of Directors may from time to time prescribe.

Section 4.7 **Treasurer**. The Treasurer shall have charge of all funds and securities of the Corporation, shall endorse the same for deposit or collection when necessary and deposit the same to the credit of the Corporation in such banks or depositaries as the Board of Directors may authorize. He or she may endorse all commercial documents requiring endorsements for or on behalf of the Corporation and may sign all receipts and vouchers for payments made to the Corporation and may disburse funds as directed by the Board of Directors.

He or she shall have all such further powers and duties as generally are incident to the position of Treasurer or as may be assigned to him or her by the Board of Directors.

Section 4.8 **Secretary**. The Secretary shall record all the proceedings of the meetings of the stockholders and directors in a book to be kept for that purpose and shall also record therein all action taken by written consent of directors in lieu of a meeting. He or she shall attend to the giving and serving of all notices of the Corporation. He or she shall have custody of the seal of the Corporation and shall attest the same by his or her signature whenever required. He or she shall have charge of the stock ledger and such other books and papers as the Board of Directors may direct, but he or she may delegate responsibility for maintaining the stock ledger to any transfer agent appointed by the Board of Directors. He or she shall have all such further powers and duties as generally are incident to the position of Secretary or as may be assigned to him or her by the Chief Executive Officer or the Board of Directors.

Section 4.9 **Assistant Treasurers**. In the absence or inability to act of the Treasurer, any Assistant Treasurer may perform all the duties and exercise all the powers of the Treasurer. An Assistant Treasurer shall also perform such other duties as the Treasurer or the Board of Directors may assign to him or her.

Section 4.10 **Assistant Secretaries**. In the absence or inability to act of the Secretary, any Assistant Secretary may perform all the duties and exercise all the powers of the Secretary. An Assistant Secretary shall also perform such other duties as the Secretary or the Board of Directors may assign to him or her.

Section 4.11 **Delegation of Duties**. In case of the absence of any officer of the Corporation, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may confer for the time being the powers or duties, or any of them, of such officer upon any other officer or upon any director.

ARTICLE V

Indemnification And Insurance

Section 5.1 **Right to Indemnification**. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a " **proceeding**"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or an officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of any other corporation or of a partnership, joint venture, trust or other enterprise, including scrvice with respect to any employee benefit plan (hereinafter an "**indemnitee**"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred by such indemnitee in connection therewith; *provided, however*, that except as provided in Section 5.3 with respect to proceedings seeking to enf orce rights to indemnification, the Corporation shall indemnify any such indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

Section 5.2 . **Right to Advancement of Expenses**. The right to indemnification conferred in Section 5.1 shall include the right to be paid by the Corporation the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of i ts final disposition (hereinafter an "**advancement of expenses**"); *provided, however*, that, if the DGCL requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which ser vice was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an " **undertaking**"), by or on behalf of such indemnitee, to rep ay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "**final adjudication**") that such indemnitee is not entitled to be indemnified for such expenses under this Section 5.2 or otherwise.

Section 5.3 **Right of Indemnitee to Bring Suit**. If a claim under Section 5.1 or Section 5.2 is not paid in full by the Corporation within thirty (30) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applic able period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right of an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaki ng, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or stockholders) to have made a determination prior to the commencement of such action that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the in demnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article V or otherwise shall be on the Corporation.

Section 5.4 **Non-Exclusivity of Rights**. The right to indemnification and the advancement of expenses conferred in this Article V shall not be exclusive of any other right which any person may have or hereafter acquire under any statu te, provision of the Certificate of Incorporation, provision of these Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

Section 5.5 **Insurance**. The Corporation may maintain insurance, at its expense, to protect itself and any director, o fficer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Section 5.6 **Indemnification of Employees and Agents of the Corporation**. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to the advancement o f expenses, to any employee or agent of the Corporation to the fullest extent of the provisions of this Article V with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

Section 5.7 **Contract Rights**. The rights to indemnification and to the advancement of expenses conferred in Section 5.1 and Section 5.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

ARTICLE VI

Stock

Section 6.1 **Certificates**. Certificates for stock of the Corporation shall be in such form as shall be approved by the Board of Directors and shall be signed in the name of the Corporation by the Chairman of the Board, the Chief Executive Officer, the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary. Such certificates may be sealed with the seal of the Corporation or a facsimile thereof. Any of or all the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agen t or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue. The Board of Directors may provide by resolution or resolutions that all or some of any class or series of stock of the Corporation shall be uncertificated shares. Within a reasonable time following the issuance or transfer of any uncertificated shares, the Corporation shall send to the registered owner thereof any w ritten notice prescribed by the DGCL.

Section 6.2 **Transfers of Stock**. Transfers of stock shall be made only upon the books of the Corporation by the holder, in person or by a duly authorized attorney, and on the surrender of the certificate or certificates for the sa me number of shares, with an assignment and power of transfer endorsed thereon or attached thereto, duly executed, with such proof of the authenticity of the signature as the Corporation or its agents may reasonably require. The Board of Directors shall have the power to make all such rules and regulations, not inconsistent with the Certificate of Incorporation and these Bylaws and the DGCL, as the Board of Directors may deem appropriate concerning the issue, transfer and registration of certificates for stock of the Corporation. The Board of Directors may appoint one or more transfer agents or registrars of transfers, or both, and may require all stock certificates to bear the signature of either or both.

Section 6.3 **Lost, Stolen or Destroyed Certificates**. The Corporation may issue a new stock certificate in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate or his or her legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of any such new certificate. The Board of Directors may require such owner to satisfy other reasonable requirements as it deems appropriate under the circumstances.

Section 6.4 **Stockholder Record Date**. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. If no record date is fixed by the Board of Directors, (1) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the date on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, and (2) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided, however*, that the Board of Directors may fix a new record date for the adjourned meeting.

Only such stockholders as shall be stockholders of record on the date so fixed shall be entitled to notice of, and to vote at, such meeting and any adjournment thereof, or to receive payment of such dividend or other distribution, or to exercise such rights in respect of any such change, conversion or exchange of stock, or to participate in such action, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any record date so fixed.

ARTICLE VII

Seal

Section 7.1 **Seal**. The seal of the Corporation shall be circular in form and shall bear, in addition to any other emblem or device approved by the Board of Directors, the name of the Corporation, the year of its incorporation and the words " **Corporate Seal**" and "**Delaware**". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

ARTICLE VIII

Waiver Of Notice

Section 8.1 **Waiver of Notice**. Whenever notice is required to be given to any stockholder or director of the Corporation under any provision of the DGCL or the Certificate of Incorporation or these Bylaws, a written waiver thereof, signed by the person or persons entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. In the case of a stockholder, such waiver of notice may be signed by such stockholder's attorney or proxy duly appointed in writing. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice.

ARTICLE IX

Checks, Notes, Drafts, Etc.

Section 9.1 **Checks, Notes, Drafts, Etc**. Checks, notes, drafts, acceptances, bills of exchange and other orders or obligations for the payment of money shall be signed by such officer or officers or person or persons as the Board of Directors or a duly authorized committee thereof may from time to time designate.

ARTICLE X

Amendments

Section 10.1 **Amendments**. These Bylaws may be amended, added to, rescinded or repealed at any meeting of the Board of Directors or meeting of the stockholders. With respect to each Controlled National Securities Exchange, or facility thereof, before any amendment to or repeal of any provision of the Bylaws of this Corporation shall be effective, the samc shall be submitted to the board of directors of each Controlled National Securities Exchange, and if the same must be filed with, or filed with and approved by, the Commission before the same may be effective, under Section 19 of the Exchange Act and the rules promulgated thereunder, then the same shall not be effective until filed with, or filed with and approved by, the Commission, as the case may be.

ARTICLE XI

Waiver Of Limits

Section 11.1 **Waiver of Ownership Limits and Voting Limits to Permit Merger.**

(a) The Board of Directors hereby waives (i) pursuant to Article FOURTH, Section III(a)(i) of the certificate of incorporation of the Corporation dated November 16, 2004, as amended ("**2004 Certificate**"), the restrictions on ownership of capital stock of the Corporation described in Article FOURTH, Section III(a)(i) of the 2004 Certificate, and (ii) pursuant to Article FOURTH, Section III(b)(i) of the 2004 Certificate, the restrictions on voting rights with respect to the capital stock of the Corporation as described in Article FOURTH, Section III(b)(i) of the 2004 Certificate, in each case solely in order to permit the merger and the other transactions contemplated by that certain Agreement and Plan of Merger, dated as of April 30, 2007, by and among Eurex Frankfurt AG, a stock corporation organized under the laws of the Federal Republic of Germany ("**Eurex Frankfurt**"), Ivan Acquisition Co., a Delaware corporation and a wholly-owned indirect subsidiary of Eurex Frankfurt, and the Corporation, under which the Corporation (A) will become a wholly-owned subsidiary of U.S. Exchange Holdings, Inc., a Delaware corporation that is a wholly-owned subsidiary of Eurex Frankfurt, and (B) will become an indirect subsidiary of Eurex Frankfurt, Eurex Zürich AG ("**Eurex Zürich**"), a stock corporation organized under the laws of Switzerland, Deutsche Börse AG ("**Deutsche Börse**"), a stock corporation organized under the laws of the Federal Republic of Germany, SWX Swiss Exchange ("**SWX**"), a stock corporation organized under the laws of Switzerland, SWX Group, a stock corporation organized under the laws of Switzerland, and Verein SWX Swiss Exchange, an association organized under the laws of Switzerland. For the purpose of this Article XI, Deutsche Börse, Eurex Frankfurt, Eurex Zürich, SWX, SWX Group, Verein SWX Swiss Exchange, and U.S. Exchange Holdings, Inc. are collectively referred to as the "**Upstream Owners**."

(b) In so waiving the applicable Ownership Limits and Voting Limits to allow ownership and voting of the capital stock of the Corporation by the Upstream Owners, the Board of Directors has determined, with respect to each Upstream Owner, that: (i) such waiver will not impair the ability of the Corporation and each Controlled National Securities Exchange, or facility thereof, to carry out its respective functions and responsibilities under the Exchange Act and the rules promulgated thereunder; (ii) such waiver is otherwise in the best interests of the Corporation, its stockholders, and each Controlled National Securities Exchange, or facility thereof; (iii) such waiver will not impair the ability of the Commission to enforce the Exchange Act; (iv) neither the Upstream Owner nor any of its Related Persons are subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Exchange Act); and (v) neither the Upstream Owner nor any of its Related Persons is a member (as such term is defined in Section 3(a)(3)(A) of the Exchange Act) of such Controlled National Securities Exchange.

Section 11.2 **Waiver of Ownership Limits and Voting Limits to Permit Transaction.**

(a) The Board of Directors hereby waives (i) pursuant to Article FOURTH, Section III(a)(i) of the certificate of incorporation of the Corporation dated December 23, 2008, as amended ("2008 Certificate"), the restrictions on ownership of capital stock of the Corporation described in Article FOURTH, Section III(a)(i) of the 2008 Certificate, an d (ii) pursuant to Article FOURTH, Section III(b)(i) of the 2008 Certificate, the restrictions on voting rights with respect to the capital stock of the Corporation as described in Article FOURTH, Section III(b)(i) of the 2008 Certificate, in each case sol ely in order to permit the transactions contemplated by that certain Share Purchase Agreement, dated as of June 7, 2011, between Deutsche Börse and SIX Group AG (formerly SWX Group) and SIX Swiss Exchange AG (formerly SWX), under which the Corporation will become an indirect subsidiary of Eurex Global Derivatives AG ("EGD"), a stock corporation organized under the laws of Switzerland (the "Transaction"). At the time the Transaction is consummated, EGD will be referred to as an Upstream Owner, and SIX Group AG, SIX Swiss Exchange AG, and Verein SIX Swiss Exchange (formerly Verein SWX Swiss Exchange) will no longer be referred to as Upstream Owners.

(b) In so waiving the applicable Ownership Limits and Voting Limits to allow ownership and voting of the capital st ock of the Corporation by EGD, the Board of Directors has determined, with respect to EGD, that: (i) such waiver will not impair the ability of the Corporation and each Controlled National Securities Exchange, or facility thereof, to carry out its respective functions and responsibilities under the Exchange Act and the rules promulgated thereunder; (ii) such waiver is otherwise in the best interests of the Corporation, its stockholders, and each Controlled National Securities Exchange, or facility thereof; (iii) such waiver will not impair the ability of the Commission to enforce the Exchange Act; (iv) neither EGD nor any of its Related Persons are subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Exchange Act); and (v) neither EGD nor any of its Related Persons is a member (as such term is defined in Section 3(a)(3)(A) of the Exchange Act) of such Controlled National Securities Exchange.

EXECUTION COPY

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

LONGITUDE LLC

DATED AS OF JANUARY 4, 2007

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

LONGITUDE LLC

This Amended and Restated Limited Liability Company Agreement of Longitude LLC (the "Company") is made, entered into and effective as of January 3, 2007, by and among International Securities Exchange Holdings, Inc., a Delaware corporation ("ISE") and each other Person set forth in Schedule I hereto, who, in accordance with the terms hereof, may become a party to or be bound by the terms of this Agreement after the date hereof.

ARTICLE I.
DEFINITIONS

1.1. Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:

"Act" shall mean the Delaware Limited Liability Company Act, Sections 18-101 et seq. of Title 6 of the Delaware Code, as amended from time to time.

"Additional Member" shall mean any Person admitted to the Company as a Member after the date hereof pursuant to the terms of this Agreement.

"Affiliate" shall mean with respect to any Person (i) any other Person that directly or indirectly through one or more intermediaries Controls or is Controlled by or is under common Control with such Person, (ii) any officer, director or member of such Person and (iii) if such Person is an officer, director or member of any company, the company for which such Person acts in any such capacity.

"Affiliate Transaction" shall have the meaning set forth in Section 4.6.

"Agreed net fair market value" shall have the meaning set forth in Section 6.7(b).

"Agreement" shall mean this Amended and Restated Limited Liability Company Agreement of Longitude LLC, including any Schedules hereto, as it may hereafter be amended, modified or supplemented from time to time.

"Bankruptcy" shall mean, with respect to the affected party, (i) the entry of an Order for Relief under Title 11 of the United States Code, (ii) the admission by such party of its inability to pay its debts as they mature, (iii) the making by it of an assignment for the benefit of creditors, (iv) the filing by it of a petition in bankruptcy or a petition for relief under Title 11 of the United States Code or any other applicable Federal or state bankruptcy or insolvency law, (v) the expiration of sixty (60) days after the filing of an involuntary petition under Title 11 of the United States Code, an application for the appointment of a receiver for the assets of such party, or an involuntary petition seeking liquidation, reorganization, arrangement or readjustment of its debts under any other Federal or state insolvency law, provided that the same shall not have been vacated, set aside or stayed within such sixty (60) day period or (vi) the imposition of a judicial or statutory lien on all or a substantial part of its assets unless such lien is discharged or vacated or the enforcement thereof stayed within sixty (60) days after its effective date. With respect to a Member, the foregoing definition of "Bankruptcy" is intended to replace and shall supersede and replace the definition of "bankruptcy" set forth in Sections 18-101(1) and 18-304 of the Act.

"Beneficial Owner" of any interest shall mean a Person who, together with his or its Affiliates, is or may be deemed a beneficial owner of such interest for purposes of Rule 13d-3 or 13d-5 under the Securities Exchange Act of 1934, as amended.

"Board of Managers" shall mean the governing board of the Company, constituted in accordance with the provisions of Article III hereof. Each member of the Board of Managers shall constitute a "manager" within the meaning of the Act.

"Book Value" with respect to any Company Asset shall mean its adjusted basis for Federal income tax purposes, except that the initial Book Value of any asset contributed by a Member to the Company shall be an amount equal to the fair market value of such asset as determined by the Board of Managers, and such Book Value shall thereafter be adjusted in a manner consistent with Treasury Regulations Section 1.704-l(b)(2)(iv)(g), including as a result of any revaluations pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) in the sole discretion of the Board of Managers.

"Capital Account" when used in respect of any Member shall mean the Capital Account maintained for such Member in accordance with Section 6.7, as said Capital Account may be increased or decreased from time to time pursuant to the terms of Section 6.7.

"Capital Call" shall have the meaning set forth in Section 6.2(a).

"Capital Call Date" shall have the meaning set forth in Section 6.4(b).

"Capital Contribution" when used with respect to any Member shall mean the amount of capital contributed by such Member in accordance with Article VI.

"Certificate of Formation" shall mean the certificate of formation of the Company filed with the Secretary of State of the State of Delaware on January 24, 2006, as the same may be amended and/or restated from time to time.

"Code" shall mean the Internal Revenue Code of 1986, as amended, or any corresponding provision(s) of succeeding law.

"Company Assets" shall mean all right, title and interest of the Company in and to all or any portion of the assets of the Company, including, without limitation, securities of, and ownership interests in, Subsidiaries of the Company, and any property (real, personal, tangible or intangible) acquired in exchange therefor or in connection therewith.

"Control" shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of another Person, whether through the ownership of voting securities or other ownership interests or by contract or otherwise.

"Core Items" shall mean (i) activities related to gaming, (ii) any instrument involving the reported earnings of companies, and (iii) any instrument involving volatility products.

"Damages" shall have the meaning set forth in Section 2.7.

"Distributable Funds" shall mean all cash receipts of the Company (or released from reserves) during any period, as reduced by the setting aside during such period of such reserves as the Board of Managers may deem reasonably necessary for the discharge of liabilities or obligations of the Company and as increased by the release of any such reserves as determined by the Board of Managers.

"Distribution Deficiency" shall have the meaning set forth in Section 7.1(b).

"Drag-Along Purchaser" shall have the meaning set forth in Section 9.3(a).

"Drag Along Rights" shall have the meaning set forth in Section 9.3(a).

"Dragged Members" shall have the meaning set forth in Section 9.3(a).

"Drag Sale" shall have the meaning set forth in Section 9.3(a).

"Electronic Transmission" shall have the meaning set forth in Section 3.2(h).

"Fiscal Year" shall mean the fiscal year of the Company, which shall be each twelve-month period ending December 31 of each year; provided, however, that for the period ending December 31, 2007, "Fiscal Year" shall mean the period commencing on the date of this Agreement and ending on December 31, 2007; and provided, further, upon termination of the Company, "Fiscal Year" shall mean the period from the end of the last preceding Fiscal Year to the date of such termination.

"Indebtedness" shall mean (i) all indebtedness for borrowed money or for the deferred purchase price of property, goods and services, including reimbursement, and all other obligations, absolute or contingent, with respect to surety bonds, letters of credit and bankers' acceptances whether or not matured, and hedges, swaps and other derivative contracts and financial instruments, (ii) all obligations evidenced by notes, bonds, debentures, or similar instruments, (iii) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to acquired property (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (iv) all capital lease obligations, (v) all indebtedness referred to in clause (i), (ii), (iii) or (iv) above secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any lien upon or on property owned by the Company or any wholly-owned Subsidiary of the Company (including accounts or contract rights), even though the Company or such wholly-owned Subsidiary of the Company has not assumed or become liable for such indebtedness, and (vi) all guaranteed indebtedness of others.

"Independent Accountants" shall have the meaning set forth in Section 4.8(a).

"Initial Public Offering" shall mean the first offering of newly issued or outstanding equity securities of the Company or its successor that is registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended.

"IRS" shall mean the Internal Revenue Service and any successor agency or entity thereto.

"LIBOR" shall mean the rate for deposits in United States Dollars for a period of two-months which appears on the Telerate Page 3750 as of 11:00 a.m., London time, on the Capital Call Date (or if such date is not a London Banking Day, then the next succeeding London Banking Day).

"London Banking Day" shall mean any day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in London.

"Managers" shall have the meaning set forth in Section 3.2(a).

"Member" shall mean (i) ISE, for so long as it hold any Shares, (ii) any transferee of any Share who has been admitted to the Company as an Additional Member in accordance with the terms of this Agreement, and (iii) any other Person who has been admitted to the Company as an Additional Member in accordance with this Agreement.

"Offeree" shall have the meaning set forth in Section 9.5.

"Officer" shall have the meaning set forth in Section 3.2(l).

"Organizational Documents" shall mean (if applicable) (i) with respect to a corporation, such Person's certificate or articles of incorporation and by-laws (including any constitution or rules constituting such by-laws), and any shareholder agreement, voting agreement, voting trust or similar arrangement applicable to any of such Person's authorized shares of capital stock, (ii) with respect to a partnership, such Person's certificate of limited partnership, if any, partnership agreement, voting trusts, voting agreements or similar arrangements applicable to any of its partnership interests or (iii) with respect to a limited liability company, such Person's certificate of formation, limited liability company or operating agreement, voting trusts, voting agreements or similar arrangements applicable to any of its limited liability company interests.

"Parent" shall mean, with respect to any Member, the ultimate Beneficial Owner, if any, of all of such Member's equity securities (together with any partnership, corporation, trust or other organization in whatever form that succeeds to all or substantially all of the assets and business of such Person).

"Percentage Interest" shall equal, with respect to any Member, the aggregate number of Shares then held by such Member divided by the aggregate number of Shares then issued and outstanding, expressed as a percentage.

"Permitted Transferee" shall have the meaning given in Section 9.1.

"Person" shall mean an individual, corporation (including any non-profit corporation), association, general or limited partnership, organization, business, firm, limited liability company, joint venture, trust, estate or other entity, association or organization, whether constituting a separate legal entity or not.

"Profits" and "Losses" for any period shall mean the taxable income or loss, as the case may be, of the Company for such period determined in accordance with

Code Section 703(a) and Treasury Regulation Section 1.703-1 computed with the following adjustments:

(i) Items of gain, loss, and deduction shall be computed based upon the Book Values of the Company's assets (in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g) and/or 1.704-3(d)) rather than upon the assets' adjusted bases for Federal income tax purposes;

(ii) Any tax exempt income received by the Company shall be included as an item of gross income;

(iii) The amount of any adjustments to the Book Values of any assets of the Company pursuant to Code Section 743 shall not be taken into account; and

(iv) Any expenditure of the Company described in Code Section 705(a)(2)(B) (including any expenditure treated as being described in Code Section 705(a)(2)(B) pursuant to Treasury Regulation under Code Section 704(b)) shall be treated as a deductible expense.

"Share" shall mean an interest of a Member in the Company, including the right of such Member to any and all benefits to which a Member may be entitled as provided in this Agreement, together with the obligations of such Member to comply with all the terms and provisions of this Agreement, representing such fractional part of the interests of all Members in the Company as equals a fraction, the numerator of which shall equal one, and the denominator of which shall equal the aggregate number of Shares then held by all Members. The Company may only issue Shares of the same class or series. The Company may issue fractional Shares.

"Share Fair Market Value" shall mean, at any time with respect to any Shares, the fair market value, as determined by the Board of Managers and as approved by the Members owning not less than 67% of the then outstanding Shares, of the distributions that the holder of such Shares would receive pursuant to Section 10.2(iii) upon the hypothetical liquidation of the Company at such time.

"Significant Decision" shall have the meaning set forth in Section 3.3.

"Subsidiary" shall mean, with respect to any Person, (x) any other Person which such Person Controls and (y) in which such Person owns a majority of the outstanding capital stock or other ownership interests.

"Tag-Along Buyer" shall have the meaning set forth in Section 9.3.

"Tag-Along Notice" shall have the meaning set forth in Section 9.3.

"Tax Matters Member" shall initially be ISE who shall serve as Tax Matters Member until such time as a successor Tax Matters Member is appointed by the Board of Managers.

"Tax Preparer" shall have the meaning set forth in Section 4.8(a).

"Terminating Event" has the meaning given in Section 8.1.

"Transfer" shall have the meaning set forth in Section 9.1.

"Treasury Regulations" shall mean the regulations promulgated under the Code, as such regulations are in effect on the date hereof.

1.2. Terms Generally. For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a) the terms defined herein have the meanings assigned to them herein and include both the plural and the singular, as the context may require;

(b) the words "herein," "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision;

(c) any reference to an Article, Section, Annex or Schedule refers to an Article or Section of, or Annex or Schedule to, this Agreement, unless otherwise provided;

(d) the words "including" and "include" and other words of similar import shall be deemed to be followed by the phrase "without limitation."

ARTICLE II.

THE COMPANY AND ITS BUSINESS

2.1. Formation of the Company; Effectiveness. Prior to the date hereof, the Certificate of Formation was filed with the Secretary of State of the State of Delaware. The Members hereby agree to execute and file any required amendments to the Certificate of Formation and shall do all other acts required for the constitution of the Company as a limited liability company under the laws of the State of Delaware. The Members and the Board of Managers hereby ratify and approve the execution, delivery and filing of the original Certificate of Formation with the Secretary of State of the State of Delaware by Joseph W. Ferraro III, and all other certificates executed, delivered and filed as of the date hereof with the Secretary of State of the State of Delaware by any Officer of the Company, as an authorized person within the meaning of the Act. Thereafter, Joseph W. Ferraro III's powers as an authorized person ceased, and any Person authorized by the Board of Managers as an authorized person within the meaning of the Act shall execute, deliver and file, or cause the execution, delivery and filing of, all certificates (and any amendments and/or restatements thereof) required or permitted by the Act to be filed with the Secretary of State of the State of Delaware.

2.2. Company Name. The business of the Company shall be conducted under the name of "Longitude LLC" in the State of Delaware and under such name or such assumed or trade names as the Board of Managers deem necessary or appropriate to comply with the requirements of any other jurisdiction in which the Company may be required to qualify.

2.3. Term. The term of the Company commenced on the date the Secretary of State of the State of Delaware accepted for filing the Certificate of Formation for the Company and shall continue until the Company is dissolved pursuant to ARTICLE X of this Agreement.

2.4. Business; Scope of Members' Authority.

(a) The Company is organized for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act and engaging in any and all activities necessary, convenient, desirable or incidental to the foregoing, including, without limitation, acquiring, holding, managing, operating and disposing of real and personal property.

(b) Except as otherwise expressly and specifically provided in this Agreement, no Member shall have any authority to bind or act for, or assume any obligations or responsibility on behalf of, any other Member or the Company. Neither the Company nor any Member shall, by virtue of executing this Agreement, be responsible or liable for any Indebtedness or obligation of the other Members incurred or arising either before or after the execution of this Agreement, except that the Company shall be responsible for the responsibilities, liabilities, Indebtedness and obligations of the Company incurred after the date hereof pursuant to and as limited by the terms of this Agreement.

2.5. Principal Office; Registered Agent. The principal office of the Company shall be at 60 Broad Street, New York, New York 10004. The Company may change its place of business to such location or locations as may at any time or from time to time be determined by the Board of Managers. The mailing address of the Company shall be at 60 Broad Street, New York, New York 10004, or such other address as may be selected from time to time by the Board of Managers. The registered office and registered agent in the State of Delaware of the Company shall be c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

2.6. Names and Addresses of Members. The names and addresses of the Members are set forth on Schedule I hereto, as such schedule shall be amended from time to time to reflect changes in the Members or their addresses. As of the date of this Agreement, ISE shall be admitted to the Company as Member.

2.7. Certain Representations by Members. Each Member represents, warrants, agrees and acknowledges that, as of the date hereof, (i) it has been duly authorized to purchase and hold its Shares and to execute and deliver this Agreement and all other instruments executed and delivered on behalf of it in connection with the acquisition of its Shares, (ii) the execution and delivery of this Agreement and the performance of its obligations hereunder will not result in a breach or violation of, a default under, or conflict with (A) its Organizational Documents or (B) any existing agreement to which it or any of its properties or assets is subject, other than in the case of clause (ii) (B) above, such breaches, violations, defaults and conflicts that will not materially adversely affect the ability of the Company and the Members to consummate the transactions and acts contemplated by this Agreement and, to the best of its knowledge, will not subject the Company or the Members to any material liability or materially and adversely affect the ability of the Company or any Subsidiary of the Company to conduct its business as currently conducted or as proposed to be conducted, (iii) this Agreement has been duly authorized, executed and delivered by, and is a binding agreement on the part of, such Member enforceable against such Member in accordance with its terms, and (iv) all authorizations, consents, approvals, orders, notices, filings, registrations, qualifications and exemptions of, with or from any court, administrative agency or commission or other Federal, state or local governmental authority and agencies, departments or subdivisions thereof or any self-regulatory authority required to be obtained or made by or on behalf of such Member in connection with the execution of this Agreement or the performance of its obligations hereunder, to its knowledge, have been duly obtained or made by such Member and are in full force and effect, other than authorizations, consents, approvals, orders, notices, filings, registrations, qualifications and exemptions the absence of which would not have individually or in the aggregate a material adverse effect on the transactions contemplated by this Agreement. Each Member agrees to indemnify the Company and each other Member against any and all claims, demands, losses, damages, liabilities, lawsuits and other proceedings, judgments and awards, and costs and expenses (including, but not limited to, reasonable attorneys' fees) (collectively, "Damages") incurred by the Company or any such other Member or any Affiliate of any Member arising from any breach by such Member of any of the foregoing representations and warranties.

2.8. Withholding Tax. Each Member represents and warrants that it is not a foreign partner under Section 1446(e) of the Code.

ARTICLE III.

MANAGEMENT OF COMPANY BUSINESS

3.1. Management and Control.

(a) Except as otherwise specifically set forth in this Agreement, the Board of Managers of the Company, acting in accordance with the terms of this Agreement, including, but not limited to, Sections 3.2 through 3.4 shall have the right, power and authority to oversee the business and affairs of the Company and to do all things necessary to manage the business of the Company, and the Board of Managers is hereby authorized to take any action of any kind and to do anything and everything the Board of Managers deems necessary or appropriate in accordance with the provisions of this Agreement and applicable law. Any action taken by the Board of Managers in accordance with the terms of this Agreement that is not otherwise in violation of applicable law shall constitute the act of, and shall serve to bind, the Company.

(b) No Member shall take any action on behalf of or in the name of the Company, or enter into any commitment or obligation binding upon the Company, except for actions authorized by the Board of Managers in the manner set forth herein. Each Member shall defend, indemnify and hold harmless the Company, the other Members and their respective Affiliates from and against any and all claims, demands, losses, damages, liabilities, lawsuits and other proceedings, judgments and awards, and costs and expenses (including reasonable attorneys' fees) arising, directly or indirectly, in whole or in part, out of any breach of this Section 3.1(b) by such Member.

3.2. Appointment of Managers; Removal of Managers; Meetings of Managers and Members; Officers.

(a) For so long as ISE holds 51% of the Percentage Interest in the Company, ISE shall be entitled to appoint a majority of the Managers (each, a "Manager" and collectively, the "Managers") to the Board of Managers and each Member, other than ISE, shall be entitled to appoint one Manager per each 9.8% of Percentage Interests it holds in the Company to the Board of Managers. In the event that ISE continues to hold any Shares of the Company, but ceases to hold 51% of the Percentage Interest in the Company, ISE shall be entitled to appoint (i) one Manager plus (ii) one additional Manager per each 9.8% of Percentage Interests it holds in the Company, and, in that event each Member other than ISE shall be entitled to appoint one Manager per each 9.8% of Percentage Interests it holds in the Company to the Board of Managers. Each Manager shall be an officer, director, or partner of the Member that appoints such Manager to the Board of Managers. The names and addresses of the then current Managers shall be set forth in Schedule II hereto, such Schedule to be amended from time to time by the Board of Managers.

(b) Each Manager shall hold office until his death, resignation or removal as set forth in this Section 3.2(b). Any Manager may resign at any time upon written notice to the Board of Managers. Such resignation shall take effect at the time specified therein, and unless specified therein, no acceptance of such resignation shall be necessary to make it effective. Any Manager may be removed with or without cause only by the Member that appointed such Manager. Any Manager that dies, resigns or is removed shall be replaced as Manager by the Member that appointed such Manager.

(c) The Board of Managers may hold meetings, both regular and special, either within or without the State of Delaware.

(d) Regular meetings of the Board of Managers may be called by any Manager on fifteen (15) business day's prior notice to each member of the Board of Managers, either personally or by mail or by facsimile, at such time and such place as from time to time shall be determined by the Board of Managers, but in any event shall be held at least once every quarter.

(e) Special meetings of the Board of Managers may be called by any Manager on five (5) day's prior notice to each member of the Board of Managers, either personally or by mail or by facsimile. Such notice shall state the purpose or purposes for which the special meeting is called.

(f) At all meetings of the Board of Managers, a majority of all Managers, present in person or represented by proxy, shall constitute a quorum for the transaction of business and, provided proper notice has been given to the Managers, the act of a majority of the Managers, present in person or represented by proxy, at any meeting at which there is a quorum shall be the act of the Board of Managers and, subject to the terms of this Agreement, shall conduct, oversee and manage the business and affairs of the Company.

(g) Special meetings of the Members may be called by the then current President of the Company, the Board of Managers or by Members holding in the aggregate at least 67% of the number of then outstanding Shares on two (2) business days' proper prior notice to each Member, either personally or by mail, facsimile or electronic transmission, at such date, time and place set forth in such notice.

(h) Any action required or permitted to be taken at any meeting of the Board of Managers or Members (including the election, removal and replacement of Managers) may be taken without a meeting if (i) notice of the proposed action (including the written consent in question) is received by all Managers or Members, as applicable, at least two (2) business days before the effective date of the action covered by the written consent, (ii) in the case of action by the Board of Managers, no Manager has prior to such effective date requested, by notice to the Company and all the other Managers, that the action in question be taken at a special meeting of the Board of Managers, unless such Manager shall have withdrawn his or her request for such a special meeting, and (iii) the Managers or Members, as the case may be, unanimously consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of the Company. As used in this Agreement, "electronic transmission" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

(i) Managers or Members may participate in a meeting of the Board of Managers or Members, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

(j) Each Manager shall have the right to receive all printed information distributed to any member of the Board of Managers in his or her capacity as a Manager.

(k) Each Manager may authorize another Manager or the Secretary of the Company to act for such Manager by proxy at any meeting of the Board of Managers. Any proxy granted hereunder may only be granted in writing, by means of electronic transmission or as otherwise permitted by applicable law.

(l) Notwithstanding Section 3.2(*f*), a quorum will not exist at any meeting of the Board of Managers unless at least one Manager appointed by ISE is present in person or represented by proxy at the meeting. If a quorum does not exist at a properly noticed meeting of the Board of Managers solely because such requirement is not met, and such meeting is rescheduled by proper notice to another date, then a quorum will be deemed to exist at such rescheduled meeting for the items that were on the agenda at the adjourned meeting at which the quorum did not exist, provided that at least a majority of Managers are present in person or by proxy and notwithstanding that at least one Manager appointed by ISE might not be present.

(m) The Board of Managers may appoint one or more officers of the Company (each, an "Officer"), including, without limitation, a President, a Chief Executive Officer, a Chief Operating Officer, a Secretary, a Treasurer, one or more Vice Presidents and one or more Assistant Secretaries, and Assistant Vice Presidents. Any two or more offices may be held by the same person. Each such Officer shall have delegated to him or her the authority and power to execute and deliver on behalf of the Company (and to cause the Company to perform) any and all such contracts, certificates, agreements, instruments and other documents, and to take any such action, as the Board of Managers deems necessary or appropriate, all as may be set forth in a resolution of the Board of Managers. In addition, unless the Board of Managers decides otherwise, if the title given to such Officer is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. The Officers shall serve at the pleasure of the Board of Managers, and the Board of Managers may remove any person as an Officer and/or appoint additional persons as Officers. Any Officer may resign at any time by giving written notice of such resignation to the Company. Unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by the Company and the acceptance of such resignation shall not be necessary to make it effective. Any person or entity dealing with the Company may conclusively presume that an Officer specified in such a written delegation of authority who executes a contract, certificate, agreement, instrument or other document on behalf of the Company has the full power and authority to do so and each such document shall, for all purposes, be duly authorized, executed and delivered by the Company upon execution and delivery by such Officer.

(n) The Officers, to the extent of their powers set forth in this Agreement or otherwise vested in them by action of the Board of Managers not inconsistent with this Agreement, are agents of the Company for the purpose of conducting the business and affairs of the Company, and the actions of any Officer taken in accordance with such powers shall bind the Company and any third party dealing with such Officer shall be entitled to rely conclusively (without making inquiry of any kind) on any actions so taken as being properly authorized by the Company.

3.3. Significant Decisions. The Company shall not, and no Officer, employee or Manager of the Company shall have the power or authority to cause the Company to, without the prior consent of the disinterested Members owning not less than 67% of the then outstanding Shares, take any action in respect of a Significant Decision.

For purposes of this Agreement, each of the following matters shall constitute a "Significant Decision":

(a) subject to Section 11.1, the adoption, amendment, alteration or repeal of any provision or term of any Organizational Document of the Company;

(b) any merger or consolidation involving, or any reorganization, dissolution (other than as expressly provided in Article X hereof) involving, or any sale of all or a substantial portion of the assets, liquidation or other winding-up or termination of, filing for protection under applicable bankruptcy laws by, the Company (or the adoption of a plan to do any of the foregoing) or any other transaction that would result in a change of Control of the Company;

(c) any issuance of equity securities or securities convertible into or exchangeable for equity securities of the Company;

(d) except as provided for in Section 9.1 hereof, the redemption, purchase, repurchase or other acquisition for value of any Shares or any debt securities of the Company or any wholly-owned Subsidiary of the Company (except to the extent such Shares or debt security is required to be so redeemed, purchased, repurchased or otherwise acquired in accordance with the terms of this Agreement);

(e) the entering into of any contract or transaction with or for the direct or indirect benefit of, or payment or provision of any money or other form of consideration, directly or indirectly, to or for the benefit of, or assumption, guarantee or becoming otherwise liable for any indebtedness or other obligation of, or sale, lease (as lessor or lessee), transfer, giving or other assignment or acquisition of any properties or assets, tangible or intangible, or services to or from, any Member or any of their respective Affiliates;

(f) taking any action or failing to take any action that could reasonably be expected to result in (i) the Company failing to be treated as a partnership for U.S. Federal income tax purposes or (ii) the termination of the Company under Section 708(b) of the Code;

(g) other than with respect to the Capital Contribution referred to in Section 6.1(a), making a Capital Call or otherwise accepting contributions of capital from any Member after the date hereof;

(h) cause any settlement of any litigation or other governmental proceeding or which provides for the release of a Manager from any liability for damages to the Company caused by fraud or willful misconduct of such Manager;

(i) issuing any note, bond or other debt security or creating, incurring, assuming, refinancing or guaranteeing any debt, mortgage or any capitalized lease obligation, which individually or in the aggregate is an amount in excess of $250,000;

(j) subject to Section 3.4, sell, transfer, assign, hypothecate, encumber, license or sublicense any material intellectual property rights of the Company or any of its Subsidiaries, including its licenses, franchises, permits, patents, patent rights, copyrights, works that are the subject matter of copyrights, trademarks, tradenames, trade styles, patent and trademark applications or any rights under any of the foregoing; any extensions, renewals, reissues, or configurations of the same; any inventions, trade secrets, formulae, processes, compounds, drawings, designs, blueprints, surveys, reports, manuals, or operation standards; or any trade secrets or contract rights relating to computer hardware or software programs;

(k) take any action or fail to take any action that materially increases the risk that any Member of the Company has a personal liability for any of the Company's obligations; and

(l) entering into, assuming or becoming bound by any contract to do any of the foregoing, or otherwise attempting to do any of the foregoing, either directly or indirectly.

Notwithstanding anything to the contrary contained herein, any action required to be taken by the Company pursuant to Article VII shall not be deemed a Significant Decision.

3.4. Core Items. Notwithstanding any of the foregoing, without the prior written consent of ISE, the Company shall not, and no Officer, employee or Manager of the Company shall have the power or authority to cause the Company to sell, transfer, assign, hypothecate, encumber, license or sublicense any material intellectual property rights of the Company or any of its Subsidiaries relating to Core Items, including its licenses, franchises, permits, patents, patent rights, copyrights, works that are the subject matter of copyrights, trademarks, tradenames, trade styles, patent and trademark applications or any rights under any of the foregoing; any extensions, renewals, reissues, or configurations of the same; any inventions, trade secrets, formulae, processes, compounds, drawings, designs, blueprints, surveys, reports, manuals, or operation standards; or any trade secrets or contract rights relating to computer hardware or software programs.

3.5. Support Services. (a) ISE shall be solely responsible and liable for, and ISE covenants that it shall provide, either directly through ISE or indirectly through an Affiliate or as Longitude, all benefit programs, payroll infrastructure, benefit and similar plans for the employees, directors and officers who provide services to Longitude and ISE further agrees that it shall amend any of its current benefit and employee plans as may be reasonably necessary to comply with its obligations under this clause (a); (b) ISE agrees that it shall be responsible for all withholding obligations and administration required under such programs, plans and infrastructure (including any government filings, plan testing and employee communications that relate to the programs, plans and infrastructure); and (c) ISE covenants that any plans, services, programs and related services provided pursuant to this Section 3.5 shall comply with all applicable law.

3.6. Compensation of Managers. Managers shall not be entitled to receive any compensation for their services on the Board of Managers. Notwithstanding the immediately preceding sentence, (i) reasonable expenses incurred by the Managers in connection with travel to and from meetings of the Board of Managers shall be reimbursed by the Company (it being understood that the expenses of either all of the Managers or none of the Managers shall be reimbursed) and (ii) reasonable expenses incurred by any Manager in connection with travel for the business of the Company which has been authorized in accordance with procedures approved by the Board of Managers shall be reimbursed by the Company.

ARTICLE IV.

RIGHTS AND DUTIES OF MEMBERS

4.1. Other Activities of the Members. This Agreement shall not be construed to create any duty or obligation on the part of any of the Members, the Company or any other person employed by, related to or in any way affiliated with any Member or the Company to disclose or offer to the Company or the Members, or obtain for the benefit of the Company or the Members, any other activity or venture or interest therein, or to create on the part of the Company, any of the Members, any creditors of the Company or any other Person having any interest in the Company (i) any claim, right or cause of action against any of the Members or any other Person employed by, related to or in any way affiliated with, any of the Members by reason of any direct or indirect investment or other participation, whether active or passive, in any other activity or venture or interest therein or (ii) any right to any such activity or venture or interest therein or the income or profits derived therefrom.

4.2. Liability of Members, Managers and Officers.

(a) Except as otherwise expressly provided herein, no Member (including any Member acting in its capacity as the Tax Matters Member), Manager or Officer of the Company shall be liable, responsible or accountable in damages or otherwise, with respect to matters or actions relating to the Company, under this Agreement to the Company or to any other Member or Manager for (i) any act performed or omission made in good faith except for fraud or the willful misconduct of such Member, Manager or Officer, (ii) such Member's, Manager's or Officer's performance of, or failure to perform, any act on the reasonable reliance on advice of legal counsel to the Company or (iii) the negligence, malfeasance or bad faith of any agent, consultant or broker of the Company selected, engaged or retained in good faith. In any threatened, pending or completed action, suit or proceeding, each Member (including any Member acting in its capacity as the Tax Matters Member), Manager and Officer shall be fully protected and indemnified and held harmless by the Company to the fullest extent permitted by applicable law against all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, proceedings, costs, expenses and disbursements of any kind or nature whatsoever (including, without limitation, reasonable attorneys' fees, costs of investigation, fines, judgments and amounts paid in settlement, actually incurred by such Member, Manager or Officer in connection with such action, suit or proceeding) by virtue of its status as a Member (including by virtue of any Member's status as the Tax Matters Member), Manager or Officer, as the case may be, or with respect to any action or omission taken or suffered in good faith, on advice of legal counsel, other than liabilities and losses resulting from fraud or the willful misconduct of such Member, Manager or Officer. The indemnification provided by this Section 4.2(a) shall be recoverable only out of the assets of the Company, and no Member or Manager shall have any personal liability on account thereof.

(b) Each Member and Manager shall defend and indemnify the Company, each Subsidiary and the other Members and Managers and their respective Affiliates against and shall hold it and them harmless from any claims, demands, damage, loss, liability, lawsuit and other proceedings, judgment, award, cost or expense (including reasonable attorneys' fees) as and when incurred by the Company or such Subsidiaries or such other Members and Managers or their respective Affiliates in connection with or resulting from such indemnifying Member's or Manager's gross negligence, fraud or willful misconduct in connection with the Company's or Subsidiary's business.

(c) To the extent that, at law or in equity, a Member, Manager or Officer of the Company has duties (including fiduciary duties) and liabilities relating thereto to the Company or to another Member or Manager, such Member, Manager or Officer of the Company acting in connection with the Company's business or affairs, shall not be liable to the Company or to any Member or Manager for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Member, Manager or Officer of the Company otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Member, Manager or Officer of the Company in the context of this Agreement.

4.3. Investment Representations. Each Member represents that it has acquired its Shares for its own account for investment purposes only and not with a view to the distribution or resale thereof, in whole or in part, and each Member agrees that it will not Transfer all or any portion of, or offer to Transfer all or any portion of, such Shares, or solicit offers to buy from or otherwise approach or negotiate in respect thereof with any Person or Persons whomsoever, all or any portion of such Shares (i) in any manner which would violate or cause the Company or any Member to violate applicable Federal or state securities laws and (ii) other than in accordance with the provisions of this Agreement.

4.4. Legend. The Company may issue certificates representing Shares and in the event that the Company issues such certificates, such certificates shall bear substantially the following legend:

> "THE SHARES REPRESENTED HEREBY WERE ORIGINALLY ISSUED AS OF _____________, HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN EXEMPTION FROM REGISTRATION THEREUNDER OR IN VIOLATION OF ANY SUCH STATE SECURITIES LAWS. THE SECURITIES REPRESENTED HEREBY ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AND CERTAIN OTHER AGREEMENTS SET FORTH IN THE AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF THE COMPANY AND THE COMPANY RESERVES THE RIGHT TO REFUSE THE TRANSFER OF THE SHARES REPRESENTED HEREBY UNTIL THE CONDITIONS THEREIN HAVE BEEN FULFILLED WITH RESPECT TO SUCH TRANSFER. UPON WRITTEN REQUEST, A COPY OF THE AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT SHALL BE FURNISHED BY THE COMPANY TO THE HOLDER HEREOF WITHOUT CHARGE."

4.5. Limited Liability of Members.

(a) Except as otherwise expressly provided herein or in the Act, no Member (and no director, officer, employee or controlling Person (if any) of such Member) shall be bound by, or be personally liable for, any expense, liability, indebtedness or obligations of the Company or any Subsidiary of the Company or of any other Member. Moreover, except as otherwise expressly provided herein or in the Act or for breach of this Agreement, no Member (and no director, officer, employee or controlling Person (if any) of such Member) shall have any liability under this Agreement to the Company or any other Member other than, with respect to such Member only, its Capital Contributions. The Members shall not be required to contribute any amounts in excess of the amounts set forth in Section 6.1 hereof.

(b) To the fullest extent permitted by applicable law, recourse for any monetary liability or obligation of a Member to the Company or any other Member under this Agreement shall be had only against the Shares held by such Member or the value thereof, and not against other assets of such Member.

(c) Notwithstanding Sections 4.5(a) and (b) hereof, each Member shall be fully liable to contribute its Capital Contribution in accordance with Section 6.1(a).

4.6. Dealing with Members. The fact that a Member, an Affiliate of a Member or any officer, director, employee, partner, consultant or agent of a Member, is directly or indirectly interested in or connected with any person, firm or corporation employed by the Company to render or perform a service, or from or to whom the Company may buy or sell any property or have other business dealings, shall not prohibit the Company from employing such person, firm or corporation or from dealing with him or it (each, an "Affiliate Transaction") on arm's-length terms, and neither the Company nor any of the Members shall have any rights in or to any income or profits derived therefrom by the party to any such Affiliate Transaction. In addition to any other approval required under this Agreement, all Affiliate Transactions shall be approved by a majority of the disinterested Managers of the Board of Managers in respect of such Affiliate Transaction.

4.7. Designation of Tax Matters Member.

(a) The Tax Matters Member shall act as the "tax matters partner" of the Company, as provided in the regulations pursuant to Section 6231 of the Code. The Tax Matters Member shall initially be ISE, which shall serve as Tax Matters Member until such time as a successor Tax Matters Member is appointed by the Board of Managers. Any Person serving as the Tax Matters Member may be removed and a new Tax Matters Member may be appointed by the Board of Managers. Any Tax Matters

Member who is to be replaced by a successor Tax Matters Member in accordance with this Section 4.7(a) shall certify that another Member has been selected as the Tax Matters Member of the Company by filing a statement to that effect with the IRS in the form and manner prescribed by Section 301.6231(a)(7)-1(d) of the Treasury Regulation. Each Member hereby approves of such designation and agrees to execute, certify, acknowledge, deliver, swear to, file and record at the appropriate public offices such documents as may be deemed necessary or appropriate to evidence such approval. To the extent and in the manner provided by applicable Code sections and Treasury Regulations thereunder, the Tax Matters Member (i) shall furnish the name, address, profits interest and taxpayer identification number of each Member to the IRS and (ii) shall inform each Member of administrative or judicial proceedings for the adjustment of Company items required to be taken into account by a Member for income tax purposes. The Tax Matters Member shall act reasonably at all times and keep the other Members reasonably informed about its actions.

(b) Each Member shall be considered to have retained such rights (and obligations, if any) as are provided for under the Code or any other applicable law with respect to any examination, proposed adjustment or proceeding relating to Company tax items (including its rights under Section 6224(c) of the Code and its right to notice of any proposed tax settlements in any court case involving the Company). The Tax Matters Member agrees that it will not bind the Members to any tax settlement without the unanimous approval of all Members. The Tax Matters Member shall notify the other Members, within 30 business days after it receives notice from the IRS, of any administrative proceeding with respect to an examination of, or proposed adjustment to, any Company tax items. The Tax Matters Member shall provide the other Members with notice of its intention to extend the statute of limitations or file a tax claim in any court at least 10 days before taking such action and shall not extend such statute of limitations or file such tax claim without the unanimous approval of all Members. In the event that the other Members notify the Tax Matters Member of their intention to represent themselves, or to obtain independent counsel and other advisors to represent them, in connection with any such examination, proceeding or proposed adjustment, the Tax Matters Member agrees to supply the other Members and their counsel and other advisors, as the case may be, with copies of all written communications received by the Tax Matters Member with respect thereto, together with such other information as they may reasonably request in connection therewith. The Tax Matters Member further agrees, in that event, to cooperate with the other Members and their counsel and other advisors, as the case may be, in connection with their separate representation, to the extent reasonably practicable and at the sole cost and expense of such other Members. In addition to the foregoing, the Tax Matters Member shall notify the other Members prior to submitting a request for administrative adjustment on behalf of the Company and shall not submit such request without the unanimous approval of all Members.

(c) All reasonable out-of-pocket expenses and costs incurred by any Tax Matters Member in its capacity as Tax Matters Member shall be paid by the Company as an ordinary expense of its business.

4.8. Tax Matters.

(a) The Company or Tax Matters Member (collectively, the "Tax Preparer") shall prepare all tax returns of the Company; provided, however, that the Tax Preparer shall not file any such tax return without the approval of all Members, which approval shall not be unreasonably withheld. The Company will circulate to each Member for its review and approval a draft of any income tax return within a reasonable period of time after the issuance of the audited financial statements referred to in Section 5.3; provided, however, the Company will circulate such tax return to each Member at least ten (10) days before such tax return is to be filed (taking into account extensions of time to file). The Tax Preparer shall have the right to file with the appropriate taxing authorities for extensions of time to file tax returns if so needed. If any Member shall object to any items on the return within thirty (30) days, then the Members and the Tax Preparer shall attempt to agree on a mutually acceptable resolution of any disputed tax items. If the Member and the Tax Preparer cannot resolve their disagreement within 10 days, either the Member or the Tax Preparer may request, in writing with a copy sent to the other party, that the disagreement be resolved by a mutually agreed upon "big four" independent accounting firm (Ernst & Young LLP, PricewaterhouseCoopers LLP, KPMG LLP or Deloitte & Touche LLP) (the "Independent Accountants") and the Independent Accountants shall be instructed to resolve the dispute by, first determining if both positions have merit, and if not, shall adopt the position that has merit. If the Independent Accountants determines that both positions have merit, the Independent Accountants shall adopt the position that will maximize, in the aggregate, the U.S. Federal, state and local income tax advantages and will minimize, in the aggregate, the U.S. Federal, state, and local income tax detriments, available to the Company's Members. The Independent Accountants shall provide their written resolution of the disagreement to both the Member and the Tax Preparer within 15 days from the date that the Independent Accountants were requested to resolve such disagreement. If the Independent Accountants are incapable of resolving such disagreement based on the above-stated criteria, the position of the Tax Preparer shall prevail.

(b) The Tax Preparer shall furnish a copy of all filed tax returns of the Company to each of the Members. In addition, upon reasonable written notice provided to the Company by a Member (and as otherwise required by law), the Company shall furnish such Members, on a timely basis, with all information relating to the Company required to be reported in any U.S. Federal, state and local tax returns of such Members, including a report indicating such Member's allocable share for U.S. Federal income tax purposes of the Company's income, gain, credits, losses and deductions.

(c) The Members shall report their tax items with respect to, and arising from, their Shares in a manner that is consistent with the Company's tax returns.

(d) The Tax Preparer shall provide prompt notice to the Members of advice that the IRS or any applicable state or local taxing authority intends to examine any tax returns or records or books of the Company and of any notice from the IRS in any administrative or judicial proceeding at the Company level relating to the determination of any item of income, gain, loss, deduction or credit of the Company, in each case together with a copy of such IRS or state or local taxing authority notice and any written materials submitted by the Tax Preparer in response to such notice. In the event of any tax audit or any contest, dispute or litigation with respect to the treatment of, or liability of the Company for, any U.S. Federal, state or local income tax for any taxable period (or portion of a taxable period) of the Company beginning after the date hereof, the Tax Preparer shall control, defend and otherwise represent the Company in such audit, contest, dispute or litigation; provided, however, that each Member shall have the right, directly or through its designated representatives, to review in advance and timely comment upon all significant written submissions made in the course of such audit, contest, dispute or litigation and to participate in, directly or through its designated representatives, all conferences, meetings or proceedings with any taxing authority, and all appearances before any court or judicial body. The Tax Preparer shall advise any Member of any written proposed adjustment by the IRS that would increase (directly or through such Member's interest in any intermediate entities) such Member's U.S. Federal income tax liability (or decrease (directly or through such Member's interest in any intermediate entities) such Member's U.S. Federal tax benefits). If the Tax Preparer proposes that such adjustment be approved, the Company shall not concede such adjustment without each Member's prior written approval, which approval shall not be unreasonably withheld. In the event of a disagreement between the Board of Managers and a Member with respect to such adjustment, the procedures for resolving disagreements set forth in Section 4.8(a) hereof shall apply.

(e) The Board of Managers shall take any steps necessary pursuant to Code Section 6223(a) to designate each Member as a "notice partner" (as defined in Code Section 6231(a)(8)). In addition, nothing in this Agreement is intended to waive any rights, including rights to participate in administrative and judicial proceedings, that a Member may have under Code Sections 6221 through 6233, inclusive.

(f) Notwithstanding any other provisions of this Agreement, the provisions of this Section 4.8 shall survive the dissolution of the Company or the termination of any Member's interest in the Company and shall remain binding on all Members for a period of time necessary to resolve with the IRS or any applicable state or local taxing authority all matters (including litigation) regarding the U.S. Federal, state and local income taxation, as the case may be, of the Company or any Member with respect to the Company.

(g) The Company is responsible for the payment of any partnership tax, including, but not limited to, New York City Unincorporated Business Tax.

4.9. Use of Member Names and Trademarks. Neither the Company nor any Subsidiary or Member shall (i) issue any press release or make any other public statements, filings or disclosure with respect to the matters contemplated by this Agreement, or any other matter related hereto or thereto, (ii) use (in connection with the Company or any Subsidiary) in advertising, publicity or otherwise the name of any Member (or any Affiliate of such Member), or the name of any member, partner, director, officer, manager or employee of any Member (or any Affiliate of such Member) or any trade name, trademark, trade device, logo service mark, symbol or any abbreviation, contraction or simulation thereof owned or used by any Member (or any Affiliate of such Member), or (iii) represent, directly or indirectly, that any product or any service provided by the Company or any Subsidiary has been approved, endorsed, recommended or provided by, or in association with any Member (or any Affiliate of such Member), except (i) as may be required by applicable law, court process or obligations pursuant to the requirement of any applicable self-regulatory authority or (ii) with the prior written consent of the appropriate Member in each instance, such consent not to be unreasonably withheld.

ARTICLE V.

BOOKS, RECORDS, BUDGETS AND REPORTS

5.1. Books of Account. At all times during the continuance of the Company, the Board of Managers shall keep or cause to be kept true and complete books of account in accordance with United States generally accepted accounting principles and in which shall be entered fully and accurately the transactions of the Company. Such books of account shall be kept on the basis of the Fiscal Year in accordance with the accrual method of accounting, and shall reflect all transactions of the Company in accordance with United States generally accepted accounting principles.

5.2. Availability of Books of Account. All of the books of account referred to in Section 5.1, together with an executed copy of this Agreement, the Certificate of Formation and any amendments thereto shall at all times be maintained at the principal office of the Company or such other place in the State of New York or in such other state as the Board of Managers may designate in writing to the Members, and upon reasonable notice to the Board of Managers, shall be open to the inspection and examination of the Members or their representatives during reasonable business hours for purposes reasonably related to their Shares.

5.3. Annual and Periodic Reports and Statements. For each Fiscal Year, the Board of Managers shall send or shall cause to be sent to each Person who was a Member at any time during such Fiscal Year, within one hundred and twenty (120) days after the end of such Fiscal Year, the consolidated annual financial statements of the Company including an annual balance sheet, profit and loss statement and a statement of changes in financial position, and a statement showing distributions to the Members, all as prepared in accordance with United States generally accepted accounting principles consistently applied and audited by the Company's independent public accountants, which shall be a firm of Independent Accountants and, within one hundred and twenty (120) days after the end of the Fiscal Year, a statement showing allocations to the Members of taxable income, gains, losses, deductions and credits, as prepared by such accountants. In addition, the Board of Managers shall send or cause to be sent to each Member (i) within forty-five (45) days after the end of the first three fiscal quarters of each year, a quarterly report, as applicable, setting forth such financial and operating information as the Board of Managers shall reasonably determine but which shall include a consolidated balance sheet and income statement, (ii) such monthly and quarterly financial reporting information as the Board of Managers shall reasonably determine and (iii) such financial and other information concerning the Company as is reasonably requested by any Member that is necessary for the preparation of (A) such Member's Federal, state and local income or other tax returns or (B) any filing, notice or application made by or on behalf of such Member to or with any regulatory body having jurisdiction over such Member, subject to the right of the Company to withhold any confidential information that it reasonably determines will not remain confidential and that the public disclosure of which could adversely affect the Company. In addition to the rights under this Agreement and under the Act, the Company may provide such information to such Members and such other Persons as it deems appropriate.

5.4. Accounting Expenses. All out-of-pocket expenses payable to Persons in connection with the keeping of the books and records of the Company and the preparation of audited or unaudited financial statements and Federal and local tax and information returns required to implement the provisions of this Agreement or required by any governmental authority with jurisdiction over the Company shall be borne by the Company as an ordinary expense of its business.

ARTICLE VI.

CAPITAL CONTRIBUTIONS, CAPITAL ACCOUNTS, PROFITS AND LOSSES AND ALLOCATIONS

6.1. Capital Contributions of the Members.

(a) Concurrently with the execution of this Agreement, each Member shall make a Capital Contribution to the Company in an amount designated as such Member's initial Capital Contributions as set forth on Schedule III hereto opposite such Member's name. Schedule III shall also set forth the Percentage Interest of each Member and the number of Shares issued to each Member.

6.2. Capital Calls.

(a) Acting in accordance with Sections 3.3, the Board of Managers shall have the right to make cash capital calls (each, a "Capital Call"). In the event such a Capital Call is made, the Company shall promptly cause a notice to be delivered to each of the Members describing the amount and nature of the Capital Call and providing other required information in respect of such Capital Call as specified in Section 6.2(b) hereof. Each Member shall be required, within sixty (60) days after receipt of such Capital Call (unless otherwise provided therein), to contribute to the capital of the Company an amount in cash equal to such Member's pro rata portion (based on such Member's Percentage Interest at the time of such Capital Call) of such Capital Call; provided, however, if such Capital Call is with respect to a Distribution Deficiency, the Member to which such Distribution Deficiency relates shall be required to contribute 100% of the amount of Capital Call related to such Distribution Deficiency and the other Members shall not be required to contribute any amount related to such Distribution Deficiency. The proceeds of each Capital Call shall be applied to the purposes set forth in the notice delivered with such Capital Call.

(b) All Capital Calls made pursuant to this Article VI shall be accompanied by a written notice delivered to each Member which notice shall state the total amount of the required Capital Contributions by all Members, the proposed application of the proceeds of such capital contribution, the basis on which such Capital Contribution is authorized and each Member's pro rata share of such total, if any.

(c) The Company may, but shall not be required to, issue additional Shares to the Members in connection with Capital Contributions made pursuant to a Capital Call in such amount as shall be determined by the Board of Managers.

6.3. Failure to Fund Capital Contributions. If any Member shall fail to make all or any portion of any Capital Contribution required pursuant to Section 6.2 in the amount and within the time period specified therein (such Member is hereinafter referred to as a "Non-Contributing Member"), the Board of Managers shall give prompt notice to the Members of such failure and the amount of the Capital Contribution not funded by the Non-Contributing Member (any such amount not so funded is hereinafter referred to as the "Failed Contribution"), and subject to ISE's Call Right (hereinafter defined) pursuant to Section 9.2(a)(iii), any Member or Members that is or are (as the case may be) not in default with respect to the Failed Contribution or any contribution required to be made by such Member in connection with such Capital Call may fund all or part of such Failed Contribution (each such funding Member is hereinafter referred to as a "Contributing Member"). If more than one Member desires to be a Contributing Member and such Contributing Members desire to fund together more than the aggregate amount of the Failed Contribution, each such Contributing Member shall have the right to fund the amount the Non-Contributing Member failed to fund pro rata in proportion to the relative Percentage Interests of such Contributing Members. If, after giving effect to the preceding sentence, any amount of such Failed Contribution remains unfunded, (i) in the event more than one Contributing Member elects to fund any additional amount of such Failed Contribution, such Contributing Members may elect to fund any such remaining amount of such Failed Contribution on a pro rata basis or (ii) in the event only one Contributing Member is willing to fund any portion of the remaining unfunded Failed Contribution, such Contributing Member may fund the entire remaining amount of such Failed Contribution. The provisions of the preceding sentence shall continue to apply until either (i) the entire Failed Contribution has been funded by Contributing Members or (ii) in the event the entire amount of such Failed Contribution has not been funded, no Contributing Member is willing to fund any further amount of such Failed Contribution. The portion (the "Funded Portion") of the Failed Contribution funded by such Contributing Member shall be treated as a Capital Contribution by any such Contributing Member. Any such failure by a Non-Contributing Member to make a Capital Contribution shall result in the dilution of the Percentage Interest of such Non-Contributing Member as provided for in Section 6.4 below. Notwithstanding anything to the contrary contained herein, any failure by a Non-Contributing Member to make a Capital Contribution shall not be a breach of this Agreement and the dilution and payments provided in Section 6.4 and the Call Right provided in Section 9.2 shall be the sole and exclusive remedies of the Company and the other Members against a Non-Contributing Member with respect to the failure by a Non-Contributing Member to make a Capital Call and the Non-Contributing Members shall have no other or further obligations to the Company in connection with any Failed Contribution.

6.4. Dilution for Failure to Fund Capital Contributions.

(a) Whenever there occurs a Failed Contribution, regardless of whether another Member elects to make a Capital Contribution in place of a Non-Contributing Member, the final Percentage Interest of each Member, after the Capital Call, any Failed Contributions and any Funded Portions, shall be determined in accordance with the following formula:

$$FPI = \frac{(PI \times IC) + CC + FP}{IC + ACC + AFP}$$

FPI =	Final Percentage Interest of the Member, expressed as a fraction
PI =	Percentage Interest of the Member immediately prior to the Capital Call, expressed as a fraction
IC =	Aggregate amount of all Capital Contributions contributed by all the Members, in dollars, before giving effect to the Capital Call
ACC =	The aggregate Capital Call less aggregate Failed Contributions, in dollars
AFP =	The aggregate of all Funded Portions funded by the Contributing Members in connection with the Capital Call, in dollars
CC =	The Capital Contribution, if any, initially contributed by the Member in connection with the Capital Call, in dollars
FP =	The Funded Portion, if any, contributed by the Member in connection with the Capital Call, in dollars.

(b) In the event that any Non-Contributing Member fails to make any Capital Call it is required to make in accordance with Section 6.2 above and one or more other Members fund all or a portion of such Failed Contribution, then for a period of sixty (60) days following the date originally set for such Non-Contributing Member to make such Capital Call (the "Capital Call Date"), such Non-Contributing Member may notwithstanding such failure pay to such other Members the portion of such Failed Contribution funded by such other Members together with interest accrued thereon at an annual rate of 2% above LIBOR prevailing on such Capital Call Date (or if such date is not a London Banking Day, then the next succeeding London Banking Day). Upon such payment by the Non-Contributing Member (including interest accrued thereon as provided in the preceding sentence), the Percentage Interests and Shares of the Members shall be readjusted to give effect to such repayment as though such Non-Contributing

Member were a Contributing Member. No such repayment shall affect any rights exercised by, or distributions made or other benefits provided to, such other Members prior to such repayments by the Company.

(c) Subject to the limitation set forth in Section 6.4(b), in the event that a Member's Percentage Interest changes as a result of the application of this Section 6.4, such change shall be reflected as (i) in the case of a Non-Contributing Member, a decrease in the number of Shares held by such Non-Contributing Member, and (ii) in the case of each Contributing Member, an increase (pro rata in proportion to the amounts funded by each Contributing Member) in the number of Shares held by such Contributing Member.

6.5. Capital of the Company. The capital of the Company shall be the aggregate capital in all of the Members' Capital Accounts. Except as otherwise provided herein, no Member shall be entitled to (i) withdraw or receive any interest or other return on its Capital Contribution or (ii) voluntarily contribute capital to the Company.

6.6. Return of Capital Contribution. Except as otherwise provided in this Agreement, no Member shall have the right to demand the return of all or any part of its Capital Contribution until the Company has been dissolved, or, in the event it has such right, to demand or receive any property other than cash in return for its Capital Contribution.

6.7. Capital Accounts.

(a) The Company shall maintain separate Capital Accounts for each Member in accordance with Section 704(b) of the Code and the Treasury Regulations thereunder. The Capital Accounts of each Member as of the date hereof are deemed to equal the dollar amounts of the Capital Contribution of such Members as set forth in Section 6.1(a).

(b) The Capital Account of each Member shall be increased by (i) the amount of any cash and the agreed net fair market value (as used herein, "Agreed net fair market value" of property shall mean the gross fair market value of such property as determined by the Board of Managers net of liabilities encumbering the property or assumed by the Company) as of the date of contribution of any property contributed as a Capital Contribution to the capital of the Company by such Member and (ii) the amount of any Profits allocated to such Member. The Capital Account of each Member shall be decreased by (i) the amount of any Losses allocated to such Member and (ii) the amount of cash or the fair market value of any property, net of any liabilities assumed by the Member or to which such property is subject under Section 752 of the Code, distributed to such Member. In all respects, the Members' Capital Accounts shall be determined in accordance with the detailed capital accounting rules set forth in Treasury Regulations Section 1.704-1(b)(2)(iv) and shall be adjusted upon the occurrence of certain events as provided in Treasury Regulations Section 1.704-1(b)(2)(iv)(f).

(c) A transferee of all (or a portion) of the Shares held by a Member shall succeed to the Capital Account (or portion of the Capital Account) attributable to the transferred Shares.

6.8. Profits and Losses. Except as otherwise set forth in Section 6.9 hereof, Profits, Losses and items of income, gain, deduction and loss of the Company for each Fiscal Year shall be allocated among all Members pro rata in accordance with the Members' relative Percentage Interests.

6.9. Special Allocations. Article VI is intended to comply with Section 704(b) of the Code and the Treasury Regulations thereunder, including the "alternative test for economic effect" under Treasury Regulations Section 1.704-1(b)(ii)(d). Notwithstanding Sections 6.7 and 6.8, the Company shall make any allocations required by such Regulations, including "qualified income offset" and "minimum gain chargeback" allocations and allocations relating to any nonrecourse debt of the Company, prior to making the allocations set forth in Section 6.8.

6.10. Members Tax Reporting. The Members are aware of the income tax consequences of the allocations made by this Article VI and hereby agree to be bound by the provisions of this Article VI in reporting their shares of Company income and loss for income tax purposes.

6.11. Allocation in Case of Transfer. In the event of a transfer of any Shares during a taxable year of the Company, allocations of income, gain, loss, deductions and other items of the Company between the transferor and the transferee will be based on the portions of such taxable year during which each owned the Shares or as the Board may determine in its reasonable discretion.

6.12. Tax Allocations. For U.S. Federal, state and local income tax purposes, the income, gains, losses and deductions of the Company shall, for each taxable period, be allocated among the Members in the same manner and in the same proportion that such items have been allocated among the Members' respective Capital Accounts; *provided, however*, that in accordance with Section 704(c) of the Code and the Treasury Regulations thereunder, (i) income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for U.S. Federal income tax purposes and its initial Book Value, and (ii) in the event the Book Value of any Company asset is adjusted as a result of any revaluations pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f), subsequent allocations of income, gain, loss and deduction with respect to such asset shall take into account any variation between the adjusted basis of such asset for U.S. Federal income tax purposes and its Book Value, in each case using any method or methods permitted under Section 704(c) of the Code and the Treasury Regulations thereunder as determined by the Board of Managers.

ARTICLE VII.

DISTRIBUTIONS

7.1. Distribution Policy.

(a) Subject to Paragraph (b) below, the Company shall distribute Distributable Funds only when, as and if determined by the Board of Managers, pro rata in accordance with the Members' relative Percentage Interests.

(b) All amounts withheld pursuant to any provision of any U.S. Federal, state, local or foreign tax law with respect to any payment, distribution or allocation to the Company or the Members shall be treated as amounts distributed to the Members pursuant to Section 7.1(a) for all purposes of this Agreement. The Board of Managers is authorized to withhold from distributions, or with respect to allocations, to the Members and to pay over to any U.S. Federal, state, local or foreign government any amounts required to be so withheld pursuant to the Code or any provision of any other U.S. Federal, state or local law and shall allocate such amounts to those Members with respect to which such amounts were withheld. To the extent that withholding taxes and other related expenses paid to any U.S. Federal, state, local or foreign government on behalf of a Member exceed the amount of any distribution the Member would otherwise receive from the Company, the Board of Managers may, in its discretion, require such Member to contribute cash to the Company up to the amount paid on such Member's behalf (such amount, a "Distribution Deficiency").

7.2. Liquidation. In the event of any sale or other disposition of all or substantially all of the assets of the Company in accordance with the terms of this Agreement, the Company shall be dissolved and the proceeds of such sale or other disposition shall be distributed to the Members in liquidation as provided in Article X.

ARTICLE VIII.

TERMINATION OF A MEMBER; TERMINATION OF AGREEMENT

8.1. Termination of a Member. The expulsion, dissolution or Bankruptcy of a Member or any other event that terminates the continued membership of any Member (each a "Terminating Event") shall not in and of itself cause the Company to be dissolved, wound up or terminated unless, no later than ninety (90) days following a Terminating Event with respect to a Member, Members owning all of the remaining Shares unanimously determine not to continue the business of the Company, in which case the Company shall dissolve and liquidate pursuant to Article X hereof and the remaining Members shall select the liquidator pursuant to such Article. No Member shall have the right to withdraw or resign as a Member or, except as provided in Section 10.1(a)(ii), dissolve the Company voluntarily.

8.2. Termination on Initial Public Offering. Except with respect to Sections 4.2 and 4.5 and the remedies provided hereunder with respect to breaches of this Agreement (which shall continue in full force and effect, except as limited below), upon the consummation of an Initial Public Offering this Agreement shall terminate and the provisions hereof shall cease to have any force or effect; provided, however, that Sections 4.2 and 4.5 and the remedies provided hereunder with respect to breaches of this Agreement shall continue to have force and effect after the consummation of such Initial Public Offering solely with respect to matters which occurred prior to the consummation of such Initial Public Offering.

ARTICLE IX.

TRANSFER OF SHARES

9.1. Transfer of Shares. Subject to Section 9.8 herein and to the redemption, purchases and repurchases by the Company of securities as permitted in accordance with Section 3.3(d), no Member may transfer, sell, pledge, hypothecate, encumber, assign or otherwise dispose of (whether voluntarily, involuntarily, by operation of law or otherwise) (each, a "Transfer") any Shares, or agree or contract to Transfer any Shares held by such Member, without the consent of no less than two-thirds of the other Members to (i) such Transfer and (ii) the admission of the proposed transferee as a Member of the Company. Notwithstanding the foregoing, a Member may Transfer any or all of its Shares to one or more Affiliates of such Member; provided that (i) any such Transfer is subject to the provisions of Section 9.8; and (ii) any such transferee agrees to be bound by the terms of this Agreement applicable to the Shares so transferred and either (x) the other Members are reasonably satisfied that such transferee has the ability to meet the obligations it would have hereunder or (y) the transferring

Member or the Parent of such Member guarantees the performance of such obligations (each, a "Permitted Transferee"). Any attempted or purported Transfer in violation of this Section 9.1 shall be void and of no force or effect. For purposes of this Agreement, any Transfer by a Parent or any Subsidiary of a Parent of any direct or indirect interest in a Member which results in such Member ceasing to be a Subsidiary of such Parent shall be deemed a Transfer by such Member of all of its Shares.

9.2. Call Right. For so long as ISE is a Member, ISE shall have the right (the "Call Right"), exercisable at any time by written notice (the "Call Notice") to any Member, to require such Member to sell all, but not less than all, of their Shares in the Company at the price and in accordance with the conditions set forth below:

(a) ISE shall only exercise its Call Right (i) in its reasonable discretion in the event that a Member fails to evidence active participation in and material use of the Company-provided facility; or (ii) if any Member shall fail to make all or any portion of any Capital Contribution required pursuant to Section 6.2.

(b) The Call Notice shall set forth the date of closing of the purchase and sale contemplated by the Call Notice (the "Call Closing Date"), which Call Closing Date shall be not less than thirty (30) days, and not more than ninety (90) days, following the delivery of the Call Notice.

(c) Upon delivery of the Call Notice, ISE shall be irrevocably required to purchase all of the Member's Units then outstanding in accordance with the terms and conditions of this Section 9.2.

(d) ISE shall pay said Member, at the closing of the purchase and sale contemplated by the Call Notice, in exchange for such Member's Shares, an amount not to exceed the Book Value of such Shares.

(e) ISE and the Members holding Shares shall use commercially reasonable efforts to consummate the closing of the purchase and sale contemplated by the Call Notice on the Call Closing Date. If ISE is unable or unwilling to purchase the Shares by the date which is ten (10) days after the Call Closing Date (the "Outside Call Closing Date"), then the Call Notice shall be null and void.

(f) ISE shall pay, at the closing of the purchase and sale contemplated by the Call Notice, all costs and expenses incurred in connection with such purchase and sale, including costs and expenses incurred in connection with the determination of the Appraised Value and reasonable attorneys' fees and expenses.

(g) Notwithstanding anything to the contrary herein, ISE, in its sole and absolute discretion, may grant or transfer to any other Member, any call or similar right to purchase any of the Shares owned by Members holding Shares.

9.3. Drag-Along Rights.

(a) In the event ISE proposes to sell all of the Shares held by ISE and its Affiliates (a "Drag Sale") to a Person (the "Drag-Along Purchaser") other than another Member or a Permitted Transferee of ISE, ISE may, at its option, require each other Member (the "Dragged Members") to sell all of the Shares held by such Dragged Members ("Drag-Along Rights"); *provided, however*, such Drag Along Rights may only be exercised by ISE (i) for so long as ISE holds 51% of the Percentage Interests in the Company, or (ii) if ISE ceases to hold 51% of the Percentage Interests in the Company, at any time within a two year period commencing from the date that ISE ceases to hold 51% of the Percentage Interests in the Company. Any such sale by the Dragged Members shall be made on the same terms and conditions as the sale by ISE.

(b) ISE shall give each Dragged Member, not less than thirty (30) days prior to the date of the proposed sale, a notice summarizing the economic terms of such Drag Sale, including the purchase price, closing date and the identity of such Drag-Along Purchaser. In connection with any Drag Sale, each Dragged Member shall take such actions as may be reasonably required by ISE, Inc. and shall otherwise cooperate in good faith with ISE. At the closing of a Drag Sale, each Dragged Member shall deliver to such Drag-Along Purchaser all documents and instruments as may be requested by such Drag-Along Purchaser in connection with such Drag Sale, against payment of the appropriate purchase price.

(c) Upon consummation of a Drag Sale, if a Dragged Member has not delivered any documents and instruments as contemplated by the preceding paragraph (b), such Dragged Member shall no longer be considered a holder Shares in the Company and such Dragged Member's sole rights with respect to such Shares shall be to receive the consideration receivable in connection with such Drag Sale upon delivery of the appropriate documents and instruments.

9.4. Tag-Along Rights. If after three (3) years from the date of this Agreement, one or more Members (collectively, the "Seller") proposes to sell, subject to

Section 9.8, in a single transaction or series of related transactions Shares representing more than 25% of the Percentage Interests in the Company to a Person (the "Tag-Along Buyer") other than a Permitted Transferee of the Seller, then, not less than twenty (20) days prior to any such sale, such Seller shall provide to each other Member a notice (a "Tag-Along Notice") stating the Percentage Interests represented by the Shares to be so sold to such Tag-Along Buyer and summarizing the economic terms of such sale, including the purchase price, closing date and the identity of such Tag-Along Buyer (and, to the extent material, the direct and indirect beneficial owners of such Tag-Along Buyer). Without limiting the generality of the foregoing, sales shall be deemed related if the same Tag-Along Buyer acquires the Shares sold under such sales within the same twelve-month period. Upon the written request of any such other Member made within ten (10) days after the day the Tag-Along Notice is received by such other Member, the Seller shall cause such Tag-Along Buyer to purchase from such other Member a portion of its Shares equal to the product of (x) such Member's Percentage Interest and (y) the Percentage Interest represented by the Shares proposed to be sold to such Tag-Along Buyer. Such purchase shall be made on the same date, at the same price and on the same terms as Seller and on terms and conditions at least as favorable to such other Member as the terms and conditions contained in the Tag-Along Notice delivered in connection with such proposed transaction.

9.5. Pre-Emptive Rights.

(a) In the event that, in accordance with Section 3.3, the Company proposes to issue any equity or equity-based securities of the Company to any Person (the "Offeree"), each other Member shall have the preemptive right to purchase a portion of such securities, pro rata based on the number of Shares then held by each Member. The Company shall be obligated to give written notice to each Member of its intention to issue such securities. Upon receipt of such notice, each Member shall have ten (10) business days in which to exercise such right, in whole or in part, by sending an acceptance notice to the Company. To the extent any Member does not purchase its entire allocation within the time provided, such unpurchased portion may be acquired by the Offeree. This right shall exist only prior to an Initial Public Offering.

(b) The provisions of Section 9.5(a) shall not apply in connection with issuances of equity or equity-based securities (i) to employees of the Company or any of the Subsidiaries pursuant to any employee option plan, stock purchase plan, benefit plan or other similar plan, agreement, program or arrangement approved by the Board of Managers (including upon the exercise of employee stock options or other convertible securities issued pursuant to such a plan, agreement, program or arrangement), (ii) in connection with any bona fide, arm's-length direct or indirect merger, acquisition (including acquisitions of less than all of the assets of, or equity interests in, any Person) or other similar strategic or business combination transaction, or (iii) pursuant to any rights offering or other similar offering of equity or equity-based securities made generally available to the then-current Members. A Member shall have the right to transfer or assign its right to purchase all (but not less than all) of its pro rata share of any issuance of equity or equity-based securities pursuant to this Section 9.5(b) to the same extent to which such Member could transfer Shares pursuant to Section 9.1 hereof. The Company shall not be under any obligation to consummate any proposed issuance of equity or equity-based securities, regardless of whether it shall have delivered notice hereunder in respect of such proposed issuance.

9.6. Acceptance of Prior Acts. Any person who becomes a Member, by becoming a Member ratifies all actions duly taken by the Company pursuant to the terms and provisions of this Agreement prior to the date it became a Member and, without limiting the generality of the foregoing, specifically ratifies and approves all agreements and other instruments as may have been duly executed and delivered on behalf of the Company prior to said date and which are in full force and effect on said date.

9.8. Additional Limitations. Notwithstanding anything contained in this Agreement, no Transfer of any Shares shall be made unless the following conditions are met:

(a) Any Transfer involving a Member other than ISE shall require the approval of ISE.

(b) The Transferor shall have paid all reasonable costs and expenses, including attorneys' fees and disbursements and the cost of the preparation, filing and publishing of any amendment to this Agreement or the Certificate, incurred by the Company in connection with the Transfer;

(c) The Transferor shall have delivered to the Company a fully executed copy of all documents relating to the Transfer, executed by both the Transferor and the Transferee, and the agreement of the Transferee in writing and otherwise in form and substance acceptable to the Company to:

(i) be bound by the terms imposed upon such Transfer by the Manager and by the terms of this Agreement; and

(ii) assume all obligations of the Transferor under this Agreement relating to the Shares in the Company that is the subject of such Transfer;

(d) The Company shall have been reasonably satisfied, including, at its option, having received an opinion of counsel to the Company reasonably acceptable to the Company, that:

(i) the Transfer will not cause the Company to be treated as an association taxable as a corporation for federal income tax purposes;

(ii) the Transfer will not result in the termination of the Company for federal income tax purposes;

(iii) the Transfer will not cause the Company to be treated as a "publicly traded partnership" within the meaning of Code Section 7704;

(iv) the Transfer will not violate the Securities Act of 1933, as amended, or any other applicable federal, state or non-United States securities laws, rules or regulations;

(v) the Transfer will not cause some or all of the assets of the Company to be "plan assets" or the investment activity of the Company to constitute "prohibited transactions" under ERISA or the Code; and

(vi) the Transfer will not cause the Company to be an investment company required to be registered under the Investment Company Act of 1940, as amended.

ARTICLE X.

TERMINATION OF THE COMPANY; LIQUIDATION AND DISTRIBUTION OF ASSETS

10.1. Dissolution and Termination.

(a) The Company shall be dissolved only upon the occurrence of any of the following:

(i) the sale or other disposition of all or substantially all of the Company Assets and receipt of the final payment of any installment obligation received as a result of any such sale or disposition;

(ii) the unanimous written consent of all Members;

(iii) any event which makes it unlawful for the Company's business to be continued unless, no later than thirty (30) days following such event, the Members unanimously determine not to dissolve the Company;

(iv) the issuance of a decree by any court of competent jurisdiction that the Company be dissolved and liquidated; or

(v) at any time that there are no Members of the Company, unless the Company is continued in accordance with the Act.

Upon dissolution, the Company shall wind-up its affairs and shall be liquidated and a certificate of cancellation of the Company's Certificate of Formation, as required by law, shall be filed.

(b) In the event of the dissolution of the Company, its business activities shall be wound up, any amounts due from the Members shall be collected, its debts and liabilities shall be satisfied and its remaining assets, if any, shall be distributed as set forth in Section 10.2 below. Dissolution shall be effective on the date of the occurrence of an event set forth in Section 10.1(a) but the Company shall not terminate until all of the Company Assets have been liquidated and the proceeds distributed in accordance with the provisions of this Article X. Notwithstanding the dissolution of the Company, prior to the termination of the Company as aforesaid, the business of the Company and the affairs of the Members as such, shall continue to be governed by this Agreement.

10.2. Distribution Upon Liquidation. Upon dissolution of the Company, the Board of Managers, as provided in this Agreement, or if there shall be none, a trustee or liquidator appointed by unanimous consent of the Members shall proceed to the liquidation of the Company and the proceeds of such liquidation shall, notwithstanding any other provision of this Agreement to the contrary, be applied and distributed in the following order of priority:

(i) to creditors other than Members (whether by payment or the making of reasonable provision for payment thereof, including the setting up of any reserves that the Managers or trustee or liquidator, as the case may be, shall determine are reasonably necessary for any liabilities or obligations of the Company) in satisfaction of all Indebtedness and liabilities of the Company (including the expenses of the liquidation);

(ii) to Members who are creditors (whether by payment or the making of reasonable provision for payment thereof, including the setting up of any reserves that the Managers or trustee or liquidator, as the case may be, shall determine are reasonably necessary for any liabilities or obligations of the Company) in satisfaction of other debts and liabilities of the Company owed to Members; and

(iii) to the Members in accordance with their balances (if positive) in their respective Capital Accounts.

10.3. Sale of Company Assets.

(a) As expeditiously as possible after dissolution, the Board of Managers, or any trustee or liquidator, shall satisfy all Company Indebtedness and liabilities, and make the distributions provided for in Section 10.2. Except as agreed by the Board of Managers and subject to paragraph (b) below, no Member shall have the right to demand or receive property other than cash upon liquidation, and the Board of Managers, or any such trustee or liquidator, shall, in any event, have the power to sell Company Assets for cash as necessary to provide for the satisfaction of all Company Indebtedness and liabilities.

(b) In connection with the sale by the Company and reduction to cash of its assets, although the Company has no obligation to offer to sell any property to the Members, any Member or any Affiliate of any Member may bid on and purchase any Company Assets. If the Board of Managers, or any trustee or liquidator, determines that an immediate sale of part or all of the Company's assets would cause undue loss to the Members, the Board of Managers, or any trustee or liquidator, may, with the approval of the Board of Managers, defer liquidation of and withhold from distribution for a reasonable time any Company Assets (except those necessary to satisfy the Company's current obligations).

10.4. Deficit Capital Accounts. Notwithstanding anything to the contrary contained in this Agreement, and notwithstanding any custom or law to the contrary, upon dissolution of the Company, any deficit in a Member's Capital Account shall not be an asset of the Company and such Member shall not be obligated to contribute such amount to the Company to bring the balance of such Member's Capital Account to zero.

ARTICLE XI.

AMENDMENTS

11.1. Amendments. (a) Amendments may be made to this Agreement from time to time by no less than two-thirds of the Members; *provided, however*, that if such amendment would (i) alter or change the powers, preferences or special rights of ISE so as to affect it adversely, or (ii) alter or change the Core Items or any matters relating to the Core Items, such amendment shall require the approval of ISE. In making any amendments, there shall be prepared and filed by the Board of Managers such documents and certificates as shall be required to be prepared and filed. All amendments to this Agreement shall be in writing.

(b) Notwithstanding anything to the contrary contained in this Agreement, the Board of Managers shall amend Schedules I through III hereof to reflect the admission of Additional Members, the Transfer of Shares, changes in the Capital Accounts of Members and any other changes in the information set forth therein accomplished in accordance with this Agreement, and the amendment of such Schedules shall not constitute an amendment of this Agreement and shall not require the consent of any Member or other Person.

ARTICLE XII.

MISCELLANEOUS

12.1. Further Assurances. Each party to this Agreement agrees to execute, acknowledge, deliver, file and record such further certificates, amendments, instruments and documents, and to do all such other acts and things, as may be required by law or as, in the reasonable judgment of both the Board of Managers and such party, are necessary to carry out the intent and purpose of this Agreement.

12.2. Confidentiality. Each party hereto agrees that, except with the prior written consent of the affected party, it shall at all times keep confidential and not divulge, furnish or make accessible to anyone any confidential information, knowledge or data concerning or relating to the business or financial affairs of the Company or the other parties to which such party has been or shall become privy by reason of this Agreement, discussions or negotiations relating to this Agreement or the relationship of the parties contemplated hereby; *provided, however*, that confidential information may be disclosed to a party's directors, partners, officers, employees, advisors, financing sources or representatives who have a reasonable need to know the contents thereof (provided that (1) such directors, partners, officers, employees, advisors, financing sources or representatives of any party will be informed by such party of the confidential nature of such information and shall be directed by such party to keep such information confidential in accordance with the contents of this Agreement and (2) each party will be liable for any breaches of this Section 12.2 by any of its directors, partners, officers, employees, advisors, financing sources or representatives). The confidentiality obligations of this Section 12.2 do not apply to any information, knowledge or data (i) which is publicly available or becomes publicly available through no act or omission of the party wishing to disclose the information, knowledge or data; or (ii) to the extent that it is required to be disclosed by any applicable law, regulation or legal process or by the rules of any stock exchange, regulatory body or governmental authority, or any court of competent jurisdiction. The provisions of this Section 12.2 shall survive termination of this Agreement.

12.3. Notices. Unless otherwise specified in this Agreement, all notices, demands, elections, requests or other communications that any party to this Agreement may desire or be required to give hereunder shall be in writing and shall be given by hand, by facsimile, or by a recognized overnight courier service providing confirmation of delivery, addressed as follows:

(a) to the Company, at the address set forth in Section 2.5; and

(b) to the Members at their respective addresses set forth in Schedule I hereto. Each Member shall have the right to designate another address or change an address by written notice to the Company and the other Members in the manner prescribed herein.

All notices given pursuant to this Section 12.3 shall be deemed to have been given (i) if delivered by hand on the date of delivery or on the date delivery was refused by the addressee, (ii) if delivered by facsimile transmission, when transmitted to the applicable number so specified in (or pursuant to) this Section 12.3 and an appropriate answer back is received or (iii) if delivered by overnight courier, on the date of delivery as established by the return receipt or courier service confirmation (or the date on which the courier service confirms that acceptance of delivery was refused by the addressee).

12.4. Headings and Captions. All headings and captions contained in this Agreement and the table of contents hereto are inserted for convenience only and shall not be deemed a part of this Agreement.

12.5. Variance of Pronouns. All pronouns and all variations thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or entity may require.

12.6. Counterparts. This Agreement may be executed in two or more separate counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one Agreement.

12.7. Governing Law. THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO CONFLICT OF LAW PROVISIONS THEREOF.

12.8. Partition. The Members hereby agree that no Member nor any successor-in-interest to any Member shall have the right, while this Agreement remains in effect, to have the property of the Company partitioned, or to file a complaint or institute any proceeding at law or in equity to have the property of the Company partitioned, and each Member, on behalf of himself, his successors, representatives, heirs and assigns, hereby waives any such right.

12.9. Invalidity. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement. If a provision of this Agreement is held to be invalid and the rest of this Agreement is not invalidated, each party shall use all reasonable efforts to effect as far as practicable and valid under applicable law a new provision to achieve the purpose of such invalidated provision.

12.10. Assignment; Successors and Assigns. This Agreement shall be binding upon the parties hereto and their respective successors, executors, administrators, legal representatives, heirs and permitted legal assigns and shall inure to the benefit of the parties hereto and, except as otherwise provided herein, their respective successors, executors, administrators, legal representatives, heirs and permitted legal assigns. No Person other than the parties hereto and their respective successors, executors, administrators, legal representatives, heirs and legal assigns, shall have any rights or claims under this Agreement.

12.11. Entire Agreement. This Agreement supersede all prior agreements among the parties with respect to the subject matter hereof and thereof and contain the entire agreement among the parties with respect to such subject matter. No waiver of any provision hereof by any party hereto shall be deemed a waiver by any other party nor shall any such waiver by any party be deemed a continuing waiver of any matter by such party. No amendment, modification, supplement, discharge or waiver hereof or hereunder shall require the consent of any Person not a party to this Agreement.

12.12. No Brokers. Each of the parties hereto warrants to each other that there are no brokerage commissions or finders' fees (or any basis therefor) resulting from any action taken by such party or any Person acting or purporting to act on its behalf upon entering into this Agreement. Each Member agrees to indemnify and hold harmless each other Member for all costs, damages or other expenses arising out of any misrepresentation made in this Section 12.12.

12.13. Maintenance as a Separate Entity. The Company shall maintain books and records and bank accounts separate from those of its Affiliates; shall at all times hold itself out to the public as a legal entity separate and distinct from any of its Affiliates (including in its leasing activities, in entering into any contract, in preparing its financial statements, and in its stationery and on any signs it posts), and shall cause its controlled Affiliates to do the same and to conduct business with it on an arm's-length basis; shall not commingle its assets with assets of any of its Affiliates; shall not guarantee any obligation of any of its Affiliates; shall cause its business to be carried on by the Board of Managers and shall keep minutes of all meetings of, or written consent executed by, the Members.

12.14. Expenses. Without prejudice to its ability to recover for any losses, damages or liabilities relating to any dispute, controversy or claim arising out of or relating to this Agreement, each of the parties to this Agreement shall pay its own expenses in connection with this Agreement and any amendments, consents or waivers (whether or not the same become effective) under or in respect of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

INTERNATIONAL SECURITIES EXCHANGE HOLDINGS, INC.

By: David Krell
Name: David Krell
Title: President and Chief Executive Officer

Schedule I

Names and Addresses of Members

International Securities Exchange Holdings, Inc.
60 Broad Street
New York, New York 10004

Schedule II

Managers

Appointed by International Securities Exchange Holdings, Inc.

Thomas Ascher

Bruce Cooperman

Gary Katz

David Krell

Schedule III

Members' Capital Accounts

	Initial Capital Contribution	Percentage Interest	Number of Shares
International Securities Exchange Holdings, Inc.	$4,556,141.00	100%	1000

STATE OF DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE OF FORMATION

OF

Longitude Newco LLC

1. The name of the limited liability company is **Longitude Newco LLC**.

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Zip Code 19801. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on January 24, 2006.

By: /s/ Joseph W. Ferraro III
Name: Joseph W. Ferraro III
Title: Authorized Person

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:11 PM 01/24/2006
FILED 06:44 PM 01/24/2006
SRV 060070329 - 4099184 FILE

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "LONGITUDE NEWCO LLC", CHANGING ITS NAME FROM "LONGITUDE NEWCO LLC" TO "LONGITUDE LLC", FILED IN THIS OFFICE ON THE TWENTY-NINTH DAY OF MARCH, A.D. 2006, AT 5:53 O'CLOCK P.M.

Harriet Smith Windsor, Secretary of State

4099184 8100

AUTHENTICATION: 4632118

060299295

DATE: 03-30-06

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:53 PM 03/29/2006
FILED 05:53 PM 03/29/2006
SRV 060299295 - 4099184 FILE

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF FORMATION

OF

LONGITUDE NEWCO LLC

The undersigned, for the purpose of amending a certificate of formation of a limited liability company pursuant to Section 18-202 of the Delaware Limited Liability Company Act, certifies that:

1. The name of the limited liability company is Longitude Newco LLC (the "Company").

2. Article 1 of the Certificate of Formation of the Company is hereby amended to read as follows:

   "1. The name of the limited liability company is Longitude LLC."

3. The aforesaid amendment was duly adopted by the Members of the Company.

IN WITNESS WHEREOF, the undersigned, as an authorized person of the Company, has caused this Certificate of Amendment to be executed this 29th day of March, 2006.

By: ______________________
Name: Mitchell Simon
Title: Authorized Person

NY1:#3418010v1

BYLAWS

OF

ETC ACQUISITION CORP.

TABLE OF CONTENTS

Page

ARTICLE V

Indemnifications and Insurance

ARTICLE VI

Common Stock

ARTICLE VII

Seal

ARTICLE VIII

Waiver of Notice

ARTICLE IX

Checks, Notes, Drafts, Etc.

ARTICLE X

Amendments

BYLAWS

OF

ETC ACQUISITION CORP.

ARTICLE I

Office and Records

Section 1.1 Delaware Office. The principal office of the Corporation in the State of Delaware shall be located in the City of Wilmington, County of New Castle, and the name and address of its registered agent is The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware.

Section 1.2 Other Offices. The Corporation may have such other offices, either within or without the State of Delaware, as the Board of Directors may designate or as the business of the Corporation may from time to time require.

Section 1.3 Books and Records. The books and records of the Corporation may be kept at the Corporation's principal executive offices in New York, New York or at such other locations outside the State of Delaware as may from time to time be designated by the Board of Directors.

ARTICLE II

Stockholders

Section 2.1 Annual Meeting. Except as otherwise provided in Section 2.8 of these Bylaws, an annual meeting of stockholders of the Corporation shall be held at such time and date in each year as the Board of Directors, the Chairman of the Board, if any, or the President may from time to time determine. The annual meeting in each year shall be held at such hour on said day and at such place within or without the State of Delaware as may be fixed by the Board of Directors, or if not so fixed, at 10 A.M., local time, at the principal executive offices of the Corporation.

Section 2.2 Special Meetings. A special meeting of the holders of stock of the Corporation entitled to vote on any business to be considered at any such meeting may be called only by the Chairman of the Board, if any, or the President or any Vice President, and shall be called by the Chairman of the Board, if any, or the President or the Secretary when directed to do so by resolution of the Board of Directors or at the written request of directors representing a majority of the total number of directors which the Corporation would at the time have if there were no vacancies (the "Whole Board"). Any such request shall state the purpose or purposes of the proposed meeting. The Board of Directors may designate the place of meeting for any special meeting of stockholders, and if no such designation is made, the place of meeting shall be the principal executive offices of the Corporation.

Section 2.3 Notice of Meetings. Whenever stockholders are required or permitted to take any action at a meeting, unless notice is waived as provided in Section 8.1 of these Bylaws, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

Unless otherwise provided by law, and except as to any stockholder duly waiving notice, the written notice of any meeting shall be given personally or by mail, not less than ten nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. If mailed, notice shall be deemed given when deposited in the mail, postage prepaid, directed to the stockholder at his or her address as it appears on the records of the Corporation.

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If, however, the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 2.4 Quorum. Except as otherwise provided by law or by the Certificate of Incorporation or by these Bylaws, at any meeting of stockholders the holders of a majority of the outstanding stock entitled to vote thereat, either present or represented by proxy, shall constitute a quorum for the transaction of any business, but the stockholders present, although less than a quorum, may adjourn the meeting to another time or place and, except as provided in the last paragraph of Section 2.3 of these Bylaws, notice need not be given of the adjourned meeting.

Section 2.5 Voting. Whenever directors are to be elected at a meeting, they shall be elected by a plurality of the votes cast at the meeting by the holders of stock entitled to vote. Whenever any corporate action, other than the election of directors, is to be taken by vote of stockholders at a meeting, such corporate action shall, except as otherwise required by law or by the Certificate of Incorporation or by these Bylaws, be authorized by the affirmative vote of the holders of a majority of the shares of stock present or represented by proxy and entitled to vote with respect to such corporate action.

Except as otherwise provided by law, or by the Certificate of Incorporation, each holder of record of stock of the Corporation entitled to vote on any matter at any meeting of stockholders shall be entitled to one vote for each share of such stock standing in the name of such holder on the stock ledger of the Corporation on the record date for the determination of the stockholders entitled to vote at the meeting.

Upon the demand of any stockholder entitled to vote, the vote for directors or the vote on any other matter at a meeting shall be by written ballot, but otherwise the method of voting and the manner in which votes are counted shall be discretionary with the presiding officer at the meeting.

Section 2.6 Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him or her by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. Every proxy shall be signed by the stockholder or by his duly authorized attorney.

Section 2.7 List of Stockholders. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by this Section or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

Section 2.8 Written Consent of Stockholders in Lieu of Meeting.. Any action required by the General Corporation Law of the State of Delaware (the "GCL") to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt written notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. Any such written consent may be given by one or any number of substantially concurrent written instruments of substantially similar tenor signed by such stockholders, in person or by attorney or proxy duly appointed in writing, and filed with the Secretary or an Assistant Secretary of the Corporation. Any such written consent shall be effective as of the effective date thereof as specified therein, provided that such date is not more than sixty (60) days prior to the date such written consent is filed as aforesaid, or, if no such date is so specified, on the date such written consent is filed as aforesaid.

ARTICLE III

Directors

Section 3.1 Number of Directors. The Board of Directors shall consist of no less than 2 and no more than 10 directors until changed as provided in this Section. The number of directors may be changed at any time and from time to time by vote at a meeting or by written consent of the holders of stock entitled to vote on the election of directors, or by a resolution of the Board of Directors passed by a majority of the Whole Board, except that no decrease shall shorten the term of any incumbent director unless such director is specifically removed pursuant to Section 3.5 of these Bylaws at the time of such decrease.

Section 3.2 Election and Term of Directors. Directors shall be elected annually, by election at the annual meeting of stockholders or by written consent of the holders of stock entitled to vote thereon in lieu of such meeting. If the annual election of directors is not held on the date designated therefor, the directors shall cause such election to be held as soon thereafter as convenient. Each director shall hold office from the time of his or her election and qualification until his successor is elected and qualified or until his or her earlier resignation, or removal.

Section 3.3 Vacancies and Newly Created Directorships. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by election at a meeting of stockholders or by written consent of the holders of stock entitled to vote thereon in lieu of a meeting. Except as otherwise provided by law, vacancies and such newly created directorships may also be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Section 3.4 Resignation. Any director may resign at any time upon written notice to the Corporation. Any such resignation shall take effect at the time specified therein or, if the time be not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 3.5 Removal. Any or all of the directors may be removed at any time, with or without cause, by vote at a meeting or by written consent of the holders of stock entitled to vote on the election of directors.

Section 3.6 Meetings. Meetings of the Board of Directors, regular or special, may be held at any place within or without the State of Delaware. Members of the Board of Directors, or of any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting. An annual meeting of the Board of Directors shall be held after each annual election of directors. If such election occurs at an annual meeting of stockholders, the annual meeting of the Board of Directors shall be held at the same place and immediately following such meeting of stockholders, and no further notice thereof need be given other than this Bylaw. If an annual election of directors occurs by written consent in lieu of the annual meeting of stockholders, the annual meeting of the Board of Directors shall take place as soon after such written consent is duly filed with the Corporation as is practicable, either at the next regular meeting of the Board of Directors or at a special meeting. The Board of Directors may fix times and places for additional regular meetings of the Board of Directors and no notice of such meetings need be given. A special meeting of the Board of Directors shall be held whenever called by the Chairman of the Board, if any, or by the President or by at least one-third of the directors for the time being in office, at such time and place as shall be specified in the notice or waiver thereof. Notice of each special meeting shall be given by the Secretary or by a person calling the meeting to each director by mailing the same, postage prepaid, not later than the second day before the meeting, or personally or by telegraphing or telephoning the same not later than the day before the meeting.

Section 3.7 Quorum and Voting. A whole number of directors equal to at least a majority of the Whole Board shall constitute a quorum for the transaction of business, but if there be less than a quorum at any meeting of the Board of Directors, a majority of the directors present may adjourn the meeting from time to time, and no further notice thereof need be given other than announcement at the meeting which shall be so adjourned. Except as otherwise provided by law, by the Certificate of Incorporation, or by these Bylaws, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 3.8 Written Consent of Directors in Lieu of a Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or of such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or such committee.

Section 3.9 Compensation. Directors may receive compensation for services to the Corporation in their capacities as directors or otherwise in such manner and in such amounts as may be fixed from time to time by the Board of Directors.

Section 3.10 Committees of the Board of Directors. The Board of Directors may from time to time, by resolution passed by majority of the Whole Board, designate one or more committees, each committee to consist of one or more directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. The resolution of the Board of Directors may, in addition or alternatively, provide that in the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it, except as otherwise provided by law. Unless the resolution of the Board of Directors expressly so provides, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock. Any such committee may adopt rules governing the method of calling and time and place of holding its meetings. Unless otherwise provided by the Board of Directors, a majority of any such committee (or the member thereof, if only one) shall constitute a quorum for the transaction of business, and the vote of a majority of the members of such committee present at a meeting at which a quorum is present shall be the act of such committee. Each such committee shall keep a record of its acts and proceedings and shall report thereon to the Board of Directors whenever requested so to do. Any or all members of any such committee may be removed, with or without cause, by resolution of the Board of Directors, passed by a majority of the whole Board.

ARTICLE IV

Officers, Agents And Employees

Section 4.1 Appointment and Term of Office. The officers of the Corporation may include a President, a Secretary and a Treasurer, and may also include a Chairman of the Board, one or more Vice Presidents, one or more Assistant Secretaries and one or more Assistant Treasurers. All such officers shall be appointed by the Board of Directors or by a duly authorized committee thereof, and shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article IV, together with such other powers and duties as from time to time may be conferred by the Board of Directors or any committee thereof. Any number of such offices may be held by the same person, but no officer shall execute, acknowledge or verify any instrument in more than one capacity. Except as may be prescribed otherwise by the Board of Directors or a committee thereof in a particular case, all such officers shall hold their offices at the pleasure of the Board of Directors for an unlimited term and need not be reappointed annually or at any other periodic interval. The Board of Directors may appoint, and may delegate power to appoint, such other officers, agents and employees as it may deem necessary or proper, who shall hold their offices or positions for such terms, have such authority and perform such duties as may from time to time be determined by or pursuant to authorization of the Board of Directors.

Section 4.2 Resignation and Removal. Any officer may resign at any time upon written notice to the Corporation. Any officer, agent or employee of the Corporation may be removed by the Board of Directors, or by a duly authorized committee thereof, with or without cause at any time. The Board of Directors or such a committee thereof may delegate such power of removal as to officers, agents and employees not appointed by the Board of Directors or such a committee. Such removal shall be without prejudice to a person's contract rights, if any, but the appointment of any person as an officer, agent or employee of the Corporation shall not of itself create contract rights.

Section 4.3 Compensation and Bond. The compensation of the officers of the Corporation shall be fixed by the Board of Directors, but this power may be delegated to any officer in respect of other officers under his or her control. The Corporation may secure the fidelity of any or all of its officers, agents or employees by bond or otherwise.

Section 4.4 Chairman of the Board. The Chairman of the Board, if there be one, shall preside at all meetings of stockholders and of the Board of Directors, and shall have such other powers and duties as may be delegated to him or her by the Board of Directors.

Section 4.5 President. The President shall be the chief executive officer of the Corporation. In the absence of the Chairman of the Board (or if there be none), he or she shall preside at all meetings of the stockholders and of the Board of Directors. He or she shall have general charge of the business affairs of the Corporation. He or she may employ and discharge employees and agents of the Corporation, except such as shall be appointed by the Board of Directors, and he or she may delegate these powers. The President may vote the stock or other securities of any other domestic or foreign corporation of any type or kind which may at any time be owned by the Corporation, may execute any stockholders' or other consents in respect thereof and may in his or her discretion delegate such powers by executing proxies, or otherwise, on behalf of the Corporation. The Board of Directors by resolution from time to time may confer like powers upon any other person or persons.

Section 4.6 Vice Presidents. Each Vice President shall have such powers and perform such duties as the Board of Directors or the President may from time to time prescribe. In the absence or inability to act of the President, unless the Board of Directors shall otherwise provide, the Vice President who has served in that capacity for the longest time and who shall be present and able to act, shall perform all the duties and may exercise any of the powers of the President.

Section 4.7 Treasurer. The Treasurer shall have charge of all funds and securities of the Corporation, shall endorse the same for deposit or collection when necessary and deposit the same to the credit of the Corporation in such banks or depositaries as the Board of Directors may authorize. He or she may endorse all commercial documents requiring endorsements for or on behalf of the Corporation and may sign all receipts and vouchers for payments made to the Corporation. He or she shall have all such further powers and duties as generally are incident to the position of Treasurer or as may be assigned to him or her by the President or the Board of Directors.

Section 4.8 Secretary. The Secretary shall record all the proceedings of the meetings of the stockholders and directors in a book to be kept for that purpose and shall also record therein all action taken by written consent of the stockholders or directors in lieu of a meeting. He or she shall attend to the giving and serving of all notices of the Corporation. He or she shall have custody of the seal of the Corporation and shall attest the same by his or her signature whenever required. He or she shall have charge of the stock ledger and such other books and papers as the Board of Directors may direct, but he or she may delegate responsibility for maintaining the stock ledger to any transfer agent appointed by the Board of Directors. He or she shall have all such further powers and duties as generally are incident to the position of Secretary or as may be assigned to him or her by the President or the Board of Directors.

Section 4.9 Assistant Treasurers. In the absence or inability to act of the Treasurer, any Assistant Treasurer may perform all the duties and exercise all the powers of the Treasurer. An Assistant Treasurer shall also perform such other duties as the Treasurer or the Board of Directors may assign to him or her.

Section 4.10 Assistant Secretaries. In the absence or inability to act of the Secretary, any Assistant Secretary may perform all the duties and exercise all the powers of the Secretary. An Assistant Secretary shall also perform such other duties as the Secretary or the Board of Directors may assign to him or her.

Section 4.11 Delegation of Duties. In case of the absence of any officer of the Corporation, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may confer for the time being the powers or duties, or any of them, of such officer upon any other officer or upon any director.

ARTICLE V

Indemnification And Insurance

Section 5.1 Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or an officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of any other corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to any employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the GCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred by such indemnitee in connection therewith; provided, however, that except as provided in Section 5.3 with respect to proceedings seeking to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

Section 5.2 Right to Advancement of Expenses. The right to indemnification conferred in Section 5.1 shall include the right to be paid by the Corporation the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the GCL requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section 5.2 or otherwise.

Section 5.3 Right of Indemnitee to Bring Suit. If a claim under Section 5.1 or Section 5.2 is not paid in full by the Corporation within thirty (30) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right of an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the GCL. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or stockholders) to have made a determination prior to the commencement of such action that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the GCL, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article V or otherwise shall be on the Corporation.

Section 5.4 Non-Exclusivity of Rights. The right to indemnification and the advancement of expenses conferred in this Article V shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, provision of these Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

Section 5.5 Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the GCL.

Section 5.6 Indemnification of Employees and Agents of the Corporation. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to the advancement of expenses, to any employee or agent of the Corporation to the fullest extent of the provisions of this Article V with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

Section 5.7 Contract Rights. The rights to indemnification and to the advancement of expenses conferred in Section 5.1 and Section 5.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

ARTICLE VI

Common Stock

Section 6.1 Certificates. Certificates for stock of the Corporation shall be in such form as shall be approved by the Board of Directors and shall be signed in the name of the Corporation by the Chairman of the Board, if any, or the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary. Such certificates may be sealed with the seal of the Corporation or a facsimile thereof. Any of or all the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

Section 6.2 Transfers of Stock. Transfers of stock shall be made only upon the books of the Corporation by the holder, in person or by duly authorized attorney, and on the surrender of the certificate or certificates for the same number of shares, properly endorsed. The Board of Directors shall have the power to make all such rules and regulations, not inconsistent with the Certificate of Incorporation and these Bylaws and the GCL, as the Board of Directors may deem appropriate concerning the issue, transfer and registration of certificates for stock of the Corporation. The Board of Directors may appoint one or more transfer agents or registrars of transfers, or both, and may require all stock certificates to bear the signature of either or both.

Section 6.3 Lost, Stolen or Destroyed Certificates. The Corporation may issue a new stock certificate in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate or his or her legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of any such new certificate. The Board of Directors may require such owner to satisfy other reasonable requirements as it deems appropriate under the circumstances.

Section 6.4 Stockholder Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted by the Board of Directors, and which shall not be more than sixty nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action.

If no record date is fixed by the Board of Directors, (1) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the date on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, (2) the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be at the close of business on the day on which the first written consent is expressed by the filing thereof with the Corporation as provided in Section 2.8 of these Bylaws, and (3) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Only such stockholders as shall be stockholders of record on the date so fixed shall be entitled to notice of, and to vote at, such meeting and any adjournment thereof, or to give such consent, or to receive payment of such dividend or other distribution, or to exercise such rights in respect of any such change, conversion or exchange of stock, or to participate in such action, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any record date so fixed.

ARTICLE VII

Seal

Section 7.1 Seal. The seal of the Corporation shall be circular in form and shall bear, in addition to any other emblem or device approved by the Board of Directors, the name of the Corporation, the year of its incorporation and the words "Corporate Seal" and "Delaware". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

ARTICLE VIII

Waiver Of Notice

Section 8.1 Waiver of Notice. Whenever notice is required to be given to any stockholder or director of the Corporation under any provision of the GCL or the Certificate of Incorporation or these Bylaws, a written waiver thereof, signed by the person or persons entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. In the case of a stockholder, such waiver of notice may be signed by such stockholder's attorney or proxy duly appointed in writing. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice.

ARTICLE IX

Checks, Notes, Drafts, Etc.

Section 9.1 Checks, Notes, Drafts, Etc. Checks, notes, drafts, acceptances, bills of exchange and other orders or obligations for the payment of money shall be signed by such officer or officers or person or persons as the Board of Directors or a duly authorized committee thereof may from time to time designate.

ARTICLE X

Amendments

Section 10.1 Amendments. These Bylaws or any of them may be altered or repealed, and new Bylaws may be adopted, by the stockholders by vote at a meeting or by written consent without a meeting. The Board of Directors shall also have power, by a majority vote of the Whole Board, to alter or repeal any of these Bylaws, and to adopt new Bylaws.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "TOPAZ EXCHANGE, LLC", CHANGING ITS NAME FROM "TOPAZ EXCHANGE, LLC" TO "ISE GEMINI, LLC", FILED IN THIS OFFICE ON THE EIGHTEENTH DAY OF FEBRUARY, A.D. 2014, AT 5:50 O'CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

5162104 8100

140193167

AUTHENTICATION: 1142571

DATE: 02-18-14

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:50 PM 02/18/2014
FILED 05:50 PM 02/18/2014
SRV 140193167 - 5162104 FILE

CERTIFICATE OF AMENDMENT TO CERTIFICATE OF FORMATION

OF

TOPAZ EXCHANGE, LLC

Topaz Exchange, LLC (hereinafter called the "company"), a limited liability company organized and existing under and by virtue of the Limited Liability Company Act of the State of Delaware, does hereby certify:

1. The name of the limited liability company is Topaz Exchange, LLC

2. The certificate of formation of the company is hereby amended by striking out Article ONE thereof and by substituting in lieu of said Article the following new Article:

"The name of the limited liability company is ISE Gemini, LLC."

Executed on this 18th day of February, 2014.

Name: Joseph W. Ferraro III
Title: Authorized Person

EXECUTION COPY

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

HANWECK ASSOCIATES, LLC

Dated as of February 2, 2010

#4846-6204-9284

TABLE OF CONTENTS

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF HANWECK ASSOCIATES, LLC

This Amended and Restated Limited Liability Company Operating Agreement is made as of February 2, 2010 (the "Effective Date"), by and among Gerald A. Hanweck, Jr. ("Hanweck"), Michael R. Hollingsworth ("Hollingsworth"), and International Securities Exchange Holdings, Inc., a Delaware corporation ("ISE Holdings"), and all other Persons who become parties hereto as Members of Hanweck Associates, LLC, a New York limited liability company (the "Company"), in accordance with the terms hereof. Capitalized terms used herein but not otherwise defined shall have their meanings set forth in Section 1.1.

Recitals

WHEREAS, on November 25, 2003, Hanweck formed the Company as a limited liability company pursuant to the LLC Law, by causing to be filed the Articles of Organization with the office of the Secretary of State of the State of New York;

WHEREAS, Hanweck and Hollingsworth entered into an Operating Agreement of the Company, effective as of January 1, 2008 (the "Original Operating Agreement"), setting forth the rights and obligations of the Members;

WHEREAS, the Company and ISE Holdings entered into a Membership Interest Purchase Agreement on the date hereof (the "Purchase Agreement"), pursuant to which ISE Holdings purchased from the Company, and the Company sold to ISE Holdings, a number of Units which represent in the aggregate the Initial Ownership Level (the "Initial Purchased Units") after giving effect to the issuance of such Units, for an aggregate purchase price of $1,250,000 (the "ISE Initial Contribution");

WHEREAS, the Purchase Agreement further provides that (i) ISE Holdings shall purchase from the Company, and the Company shall sell to ISE Holdings, certain additional Units at each of the Year One Closing and the Year Two Closing if it is determined pursuant to the terms of the Purchase Agreement that the Company has met the Year One Performance Target and the Year Two Performance Target, and (ii) ISE Holdings may, at its sole option, purchase from the Company certain additional Units at each of the Year One Closing and the Year Two Closing even if it is determined pursuant to the terms of the Purchase Agreement that the Company has not met the Year One Performance Target or the Year Two Performance Target; and

WHEREAS, the Members desire to amend and restate the Original Operating Agreement in its entirety on the terms and subject to the conditions set forth herein, for purposes of recording their agreement regarding the affairs of the Company and the conduct of its business;

NOW, THEREFORE, in consideration of the premises and the mutual agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members hereto hereby agree as follows:

Article I
Defined Terms

1.1 Definitions. The following terms shall have the following meanings as used in this Agreement:

"AAA" shall have the meaning set forth in Section 14.8.

"Affiliate" shall have the meaning set forth in Rule 12b-2 under the Exchange Act.

"Agreement" shall mean this amended and restated limited liability company operating agreement, including all exhibits hereto, as amended, restated or supplemented from time to time.

"Annual Budget" shall have the meaning set forth in Section 10.4.

"Arbitrator Panel" shall have the meaning set forth in Section 14.8.

"Articles of Organization" shall mean the articles of organization of the Company filed with the Secretary of State of the State of New York on November 25, 2003, as may be amended or restated from time to time.

"Assignees" shall have the meaning set forth in Section 9.6.

"Associated Businesses" shall have the meaning set forth in Section 6.15(a).

"Bankruptcy" shall have the meaning ascribed thereto in Section 102(d) of the LLC Law.

"Bankruptcy Code" shall mean the Bankruptcy Reform Act of 1978, 11 U.S.C. § 101 et seq., as amended and in effect from time to time, and any successor statute.

"Base Price" shall have the meaning set forth in Section 5.6(a).

"Board" shall have the meaning set forth in Section 6.1(a).

"Business Day" shall mean a day other than a Saturday or a Sunday on which commercial banks in New York are not required or permitted under applicable laws or regulations to close.

"Capital Account" shall mean a capital account maintained for each Member in accordance with the principles and requirements set forth in Section 704(b) of the Code.

"Capital Contribution" shall mean the amount of all capital contributions contributed by a Member in such Member's capacity as such at any point in time, including the additional Capital Contributions, if any, made by ISE Holdings at the Year One Closing and the Year Two Closing on the terms and subject to the conditions set forth in the Purchase Agreement.

"Client" shall have the meaning set forth in Section 6.15(b).

"Code" shall mean the United States Internal Revenue Code of 1986, as amended and in effect from time to time, and any successor statute.

"Company" shall have the meaning set forth in the Preamble.

"Company's business" shall mean the business of the Company and its subsidiaries.

"Compelled Members" shall have the meaning set forth in Section 5.3(a).

"Compellors" shall have the meaning set forth in Section 5.3(a).

"Confidential Information" shall have the meaning set forth in Section 6.15(a).

"Controlling Units" shall have the meaning set forth in Section 5.3(a).

"Conversion" shall have the meaning set forth in Section 6.18(a).

"Covered Persons" shall have the meaning set forth in Section 14.1(a).

"Dilutive Issuance" shall have the meaning set forth in Section 5.6(a).

"Dilutive Price" shall have the meaning set forth in Section 5.6(a).

"D&O Insurance Policy" shall have the meaning set forth in Section 12.1(f).

"Disability" shall mean the inability of any Person to exercise his or her rights or fulfill his or her obligations under this Agreement on account of physical or mental illness or incapacity for a period of sixty (60) calendar days, whether or not consecutive, as a result of a condition that is expected to result in a total or permanent disability, as determined in good faith by the Board.

"Distributable Cash" shall have the meaning set forth in Section 7.1.

"Drag-Along Notice" shall have the meaning set forth in Section 5.3(b).

"Drag-Along Sale" shall have the meaning set forth in Section 5.3(a).

"Effective Date" shall have the meaning set forth in the Preamble.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended and in effect from time to time, and any successor statute.

"Excluded Units" shall have the meaning set forth in Section 5.5(e).

"Exempt Person" shall have the meaning set forth in Section 6.14(b).

"Exercise Notice" shall have the meaning set forth in Section 5.2(d).

"Expiration Date" shall have the meaning set forth in Section 5.4(a).

"Fair Market Value" shall mean: (i) in the case of publicly traded securities, the average of their last sales prices on the appli cable trading exchange or quotation system on each trading day during the five trading day period ending on such specified date, or (ii) in the case of any other property, the fair market value of such property, as determined on a reasonable basis and in g ood faith by the Board, subject, in the case of Capital Contributions, to the second sentence of Section 4.1(c).

"Fiscal Year" shall mean the calendar year.

"Hanweck" shall have the meaning set forth in the Recitals.

"Hollingsworth" shall have the meaning set forth in the Recitals.

"Immediate Family" shall have the meaning set forth in Section 5.8.

"Individual Additional Capital Contribution" shall have the meaning set forth in Section 4.2(b).

"Initial Ownership Level" shall have the meaning set forth in the Purchase Agreement.

"Initial Public Offering" shall mean the first registered offering of shares of capital stock of the Company or any successor to the Company (whether by merger, conversion, the transfer of all or substantially all of the assets of th e Company or otherwise), or a subsidiary of the Company, as the case may be, under the Securities Act pursuant to an effective registration statement.

"Initial Purchased Interests" shall have the meaning set forth in the Recitals.

"Intellectual Property" shall have the meaning set forth in Section 6.15(b).

"IRS" shall have the meaning set forth in Section 6.17(b).

"ISE Holdings" shall have the meaning set forth in the Recitals.

"ISE Initial Contribution" shall have the meaning set forth in the Recitals.

"Issuance Period" shall have the meaning set forth in Section 5.5(d).

"Issued Price" shall have the meaning set forth in Section 5.5(a).

"Issued Terms" shall have the meaning set forth in Section 5.5(a).

"Issued Units" shall have the meaning set forth in Section 5.5(a).

"Liquidator" shall have the meaning set forth in Section 11.2(b).

"LLC Law" shall mean the New York Limited Liability Company Law, as amended and in effect from time to time, and any successor statute.

"Manager" shall have the meaning set forth in Section 6.1(a).

"Member" shall mean any Person (i) executing this Agreement as a member of the Company as of the Effective Date, or (ii) hereafter admitted to the Company as an additional member of the Company as provided in this Agreement, each in its or his or her capacity as a member of the Company, and shall have the same meaning as the term "member" under the LLC Law, but does not include any Person who has ceased to be a member of the Company.

"Member BFO" shall have the meaning set forth in Section 5.2(a).

"New York Arbitration Act" shall have the meaning set forth in Section 12.8.

"Non-recourse Debt" shall mean a non-recourse liability as defined in Treasury Regulation § 1.752-1(a)(2).

"Non-Selling Member Option Period" shall have the meaning set forth in Section 5.2(b).

"Non-Selling Members" shall have the meaning set forth in Section 5.2(a).

"NY UCC" shall have the meaning set forth in Section 3.4.

"Offered Price" shall have the meaning set forth in Section 5.2(a).

"Offered Terms" shall have the meaning set forth in Section 5.2(a).

"Offered Units" shall have the meaning set forth in Section 5.2(a).

"Original Operating Agreement" shall have the meaning set forth in the Recitals.

"Other Indemnitors" shall have the meaning set forth in Section 12.1(g).

"Other State UCC" shall have the meaning set forth in Section 3.4.

"Outstanding Units" shall mean the total number of Units outstanding at any time, excluding any Units, prior to their issuance, that may be issued to ISE Holdings on each Subsequent Closing Date or to any other Person as contemplated by the Purchase Agreement.

"Percentage Interest" shall mean, with respect to a Member, the ratio of the number of Units held by the Member (but not including any Units, prior to their issuance, that may be issued to ISE Holdings on each Subsequent Closing Date as contemplated by the Purchase Agreement) to the total of all of the Outstanding Units, expressed as a percentage.

"Person" shall mean any individual, partnership, joint stock company, corporation, entity, association, trust, limited liability company, joint venture, unincorporated organization, and any government, governmental department or agency or political subdivision of any government.

"Potential Purchaser" shall have the meaning set forth in Section 5.2(a).

"Purchase Agreement" shall have the meaning set forth in the Recitals.

"Purchase Period" shall have the meaning set forth in Section 5.5(b).

"Purchase Right" shall have the meaning set forth in Section 5.5(b).

"Purchase Right Notice" shall have the meaning set forth in Section 5.5(a).

"Redomestication" shall have the meaning set forth in Section 6.18(a).

"Remaining Issued Units" shall have the meaning set forth in Section 5.5(d).

"Representatives" shall have the meaning set forth in Section 6.14(a).

"SEC" shall mean the Securities and Exchange Commission.

"Securities Act" shall mean the Securities Act of 1933, as amended and in effect from time to time, and any successor statute.

"Selling Member" shall have the meaning set forth in Section 5.2(a).

"Selling Notice" shall have the meaning set forth in Section 5.2(a).

"Specified Transferee" shall mean with respect to any Member, as applicable, (i) any Affiliate of such Member, (ii) any transferee of such Member pursuant to Section 5.8, (iii) any Person that acquires substantially all of the assets of such Member, so long as such Member has, immediately prior to such acquisition, material assets and/or operations other than such Member's Units, and (iv) any Person that, through a merger, consolidation, recapitalization, sale of equity interests or other transaction or series of transactions involving such Member, owns in the surviving entity after the closing of such transaction a majority of the outstanding equity interests when such Person did not own a majority of the equity interests in such Member immediately prior to such transaction, so long as such Member or the other Affiliates of such Member involved in such transactions and which such Person controls after the closing had material assets and/or operations other than such Member's Units immediately prior to such closing.

#4846-6204-9284

"Subsequent Closing Date" shall have the meaning set forth in the Purchase Agreement.

"Surviving Corporation Shares" shall have the meaning set forth in Section 6.18(b).

"Tag-Along Member" shall have the meaning set forth in Section 5.4(a).

"Tag-Along Notice" shall have the meaning set forth in Section 5.4(a).

"Tag-Along Sale" shall have the meaning set forth in Section 5.4(a).

"Tag-Along Units" shall have the meaning set forth in Section 5.4(b).

"Tax Amount" of a Member for a Fiscal Year or other period shall mean the product of (a) the Tax Rate for such Fiscal Year or other period, and (b) the Member's Tax Amount Base for such Fiscal Year or other period.

"Tax Amount Base" of a Member for a Fiscal Year or other period shall mean the product of (a) the taxable income (for U.S. federal income tax purposes) of the Company determined without regard to any adjustments under §743 of the Code or as a result of the application of §704 of the Code with respect to any variation between the Fair Market Value and tax basis of any assets at the time such assets were contributed to the Company and (b) the Member's Percentage Interest.

"Tax Matters Partner" shall have the meaning set forth in Section 6.17(a).

"Tax Rate" of a Member for a Fiscal Year or other period shall mean the highest effective marginal combined United States federal, state and local income tax rate applicable during such Fiscal Year to a corporation doing business exclusively in New York City or an individual, as the case may be, giving proper effect to the federal deduction for state and local income taxes.

"Transfer" shall mean, (i) when used as a verb, to sell, transfer, assign, encumber or otherwise dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, and (ii) when used as a noun, a direct or indirect, voluntary or involuntary, sale, transfer, assignment, encumbrance or other disposition by operation of law or otherwise.

"Units" shall mean the units of interest in the ownership and profits and losses of the Company, and such Member's right to receive distributions from the Company in its or his or her capacity as a Member.

"Unrestricted Period" shall have the meaning set forth in Section 5.2(d).

"Using Member" shall have the meaning set forth in Section 9.10(a).

"Vendor" shall have the meaning set forth in Section 6.15(b).

"Withdrawal" shall have the meaning set forth in Section 9.6.

"Withdrawing Member" shall have the meaning set forth in Section 9.6.

"Year One Closing" shall have the meaning set forth in the Purchase Agreement.

"Year One Performance Target" shall have the meaning set forth in the Purchase Agreement.

"Year Two Closing" shall have the meaning set forth in the Purchase Agreement.

"Year Two Performance Target" shall have the meaning set forth in the Purchase Agreement.

1.2 Rules of Construction. Unless the context otherwise requires, definitions in this Agreement apply equally to both the singular and plural forms of the defined terms. The terms "include" and "including" and other words of similar import shall be deemed to be followed by the phrase "without limitation." The terms "herein," "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular section or subsection. The headings appear as a matter of convenience only and shall not affect the interpretation of this Agreement. All section, subsection, clause and exhibit references not attributed to a particular document shall be references to such parts of this Agreement.

1.3 Effectiveness. This Agreement shall become effective on the Effective Date and shall continue until terminated in accordance with its terms.

Article II
Organization

2.1 Name. The name of the Company shall be Hanweck Associates, LLC, and the business of the Company shall be conducted under the name "Hanweck Associates, LLC" .

2.2 Purpose. The purpose of the Company is to (a) provide specialized risk management solutions to financial institutions and (b) engage in any other business or activity in which a limited liability company organized under the laws of the State of New York may lawfully engage. The Company shall have the authority to do all things necessary or convenient to accomplish its purpose and to operate its business as described herein.

2.3 Registered Office; Registered Agent; Principal Office; Other Offices. The registered office of the Company required by the LLC Law to be maintained in the State of New York shall be at 61 Broadway, New York, NY 10006, or such other registered office (which need not be a place of business of the Company) as the Board may designate from time to time in the manner provided by the LLC Law. The registered agent of the Company required by the LLC Law to be maintained in the State of New York shall be Gerald A. Hanweck, Jr., at 61 Broadway, New York, NY 10006, or such other Person or Persons as the Board may designate from time to time in the manner provided by the LLC Law. The principal office of the Company on the Effective Date is 61 Broadway, New York, NY 10006, and the Company shall maintain there the records required to be maintained under Section 1 102(a) of the LLC Law. In addition, the Company may maintain such other offices as the Board may deem advisable at any other place or places within or without the State of New York.

2.4 Intent. The Members intend that (a) the Company shall always be operated in a manner consistent with its treatment as a partnership for United States federal income tax purposes (and, to the extent possible, for state income tax purposes) within the United States and the Members be treated as partners for United States federal income tax purposes (and to the extent possible, for state income tax purposes), and (b) the Company, to the extent not inconsistent with the foregoing clause (a), shall not be operated or treated as a partnership for purposes of Section 303 of the Bankruptcy Code. Neither the Company nor any Member shall take any action or fail to take any action (including the making of, or failure to make, appropriate tax elections) inconsistent with the express intent of the parties hereto as set forth in the immediately preceding sentence.

2.5 Interest of Members; Property of Company. Units held by a Member shall be personal property of such Member for all purposes. All real and other property owned by the Company shall be deemed property of the Company that is owned by the Company as an entity, and no Member shall own such property in an individual capacity. No Member shall be entitled to interest on or with respect to any Capital Contribution. Except as provided in this Agreement, no Member shall be entitled to withdraw any part of such Member's Capital Contribution or to receive distributions from the Company.

2.6 Limited Liability. Except as otherwise expressly required by the LLC Law, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be the debts, obligations and liabilities solely of the Company, and neither any Member nor any Manager shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member or Manager of the Company.

Article III
Equity Interests

3.1 The Units. The Company's equity interests shall be represented by the Units. All Units are identical to each other and accord the holders thereof the same obligations, rights, and privileges as are accorded to each other holder thereof. The Units are not represented by certificates.

3.2 Issuance of Additional Units to ISE Holdings. On each Subsequent Closing Date, the Board shall amend Exhibit A attached hereto to reflect the revised Percentage Interests of ISE Holdings and the other Members, taking into account the issuance and sale of additional Units to ISE Holdings on each such Subsequent Closing Date in accordance with the Purchase Agreement.

3.3 Employee Incentive Pool. The Board may issue, from time to time, in the aggregate up to 10% of the equity interests in the Company outstanding as of the forty-fifth (45th) day after the Effective Date (which shall be equitably adjusted to give effect to any Unit split, reverse split or similar reclassifications of the Units), which may be in the form of phantom interests or synthetic Units, to one or more employees of the Company and on such terms and conditions, and subject to such restrictions, if any, as may be determined by the Board in its sole discretion.

3.4 Article 8 Opt-In. Each limited liability company interest in the Company (including each Unit) shall constitute a "security" within the meaning of, and be governed by, (a) Article 8 of the Uniform Commercial Code (including Section 8 -102(a)(15) thereof) as in effect from time to time in the State of New York (the "NY UCC") and (b) the corresponding provisions of the Uniform Commercial Code of any other applicable jurisdiction that now or hereafter substantially includes the 1994 revisions to Article 8 thereof as adopted by the American Law Institute and the National Conference of Commissioners on Uniform S tate Laws and approved by the American Bar Association on February 14, 1995 (each, an " Other State UCC"). For all purposes of Article 8 of the NY UCC and any Other State UCC and to the fullest extent permitted by law, the laws of the State of New York shall constitute the local law of the Company in the Company's capacity as the issuer of Units.

3.5 Transfer Books. The Company shall maintain books for the purpose of registering the Transfer of Units, and, upon any Transfer of Units, the Company shall notify the registered owner of any applicable restrictions on the Transfer of Units. If Units are represented by certificates, in connection with a Transfer in accordance with this Agreement of any certificated Units, the endorsed certificate(s) evidencing the U nits shall be delivered to the Company for cancellation, and the Company shall thereupon issue a new certificate to the transferee evidencing the Units that were Transferred and, if applicable, the Company shall issue a new certificate to the transferor ev idencing any Units registered in the name of the transferor that were not Transferred.

3.6 Certificate Signature. If Units are represented by certificates, each such certificate shall be executed by manual or facsimile signature of an officer on behalf of th e Company.

Article IV
Contributions of Members

4.1 Capital Contributions.

(a) ISE Holdings is making an initial Capital Contribution on the Effective Date in the amount of the ISE Initial Contribution, which amount shall be set forth opposite its name on Exhibit B attached hereto. Each other Member has made Capital Contributions to the Company as set forth opposite such Member's name on Exhibit B attached hereto. In addition, each Member's Capital Account is set forth opposite such Member's name on Exhibit B, as amended from time to time in accordance with Section 12.2(b).

(b) The number of Units held by (excluding any Units that may be issued to ISE Holdings on each Subsequent Closing Date as contemplated by the Purchase Agreement), and Percentage Interest of, each Membe r is set forth on Exhibit A, as amended from time to time in accordance with Section 12.2(b).

(c) The value assigned to any Capital Contribution shall be equal to the amount of cash and the Fair Market Value of all other assets, services and/or properties contributed by such Member. In the event of any dispute as to the Fair Market Value of any Capital Contribution made through the provision of services or the contribution of assets or property, the Fair Market Value of such Capital Contribution shall be fin ally determined by nationally recognized, independent certified public accountants chosen by the Board that have no current business relationship with any of the disputing Members or the Company, or as the Members shall otherwise agree.

Article V
Transferability

5.1 Transfer Generally.

(a) No Member shall be permitted to Transfer all or any portion of such Member's Units except in compliance with this Article V. For the avoidance of doubt, Transfers of Units to a Specified Transferee of a Member shall not be subject t o Section 5.2, 5.4 or 5.7.

(b) In the event that prior to the Year Two Closing ISE Holdings Transfers (i) all of its Units to any Person in accordance with this Article V, such transferee shall be required to assume ISE Holdings' rights and obligations to purchase additional Units, if any, as contemplated by the Purchase Agreement, or (ii) less than all of its Units in accordance with this Article V, ISE Holdings' obligations to purchase additional Units, if any, as contemplated by the Purchase Agreement shall not be affected by such Transfer.

5.2 Right of First Refusal.

(a) Subject to Section 6.7(a)(8), if a Member receives a bona fide written offer (a "Member BFO") to purchase Units (whether solicited or unsolicited) from any Person other than a Specified Transferee (a "Potential Purchaser"), and such Member desires to Transfer all or a portion of such Member's Units to such Potential Purchaser, such Member (the "Selling Member") shall first deliver written notice of such Member's desire to do so (the "Selling Notice") to the Company and each other Member (the "Non-Selling Members"), together with any letter of intent or similar document evidencing such written offer. The Selling Notice must specify: (i) the Selling Member's bona fide intention to Transfer the Un its, (ii) the number of Units that the Selling Member proposes to Transfer (the "Offered Units"), (iii) the proposed consideration per Offered Unit (expressed as a value in cash, the "Offered Price") for which the Selling Member proposes to Transfer the Offered Units, (iv) the identity of the Potential Purchaser, and (v) all other material terms and conditions of the proposed transaction (the "Offered Terms"). Each Notice shall constitute an irrevocable and binding offer by the Selling Member to Transfer the Offered Units in accordance with the Selling Notice and this Section 5.2.

(b) The Company shall have the option to purchase all or a portion of the Offered Units for the Offered Price and on the Offered Terms. The Company must exercise such option, if it so desires, no later than thirty (30) calendar days after the Selling Notice has been delivered to it in accordance with Section 5.2(a) (the "Company Option Period") by written notice to the Selling Member. Any written notice delivered by the Company to the Selling Member exercising the option set forth under this Section 5.2(b) shall constitute an irrevocable commitment by the Company to purchase the number of Offered Units for which the Company has indicated its intention to purchase in such written notice in accordance with the Selling Notice and this Section 5.2. If the Company fails to provide such written notice to the Selling Member prior to the expiration of the Company Option Period, then the Company shall forfeit its right to purchase any of the Offered Units.

(c) If the Company does not elect to purchase all of the Offered Units, then the Company shall, no later than the last calendar day of the Company Option Period, deliver written notice to the Non-Selling Members (the "Non-Selling Member Notice") specifying the number, if any, of Offered Units that it does not intend to purchase (the "Remaining Units").

(d) Each Non-Selling Member shall have an option to purchase (i) such Non-Selling Member's pro rata portion of the aggregate number of the Remaining Units, based on the ratio of the number of Units owned by such Non-Selling Member to the total number of Units owned by all Non-Selling Members, and (ii) such Non-Selling Member's pro rata portion of any Remaining Units not purchased by other Non-Selling Members, based on the ratio of the number of Units owned by such Non-Selling Member to the total number of Units owned by all Non-Selling Members who have elected to purchase the Remaining Units described in clause (i), for the Offered Price and on the Offered Terms. Such option must be exercised by each Non-Selling Member within thirty (30) calendar days from the earlier of (i) the date of delivery of the Non-Selling Member Notice and (ii) the expiration of the Company Option Period (the "Non-Selling Member Option Period"), by delivery by such Non-Selling Member of a written notice (the "Exercise Notice") to the Selling Member and the Company, which shall state the number of Remaining Units that such Non-Selling Member intends to purchase (including such Non-Selling Member's pro rata portion of any Remaining Units not purchased by other Non-Selling Members), and shall include a representation that such Non-Selling Member is an "accredited investor" within the meaning of Rule 501 under the Securities Act. Such written notice shall constitute an irrevocable and binding commitment by such Non-Selling Member to purchase the number of Remaining Units specified therein in accordance with the terms set forth in the Selling Notice and this Section 5.2. During the Non-Selling Member Option Period, the Company shall provide access to such Non-Selling Member to assist such Non-Selling Member in determining whether to exercise such option.

(e) If a Non-Selling Member fails to exercise such Member's option prior to the expiration of the Non-Selling Member Option Period or fails to purchase in full such Member's pro rata portion of the aggregate number of Remaining Units, then such Non-Selling Member shall forfeit such Member's right to purchase any of the Remaining Units.

(f) Notwithstanding anything to the contrary herein, if the consideration to be provided pursuant to the Member BFO is other than for all cash, the right to purchase the Offered Units hereunder may be exercisable in cash at the Fair Market Value of the securities or other property which constitute the Member BFO.

(g) Upon the expiration of the Non-Selling Member Option Period, subject to Section 5.4, the Selling Member shall have the right, exercisable for a period of forty five (45) calendar days from the expiration of the Non-Selling Member Option Period (the "Unrestricted Period"), to Transfer the remaining Offered Units to any Person for a price per Offered Unit that is not less than the Offered Price and on material terms and conditions that are not more favorable to such Person than the Offered Terms; provided, that a Selling Member shall be deemed to have Transferred the remaining Offered Units during the Unrestricted Period if such Member, during the Unrestricted Period, has irrevocably entered into a bon a fide binding agreement to Transfer the remaining Offered Units to any Person; provided, further, that the closing of such Transfer must occur within forty five (45) calendar days following the execution of such bona fide binding agreement. If the Sellin g Member ever wishes to Transfer the remaining Offered Units for a price per Offered Unit that is less than the Offered Price or on material terms and conditions that are more favorable than the Offered Terms, or if the Selling Member wishes to Transfer th e remaining Offered Units following the expiration of the Unrestricted Period, the Selling Member shall be rcquired to first comply with this Section 5.2 anew.

(h) This Section 5.2 shall terminate effective as of, and shall not apply to Transfers of Units made pursuant to, the Initial Public Offering.

5.3 Drag-Along Right.

(a) If Members owning at least 60% of the Outstanding Units (the "Compellors") propose to (i) sell for value all Units held by them (the " Controlling Units"), whether by a sale of Units or a merger or consolidation involving the Company, or (ii) cause the Company to sell all or substantially all of the assets of the Company (each such transaction, a "Drag-Along Sale"), in each case to a Potential Purchaser, but only in the event that the Company and the Non-Selling Members elect not to exercise their right to purchase all of the Offered Units pursuant to Section 5.2, the Compellors may, at their option, require the Non-Selling Members (the "Compelled Members") to (x) sell all Units owned or held by them, or (y) consent to such asset sale pursuant to Section 6.7(b)(1), as the case may be, to the Potential Purchaser for the same consideration and otherwise on the same terms and conditions upon which the Compellors agreed to enter into the Drag-Along Sale, subject to this Section 5.3.

(b) The Compellors shall provide a written notice (the " Drag-Along Notice") of such Drag-Along Sale to each of the Compelled Members, with a copy to the Company, not later than the date of acceptance of the Drag-Along Sale by the Potential Purchaser. The Drag-Along Notice shall contain written notice of the exercise of the rights of the Compellors pursuant to Section 5.3(a), setting forth the applicable consideration to be paid by the Potential Purchaser and all other material terms and conditions of the Drag-Along Sale, as well as a copy of any letter of intent or similar document providing for the Drag-Along Sale, if available. Within ten (10) Business Days following the date the Drag -Along Notice is given, each of the Comp elled Members shall deliver to the Compellors either (i) a special irrevocable power-of-attorney authorizing the Compellors, on behalf of such Compelled Member, to sell or otherwise dispose of such Compelled Member's Units, or (ii) a signed written consent approving an asset sale, as applicable, in each case pursuant to the terms of such Drag-Along Sale and such power-of-attorney or written consent, as the case may be, shall further authorize the Compellors to take all such actions as shall be necessary or appropriate in order to consummate the Drag-Along Sale.

(c) Promptly after the consummation of the Drag-Along Sale, but in no event more than two (2) Business Days thereafter, the Compellors shall remit to each Compelled

Member the total consideration due such Compelled Member in respect of the Units held by such Compelled Member prior to the Drag-Along Sale, less a pro rata portion of any amounts to be held in escrow or subject to an earn-out or similar provision and of the expenses (including, without limitation, reasonable legal expenses) incurred by the Compellors in connection with such sale.

(d) If, at the end of the ninety (90)-day period following the giving of the Drag-Along Notice, the Compellors shall not have completed the Drag-Along Sale, then no Member shall have any obligation with respect to such Drag-Along Sale; provided, that the provisions of this Section 5.3 shall apply to any subsequent Drag-Along Sale.

(e) Except as expressly provided in this Section 5.3, the Compellors shall have no obligation to any Compelled Member to consummate any Drag-Along Sale (it being understood that any and all such decisions shall be made by the Compellors in their sole discretion). In the event that the Drag-Along Sale is not consummated by the Compellors, the Compelled Members shall not be entitled to sell or otherwise dispose of Units directly to any third party or parties pursuant to such Drag-Along Sale (it being understood that all such sales and other dispositions shall be made only on the terms and pursuant to the procedures set forth in this Article V).

(f) In furtherance of, and not in limitation of the foregoing, in connection with any Drag-Along Sale, each Member will (i) to the fullest extent permitted by law, raise no objections in its or his or her capacity as a Member against the Drag-Along Sale or the process pursuant to which it was arranged, and (ii) execute all documents containing such terms and conditions as those executed by other Members that are reasonably necessary to effect the transaction; provided, however, that no Compelled Member shall be required to enter into a non-compete or non-solicitation or no-hire provision, an exclusivity provision, a provision providing for the licensing of intellectual property or the delivery of any products or services, including support arrangements, or any other provision that is not a strictly financial term related directly to such Drag-Along Sale, provided further, that if the Drag-Along Sale is a sale of Units, (A) the liability of the Members shall be several and not joint, (B) no Compelled Member shall have any liability to the Company or any other Member for any breaches of the representations, warranties or covenants of any other Member, (C) any obligations of a Compelled Member under the agreement governing such transaction and any related escrow agreement shall be borne pro rata among the Members based on the proceeds and assets payable to such Members in such transaction (other than any such obligations that relate specifically to a particular Member's Units, which obligations shall be borne solely by such Member) and shall in no event exceed the actual proceeds and assets received by such Compelled Member in such transaction, (D) no Compelled Member shall be required to make any representations or warranties or covenants in connection with such transaction except, as applicable, with respect to (1) such Compelled Member's ownership of such Compelled Member's Units, (2) subject to the provisions of clauses (B) and (C) above, customary security holder indemnities for breaches of such Compelled Member's representations, warranties and covenants, (3) such Compelled Member's ability to convey title to such Compelled Member's Units free and clear of liens, (4) such Compelled Member's ability to enter into the transaction and such Compelled Member's power and authority or capacity, as applicable, and (5) customary and reasonable covenants regarding confidentiality, publicity and similar matters, (E) if any Member is given an option as to the form of consideration to be received, all other Members shall be given the same option on the same terms, and (F) if the form of consideration to be received by any Compelled Member is other than cash, such Compelled Member shall have the right to receive cash at the Fair Market V alue of such other consideration.

(g) Notwithstanding anything in this Section 5.3 to the contrary, if the Compellors or any of their respective Representatives, directly or indirectly, receive any consideration from the Potential Purchaser or any of the Potential Purchaser's Affiliates in connection with a Drag-Along Sale other than (i) the consideration that is received by all the Members on a pro rata basis as part of the Drag-Along Sale, and (ii) consideration that is received by any Member for bona fide se rvices rendered to the Company following the closing of a Drag-Along Sale, then the Compellors shall cause each of the Compelled Members to receive their pro rata share, determined by reference to the respective amounts of consideration otherwise payable to each Member (including the Compellors) as part of the Drag-Along Sale, of such securities or other cash consideration.

(h) This Section 5.3 shall terminate effective as of, and not apply to Transfers of Units made pursuant to, the Initial Public Offering.

5.4 Tag-Along Right.

(a) If any Selling Member proposes to Transfer to a Potential Purchaser a number of Units representing more than 30% of the Outstanding Units (such Transfer, a "Tag-Along Sale"), and the Company and the Non-Selling Members elect not to exerci se their right to purchase all of the Offered Units pursuant to Section 5.2, then each Non-Selling Member (the "Tag-Along Members") shall have the option, exercisable in his or its sole discretion, to participate in the Tag-Along Sale at the Offered Price and on the Offered Terms set forth in the Selling Notice, by providing written notice (the "Tag-Along Notice") to the Selling Member on or before the thirtieth (30th) calendar day following the expiration of the Non-Selling Member Option Period (the "Expiration Date"). Each Tag-Along Member shall be entitled to include in the Tag-Along Sale each such Tag-Along Member's pro rata portion (the "Tag-Along Units"), determined by multiplying the total number of Units owned by such Tag-Along Member by a fraction, the numerator of which is the number of Units proposed to be transferred by the Selling Member and the denominator of which is the total number of Units owned by the Selling Member.

(b) Upon receipt of any Tag-Along Notice from a Tag-Along Member, the Selling Member shall cause the Potential Purchaser to purchase from such Tag-Along Member the Tag-Along Units. If the aggregate number of Units proposed to be Transferred by the Selling Member and all Tag-Along Members exceed the number of Units the Potential Purchaser is willing to purchase, then each of the Selling Member and the Tag-Along Members shall reduce, to the extent necessary, the number of Units to be Transferred by such Member pursuant to this Section 5.4 on a pro rata basis. At the time of consum mation of the Tag-Along Sale, the Selling Member shall cause the Potential Purchaser to remit directly to each such Tag-Along Member that portion of the sale proceeds to which such Tag-Along Member is entitled by reason of such Tag-Along Member's participation in the Tag-Along Sale.

(c) In furtherance, and not in limitation, of the foregoing, in connection with any Tag-Along Sale, each Tag-Along Member will execute all documents containing such terms and conditions as those executed by the Selling Member that are reasonably necessary to effect the transaction; provided, however, that (A) the liability of the Selling Member and the Tag-Along Members shall be several and not joint, (B) no Selling Member or Tag-Along Member shall have any liability to the Company or any other Member for any breaches of the representations, warranties or covenants of any other Member, (C) any obligations of the Selling Member or any Tag-Along Member under the agreement governing such transaction and any related escrow agreement shall be borne pro rata among such Members based on the proceeds and assets payable to such Members in such transaction (other than any such obligations that relate specifically to a particular Member's Units, which obligations shall be borne solely by such Member) and shall in no event exceed the actual proceeds and assets received by each such Member in such transaction, (D) if any Member is given an option as to the form of consideration to be received, all other Members shall be given the same option on the same terms, and (E) if the form of consideration to be received by the Selling Member is other than cash, such Tag-Along Member shall have the right to receive cash at the Fair Market Value of such other consideration.

(d) If a Tag-Along Member fails to deliver a Tag-Along Notice before the Expiration Date, then such Tag-Along Member shall forfeit the right to participate in such Tag-Along Sale. The Selling Member shall have forty five (45) calendar days after the Expiration Date to consummate the proposed transaction identified in the Tag-Along Notice at the Offered Price and on the Offered Terms set forth in such Tag-Along Notice, provided, that the Selling Member shall be deemed to have sold such Selling Member's Units pursuant to Section 5.4(a) during such forty five (45) day period if such Member, during such period, has irrevocably entered into a bona fide binding agreement to sell such Units to a Potential Purchaser, provided further, that the closing of such Transfer must occur within forty five (45) calendar days following the execution of such bona fide binding agreement. If the Selling Member ever wishes to Transfer such Units for a price per Unit that is less than the Offered Price or on material terms and conditions that are more favorable to the Potential Purchaser than the Offered Terms, or if the Selling Member wishes to Transfer such Units following the expiration of such forty five (45)-calendar day period, the Selling Member shall be required to first comply with Section 5.2 and this Section 5.4 anew.

(e) This Section 5.4 shall terminate effective as of, and not apply to Transfers of Units made pursuant to, the Initial Public Offering.

5.5 Purchase Right.

(a) Subject to Section 6.7(b)(2), if the Company proposes to issue or sell any Units (including any securities exchangeable or exercisable for, or convertible into, Units), other than Excluded Units, the Company shall first deliver written notice of its proposal to do so (the "Purchase Right Notice") to each of the Members. The Purchase Right Notice must: (i) identify the name and address of each Person (if known) to which the Company proposes to issue or sell Units, (ii) specify the number of Units (other than Excluded Units) that the Company proposes to issue or sell (the "Issued Units"), (iii) describe the consideration per Unit for the Issued Units (expressed as a value in cash, the "Issued Price"), (iv) describe the material terms and conditions upon which the Company proposes to issue or sell the Issued Units (the "Issued Terms"), and (v) irrevocably offer to issue or sell to the Members the Issued Units for the Issued Price and on the Issued Terms in accordance with this Section 5.5(a).

(b) Each Member shall have an option, exercisable for a period of forty five (45) calendar days from the date of delivery of the Purchase Right Notice (the "Purchase Period"), to purchase (i) such Member's pro rata portion of the Issued Units, based on the ratio of the number of Units owned by such Member to the total number of Units owned by all Members and (ii) such Member's pro rata portion of any Issued Units not purchased by the other Members pursuant to clause (i), based on the ratio of the number of Units owned by such Member to the total number of Units owned by all Members who have elected to purchase the Issued Units pursuant to clause (i), for the Issued Price and on the Issued Terms; provided that if only one Member elects to purchase the Issued Units pursuant to this Section 5.5(b), then such Member shall be entitled to purchase 100% of the Issued Units (the "Purchase Right"). Each Member shall exercise its Purchase Right by delivering a written notice within such forty five (45)-day period to the Company, which written notice shall include a representation letter certifying that such Member is an "accredited investor" within the meaning of Rule 501 under the Securities Act. Such written notice shall constitute an irrevocable commitment by such Member to purchase the number of Issued Units set forth in such notice in accordance with the Purchase Right Notice and this Section 5.5. Notwithstanding anything to the contrary herein, if the consideration per Unit for the Issued Units is other than for all cash, the Purchase Right hereunder may be exercisable in cash at the Fair Market Value of the securities or other property that constitute such consideration.

(c) If any Member does not timely exercise its Purchase Right or fails to purchase all of the Issued Units set forth in its written notice to the Company during the Purchase Period, then such Member's Purchase Right shall terminate and the other Members shall be entitled to purchase such Issued Units in accordance with Section 5.5(b)(ii).

(d) Upon the expiration of the Purchase Period, the Company shall have the right, exercisable for a period of forty five (45) calendar days from the end of the Purchase Period (the "Issuance Period"), to issue or sell any remaining Issued Units (the "Remaining Issued Units") to any Person for a price per Unit that is not less than the Issued Price and on material terms and conditions that are not more favorable to such other Person than the Issued Terms; provided, that the Company shall be deemed to have issued or sold Remaining Issued Units during the Issuance Period if it, during the Issuance Period, has irrevocably entered into a bona fide binding agreement to issue or sell the Remaining Issued Units to any Person, and provided further, that the closing of such Transfer must occur within forty five (45) calendar days following the execution of such bona fide binding agreement. If the Company ever wishes to issue or sell the Remaining Issued Units for a price per Unit that is less than the Issued Price or on material terms and conditions that are more favorable to the Person to whom the Remaining Issued Units are to be issued or sold than the Issued Terms, or if the Company wishes to issue or sell the Remaining Issued Units following the expiration of the Issuance Period, the Company shall be required first to comply with this Section 5.5 anew.

(e) The Purchase Rights established by this Section 5.5 shall have no application to any of the following issuances (collectively, the "Excluded Units"):

(1) Units issued in connection with any Unit split, Unit dividend, Unit division or recapitalization by the Company, pursuant to which all holders of Units are treated similarly;

(2) Interests or rights issued to any employee of the Company pursuant to Section 3.3;

(3) Units issued pursuant to the Initial Public Offering;

(4) Units issued to ISE Holdings on each Subsequent Closing Date as contemplated by the Purchase Agreement;

(5) Units issued for consideration other than cash in connection with business or asset acquisitions, mergers or strategic partnerships or alliances approved by the Managers pursuant to Section 6.7, provided that the number of Units to be issued pursuant to this Section 5.5(e)(5) shall not exceed ten (10%) percent of the Outstanding Units at such time;

(6) Any Units issued in connection with the redomestication of the Company from New York; or

(7) The sale of additional Units pursuant to and in accordance with Section 4.5 of the Purchase Agreement.

(f) This Section 5.5 shall terminate effective as of the Initial Public Offering.

5.6 Anti-Dilution Protection.

(a) If after the Effective Date, the Company issues or sells any Units (other than Excluded Units) or any securities exercisable or exchangeable for, or convertible into, any Units or any rights therefor as referred to in Section 5.6(b) to any Person other than ISE Holdings for a consideration per Unit (the amount of such consideration per Unit, the "Dilutive Price" and the issuance of such Units at a Dilutive Price being referred to herein as a "Dilutive Issuance") less than the applicable consideration per Unit paid by ISE Holdings for the Units issued to ISE Holdings at such time (such applicable consideration per Unit, the "Base Price"), then immediately upon such issuance or sale, each Unit then owned by ISE Holdings issued at a Base Price that exceeds the Dilutive Price shall automatically be converted into the number of Units (AU) determined in accordance with the following formula:

$$AU = 1 \text{ multiplied by } \frac{OU + IU}{OU + DU}$$

Where:

AU = The adjusted number of Units;

OU = The total number of Units outstanding immediately prior to the Dilutive Issuance;

IU = The total number of Units issued in the Dilutive Issuance; and

DU = The total number of Units that would have been issued in the Dilutive Issuance in exchange for the total issuance price paid in such Dilutive Issuance if such Units had instead been issued at the Base Price.

In addition, immediately upon issuance of any Units to IS E Holdings as contemplated by the Purchase Agreement), such Units will automatically be increased in accordance with the immediately prior sentence of this Section 5.6(a) in respect of any Dilutive Issuances that occurred prior to any such issuance of Units to ISE Holdings.

(b) For the purposes of Section 5.6(a), the following paragraphs shall also be applicable:

(1) If after the Effective Date, the Company grants any rights to subscribe for, or any rights or options to purchase, or securities convertible into, Units, whether or not such rights or options or rights to convert or exchange are immediately exercisable, and the price per Unit (determined by dividing (x) the total amount, if any, received or receivable by the Company as consideration for the granting of such rights or options, plus the minimum aggregate amount of additional consideration payable to the Company upon the exercise of such rights or options, plus, in the case of any such rights or options which relate to such convertible securities, the minimum aggregate amount of additional consideration, if any, payable upon the issue or sale of such convertible securities and upon the conversion or exchange thereof, by (y) the total maximum number of Units issuable upon the exercise of such rights or options or upon the conversion or exchange of all such convertible securities issuable upon the exercise of such rights or options) shall be less than the Base Price, then the total maximum number of Units issuable upon the exercise of such rights or options or upon conversion or exchange of the total maximum amount of such convertible securities issuable upon the exercise of such rights or options shall (as of the date of grant of such rights or options) be deemed to have been issued at such time in a Dilutive Issuance.

(2) If after the Effective Date, the Company issues or sells any convertible securities, whether or not the rights to exchange or convert thereunder are immediately exercisable, and the price per Unit (determined by dividing (x) the total amount received or receivable by the Company as consideration for the issue or sale of such convertible securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange thereof, by (y) the total maximum number of Units issuable upon the conversion or exchange of all such convertible securities) shall be less than the Base Price, then the total maximum number of Units issuable upon conversion or

exchange of such convertible securities shall (as of the date of the issue or sale of such convertible securities) be deemed to have been issued at such time in a Dilutive Issuance; provided that if any such issuance or sale of such convertible securities is made upon exercise of any rights to subscribe for or to purchase or any option to purchase any such convertible securities for which adjustments of the conversion price have been or are to be made pursuant to other provisions of this Section 5.6(b), no further adjustment shall be made pursuant to this Section 5.6(b)(2) by reason of such issuance or sale.

(c) If after the Effective Date, any Units or convertible securities or any rights or options to purchase any such Units or convertible securities shall be issued or sold for (1) cash, the consideration received therefor shall be deemed to be the amount received by the Company therefor, or (2) a consideration other than cash, the amount of such consideration received by the Company shall be deemed to be the Fair Market Value of such consideration.

(d) Upon the expiration of any rights to subscribe for, or any rights or options to purchase, Units or any convertible securities, which shall not have been exercised or converted, any adjustments to the number of Units owned by ISE Holdings pursuant to Section 5.6(a), shall, upon such expiration, be recomputed as if the only additional Units issued were the Units, if any, actually issued upon the exercise or conversion of such rights, options or convertible securities and the consideration received therefor was the consideration actually received by the Company for the issuance of all such rights, options or convertible securities, whether or not exercised or converted, plus the consideration actually received by the Company upon such exercise or conversion.

(e) Upon the occurrence of each adjustment pursuant to this Section 5.6, the Company at its expense shall promptly compute such adjustment and furnish to ISE Holdings a certificate setting forth such adjustment and showing in detail the facts upon which such adjustment is based.

(f) The Company shall not, by amendment of this Agreement or through any reorganization, transfer of assets, consolidation, merger, dissolution, issuance or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but shall at all times in good faith carry out all the provision of this Section 5.6 and take all such action as may be necessary or appropriate in order to protect the anti-dilution rights of ISE Holdings under this Section 5.6.

(g) The rights set forth in this Section 5.6 shall terminate effective as of the Initial Public Offering.

5.7 General Restrictions on Transfer; Admission of New Members.

(a) Any Person acquiring one or more Units from the Company or from any Member in accordance with this Agreement shall be admitted to the Company as a Member (i) only following the Members' approval pursuant to Section 6.7(b)(2), as applicable, unless such acquiring Person is a Member as of immediately prior to such acquisition or is a Specified Transferee of a Member, and (ii) upon such Person's (including any Specified Transferee's) agreement in writing to be bound by the terms of this Agreement, to the same extent, and in the same manner, as the Member proposing to Transfer such Units, which writing shall be reasonably satisfactory in form and substance to the Company and shall include the add ress of such transferee to which notices given pursuant to this Agreement may be sent.

(b) Notwithstanding anything to the contrary contained in this Agreement, no Transfer of Units by a Member or issuance of Units by the Company shall be made if such Transfer or issuance (i) would violate any U.S. federal or state securities laws, (ii) would require the Company to register as an investment company under the Investment Company Act of 1940, as amended, (iii) would require the Company to register as an investment adviser under U.S. federal or state securities laws, or (iv) would result in the treatment of the Company as an association taxable as a corporation or a "publicly -traded partnership" for tax purposes.

(c) If any Member purports to Transfer Units to any Perso n in a transaction that would violate the provisions of this Article V, such Transfer shall be void as to such Units that violate the provisions of this Article V, and the Company shall record on the books of the Company the Transfer of only that number of Units (if any) the Transfer of which would not violate the provisions of this Article V and shall treat the remaining Units as owned by the purported transferor for all purposes.

5.8 Estate Planning Transfers. Notwithstanding anything to the contrary conta ined in this Agreement, a Member may Transfer his or her Units for estate planning purposes without complying with Sections 5.2, 5.3 and 5.4, to (i) a trust under which the distribution of the Units may be made only to beneficiaries who are such Member, hi s or her spouse, his or her parents, members of his or her immediate family and/or his or her lineal descendants (collectively, such Member's "Immediate Family"), (ii) a charitable remainder trust, the income from which will be paid to such Member during h is or her life, (iii) a corporation, the shareholders of which are only such Member and/or his or her Immediately Family, or (iv) a partnership or limited liability company, the partners or members of which are only such Member and /or his or her Immediatel y Family. Subject to Section 9.6, Units also may be Transferred by will or as a result of the laws of descent and distribution.

5.9 Record of Unit Holders. The Board shall update Exhibit A of this Agreement from time to time so as to accurately reflect the information contained thereon upon (a) the Withdrawal of a Member, (b) the admission of a new Member, (c) any change in the number of Units owned by a Member, including pursuant to Section 5.6(a), or (d) the issuance of additional Units to ISE Holdings on each Subsequent Closing Date as contemplated by the Purchase Agreement.

Article VI
Governance

6.1 Board of Managers.

(a) The Board of Managers of the Company (the "Board") shall consist of the number of managers (the "Managers") determined from time to time as follows: each of ISE Holdings, Hanweck and Hollingsworth shall be entitled to designate one (1) Manager so long as the Percentage Interest of such Member is at least five (5%) percent. Each such Member shall forfeit its or his right to designate one (1) Manager during any period that the Percentage Interest of such Member is less than five (5%) percent, and the size of the Board will be reduced accordingly; provided that if such Member's Percentage Interest again equals or exceeds five (5%) percent, such Member shall regain the right to designate one Manager. Notwithstanding the first sentence of this Section 6.1(a), so long as Hanweck's Percentage Interest exceeds fifty (50%) percent, Hanweck shall be entitled to designate three (3) Managers; provided that if at any time Hanweck's Percentage Interest (i) falls below fifty (50%) percent but is at least forty (40%) percent, Hanweck shall forfeit the right to designate one (1) of the three (3) Managers, or (ii) falls below forty (40%) percent but is at least five (5%) percent, Hanweck shall forfeit the right to designate two (2) of the three (3) Managers; provided, further, that if Hanweck's Percentage Interest (x) again exceeds forty (40%) percent but is below fifty (50%) percent, Hanweck shall regain the right to designate two (2) managers, or (y) again exceeds fifty (50%) percent, Hanweck shall regain the right to designate three (3) managers. Hanweck shall consult in good faith with ISE Holdings on the two (2) additional Managers to be designated by Hanweck from time to time, reasonably in advance of such designation, and consider in good faith ISE Holdings' views on any such potential designees.

(b) Each Manager is hereby designated as a "manager" of the Company within the meaning of the LLC Law.

(c) Each Manager that is designated by a Member shall serve solely in the discretion of such Member and may be replaced only by such Member, in the discretion of such Member from time to time or resulting from the death, Disability, retirement, resignation, disqualification or removal of such Manager. Such Member shall notify the Company and the other Members in writing of such Member's designation of any individual to serve as a Manager or to replace another individual as a Manager. Notwithstanding anything in this Article VI to the contrary, the Board shall have the right to remove any Manager upon the unanimous vote of all Managers (other than the vote of the Manager subject to removal) for cause. A Member whose designated Manager is removed pursuant to this Section 6.1(c) shall have the right to appoint a replacement for such removed Manager.

(d) Notwithstanding anything to the contrary contained in this Section 6.1, no Person may serve as a Manager hereunder if such Person is subject to a "statutory disqualification" (as defined in Section 3(a)(39) of the Exchange Act) and if a Manager becomes subject to a "statutory disqualification", such Manager shall be removed from the Board without any further action required by the Board.

6.2 Authority and Duties of the Board.

(a) Authority; Duties. Except as otherwise specifically set forth in this Agreement, the Board acting in accordance with the terms of this Agreement shall have the right, power and authority to oversee the business and affairs of the Company and its subsidiaries and to do all things necessary to manage the business of the Company and its subsidiaries, and the Board is hereby authorized to take any action of any kind and to do anything and everything the

Board deems necessary or appropriate in accordance with the provisions of this Agreement and applicable law; provided, however, the Board shall have no right or authority to create any committee of the Board.

6.3 Subsidiaries. The Company shall act as the sole "manager" (within the meaning of the LLC Law) of each of its subsidiaries.

6.4 Meetings.

(a) The Board may hold regular or special meetings within or outside of the State of New York. Regular or special meetings of the Board may be held from time to time, each time at such time and at such place as may be determined by a majority of all the Managers serving on the Board. The Chief Executive Officer of the Company may call special meetings of the Board on notice of not less than five (5) Business Days to all of the Managers, and shall call special meetings of the Board in accordance with this Section 6.4(a) on the written request of any Manager. Any notice of a special meeting of the Board shall be given in writing to each Manager at the address provided by such Manager to the Board or at such other address that such Manager shall have advised the Company to use for the purpose of delivering notice. Any such notice provided shall be deemed to be given when delivered in accordance with this Section 6.4(a).

(b) Any Manager that is entitled to notice of a meeting of the Board may waive such notice in writing, whether before or after the time of such meeting. Attendance by a Manager at a meeting of the Board shall constitute a waiver of notice of such meeting by such Manager, except when such Manager attends such meeting for the express purpose of objecting, at the beginning of such meeting, to the transaction of any business at such meeting because such meeting is called or convened in violation of this Agreement or any applicable law.

(c) RESERVED

(d) In the event that a Manager is unable to attend or participate in any meeting of the Board, the Member that designated such Manager may appoint an alternate to attend such meetings and to participate in the deliberations of such meetings. Such alternate will be permitted to vote in the place of the absent Manager and will be considered an attendee of any meetings for the purposes of constituting a quorum.

6.5 Quorum; Acts of the Board; Telephonic Meetings.

(a) At all meetings of the Board, a majority of the Managers then serving on the Board and entitled to vote on a matter shall constitute a quorum for the transaction of business by the Board. Each Manager shall have one vote and no Manager shall be entitled to any casting vote. Except as otherwise provided in this Agreement or required by applicable law, the approval of a majority of the Managers present at any meeting of the Board at which there is a quorum shall be required for any act of the Board. If a quorum shall not be present at any meeting of the Board, the Managers present at such meeting may adjourn the meeting from time to time, with notice of the time and place of the adjourned meeting provided to any Manager who is not in attendance at the meeting, until a quorum shall be present. Each Member shall use commercially reasonable efforts to ensure that any Manager designated by such Member attend all meetings of the Board.

(b) Managers may participate in and hold a meeting of the Board by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation in a meeting by such means shall constitute presence in person at the meeting, except where a Manager participates in the meeting for the express purpose of objecting to the transacti on of any business on the ground that the meeting is not lawfully called or convened.

(c) Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting if the action is taken in writing (including by electronic transmission) by all of the Managers of the Board who are entitled to vote on such action and the writing or writings are filed with the minutes of proceedings of the Board.

6.6 Chairman. The Board may elect a Chairman of the Board from among the Managers to preside at all meetings of the Board. The Chairman also shall have such other duties, authority and obligations as may be given to him or her by the unanimous approval of all the Managers serving on the Board.

6.7 Board Approval Requirements.

(a) Majority Board Approval. Except as otherwise provided in this Agreement or the LLC Law, the following actions shall require the approval of, and shall be authorized upon obtaining the approval of, a majority of the Board:

(1) Entering into contractual arrangements over $ 100,000;

(2) Entering into partnerships, joint ventures or similar transactions or arrangements involving investment by the Company of over $100,000, individually, or $250,000, in the aggregate;

(3) Incurring debt, including any guarantee of debt, over $ 100,000;

(4) Making any unbudgeted capital expenditures over $ 100,000;

(5) Changing the auditors or the accounting policies, practices or procedures, other than in accordance with changes in generally accepted accounting principles in the United States of America, of the Company;

(6) Approving or materially amending the Annual Budget pursuant to Section 11.4;

(7) Granting profit participation rights, including pursuant to Section 3.3;

(8) The Transfer of any Units by any Member (other than a Transfer to

a Specified Transferee of such Member or pursuant to Section 5.8), and the admission to the Company of such transferee as a Member ; provided that the Manager(s) designated by any such transferring Member shall not be entitled to vote on such matter, and all determinations of the requirements for quorum and voting under Section 6.5 shall be recalculated by disregarding, for purposes of such matter, any Manager(s) that shall not be entitled to vote in respect of such matter pursuant to this Section 6.7(a)(8); and

(9) Agreeing to take any of the foregoing actions.

(b) Special Board Approval Requirements. Except as otherwise provided in this Agreement or the LLC Law, the following actions shall require the approval of, and shall be authorized upon obtaining the approval of, a majority of the Board, which must include the approval of the Manager designated by ISE Holdings; provided that at any time ISE Holdings ceases to own at least five percent (5%) of the Outstanding Units, the approval of such Manager shall no longer be required for the following actions until such time, if any, as ISE Holdings again owns at least five percent (5%) of the Outstanding Units:

(1) The sale (including any sale pursuant to Section 5.3), merger, consolidation, recapitalization, reorganization, equity exchange or similar transaction of the Company or all or substantially all of the Company's assets;

(2) Creating or issuing any Units, any other equity interest in the Company or any securities convertible into or exchangeable or exercisable for any Units or any other equity interest in the Company, other than pursuant to a Transfer to a Specified Transferee, a transfer pursuant to Sections 3.3 or 5.8 and the Excluded Units, and the admission to the Company of any such acquirer as a Member; provided that if the Manager designated by ISE Holdings does not consent to the issuance and sale of any Units by the Company (other than in connection with an Initial Public Offering) for cash in a bona fide financing transaction for any reason, then ISE Holdings shall purchase such Units on substantially the same terms and conditions granted in such bona fide financing transaction, within thirty (30) days following the Board's vote thereon;

(3) Redeeming or repurchasing any Units or other equity interest in the Company, provided that the Company may redeem or repurchase up to five percent (5%) of the equity interest in the Company in the aggregate owned by former employees as may be determined from time to time in the Board's sole discretion;

(4) The Company's making any distribution in respect of the Units or any other equity interest in the Company;

(5) Entering into a new line of business requiring regulatory approval and/or an investment by the Company over $500,000 in the aggregate, or exiting or materially changing a current line of business of the Company;

(6) Making any loans or advances to, or guaranteeing any indebtedness of, any Member or Manager or any of their Affiliates;

(7) Entering into, or amending or waiving the terms of, any agreement with any Member or Manager or any of their Affiliates other than with respect to the Transfer by a Member of such Member's Units or Percentage Interests;

(8) Undertaking an Initial Public Offering;

(9) Consenting to the appointment of a receiver or administrator over the Company's assets, unless otherwise required by law, or liquidating, dissolving or winding up the business or affairs of the Company; and

(10) Agreeing to take any of the foregoing actions.

6.8 Voting Trusts. Each Member is prohibited from entering into voting trust agreements with respect to such Member's Units.

6.9 Managers as Agents. To the extent of their powers set forth in this Agreement, the Managers are agents of the Company for the purpose of the Company's business, and the actions of the Managers, through the Board and taken in accordance with such powers set forth in this Agreement, shall bind the Company. Except as provided in this Agreement or pursuant to an authorization from the Board, an individual Manager may not bind the Company.

6.10 No Duties. Except as otherwise expressly provided in the LLC Law, any duties (including fiduciary duties) of a Member or Manager to the Company or to any other Person that would otherwise apply at law or in equity are hereby eliminated to the fullest extent permitted under the LLC Law and any other applicable law; provided that (a) the foregoing shall not eliminate the obligation of each Member and Manager to act in compliance with the express terms of this Agreement and (b) the foregoing shall not be deemed to eliminate the implied contractual covenant of good faith and fair dealing. A Member or Manager acting under this Agreement shall not be liable to the Company or to any other Person for such Member's or Manager's good faith reliance on the provisions of this Agreement.

6.11 Officers. The Chief Executive Officer of the Company shall be responsible for the day to day management of the business of the Company, and shall see that all orders and resolutions of the Board are carried into effect. Except as otherwise provided in this Agreement, the Chief Executive Officer shall appoint such other officers and agents of the Company as he or she shall from time to time deem necessary and may assign any title to such officer or agent as he or she deems appropriate. Any number of offices may be held by the same person. The Board shall have the authority to remove any officers or agents. No person subject to a "statutory disqualification" (as defined in Section 3(a)(39) of the Exchange Act) may serve as an officer of the Company.

6.12 Officers as Agents. The officers, to the extent of their powers set forth in this Agreement or otherwise vested in them by action of the Board not inconsistent with this Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the officers taken in accordance with such powers shall bind the Company.

6.13 Powers of Members. Except as otherwise specifically provided by this Agreement or as required by the LLC Law, no Member shall have the power to act for or on behalf of, or to bind, the Company.

6.14 Confidentiality.

(a) Each Member, during the period starting from the date on which such Member became a member of the Company through and ending on the date that is the one year anniversary of the date on which such Member shall have ceased to be a member of the Company, shall not, without the Company's prior written consent, except as may be required in connection with the good faith performance by such Member of his services as a Manager, officer or employee of the Company, disclose to any Person other than an Exempt Person (as defined below) of such Member any confidential, non-public information obtained from the Company or one of its Affiliates concerning the following: (1) any Intellectual Property (as defined below) owned or used by the Company or any of its subsidiaries, (2) any dealings between the Company or any of its subsidiaries, on the one hand, and any Client or Vendor (as those terms are defined below) or any employee, director, officer, manager or member of the Company or any of its subsidiaries, on the other hand; (3) any financial information or results of operations of the Company or any of its subsidiaries; or (4) any business plans and strategies, any marketing philosophy, pricing information, customer information or regulatory information of the Company or any of its subsidiaries (collectively, "Confidential Information"); provided, however, that, notwithstanding anything to the contrary in the foregoing, Confidential Information shall not include, with respect to any Person, any information that: (A) is or becomes generally available to the public other than as a result of a disclosure directly or indirectly by such Person or any of its Affiliates or any of their respective directors, officers, managers, employees, advisors or other representatives (collectively, "Representatives") in breach of this Section 6.14(a); (B) is disclosed by another Person not known by the recipient to be under a confidentiality agreement or obligation to the Company or any of its subsidiaries not to disclose such information; or (C) is independently developed by such Person or any of its Affiliates or any of their respective Representatives without derivation from, reference to or reliance upon any Confidential Information; provided, further, that, notwithstanding anything to the contrary in this Agreement, (x) any Member may disclose any Confidential Information to the extent required by any applicable law, statute, rule or regulation or any request, order or subpoena issued by any court or other governmental entity or any SRO (including FINRA), and (y) nothing herein shall be interpreted to limit or impede the ability of any Member or any of its Representatives to disclose to the SEC as the SEC may request, order or demand any Confidential Information, pursuant U.S. federal securities laws and rules and regulations thereunder. Each Member shall be responsible for any breach of this Section 6.14(a) by any of its Representatives and agrees to use commercially reasonable efforts to cause its

Representatives to treat all Confidential Information in the same manner as such Member would generally treat its own confidential, non-public information. Each of the Members acknowledges and agrees that other Members may operate businesses or have interests in businesses (including having representatives of such other Members who serve as directors, managers or officers of entities engaging in such businesses) that compete with, or that otherwise are associated with or complementary to, the operations of the Company (such competing, associated, and complementary businesses, "Associated Businesses") and that Confidential Information may be disclosed to Exempt Persons who are involved with such Associated Businesses. Nothing in this Agreement shall preclude (i) any such Exempt Person from continuing to be involved with any Associated Business or (ii) any such Member or such Exempt Person from operating in the best interests of and satisfying their obligations to such Associated Business, provided that neither such Member nor Exempt Person discloses any Confidential Information in violation of this Section 6.14(a). It is further acknowledged and agreed that such Member and such Exempt Person may have benefit and use Confidential Information in the course of their involvement with such Associated Business and that such benefit and use shall not be precluded under this Agreement so long as no such Confidential Information is disclosed by such Member or Exempt Person in violation of this Section 6.14(a) and subject to the last sentence of this Section 6.14(a)).

(b) For purposes of Section 6.14(a):

(1) "Exempt Person" means, with respect to any Person, any Affiliate of such Person or any Representative of the Company, such Person or such Person's Affiliate, in each case, who (a) has a reasonable need to know the contents of the Confidential Information, (b) is informed of the confidential nature of the Confidential Information and (c) agrees to keep such information confidential in accordance with the terms of this Agreement.

(2) "Intellectual Property" means (a) inventions and discoveries (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, all patents, registrations, invention disclosures and applications therefor, including divisions, revisions, supplementary protection certificates, continuations, continuations-in-part and renewal applications, and including renewals, extensions, reissues and re-examinations thereof; (b) published and unpublished works of authorship, whether copyrightable or not (including without limitation databases and other compilations of information, mask works and semiconductor chip rights), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (c) trade secrets and other technical information (which may include ideas, research and development, know-how, formulae and other processes, business methods, customer lists and supplier lists).

(3) "Client" means any Person to whom the Company provides services under any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation.

(4) "Vendor" means any Person from whom the Company receives material services under any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation.

6.15 Reliance by Third Parties. Any Person dealing with the Company or the Board may rely upon a certificate signed by a Manager or such officer of the Company designated by the Board, as to:

(a) the identities of the Managers serving on the Board, any officer or agent of the Company, or any Member;

(b) the existence or non-existence of any fact or facts that constitute a condition precedent to acts by the Board or in any other manner germane to the affairs of the Company; or

(c) the Persons who are authorized to execute and deliver any instrument or document of or on behalf of the Company.

6.16 Tax Matters Partner.

(a) Hanweck shall initially be the "tax matters partner" of the Company as defined in Section 6231 of the Code and shall act in any similar capacity under applicable state, local or foreign law (in such capacity, the "Tax Matters Partner"). If necessary to have Subchapter C of Chapter 63 of the Code apply to the Company, the Company shall make an election pursuant to Section 6231(a)(1)(B)(ii) of the Code.

(b) Each Member shall be considered to have retained such rights (and obligations, if any) as are provided for under the Code or any other applicable law with respect to any examination, proposed adjustment or proceeding relating to Company tax items (including its rights under Section 6224(c) of the Code and its right to notice of any proposed tax settlements in any court case involving the Company). The Tax Matters Partner agrees that it shall not bind the Members to any tax settlement without the unanimous approval of all the Members. The Tax Matters Partner shall notify the other Members, within 30 calendar days after it receives notice from the United States Internal Revenue Service ("IRS"), of any administrative proceeding with respect to an examination of, or proposed adjustment to, any Company tax items. The Tax Matters Partner shall provide the other Members with notice of its intention to extend the statute of limitations or file a tax claim in any court at least ten calendar days before taking such action and shall not extend such statute of limitations or file such tax claim without the unanimous approval of all the Members. In the event that the other Members notify the Tax Matters Partner of their intention to represent themselves, or to obtain independent counsel and other advisors to represent them, in connection with any such examination, proceeding or proposed adjustment, the Tax Matters Partner agrees to supply the other Members and their counsel and other advisors, as the case may be, with copies of all written communications received by the Tax Matters Partner with respect thereto, together with such other information as they may reasonably request in connection therewith. The Tax Matters Partner further agrees, in that event, to cooperate with the other Members and their counsel and other advisors, as the case may be, in connection with their separate representation, to the extent reasonably practicable and at the sole cost and expense of such other Members. In addition to the foregoing, the Tax Matters Partner shall notify the other Members prior to submitting a request for administrative adjustment on behalf of the Company and shall not submit such request without the unanimous approval of all the Members. Nothing contained in this Section 6.16 shall affect the authority of the Board provided for in Section 10.6 as to tax matters; any action by the Tax Matters Partner shall be consistent with the direction of the Board pursuant to its authority thereunder.

6.17 Conversion to Corporation; Registration Rights; Initial Public Offering.

(a) In the event that the Board determines in accordance with Section 6.7(b)(8) that conducting the business of the Company in a corporate rather than in a limited liability company form would be necessary to allow an offering of equity interests in the Company or a successor through an Initial Public Offering; provided that at the time of such determination the Company is not already operating as a corporation, then the Board shall have the power to convert the Company to a corporation or take such other action as it may deem advisable in light thereof, including (A) dissolving the Company, creating one or more subsidiaries of a newly formed corporation and, subject to the LLC Law, transferring to such subsidiaries any or all of the assets of the Company (including by merger) or (B) causing the Members to, and the Members agree to, exchange their Units for shares of a newly formed corporation; provided, that the Company shall first obtain an opinion of counsel reasonably acceptable to each of the Members (unless such opinion requirement is waived by each of such Members) that any such action will be tax-free to the Members (such conversion to a corporation or other action, the "Conversion").

(b) The Members shall receive, in exchange for their respective Units, shares of capital stock or other interests of such corporation or its subsidiaries having the same relative economic interest and other rights and obligations in such corporation or its subsidiaries as is set forth in this Agreement, subject to any modifications deemed appropriate by the Board as a result of the Conversion to corporate form (the "Surviving Corporation Shares").

(c) At the time of such Conversion and subject to any legal, regulatory, stock exchange or other similar requirements, the Members shall, and hereby agree to take all actions reasonably requested by the Board in connection with the Conversion and to cause the resulting corporation to be governed substantially as provided herein, including entering into a stockholders' agreement providing for an agreement to vote all shares of capital stock or other interests held by them to elect the board of directors of such resulting corporation in accordance with the substance of Section 6.1; provided, that such governance provisions and such stockholders' agreement shall terminate effective as of the Initial Public Offering of the Company.

(d) If the Board elects to undertake an Initial Public Offering in accordance with Section 6.7(b)(10), then within sixty (60) days following such determination by the Board, the Company shall engage one or more investment bankers as the Company's financial advisor(s) in connection with the Initial Public Offering and shall use commercially reasonable efforts to complete the Initial Public Offering within 180 days after such determination; provided that the Company may defer the Initial Public Offering if the Board determines that market conditions are sufficiently adverse to consummate the Initial Public Offering within such period. Following the consummation of an Initial Public Offering, each Member shall have registration rights with respect to its Surviving Corporation Shares pursuant to the terms of a registration rights agreement in the form attached hereto as Exhibit C.

6.18 Redomestication.

(a) At any time following the six (6) month anniversary of the Effective Date, ISE Holdings may, at its option, request that the Company redomesticate to Delaware through a merger with and into either, at the direction of the Company after consultation with ISE Holdings, a corporation or a limited liability company (the "**Redomestication**"). The Board shall consider in good faith the merits and any risks of Redomestication at such time and notify ISE Holdings of its determination whether or not the Company will undertake the Redomestication within thirty (30) days following receipt of such request. If the Board determines in good faith that Redomestication would not reasonably be expected to be in the best interests of the Company, then the Company may decline ISE Holdings' request at such time; provided that the Company shall not be required to take any action that would not reasonably be expected to be tax-free to the Members; and provided, further, that ISE Holdings shall be entitled to make additional requests for Redomestication no more than once every six (6) months after the Board declines a request for Redomestication in accordance with this Section 6.18 and the Company shall be required to comply with this Section 6.18 anew. If the Board does not decline any such requested Redomestication within the thirty (30) day time period prescribed above, then the Board shall cause the Company to use commercially reasonable efforts to complete the Redomestication within one hundred twenty (120) days following receipt of a requested Redomestication.

(b) In connection with any Redomestication, the Members shall receive, in exchange for their respective Units, shares of capital stock or other interests in a Delaware corporation or limited liability company, as the case may be, having the same relative economic interest and other rights and obligations in such corporation or limited liability company, as applicable, as is set forth in this Agreement, subject to any modifications deemed appropriate by the Company and the Members, in consultation with their respective representatives, as a result of the Redomestication. At the time of any Redomestication and subject to any legal, regulatory, stock exchange or other similar requirements, the Members shall take all actions reasonably requested by the Company in connection with such Redomestication and to cause the resulting corporation or limited liability company, as applicable, to be governed substantially as provided in this Agreement, including by entering into a stockholders' agreement containing governance, voting and transfer provisions restrictions consistent in all material respects with those set forth in this Agreement.

Article VII
Distributions

7.1 Current Distributions. Subject to Section 6.7(b)(4) and except as otherwise provided in the LLC Law, if at any time and from time to time the Board determines that the Company has cash that is not required for the operations of the Company, the payment of liabilities or expenses of the Company, or the setting aside of reser ves to meet the anticipated cash needs of the Company during the upcoming Fiscal Year (" Distributable Cash"), then the Board may cause the Company to distribute all or any portion of such Distributable Cash to the Members in proportion to their Percentage Interests, unless the distribution is a liquidating distribution, which shall bc made in the manner set out in Section 11.2(b).

7.2 Withholding Treated as Distributions. Any amount that the Company is required to withhold and pay over to any governmental au thority on behalf of a Member shall be treated as a distribution made to such Member pursuant to Section 7.1 or Section 11.3, and to the extent such withholding was not deducted from the distribution to which the withholding tax relates, such amount shall be deducted from the amounts next distributable to such Member pursuant to any of those provisions until the withholding has been fully accounted for.

Article VIII
Capital Accounts; Allocation of Profits and Losses

8.1 Capital Accounts; General. An individual Capital Ac count shall be established and maintained for each Member in accordance with Treasury Regulations Section 1.704 - 1(b)(2)(iv). The Capital Account of each Member shall as of the date hereof be deemed to equal the amount set forth for each Member on Exhibit A.

8.2 Calculation of Profits and Losses. For all purposes hereof, the Company's profits and losses shall in accordance with Code Section 703(a) and Treasury Regulation Section 1.703-1 be computed with the following adjustments: (a) items of gain, loss, and deduction shall be computed based upon the book values of the Company's assets (in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g) and/or 1.704-3(d)) rather than upon the assets' adjusted bases for Federal income tax purposes; (b) any tax exempt income received by the Company shall be included as an item of gross income; (c) the amount of any adjustments to the book values of any assets of the Company pursuant to Code Section 743 shall not be taken into account; and (d) any expenditure of the Company described in Code Section 705(a)(2)(B) (including any expenditure treated as being described in Code Section 705(a)(2)(B) pursuant to Treasury Regulations under Code Section 704(b)) shall be treated as a deductible expense.

8.3 Fiscal Periods. Fiscal periods of the Company shall end (a) on the last calendar day of each calendar year and (b) at the close of business on the calendar day before any calendar day on which Percentage Interests change.

8.4 Allocations of Profits and Losses; General. Except as provided in Section 8.6 and Section 8.7 below, all net profits, losses and credits of the Company (for both accounting and tax purposes) for each fiscal period shall be allocated to the Members in proportion to their respective Percentage Interests as of the end of such fiscal period.

8.5 Terminating Allocations. Notwithstanding the foregoing allocation provisions, any profits or losses resulting from a liquidation, merger or consolidation of the Company, the sale of substantially all the assets of the Co mpany in one or a series of related transactions, or any similar event (and, if necessary, specific items of gross income, gain, loss, or deduction incurred by the Company in the Fiscal Year of such transaction(s)) shall be allocated among the Members so that after such allocations and the allocations required by Section 8.6 and Section 8.7, and immediately before the making of any liquidating distributions to the Members under Section 11.3, the Members' Capital Accounts are in proportion to their respectiv e Percentage Interests.

8.6 Regulatory Allocations. Article VIII is intended to comply with Section 704(b) of the Code and the Treasury Regulations thereunder, including the "alternative test for economic effect" under Treasury Regulations Section 1.704 -1(b)(ii)(d). Notwithstanding Section 8.4, the Company shall make any allocations required by such Regulations, including "qualified income offset" and "minimum gain chargeback" allocations and allocations relating to any nonrecourse debt of the Company, prior to making the allocations set forth in Section 8.4. Any amount of Non-recourse Debt of the Company subject to allocation under Treasury Regulations Section 1.752-3(a)(3) shall be allocated to the Members in proportion to their Percentage Interests.

8.7 Offset of Regulatory Allocations. The allocations required by Section 8.6 are intended to comply with certain requirements of the Treasury Regulations. The Board may, subject to the approval of all the Members and to the extent not inconsistent with Section 704 of the Code, offset any or all such regulatory allocations either with other regulatory allocations or with special allocations of income, gain, loss or deductions pursuant to this section in whatever manner it determines appropriate so that, after suc h offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the regulatory allocations were not part of this Agreement.

8.8 Section 704(c) and Capital Account Revaluation Allocations. The Members agree that to the fullest extent possible with respect to the allocation of depreciation and gain for U.S. federal income tax purposes, Section 704(c) of the Code shall apply with respect to non - cash property contributed to the Company by any Member using such allocation method under Treas. Reg. section 1.704-3 as determined in the Board's discretion. For purposes hereof, any allocation of income, loss, gain or any item thereof to a Member pursuant to Section 7 04(c) of the Code shall affect only its tax basis in its Percentage Interest and shall not affect its Capital Account. In addition to the foregoing, if the Company's assets are reflected in the Capital Accounts of the Members at a book value that differs from the adjusted tax basis of the assets (e.g., because of a revaluation of the Members' Capital Accounts under Treasury Regulations §1.704-1(b)(2)(iv)(f)), allocations of depreciation, amortization, income, gain or loss with respect to such property shal l be made among the Members in a manner consistent with the principles of Section 704(c) of the Code and this Section 8.8.

8.9 Allocation in Case of Transfer. In the event of a Transfer of any Units during a taxable year of the Company, allocations of income , gain, loss, deductions and other items of the Company between the transferor and the transferee will be based on the portions of such taxable year during which each owned the Units or as the Board may determine in its reasonable discretion.

Article IX

Powers, Duties and Restrictions of the Company and the Members; Other Provisions Relating to the Members

9.1 Powers of the Company. In furtherance of the purposes set forth in Article II, and subject to the provisions of Article VI, the Company will possess the power to do anything not prohibited by the LLC Law, by other applicable law, or by this Agreement, including but not limited to the following powers: (a) to undertake any of the activities described in Article II; (b) to make, perform and enter into any contract, commitment, activity or agreement relating thereto; (c) to open, maintain and close bank and money market accounts, to endorse, for deposit to any such account otherwise, checks payable or belonging to the Company from any other Person, and to draw checks or other orders for the payment of money on any such account; (d) to hold, distribute, and exercise all rights (including voting rights), powers and privileges and other incidents of ownership with respect to assets of the Company; (e) to borrow funds, issue evidences of indebtedness and refinance any such indebtedness in furtherance of any or all of the purposes of the Company; (f) to employ or retain such agents, employees, managers, accountants, attorneys, consultants and other Persons necessary or appr opriate to carry out the business and affairs of the Company, and to pay such fees, expenses, salaries, wages and other compensation to such Persons; (g) to bring, defend and compromise actions, in its own name, at law or in equity; and (h) to take all actions and do all things necessary or advisable or incident to carry out the purposes of the Company, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the Company's business, purposes or activities.

9.2 Maintenance of Separate Business.

(a) The Company shall at all times (i) maintain the Company's books, financial statements, accounting records and other limited liability company documents and records separate from those of any of its Affiliates or any oth er Person, (ii) not commingle the Company's assets with those of any of its Affiliates or any other Person, (i ii) maintain the Company's account, bank accounts, and payroll separate from those of any of its Affiliates, (iv) act solely in its name and throu gh its own authorized agents, and in all respects hold itself out as a legal entity separate and distinct from any other Person, (v) make investments directly or by brokers engaged and paid by the Company and its agents, (vi) manage the Company's liabilities separately from those of any of its Affiliates and pay its own liabilities, including all administrative expenses and compensation to employees, consultants or agents, and all operating expenses, from its own separate assets; provided, however, the foregoing shall not require any Member to make any Additional Capital Contribution; (vii) pay from the Company's assets all obligations and indebtedness of any kind incurred by the Company; provided, however, the foregoing shall not require any Member to make any Additional Capital Contribution, and (viii) not assume the liabilities of any of its Affiliates or guarantee the liabilities of any of its Affiliates, unless such assumption or guarantee is approved in accordance with this Agreement . The Company shall abide by all LLC Law formalities, including the maintenance of current records of the Company's affairs, and the Company shall cause its financial statements to be prepared in accordance with generally accepted accounting principles in a manner that indic ates the separate existence of the Company. Subject to Article VI, the Board shall make decisions with respect to the business and daily operations of the Company independent of and not dictated by any of its Affiliates. Failure of the Company, any of th e Members or the Board on behalf of the Company to comply with any of the foregoing covenants or any other covenants contained in this Agreement shall not affect the status of the Company as a separate legal entity or the limited liability of the Members or the Managers.

9.3 Purchased Services. All products and services to be obtained by the Company or any of its subsidiaries and all transactions conducted by the Company and its subsidiaries shall be evaluated by the Board with a view to best practices, and all such products and services and all such transactions shall, if obtained from or conducted with any Member or any Affiliate of a Member, be obtained or conducted only on an arm's length basis with terms that are not less favorable to the Company or any of its subsidiaries than those that the Company or any of its subsidiaries might otherwise be able to obtain from an unrelated Person.

9.4 Compensation of the Members and Managers. Except as otherwise specifically provided in this Agreement, the Members shall not be entitled to any compensation for their services hereunder in their capacities as Members or Managers. The Managers may be paid by the Company their reasonable expenses, if any, of attendance at each meeting of the Board.

9.5 Resignation of Member. Except as otherwise specifically permitted in this Agreement, a Member may not resign from the Company unless unanimously agreed to by all other Members. The Board shall reflect any such resignation by preparing an amendment to this Agreement, dated as of the date of such resignation, and the resigning Member (or such Member's successors-in-interest) shall have none of the powers of a Member hereunder and shall only have such rights of an assignee of a limited liability company interest under the LLC Law as are consistent with the other terms and provisions of this Agreement and with no other rights under this Agreement. The remaining Members may, in their sole discretion, cause the Company to distribute to the resigning Member the balance in such Member's Capital Account on the date of resignation. Upon the distribution to the resigning Member of the balance in his or her Capital Account, the resigning Member shall have no further rights with respect to the Company. Any Member resigning in contravention of this Section 9.5 shall indemnify, defend and hold harmless the Company, the Managers and all other Members from and against any losses, expenses, judgments, fines, settlements or damages suffered or incurred by the Company or any such other Member arising out of or resulting from such resignation.

9.6 Withdrawal of Member. Upon the death, Disability, dissolution (whether voluntary or involuntary), resignation in contravention of Section 9.5, or Bankruptcy (any such event, a "Withdrawal") of a Member (the "Withdrawing Member"), the Company shall have the right to treat such Member or such Member's successor(s)-in-interest as having none of the powers of a Member hereunder, but only such rights of an assignee of a limited liability company interest under the LLC Law as are consistent with the other terms and provisions of this Agreement and with no other rights under this Agreement. The remaining Members may, in their sole discretion, cause the Company to distribute to the Withdrawing Member or the Withdrawing Member's successor(s)-in-interest, if any, as the case may be, the balance in such Withdrawing Member's Capital Account on the date of Withdrawal; provided that such distribution shall not have any effect on the Withdrawing Member's Percentage Interest. For purposes of this Section 9.6, if a Withdrawing Member's Units is held by more than one Person (for purposes of this Section 9.6, the "Assignees"), the Assignees shall appoint one Person with full authority to accept notices and distributions with respect to such Units on behalf of the

Assignees and to bind them with respect to all matters in connection with the Company or this Agreement. The Assignee(s) shall have none of the powers of a Member unless and until such Assignee(s) shall have agreed to be bound by all of the terms and conditions of this Agreement by executing and delivering to the Board a counterpart hereto and been admitted as a Member pursuant to Section 6.7(b)(3).

9.7 Representations and Warranties. Each Member represents and warrants to the Company and the other Members that such Member is not a foreign partner under Section 1446(e) of the Code.

9.8 Other Activities of the Members.

(a) Notwithstanding any duty otherwise existing at law or in equity, each of the Members and any Person employed by, related to or in any way affiliated with any Member (the "Permitted Persons") may have other business interests and may engage in any business or trade, profession, employment or activity whatsoever (regardless of whether any such activity competes, directly or indirectly, with the business or activities of the Company or any of its subsidiaries), for its own account, or in partnership or participation with, or as an employee, officer, director, stockholder, member, manager, trustee, general or limited partner, agent or representative of, any other Person, and no Permitted Person shall be required to devote its entire time (business or otherwise), or any particular portion of its time (business or otherwise) to the business of the Company or any of its subsidiaries. Notwithstanding any duty otherwise existing at law or in equity, without limiting the generality of the foregoing, each Permitted Person (i) may engage in the same or similar activities or lines of business as the Company or any of it s subsidiaries or develop or market any products or services that compete, directly or indirectly, with those of the Company or any of its subsidiaries, including owning, operating or investing in electronic trading systems in alternative asset classes or geographies, (ii) may invest or own any interest in, or develop a business relationship with, any Person engaged in the same or similar activities or lines of business as, or otherwise in competition with, the Company or any of its subsidiaries and (iii) may do business with any client or customer of the Company or any of its subsidiaries. Neither the Company nor any Member nor Manager, nor any Affiliate of any thereof, by virtue of this Agreement, shall have any rights in and to any such independent venture or the income or profits derived therefrom, regardless of whether or not such venture was initially presented to a Permitted Person as a direct or indirect result of its relationship with the Company or any of its subsidiaries. Notwithstanding any duty otherwise existing at law or in equity, no Permitted Person shall have any obligation hereunder to present any business opportunity to the Company or any of its subsidiaries, even if the opportunity is one that the Company or any of its subsidiaries might reasonably have pursued or had the ability or desire to pursue, in each case, if granted the opportunity to do so, and, to the fullest extent permitted by law, no Permitted Person shall be liable to the Company, any of its subsidiaries or any Member (or any Affiliate thereof) for breach of any fiduciary or other duty relating to the Company (whether imposed by applicable law or otherwise), by reason of the fact that the Permitted Person pursues or acquires such business opportunity, directs such business o pportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to the Company or any of its subsidiaries.

9.9 Use of Name and Trade Marks.

(a) Each Member (the "Using Member") shall not, without the prior written consent of the other Member in question for each instance, (i) usc in advertising, publicity or otherwise the name of such other Member or its Affiliates or employees, or any trade name, trademark, trade device, logo service mark, symbol o r abbreviation, contraction or simulation thereof owned or used by such other Member or its Affiliates, or (ii) represent, directly or indirectly, that any product or any service provided by the Using Member has been approved, endorsed, recommended or prov ided by, or in association with, such other Member or its Affiliates.

(b) Each Member shall not, without the prior written consent of the Company, (i) use in advertising, publicity or otherwise the name of the Company or any of its subsidiaries or any of their respective Affiliates (other than, if applicable, such Member) or employees, or any trade name, trademark, trade device, logo service mark, symbol or abbreviation, contraction or simulation thereof owned or used by the Company or any of its subsidiaries o r any of their respective Affiliates (other than, if applicable, such Member), or (ii) represent, directly or indirectly, that any product or any service provided by such Member has been approved, endorsed, recommended or provided by, or in association wit h, the Company or any of its subsidiaries or any of their respective Affiliates (other than, if applicable, such Member).

(c) The Company shall not, and shall cause each of its subsidiaries not to, in each case without the prior written consent of the Member i n question for each instance, (i) use in advertising, publicity or otherwise the name of any Member or its Affiliates (other than the Company or any of its subsidiaries) or employees, or any trade name, trademark, trade device, logo service mark, symbol or abbreviation, contraction or simulation thereof owned or used by a Member or its Affiliates (other than the Company or any of its subsidiaries), or (ii) represent, directly or indirectly, that any product or any service provided by the Company or any of i ts subsidiaries has been approved, endorsed, recommended or provided by, or in association with, any Member or its Affiliates (other than the Company or any of its subsidiaries).

(d) Notwithstanding anything to the contrary herein, Hanweck shall be entitled to use the name "Hanweck" as long as any such use is in compliance with his employment agreement with the Company entered into pursuant to the Purchase Agreement and not in any way that could be reasonably expected to be detrimental to the business of the Company.

Article X
Books, Records and Accounting

10.1 Books of Account. The Board shall cause to be entered in appropriate books, kept at the Company's principal place of business, which must be in the United States, all transactions of or relating to the Company. The books and records of the Company shall be made and maintained, and the financial position and the results of operations recorded, at the expense of the Company, in accordance with such method of accounting as is determined by the Board. Each Member, for any purpose reasonably related to such Member's interest as a Member in the Company, shall have access to and the right, at such Member's sole cost and expense, to inspect and copy such books and records during normal business hours; provided, that the inspecting Member shall be responsible for any out-of-pocket costs or expenses incurred by the Company in making such books and records available for inspection.

10.2 Deposits of Funds. All funds of the Company shall be deposited in its name in such checking, money market, or other account or accounts as the Board may from time to time designate; withdrawals shall be made therefrom on such signature or signatures as the Board shall determine.

10.3 Company Budget. At least sixty (60) calendar days before any Fiscal Year, the Board shall prepare and approve an annual budget setting forth all anticipated expenses of the Company during the course of that upcoming Fiscal Year (the " Annual Budget"). If the Board does not prepare and approve an annual budget, the Annual Budget from the prior Fiscal Year shall remain in effect until such new annual budget is so prepared and approved.

10.4 Financial Statements; Reports to Members. In connection with the financial statements to be delivered pursuant to this Section 10.4, the Company shall engage nationally recognized, independent certified public accountants and have annual audits made by such independent public accountants. The Company shall deliver to each of the Members the following:

(a) within thirty (30) calendar days after the close of each fiscal quarter (other than the fourth quarter), an unaudited consolidated balance sheet of the Company as of the end of such quarter, together with the related statements of operations and cash flow for such quarter and for the current fiscal year to the end of such fiscal quarter;

(b) within one hundred and eighty (180) calendar days after the end of the Fiscal Year ended December 31, 2009 and within one hundred and twenty (120) calendar days after the end of each Fiscal Year starting with the year ended December 31, 2010, an audited consolidated balance sheet of the Company as of the end of such Fiscal Year, together with related statements of operations and cash flow for such Fiscal Year;

(c) at the time the Board approves the Annual Budget in accordance with Section 10.3, the Company's Annual Budget for the next Fiscal Year and any material modifications thereto; and

(d) with reasonable promptness, such other information and data as a Member may from time to time reasonably request.

10.5 Tax Matters.

(a) The Board shall prepare all tax returns of the Company.

(b) The Board shall furnish a copy of all filed tax returns of the Company to each of the Members. In addition, upon reasonable written notice provided to the Company by a Member (and as otherwise required by law), the Company shall furnish such Members, on a timely basis, with all information relating to the Company required to be reported in any U.S. federal, state and local tax returns of such Members, including a report indicating such Member's allocable share for U.S. federal income tax purposes of the Company's income, gain, credits, losses and deductions. Within ninety (90) calendar days after the end of the Company's Fiscal

Year, the Board shall send to each Member a copy of Schedul e K-1 to Internal Revenue Service Form 1065 (or any successor form); provided that the Board may, in its reasonable discretion extend such period as permitted under applicable law.

(c) The Members shall report their tax items with respect to, and arising from, their Units in a manner that is consistent with the Company's tax returns.

(d) The Board shall provide prompt notice to the Members in the event the IRS or any applicable foreign, state or local taxing authority notifies the Company of its intention to examine any tax returns or records or books of the Company and of any notice from the IRS or any other taxing authority in any administrative or judicial proceeding at the Company level relating to the determination of any item of income, gain, loss, deduction o r credit of the Company, in each case together with a copy of such IRS or foreign, state or local taxing authority notice and any written materials submitted by the Board in response to such notice. In the event of any tax audit or any contest, dispute or litigation with respect to the treatment of, or liability of the Company for, any U.S. federal, state or local or foreign income tax for any taxable period (or portion of a taxable period) of the Company beginning after the date that the Company ceases to be a partnership for U.S. federal income tax purposes, the Board shall control, defend and otherwise represent the Company in such audit, contest, dispute or litigation. The Board shall advise any Member of any written proposed adjustment by the IRS that would increase (directly or through such Member's interest in any intermediate entities) such Member's U.S. federal income tax liability (or decrease (directly or through such Member's interest in any intermediate entities) such Member's U.S. federal tax benefits).

(e) Subject to this Agreement, the Board shall have authority to make any tax election with respect to the Company or any subsidiary thereof that it deems advisable; provided, however, that the Company shall not make an election to be classified a s a corporation pursuant to Treas. Reg. section 301.7701-3 or otherwise or any similar tax election without the unanimous approval of the Members.

(f) Notwithstanding any other provisions of this Agreement, the provisions of this Section 10.5 shall survive the dissolution of the Company or the termination of any Member's interest in the Company and shall remain binding on all Members for a period of time necessary to resolve with the IRS or any applicable state or local taxing authority all matters (including litigation) regarding the U.S. federal, state and local income taxation, as the case may be, of the Company or any Member with respect to the Company.

Article XI
Term and Dissolution

11.1 Term. The legal existence of the Company shall be perpetual, unless the Company is sooner dissolved as a result of an event specified in the LLC Law or pursuant to a provision of this Agreement.

11.2 Dissolution.

(a) The Company shall be dissolved and its affairs wound up upon the first to occur of the following:

(1) The election to dissolve the Company made by the Members pursuant to Section 6.7(b);

(2) The entry of a decree of judicial dissolution of the Company under Section 702 of the LLC Law;

(3) The expulsion or Withdrawal of the last remaining Member, or the occurrence of any other event which terminates the continued membership of the last remaining Member in the Company, unless the business of the Company is continued without dissolution in accordance with the LLC Law; and

(4) The occurrence of any other event that causes the dissolution of a limited liability company under the LLC Law, unless the Company is continued without dissolution in accordance with the LLC Law.

(b) Upon dissolution of the Company, the business of the Company shall continue for the sole purpose of winding up its affairs. The winding up process shall be carried out by the Members unless the dissolution is caused by an event of withdrawal by the sole remaining Member, in which case the Board shall appoint a liquidating trustee. A liquidating trustee may be appointed for the Company by vote of a majority of the Managers (such liquidating trustee is referred to herein as the "Liquidator"). In winding up the Company's affairs, every effort shall then be made to dispose of the assets of the Company in an orderly manner, having regard to the liquidity, divisibility and marketability of the Company's assets. Subject to Section 11.3, if the Liquidator determines that it would be imprudent to dispose of any non-cash assets of the Company, then such assets may be distributed in-kind to the Members, in lieu of cash, proportionately to their right to receive cash distributions hereunder; provided, that the Liquidator shall in its sole discretion determine the relative shares of the Members of each kind of those assets that are to be distributed in kind. The Liquidator shall not be entitled to be paid by the Company any fee for services rendered in connection with the liquation of the Company, but the Liquidator shall be reimbursed by the Company for all third-party costs and expenses incurred by it in connection therewith and shall, to the fullest extent permitted by law, be indemnified by the Company with respect to any action brought against it in connection therewith by applying, mutatis mutandis, the provisions of Section 12.1.

11.3 Application and Distribution of Assets. Except as otherwise provided in the LLC Law, upon windup of the Company, the Company shall distribute its assets as follows: first, to creditors of the Company, including Members and Managers who are creditors, to the extent permitted by law, in satisfaction of liabilities of the Company (whether by payment or the making of reasonable provision for the payment thereof), and including any contingent, conditional and unmature liabilities of the Company, taking into account the relative priorities thereof; second, to the Members and former Members in satisfaction of liabilities under the LLC Law for distributions to such Members and former Members; and third, to the Members, in proportion to, and to the extent of, their respective Percentage Interests. Notwithstanding anything to the contrary in this Agreement, upon a liquidation within the meaning of Treas. Regs. § 1.704-1(b)(2)(ii)(g), if any Member has a deficit Capital Account (after giving effect to all contributions, distributions, allocations, and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), the Member shall have no obligation to make any Capital Contribution, and the negative balance of the Member's Capital Account shall not be considered a debt owed by the Member to the Company for any purpose whatsoever.

11.4 Capital Account Adjustments. For purposes of determining a Member's Capital Account, if, on liquidation and dissolution, some or all of the assets of the Company are distributed in kind, the Company's profits (or losses) shall be increased by the profits (or losses) that would have been realized had such assets been sold for their Fair Market Value on the date of dissolution of the Company, as determined by the Liquidator. Such increase (i) shall be allocated to Members in accordance with Article VIII hereof and (ii) shall increase (or decrease) the Members' Capital Account balances accordingly, it being the general intent that the adjustments contemplated by this subsection shall have the effect, as nearly as possible, of causing the Members' Capital Account balances to be in proportion to their Percentage Interests.

11.5 Termination of the LLC. The separate legal existence of the Company shall terminate when all assets of the Company, after payment of or due provision for all debts, liabilities, and obligations of the Company, shall have been distributed to the Members in the manner provided for in this Article XI, and Articles of Dissolution shall have been filed in the manner required by Section 705 of the LLC Law.

Article XII
General Provisions

12.1 Exculpation and Indemnification.

(a) Unless otherwise set forth herein or otherwise expressly provided in the LLC Law, to the fullest extent permitted by applicable law, no Member, officer, Manager, employee or agent of the Company and no officer, director, employee, representative, agent or Affiliate of any Member (collectively, the "Covered Persons") shall be liable to the Company or any other Person who is bound by this Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's gross negligence or willful misconduct.

(b) To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by a Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's gross negligence or willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 12.1(b), other than as specifically set forth herein, shall be provided out of and to the extent of the Company's assets only, and no Member, unless specifically set forth in this

Agreement, shall have personal liability on account thereof. The Covered Person shall provide the Company with prompt, written notice of any such claim, sole control of the defense and settlement of such claim, and all reasonable assistance to defend such claim at the Company's cost. The Covered Person may appear in such action with counsel of its choice, at its own expense. The Company shall have no obligations under t his Section 12.1 up to and to the extent any such claims, damages and liabilities result from the Covered Person's gross negligence or willful misconduct.

(c) To the fullest extent permitted by applicable law, expenses (including legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Section 12.1.

(d) A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities or any other facts pertinent to the existence and amount of assets of the Company from which distributions to any Member might properly be paid.

(e) Except as otherwise set forth in this Agreement, to the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person bound by this Agreement for its good faith reliance on the provisions of this Agreement or any approval or authorization granted by the Company or any other Covered Person. The provisions of this Agreement, to the extent that they restrict or eliminate the duties and liabilities of a Covered Person to the Company or any other Person who is bound by this Agreement otherwise existing at law or in equity, are agreed by the parties hereto to replace such other duties and liabilities of such Covered Person.

(f) Before the end of the sixty (60)-day time period following the Effective Date, the Company shall have obtained directors' and officer s' liability insurance for the Managers in accordance with the Purchase Agreement (a "D&O Insurance Policy"), with coverage under such D&O Insurance Policy to be effective beginning on the Effective Date. Each Manager shall be named as an insured in the D&O Insurance Policy in such a manner as to provide such Manager the same rights and benefits, subject to the same limitations, as are accorded to the Managers or officers of the Company most favored by such D&O Insurance Policy. The Company shall maintain a D&O Insurance Policy at all times that are no less favorable to the Managers than the D&O Insurance Policy entered into pursuant to the first sentence of this Section 12.1(f).

(g) The Company hereby acknowledges that a Covered Person may have certain rights to indemnification, advancement of expenses and/or insurance provided by companies for which such Covered Person serves as a manager, officer or employee (collectively, the "Other Indemnitors"). The Company hereby agrees that it (i) is the indemnitor of first resort (i.e., its obligations to a Covered Person are primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by or on behalf of such Covered Person are secondary), (ii) shall be required to advance the full amount of expenses incurred by or on behalf of such Covered Person and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent not prohibited by applicable law and as required by the terms of this Agreement, without regard to any rights such Covered Person may have against the Other Indemnitors, and (iii) irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims against the Other Indemnitors for reimbursement, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by the Other Indemnitors on behalf of a Covered Person with respcct to any claim for which a Covered Person has sought indemnification from the Company shall affect the foregoing and the Other Indemnitors shall have a right of reimbursement and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of a Covered Person against the Company. The Company and any Covered Person agree that the Other Indemnitors are express third party beneficiaries of the terms of this Section 12.1(g).

12.2 Entire Agreement; Integration; Amendments.

(a) This Agreement contains the sole and entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter, including the Non -Disclosure Agreement between the Company and ISE Holdings, dated April 24, 2009, the Summary of Proposed Principal Terms between the Company and ISE Holdings, dated October 1, 2009, and the Original Operating Agreement.

(b) Subject to the proviso hereafter, this Agreement may be changed or terminated only upon the unanimous approval of the Members; provided, however, that, notwithstanding anything in this Agreement to the contrary, (i) without the consent of any other Person, the Board may amend Exhibit A and Exhibit B from time to time so as to accurately reflect the information contained thereon upon (a) the Withdrawal of a Member pursuant to Section 9.6, (b) the admission of a new Member, (c) any change in the number of Units owned by a Member, or (d) the issuance of additional Units to ISE Holdings as contemplated by the Purchase Agreement; (ii) any change to this Agreement that materially, adversely and disproportionately affects the economic or governance rights of a Member shall require such Member's prior written consent, which consent may be withheld or conditioned in such Member's sole discretion; and (iii) any change to any voting, consent or approval threshold or requirement specified in this Agreement shall require the written consent of Members or Managers, as the case may be, constituting at least such voting, consent or approval threshold or otherwise satisfying such requirement.

(c) Notwithstanding anything contained herein to the contrary, in the event the Company enters into an agreement with any Person for an investment in the Company prior to the Year Two Closing, on terms and conditions more favorable to such Person than the terms and conditions applicable to ISE Holdings in the Purchase Agreement and this Agreement, the Company shall promptly provide a written notice to ISE Holdings thereof, along with a copy of such agreement, and ISE Holdings shall have the right to require an amendment to the Purchase Agreement and this Agreement to include all of the material terms and conditions granted to such Person.

(d) Each of the Members further acknowledges and agrees that, in entering into this Agreement, such Member has not in any way relied upon any oral or written agreements, statements, promises, information, arrangements, understandings, representations or warranties, express or implied, not specifically set forth in this Agreement or in the exhibits hereto.

12.3 Avoidance of Provisions. No party hereto shall avoid the provisions of this Agreement by making one or more Transfers to one or more Affiliates and then disposing of all or any portion of such party's interest in any such Affiliate.

12.4 Binding Agreement. The covenants and agreements herein contained shall inure to the benefit of and binding upon the parties hereto and their respective representatives, successors in interest and permitted assigns.

12.5 Notices. Unless otherwise provided in this Agreement, any and all notices contemplated by this Agreement shall be deemed adequately given if in writing and delivered in hand, or upon receipt when sent by telecopy or electronic transmission confirmed by one of the other methods for providing notice set forth herein, or one Business Day after being sent, postage prepaid, by nationally recognized overnight courier (e.g., Federal Express), or five Business Days after being sent by certified or registered mail, return receipt requested, postage prepaid, to the party or parties for whom such notices are intended. All such notices to Members shall be addressed to the last address of record on the books of the Company; all such notices to the Company shall be addressed to the Company at the address set forth in Section 2.3 or at such other address as the Company may have designated by notice given in accordance with the terms of this subsection.

12.6 Captions. Captions contained in this Agreement are inserted only as a matter of convenience and in no way define, limit, extend or describe the scope of this agreement or the intent of any provisions hereof.

12.7 Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, all rights and remedies being governed by such laws, without regard to its conflict of laws rules.

12.8 Arbitration. Disputes arising among the Members out of or related to this Agreement that cannot be resolved by the Members will be resolved through binding arbitration in New York City using American Arbitration Association ("AAA") Commercial Arbitration Rules; provided, that the parties acknowledge that pre-arbitration discovery shall be permitted. The Members will attempt to agree on a single arbitrator, but if they cannot so agree, the Members who are party to such dispute may each appoint an arbitrator, and those arbitrators shall choose one additional arbitrator (collectively, the "Arbitrator Panel"). In all cases, the arbitrators must be chosen from the AAA list of arbitrators. The decision of the Arbitrator Panel shall be final and binding on the parties and the parties waive irrevocably any rights to any form of appeal, review or recourse to any state or other judicial aut hority, in so far as such waiver may validly be made. To the fullest extent permitted by law, the parties acknowledge that the Arbitrator Panel may grant equitable remedies, including injunctions and specific performance. Judgment upon any arbitral award may be entered in any court of competent jurisdiction and any party may apply to such court for the recognition and enforcement of such award as the law of such jurisdiction may allow. Notwithstanding any provision of the Agreement to the contrary, this Section 12.8 shall be construed to the extent possible to comply with the laws of the State of New York, including the New York Arbitration Act (CPLR § 7501 et seq.) (the "New York Arbitration Act"). If, nevertheless, it shall be determined by a court of competent jurisdiction that any provision or wording of this Section 12.8, including any rules of the AAA, shall be invalid or unenforceable under the New York Arbitration Act, or other applicable law, such invalidity shall not invalidate all of this Section 12.8. In that case, this Section 12.8 shall be construed so as to limit any term or provision so as to make it valid or enforceable within the requirements of the New York Arbitration Act or other applicable law, and, in the event such term or provision cannot be so limited, this Section 12.8 shall be construed to omit such invalid or unenforceable provision.

12.9 Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and, to the fullest extent permitted by law, the parties intend that no rule of strict construction will be applied against any party.

12.10 Severability. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other pr ovisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision was omitted. In the case of any such invalidity or unenforceability, the parties hereto agree to use all reasonable best efforts to achiev e the purpose of such provision by a new legally valid and enforceable stipulation.

12.11 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the s ame instrument.

12.12 Survival. The provisions of Section 6.14, Section 6.17(c), Section 6.17(d), Section 9.9, Section 10.1, and this Article XII shall survive the termination of this Agreement for any reason. Subject to the LLC Law, all other rights and obli gations of the Members shall cease upon the termination of this Agreement. The provisions of Section 6.17(c) and Section 6.17(d) shall survive the termination of this Agreement if this Agreement is terminated in connection with the Company having been con verted or otherwise reorganized pursuant to Section 6.17(a) in anticipation of an Initial Public Offering.

12.13 Publicity. No Member nor the Company shall issue any public announcements or make any published statements regarding this Agreement, or the subject matter thereof, without the prior written consent of the Board; provided, however, that if such public announcement or statement identifies any Member by name, such Member's prior written consent shall be required. If the Company or any of its Affiliates, or any Member or any of its Affiliates, is required by applicable law to file this Agreement or a description thereof with the SEC, such

Person shall (i) in accordance with the rules and regulations of the SEC, file with the Secretary of the SEC an application requesting confidential treatment pursuant to Rule 24b-2 of the Exchange Act at or about the time of such filing, (ii) notify the other parties hereto as soon as practicable in advance of any such filing, and (iii) give the other parties hereto a reasonable opportunity to review and comment on such filing in advance. If the Company, any Affiliate of the Company, any Member or any Affiliate of a Member is required by applicable law to file this Agreement or any description thereof with any other governmental entity or SRO, such entity shall (i) take all commercially reasonable efforts to obtain confidential treatment for this Agreement, (ii) notify the other parties hereto as soon as practicable in advance of any such filing, and (iii) give the other parties hereto a reasonable opportunity to review and comment on such filing in advance; provided, however, that no such filing shall be deemed to violate this Section 12.13.

12.14 Further Assurance. Each party to this Agreement agrees to execute, acknowledge, deliver, file and record such further certificates, amendments, instruments and documents, and to do all such other acts and things, as may be required by law or as, in the reasonable judgment of the Board, may be necessary or reasonably advisable to carry out the intent and purpose of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the Members signatory hereto have caused this Agreement to be executed on the date first above written:

MEMBERS:

Gerald A. Hanweck, Jr.

____

Michael R. Hollingsworth

____

International Securities Exchange Holdings, Inc.

By: ______________________________
Name: Gary Katz
Title: President and Chief Executive Officer

[Signature Page to LLC Agreement]

#4846-6204-9284

IN WITNESS WHEREOF, the Members signatory hereto have caused this Agreement to be executed on the date first above written:

MEMBERS:

Gerald A. Hanweck, Jr.

____

Michael R. Hollingsworth

____

International Securities Exchange Holdings, Inc.

By: ______________________________
Name: Gary Katz
Title: President and Chief Executive Officer

[Signature Page to LLC Agreement]

Exhibit A
Name, Number of Units and Percentage Interests of each Member

Name and Address of Member	Number of Units	Percentage Interest
Gerald A. Hanweck, Jr. 70 Battery Pl., Apt. 916 New York, NY 10006 646-215-3859	61,460	61.46%
Michael R. Hollingsworth 160 Riverside Blvd, Apt 10B New York, NY 10069	26,340	26.34%
International Securities Exchange Holdings, Inc. 60 Broad Street New York, NY 10004	12,200	12.20%
Total:	**100,000**	**100%**

Exhibit B
Capital Accounts

Member	Capital Account
Gerald A. Hanweck, Jr.	$6,297,131.13
Michael R. Hollingsworth	$2,698,770.47
International Securities Exchange Holdings, Inc.	$1,250,000.00
Total:	**$10,245,901.60**

Exhibit C
Form of Registration Rights Agreement

Exhibit C

Registration Rights

1. Definitions

1.01 Definitions.

(a) Capitalized terms used but not otherwise defined in this Exhibit C shall have the meanings assigned to them in the Amended and Restated Limited Liability Company Operating Agreement of Hanweck Associates, LLC (the "Agreement").

(b) The following capitalized terms shall have the meanings set forth below:

"Common Stock" means the Surviving Corporation Shares.

"Corporation" means the corporation that is the issuer of the Common Stock.

"Excluded Expenses" means all underwriting discounts, selling commissions and the fees and expenses of each Selling Holder's own counsel.

"Holder" means (i) each Initial Member (as defined below), (ii) each other Member who owns (together with its Affiliates and Permitted Assignees (as defined below)) at least five percent (5%) of the outstanding Common Stock on a fully diluted basis on the date of the Conversion and (iii) any Permitted Assignee of each Initial Member or such other Member to whom Registrable Securities have been Transferred who owns (together with its Affiliates and Permitted Assignees) at least five percent (5%) of the outstanding Common Stock on a fully diluted basis on the date of the Conversion.

"Initial Member" means a Member of Hanweck Associates, LLC as of the Effective Date.

"Initial Public Offering Date" means the date of completion of the initial sale of Common Stock in the Initial Public Offering.

"Registrable Securities" means the Common Stock and any securities issued or issuable with respect to the Common Stock by way of a split, dividend, or other division of securities, or in connection with a combination of securities, conversion, exchange, replacement, recapitalization, merger, consolidation, or other reorganization or otherwise; provided, that such Registrable Securities shall cease to be Registrable Securities (i) upon any sale pursuant to a Registration Statement or Rule 144(b)(1)(i) under the Securities Act (or any similar provision then in force), (ii) upon repurchase by the Corporation, (iii) upon any Transfer in any manner to a Person that is not a Permitted Assignee, (iv) at such time, following an Initial Public Offering, as they become eligible for sale under the circumstances described in Rule 144 under the Securities Act (or any similar provision then in force) or (iv) when they otherwise cease to be outstanding.

"Registration Expenses" means any and all expenses incident to performance of or compliance with Section 2, including (i) the fees, disbursements and expenses of the Corporation's counsel and accountants (including the expenses of any annual audit letters and "cold comfort" letters required or incidental to the performance of such obligations), (ii) all expenses, including filing fees, in connection with the preparation, printing and filing of the Registration Statement, any free writing, preliminary prospectus or final prospectus, any other offering document and amendments and supplements thereto and the mailing and delivering of copies thereof to any underwriters and dealers, (iii) the cost of printing or producing any agreements among underwriters, underwriting agreements, any selling agreements and any other documents in connection with the offering, sale or delivery of the securities to be disposed of, (iv) all expenses in connection with the qualification of the securities to be disposed of for offering and sale under state securities laws, (v) the filing fees incident to securing any required review by the National Association of Securities Dealers, Inc. of the terms of the sale of the securities to be disposed of, (vi) transfer agents' and registrars' fees and expenses and the fees and expenses of any other agent or trustee appointed in connection with such offering, (vii) all security engraving and security printing expenses, (viii) all fees and expenses payable in connection with the listing of the securities on any securities exchange or interdealer quotation system and (ix) all rating agency fees, and excluding any Excluded Expenses.

"Registration Statement" means a registration statement filed by the Corporation with the SEC for a public offering and sale of securities of the Corporation other than (i) a registration statement on Form S-8 or Form S-4, or their successors or any other form for a similar limited purpose, (ii) any registration statement covering only securities proposed to be issued in exchange for securities or assets of another corporation, (iii) any registration in which the only equity security being registered is Common Stock issuable upon the conversion of debt securities that are also being registered or (iv) any registration on a form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities.

"Rule 415 Offering" means an offering on a delayed or continuous basis pursuant to Rule 415 (or any successor rule to similar effect) promulgated under the Securities Act.

"Selling Holder" means a Holder of Registrable Securities included in the relevant Registration Statement.

2. Registration Rights

2.01 Demand Registration.

(a) Requests for Registration. At any time beginning six (6) months after the Initial Public Offering Date, any Initial Member may, subject to the provisions of this Exhibit C, request in writing that the Corporation effect the registration under the Securities Act of any or all of the Registrable Securities held by such Initial Member (an "Initial Requesting Holder"), which notice shall specify (a) the amount of Registrable Securities proposed to be registered; and (b) the intended method or methods and plan of disposition thereof, including whether such requested registration is to involve an underwritten offering. The Corporation shall give prompt written notice of such registration request to all other Holders. Except as otherwise provided in this Exhibit C and subject to Section 2.01(i) in the case of an underwritten offering, the Corporation shall prepare and use its reasonable best efforts to file, subject to applicable rules, regulations and interpretations of the SEC (within sixty (60) days after such request has been given) with the SEC a Registration Statement with respect to (i) all Registrable Securities included in the Initial Requesting Holder's request and (ii) all Registrable Securities included in any request for inclusion delivered by any other Holder (a "Participating Holder", and together with the Initial Requesting Holder, the "Requesting Holders") within fifteen (15) days after delivery of the Corporation's notice of the Initial Requesting Holder's registration request to such other Holder, in each case subject to Section 2.01(i) if such offering is an underwritten offering. Thereafter, the Corporation shall use its reasonable best efforts, in accordance with Section 2.05, to effect the registration under the Securities Act and applicable state securities laws of such Registrable Securities for disposition in accordance with the intended method or methods of disposition stated in such request. Subject to Section 2.01(i), the Corporation may include in such registration other securities of the Corporation for sale, for the Corporation's account or for the account of any other Person.

(b) S-1 Registration. Each Initial Member shall have the right pursuant to Section 2.01(a) and subject to Section 2.01(e), to make one (1) request for registration on Form S-1 (or any successor form) for a public offering of all or a portion of the Registrable Securities held by it so long as such Initial Member (together with its Affiliates and Permitted Assignees) holds at least ten (10%) percent of the Registrable Shares then outstanding; provided, that the reasonably anticipated gross aggregate price to the public of such Registrable Securities would exceed fifty million dollars ($50,000,000) (based on the market price or fair market value (as determined reasonably and in good faith by the Board of Directors of the Corporation) on the date of such request).

(c) S-3 Registration; Shelf Registration. Each Initial Member shall have the right pursuant to Section 2.01(a) and subject to Section 2.01(e), beginning six months after the Corporation becomes eligible to file a Registration Statement on Form S-3 (or any successor form), subject to applicable rules, regulations and interpretations of the SEC to request an unlimited number of times that the Corporation register all or a portion of its Registrable Securities on Form S-3 (or any successor form), including for an offering to be made on a continuous or delayed basis pursuant to Rule 415 under the Securities Act (or any similar rule that may be adopted by the SEC covering such Registrable Securities); provided, that the reasonably anticipated gross aggregate price to the public of the Registrable Securities requested to be included in any such registration would exceed five million dollars ($5,000,000) (based on the market price or fair market value (as determined reasonably and in good faith by the Board of Directors of the Corporation) on the date of such request).

(d) Delay for Disadvantageous Condition. If, in connection with any request for registration pursuant to this Section 2.01, the Corporation provides a certificate, signed by the president or chief executive officer of the Corporation, to the Requesting Holders stating that, in the good faith judgment of the Board of Directors of the Corporation and its counsel, it would be materially detrimental to the Corporation or its stockholders for such Registration Statement either to become effective or to remain effective for as long as such Registration Statement otherwise would be required to remain effective, then the Corporation shall have the right to defer taking action with respect to such filing and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than sixty (60) days after the request of the Requesting Holder is given; provided, however, that the Corporation may not invoke this right more than once in any twelve (12) month period.

(e) Limitation on Successive Registrations. The Corporation shall not be required to effect a registration pursuant to Section 2.01(a) or Section 2.01(b) for ninety (90) days immediately following the effective date of a Registration Statement filed pursuant to the prior exercise of any Holder's registration rights provided for in Section 2.01(a) or Section 2.01(b), provided that the Corporation is employing reasonable best efforts to cause such Registration Statement to become effective.

(f) Demand Withdrawal. Any Requesting Holder may, at any time prior to the effective date of the Registration Statement relating to any requested registration, withdraw its Registrable Securities from a requested registration. If all Registrable Securities are so withdrawn, the Corporation shall cease all efforts to effect such registration upon such request, without liability to any Requesting Holder. Such registration will be deemed an effected registration for purposes of Section 2.01(b) and Section 2.01(c) unless (i) the Requesting Holders shall have paid or reimbursed the Corporation for the Registration Expenses of the Corporation in connection with such withdrawn requested registration; or (ii) the withdrawal is made following the occurrence of a material adverse change in the business or financial condition of the Corporation that is made known to the Holders after the date on which such registration was requested or if the registration is interfered with by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court for any reason other than a misrepresentation or omission by any Requesting Holder.

(g) Effective Registration. Notwithstanding any other provision of this Exhibit C to the contrary, a Registration Statement pursuant to this Section 2.01 shall not be deemed to have been requested or effected (including for purposes of Section 2.01(b) and Section 2.01(c)) unless it has become effective and shall have remained effective for one hundred and eighty (180) days (excluding any periods of time during which such Registration Statement is tolled or suspended pursuant to Section 2.01(d) or Section 2.05(c)) or such shorter period as may be required to sell all Registrable Securities included in the relevant Registration Statement. In no event shall a registration be deemed to have been effected (i) if after it has become effective such registration is interfered with by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court for any reason other than a misrepresentation or an omission by any Requesting Holder and, as a result thereof, the Registrable Securities requested to be registered cannot be completely distributed in accordance with the plan of distribution set forth in the related Registration Statement or (ii) if the conditions to closing specified in the purchase agreement or underwriting agreement entered into in connection with such registration are not satisfied or waived other than solely by reason of some act or omission by any Requesting Holder.

(h) Selection of Underwriters. The Requesting Holders of a majority of the Registrable Securities to be included in any registration requested under this Section 2.01 may request that the registration be effected as an underwritten offering. The Corporation shall select the managing underwriter or underwriters for the offering, subject to the consent of the Requesting Holders, which consent shall not be unreasonably withheld, conditioned or delayed.

(i) Priority. If a registration under this Section 2.01 involves an underwritten offering and the managing underwriter(s) in its good faith judgment advises the Corporation that the number of Registrable Securities requested to be included in the Registration Statement by the Requesting Holders exceeds the number of securities that can be sold without adversely affecting the price, timing, distribution or sale of securities in the offering (the "Underwriter's Maximum Number"), the Corporation shall be required to include in such Registration Statement only such number of securities as is equal to the Underwriter's Maximum Number and the Corporation and the Requesting Holders shall participate in such offering in the following order of priority:

(i) First, the Corporation shall be obligated and required to include in the Registration Statement the number of Registrable Securities that the Requesting Holder has requested to be included in the Registration Statement and underwriting and that does not exceed the Underwriter's Maximum Number; provided that if there are multiple Requesting Holders, the Registrable Securities to be included in the Registration Statement shall be allocated among all the Requesting Holders in proportion, as nearly as practicable, to the respective number of Registrable Securities held by them on the date of the request for registration pursuant to Section 2.01. If any Requesting Holder would thus be entitled to include more Registrable Securities than such Requesting Holder requested to be registered, the excess shall be allocated among other requesting Requesting Holders pro rata in the manner described in the preceding sentence.

(ii) Second, the Corporation shall be entitled to include in such Registration Statement and underwriting that number of shares of Common Stock and/or other securities of the Corporation that it proposes to offer and sell for its own account or the account of any other Person to the full extent of the remaining portion of the Underwriter's Maximum Number.

2.02 Piggyback Registration.

(a) Notice of Registrations. In the event that the Corporation proposes to file a Registration Statement (other than a Registration Statement filed pursuant to Section 2.01) with respect to Common Stock of the Corporation or other securities ("Company Securities"), whether or not for sale for its own account, including in an Initial Public Offering, it shall give prompt written notice to each Holder of its intention to do so and of the rights of such Holder under this Section 2.02 at least thirty (30) days prior to filing a Registration Statement. Subject to the terms and conditions hereof, such notice shall offer each such Holder the opportunity to include in such Registration Statement such number of Registrable Securities as such Holder may request. Upon the written request of any such Holder made within fifteen (15) days after the receipt of the Corporation's notice (which request shall specify the number of Registrable Securities intended to be disposed of and the intended method of disposition thereof), the Corporation shall use its reasonable best efforts to effect, in connection with the registration of the Company Securities, the registration under the Securities Act subject to applicable rules, regulations and interpretations of the SEC of all Registrable Securities which the Corporation has been so requested to register, to the extent required to permit the disposition (in accordance with such intended methods thereof) of the Registrable Securities so requested to be registered.

(b) Withdrawal of Registration. If, at any time after giving a written notice of its intention to register any Company Securities and prior to the effective date of the Registration Statement filed in connection with such registration, the Corporation shall determine for any reason not to register the Company Securities, the Corporation may, at its election, give written notice of such determination to such Holders and thereupon the Corporation shall be relieved of its obligation to register such Registrable Securities in connection with the registration of such Company Securities, without prejudice, however, to the rights of the Holders immediately to request that such registration be effected as a registration under Section 2.01 to the extent permitted thereunder.

(c) Priority. If a registration under this Section 2.02 involves an underwritten offering and the managing underwriter(s) in its good faith judgment advises the Corporation that the number of Registrable Securities requested to be included in the Registration Statement by the Requesting Holders exceeds the Underwriter's Maximum Number, the Corporation shall be required to include in such Registration Statement only such number of securities as is equal to the Underwriter's Maximum Number and the Corporation and the Holders shall participate in such offering in the following order of priority:

(i) First, the Corporation shall be entitled to include in such Registration Statement the Company Securities that the Corporation proposes to offer and sell for its own account in such registration and that does not exceed the Underwriter's Maximum Number.

(ii) Second, the Corporation shall be obligated and required to include in such Registration Statement that number of Registrable Securities that the Holders shall have requested to be included in such offering to the full extent of the remaining portion of the Underwriter's Maximum Number, provided, that if the Registrable Securities of the Holders exceeds such remaining portion of the Underwriter's Maximum Number, the Registrable Securities shall be allocated among all Holders requesting to be included in such offering in proportion, as nearly as practicable, to the respective number of Registrable Securities held by them on the date of the Corporation's notice pursuant to Section 2.02(a). If any Holder would thus be entitled to include more Registrable Securities than such Holder requested to be registered, the excess shall be allocated among other Holders pro rata in the manner described in the preceding sentence.

(iii) Third, the Corporation shall be entitled to include in such Registration Statement that number of Company Securities that the Corporation proposes to offer and sell for the account of any other Person to the full extent of the remaining portion of the Underwriter's Maximum Number.

(d) Not a Demand Registration. No registration of Registrable Securities effected under this Section 2.02 shall relieve the Corporation of its obligation to effect a registration of Registrable Securities pursuant to Section 2.01.

2.03 Certain Information. In connection with any request for registration pursuant to Section 2.01 or Section 2.02, the Selling Holders shall furnish to the Corporation such information regarding themselves, the Registrable Securities held by them, and the intended method of disposition of such securities as the Corporation shall reasonably request to the extent required to lawfully complete the filing of such Registration Statement.

2.04 Expenses. Except as provided in this Exhibit C, if the Corporation is required to effect the registration of any Registrable Securities under the Securities Act as provided in Section 2.01 or 2.02, the Corporation shall pay all Registration Expenses with respect to such registration or proposed registration; provided, however, that if a registration under Section 2.01 is withdrawn at the request of the Requesting Holders holding a majority of the Registrable Securities to be included in such registration (other than (i) as a result of information concerning the occurrence of a material adverse change in the business or financial condition of the Corporation that is made known to the Requesting Holders after the date on which such registration was requested or (ii) if the registration is interfered with by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court for any reason other than a misrepresentation or omission by any Requesting Holder) and if such Requesting Holders elect not to have such registration counted as a registration under Section 2.01, the Selling Holders shall pay the Registration Expenses of such registration pro rata in accordance with the number of their Registrable Shares included in such registration. All fees and expenses of a Selling Holder's own counsel in connection with such registration shall be borne and paid by such Selling Holder unless the Selling Holders agree among themselves otherwise, and in any event such fees and expenses shall not be borne or paid by the Corporation.

2.05 Registration and Qualification.

(a) If the Corporation is required to effect the registration of any Registrable Securities under the Securities Act as provided in Section 2.01 or 2.02, the Corporation shall as promptly as practicable:

(i) prepare and (within sixty (60) days after the request of the Initial Requesting Holder has been given) file and use its reasonable best efforts to cause to become effective as promptly as practicable a Registration Statement relating to the Registrable Securities to be offered in accordance with the intended method of disposition thereof;

(ii) prepare and file with the SEC such amendments and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all such Registrable Securities until such time as all of such Registrable Securities have been disposed of in accordance with the intended methods of disposition set forth in such Registration Statement; provided, that the Corporation will, as far in advance as practicable but at least five Business Days prior to filing a Registration Statement or prospectus (or any amendment or supplement thereto), furnish to each Selling Holder, for their review, copies of such Registration Statement or prospectus (or amendment or supplement) as proposed to be filed (including, upon the request of such Holder, documents to be incorporated by refcrence therein); and provided, further, that each Selling Holder may request reasonable changes to such Registration Statement or prospectus (or amendment or supplement) and the Corporation shall be required to comply therewith (A) if the Selling Holder is an Initial Member, and such Initial Member reasonably believes that the provisions in question would have an impact or effect on such Initial Member, or (B) solely to the extent necessary, if at all, to lawfully complete the filing or maintain the effectiveness thereof;

(iii) furnish to the Selling Holders and to any underwriter of such Registrable Securities such number of conformed copies of such Registration Statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus included in such Registration Statement (including each preliminary prospectus and any summary prospectus), in conformity with the requirements of the Securities Act, such documents incorporated by reference in such Registration Statement or prospectus, and such other documents as the Selling Holders or such underwriter may reasonably request, and a copy of any and all transmittal letters or other correspondence to or received from the SEC or any other governmental agency or self-regulatory body or other body having jurisdiction (including any domestic or foreign securities exchange) relating to such offering;

(iv) after the filing of the Registration Statement, promptly notify each Selling Holder in writing of the effectiveness thereof and of any stop order issued or threatened by the SEC and take all commercially reasonable actions required to prevent the entry of such stop order or to promptly remove it if entered and promptly notify each Selling Holder of such lifting or withdrawal of such order;

(v) use reasonable best efforts to register or qualify all Registrable Securities covered by such Registration Statement under the securities or blue sky laws of such jurisdictions as the Selling Holders or any underwriter of such Registrable Securities shall request, and promptly notify the Selling Holders of the receipt of any notification with respect to the suspension of the qualification of Registrable Securities for sale or offer in any such jurisdiction;

(vi) use reasonable best efforts to obtain all appropriate registrations, permits and consents in connection therewith, and do any and all other acts and things (including, without limitation, reasonable best efforts to promptly remove any such suspension) which may be necessary or advisable to enable the Selling Holders or any such underwriter to consummate the disposition in such jurisdictions of the Registrable Securities covered by such Registration Statement; provided, that the Corporation shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any such jurisdiction wherein it is not so qualified, to consent to general service of process in any such jurisdiction or to amend its certificate of incorporation or bylaws;

(vii) use its reasonable best efforts to furnish to each Selling Holder and to any underwriter of such Registrable Securities (i) an opinion of counsel for the Corporation addressed to such underwriter and each Selling Holder and dated the date of the closing under the underwriting agreement (if any) (or if such offering is not underwritten, dated the effective date of the registration statement) and (ii) "cold comfort" letters dated as of the effective date of the registration statement and brought down to the date of closing under the underwriting agreement addressed to such underwriter and each Selling Holder and signed by the independent public accountants who have audited the financial statements of the Corporation included in such registration statement, in each such case covering substantially the same matters with respect to such registration statement (and the prospectus included therein) as are customarily covered in opinions of issuer's counsel and in accountants' letters delivered to underwriters in connection with the consummation of underwritten public offerings of securities and such other matters as the Selling Holders may reasonably request and, in the case of such accountants' letter, with respect to events subsequent to the date of such financial statements;

(viii) if requested by the managing underwriter(s), use its reasonable best efforts to list all such Registrable Securities covered by such registration on each securities exchange and automated inter-dealer quotation system on which shares of Common Stock are then listed;

(ix) furnish for delivery in connection with the closing of any offering of Registrable Securities pursuant to a registration effected pursuant to Section 2.01 or 2.02 unlegended certificates representing ownership of the Registrable Securities being sold in such denominations as shall be requested by the Selling Holders or the underwriters;

(x) not later than the effective date of the applicable Registration Statement, provide (A) a transfer agent and registrar (if the Corporation does not already have such an agent), (B) a CUSIP number for all Registrable Securities included in such Registration Statement and (C) the applicable transfer agent with printed certificates for the Registrable Securities which are in a form eligible for deposit with The Depository Trust Company or other applicable clearing agency;

(xi) in the case of an underwritten offering, cause the senior executive officers of the Corporation to participate in the customary "road show" presentations that may be reasonably requested by the managing underwriter or underwriters in any such underwritten offering and otherwise to facilitate, cooperate with, and participate in each proposed offering contemplated herein and customary selling efforts related thereto; and

(xii) otherwise use its reasonable best efforts to comply with all applicable securities laws, including the rules and regulations of the SEC.

(b) If the Corporation has delivered a prospectus to the Selling Holders and after having done so the prospectus is amended to comply with the requirements of the Securities Act, the Corporation shall promptly notify the Selling Holders and, if requested, the Selling Holders shall immediately cease making offers of Registrable Securities and return to the Corporation all prospectuses in their possession. The Corporation shall promptly provide the Selling Holders with revised prospectuses and, following receipt of the revised prospectuses, the Selling Holders shall be free to resume making offers of the Registrable Securities.

(c) In the event that, in the judgment of the Corporation, it is advisable to suspend use of a prospectus included in a Registration Statement due to pending material developments or other events that have not yet been publicly disclosed and as to which the Corporation believes public disclosure would be detrimental to the Corporation, the Corporation shall direct the Selling Holders to discontinue sales of Registrable Securities pursuant to such Registration, and each Selling Holder shall immediately so discontinue, until such Selling Holder has received copies of a supplemented or amended prospectus or until such Selling Holder is advised in writing by the Corporation that the then current prospectus may be used and has received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in such prospectus. The Company shall provide the Selling Holders with any such supplemented or amended prospectuses or additional or supplemental filings, as the case may be. Notwithstanding anything to the contrary in this Exhibit C, the Corporation shall not exercise its rights under this Section 2.05(c) to suspend sales of Registrable Securities for a period in excess of sixty (60) days consecutively or ninety (90) days in any three hundred and sixty five (365)-day period.

2.06 Underwriting; Due Diligence.

(a) If requested by the underwriters for any underwritten offering of Registrable Securities pursuant to a registration requested under this Section 2, the Corporation shall enter into an underwriting agreement with such underwriters for such offering, which agreement will contain such representations and warranties and covenants by the Corporation and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions, including indemnification and contribution provisions substantially to the effect and to the extent provided in Section 2.07, and agreements as to the provision of opinions of counsel and accountants' letters to the effect and to the extent provided in Section 2.05(a)(vii). The Selling Holders on whose behalf the Registrable Securities are to be distributed by such underwriters shall be parties to any such underwriting agreement, which shall also contain such representations and warranties by such Selling Holders and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions on the part of selling shareholders, including indemnification and contribution provisions substantially to the effect and to the extent provided in Section 2.07. All of the representations and warranties by, and the other agreements on the part of, the Corporation to and for the benefit of the underwriters included in each such underwriting agreement shall also be made to and for the benefit of such Selling Holders and any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement shall be conditions precedent to the obligations of such Selling Holders. No Selling Holder shall be required in any such underwriting agreement to make any representations or warranties to or agreements with the Corporation or the underwriters other than representations, warranties or agreements regarding such Selling Holder, such Selling Holder's Registrable Securities, such Selling Holder's intended method of distribution and any other representations required by law or reasonably required by the underwriters.

(b) In connection with the preparation and filing of each Registration Statement registering Registrable Securities under the Securities Act pursuant to this Section 2, but not during any suspension period pursuant to Section 2.01(d) and Section 2.05(c), the Corporation shall give the Selling Holders and the underwriters (provided that the Selling Holders and the underwriter enter into confidentiality agreements in a form that is reasonably satisfactory to the Corporation), if any, and their respective counsel and accountants such reasonable and customary access to its books, records and properties and such opportunities to discuss the business and affairs of the Corporation with its officers and the independent public accountants who have certified the financial statements of the Corporation as shall be necessary, in the opinion of such Holders and such underwriters or their respective counsel, to conduct a reasonable investigation within the meaning of the Securities Act; provided, that such Holders and the underwriters and their respective counsel and accountants shall use their reasonable best efforts to coordinate any such investigation of the books, records and properties of the Corporation.

2.07 Indemnification and Contribution.

(a) Corporation's Indemnification Obligations. To the fullest extent permitted by law, the Corporation agrees to indemnify and hold harmless each Selling Holder, all Affiliates of each Selling Holder, and each of their respective directors, officers, members, managers, partners, employees, stockholders, agents and advisors and each Person, if any, who controls each Selling Holder within the meaning of Section 15 of the Securities Act (collectively, the "Selling Holder Indemnified Persons"), from and against any and all losses, claims, damages and liabilities (including any legal or other costs, fees and expenses reasonably incurred in connection with defending or investigating any such action or claim) insofar as such losses, claims, damages or liabilities are caused by any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or any amendment thereof, any free writing prospectus, any preliminary prospectus or prospectus (as amended or supplemented) relating to the Registrable Securities, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities (i) relate to a transaction or sale made by a Selling Holder in violation of Section 2.05(c) or (ii) are caused by any such untrue statement or omission or alleged untrue statement or omission which is based upon and in conformity with information relating to a Selling Holder which is furnished to the Corporation in writing by such Selling Holder Indemnified Person expressly for use therein; provided, that clause (ii) shall not apply to the extent that the Selling Holder has furnished in writing to the Corporation prior to the filing of any such Registration Statement, amendment thereof, free writing prospectus, preliminary prospectus, prospectus or amendment of supplement information expressly for use in such Registration Statement, amendment thereof, free writing prospectus, preliminary prospectus, prospectus or amendment of supplement which corrected or made not misleading information previously furnished to the Corporation, and the Corporation failed to include such information therein.

(b) To the fullest extent permitted by law, each Selling Holder agrees to indemnify and hold harmless the Corporation, all Affiliates of the Corporation, each of their respective directors, officers, members, managers, partners, employees, stockholders, agents and advisors and each Person, if any, who controls the Corporation within the meaning of Section 15 of the Securities Act (collectively, the "Corporation Indemnified Persons"), from and against any and all losses, claims, damages and liabilities (including any legal or other costs, fees and expenses reasonably incurred in connection with defending or investigating any such action or claim) insofar as such losses, claims, damages or liabilities are caused by any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or any amendment thereof, any free writing prospectus, preliminary prospectus or prospectus (as amended or supplemented if the Corporation shall have furnished any amendments or supplements thereto) relating to the Registrable Securities, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but only with reference to information relating to such Selling Holder furnished in writing by or on behalf of such Selling Holder expressly for use in a Registration Statement, any free writing prospectus, preliminary prospectus, prospectus or any amendments or supplements thereto; provided, that such Selling Holder shall not be liable in any such case to the extent that the Selling Holder has furnished in writing to the Corporation prior to the filing of any such Registration Statement, free writing prospectus, preliminary prospectus, prospectus or amendment of supplement information expressly for use in such Registration Statement, preliminary prospectus, prospectus or amendment of supplement which corrected or made not misleading information previously furnished to the Corporation, and the Corporation failed to include such information therein. Notwithstanding any other provision of this Section 2.07, each Selling Holder's obligations to indemnify pursuant to this Section are several, and not joint and several, and no Selling Holder's obligations to indemnify pursuant to this Section 2.07 in connection with any given registration shall exceed the amount of net proceeds received by such Selling Holder in connection with the offering of its Registrable Securities under such registration.

(c) Each party indemnified under paragraph (a) or (b) above shall, promptly after receipt of notice of a claim or action against such indemnified party in respect of which indemnity may be sought hereunder, notify the indemnifying party in writing of the claim or action and the indemnifying party shall assume the defense thereof, including the employment of counsel reasonably satisfactory to such indemnified party, and shall assume the payment of all fees and expenses; provided, that the failure of any indemnified party so to notify the indemnifying party shall not relieve the indemnifying party of its obligations hereunder except to the extent that the indemnifying party is materially prejudiced by such failure to notify. In any such action, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the sole expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) in the reasonable judgment of such indemnified party representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them, in which case the fees and expenses of such counsel shall be at the sole expense of the indemnifying party. It is understood that the indemnifying party shall not, other than as provided in the preceding sentence, be liable for the reasonable fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) at any time for all such indemnified parties, and that all such fees and expenses shall be reimbursed as they are incurred. In the case of any such additional separate firm for the Holders as indemnified parties, such firm shall be designated in writing by the indemnified party that had the largest number of Registrable Securities included in such registration. The indemnifying party shall not be liable for any settlement of any claim or action effected without its written consent, which consent shall not be unreasonably withheld or delayed, but if settled with such consent, or if there be a final judgment for the plaintiff, the indemnifying party shall indemnify and hold harmless such indemnified parties from and against any loss or liability (to the extent stated above) by reason of such settlement or judgment. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened claim or action in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability arising out of such proceeding and imposes no obligations on such indemnified party other than the payment of monetary damages (which damages will be paid by the indemnifying party hereunder).

(d) If the indemnification provided for in this Section 2.07 shall for any reason be unavailable (other than in accordance with its terms) to an indemnified party in respect of any loss, liability, cost, claim or damage referred to therein, then the indemnifying party shall, in lieu of indemnifying such indemnified party, contribute to the amount paid or payable by the indemnified party as a result of such loss, liability, cost, claim or damage in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and the indemnified party on the other. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. Notwithstanding anything in this Section 2.07(d) to the contrary, no indemnifying party (other than the Corporation) shall be required pursuant to this Section 2.07(d) to contribute any amount in excess of the amount by which the net proceeds received by such indemnifying party from the sale of Registrable Securities in the offering to which the loss, liability, cost, claim or damage of the indemnified parties relates exceeds the amount of any damages which such indemnifying party has otherwise been required to pay by reason of such untrue statement or omission. The parties to this Exhibit C agree that it would not be just and equitable if contribution pursuant to this Section 2.07(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. If indemnification is available under this Section 2.07, the indemnifying parties shall indemnify each indemnified party to the full extent permitted by applicable law and provided in Sections 2.07(a) and 2.07(b) hereof without regard to the relative fault of said indemnifying parties or indemnified party.

(e) Indemnification and contribution similar to that specified in the preceding paragraphs of this Section 2.07 (with appropriate modifications) shall be given by the

Corporation, the Selling Holders and the underwriters with respect to any required registration or other qualification of securities under any state law or regulation or governmental authority.

(f) The obligations of the parties under this Section 2.07 shall be in addition to any liability which any party may otherwise have to any other party.

(g) The rights and obligations of the Corporation and the Selling Holders under this Section 2.07 shall survive the termination of this Exhibit D.

2.08 Rule 144. The Corporation covenants that as soon as practicable after the Initial Public Offering Date, it will file the reports required to be filed by it under the Securities Act and the United States Securities Exchange Act of 1934, as amended, and in each case the rules and regulations adopted by the SEC thereunder (or, if the Corporation is not required to file such reports, it will, upon the request of any Holder, make publicly available other information so long as necessary to permit sales pursuant to Rule 144 under the Securities Act), and it will take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act, as such Rules may be amended from time to time, or (ii) any similar rule or regulation hereafter adopted by the SEC.

2.09 Transfer of Registration Rights. Prior to an Initial Public Offering, the registration rights of any Initial Member with respect to Registrable Securities may be Transferred to any Specified Transferee of such Member or any other Person who has been admitted to the Company as a Member and has complied with Section 5.7(a) of the Agreement (a "Permitted Transferee"). After the Initial Public Offering, the registration rights of any Holder under this Agreement with respect to Registrable Securities may be Transferred to any transferee of such Registrable Securities (a "Transferee Holder", and together with a Permitted Transferee, a "Permitted Assignee"); provided, that (i) the Transferring Holder shall give the Corporation notice at or prior to the time of such Transfer stating the name and address of the transferee and identifying the securities with respect to which the rights under this Exhibit C are to be Transferred, and (ii) such transferee shall agree in writing, in form and substance reasonably satisfactory to the Corporation, to be bound as a Holder by the provisions of this Exhibit C. Each Holder and its Affiliates and their Permitted Assignees shall collectively have that number of demand registration rights pursuant to Section 2.01(b) that such Member has individually pursuant to Section 2.01(b). Any Transfer of Registrable Securities other than as set forth in this Section 2.09 shall cause such Registrable Securities to lose such status.

2.10 Holdback Agreement. To the fullest extent permitted by law, each Holder, if requested by the Corporation and the managing underwriter of securities of the Corporation in connection with the Initial Public Offering, agrees to enter into an agreement consistent with then market practice for major bracket underwriters (a "Lock-up Agreement") not to sell or otherwise transfer or dispose of any shares of Common Stock (other then in connection with such Holder's registration rights hereunder) for such period of time (not to exceed 180 days for the Initial Public Offering and not to exceed 90 days for any other underwritten public offering) following the effective date of a Registration Statement of the Corporation filed under the Securities Act (the "Lock-up Period"), provided, (i) that in the case of each Initial Member (and its Affiliates and Permitted Assignees), such restrictions shall only apply to shares of Common Stock acquired by such Initial Member (or its Affiliates or Permitted Assignees) pursuant to any Conversion; (ii) that such Lock-up Agreement shall also bind the executive officers, directors, and other holders of at least five (5%) percent of the outstanding equity interests of the Corporation, on terms and conditions substantially similar to those which shall apply to the Holders; and (iii) that such Lock-up Agreement shall provide that if the managing underwriter(s) releases from the lock-up restrictions described in this Section 2.10 any Holder prior to the expiration of the Lock-up Period with respect to all or a percentage of the Common Stock held by such Holder, that all other Holders subject to the lock-up shall be released from such lock-up restrictions to the same extent and on the same terms and conditions. Notwithstanding anything to the contrary in this Section 2.10, none of the provisions or restrictions set forth in Section 2.10 shall in any way limit any Initial Member or any Affiliate thereof from engaging in any brokerage, investment advisory, financial advisory, anti-raid advisory, principaling, merger advisory, financing, asset management, trading, market making, arbitrage, investment activity and other similar activities conducted in the ordinary course of its business.

2.11 Termination. All of the Corporation's obligations to register Registrable Securities under Section 2 with respect to a Holder shall terminate upon the earlier of (a) the date on which such Holder holds no Registrable Securities, or (b) the consummation of any transaction pursuant to Section 6.7(b)(1) of the Agreement.

3. Miscellaneous

3.01 Consents to Amendments. No amendment, modification or waiver in respect of the terms of this Exhibit C shall be effective unless it shall be in writing and signed by the Company or the Corporation, as the case may be, and by Members or shareholders holding at least a majority of the outstanding Units or shares (as the case may be) of the Corporation (or successors in interest to the Corporation); provided that such Members or shareholders shall include International Securities Exchange Holdings, Inc.

3.02 Provisions from the Agreement. For the sake of clarity, Sections **Error! Reference source not found., Error! Reference source not found., Error! Reference source not found., Error! Reference source not found., Error! Reference source not found.**, and **Error! Reference source not found.** of the Agreement, shall apply to this Exhibit C as if set forth herein in full.

3.03 No Third Party Beneficiaries. This Exhibit C shall be binding upon and inure solely to the benefit of the Company and the Corporation, as the case may be, and the Holders and their Permitted Assignees, and nothing in this Exhibit C, express or implied, other than Section 2.07 (which is expressly for the benefit of the Selling Holder Indemnified Persons and Corporation Indemnified Persons and may be enforced by them), is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature whatsoever.

3.04 Entire Agreement. The terms set forth in this Exhibit C constitute the entire agreement of the Company or the Corporation, as the case may be, and the Initial Members with respect to the subject matter of this Exhibit C and supersedes all prior agreements and understandings relating to such subject matter.

New York State
Department of State
Division of Corporations, State Records
and Uniform Commercial Code
41 State Street
Albany, NY 12231
www.dos.state.ny.us

(This form must be printed or typed in black ink)

ARTICLES OF ORGANIZATION OF

HANWECK ASSOCIATES, LLC
(Insert name of Limited Liability Company)

Under Section 203 of the Limited Liability Company Law

FIRST: The name of the limited liability company is: Hanweck Associates, LLC

SECOND: The county within this state in which the office of the limited liability company is to be located is: NEW YORK COUNTY

THIRD: The Secretary of State is designated as agent of the limited liability company upon whom process against it may be served. The address within or without this state to which the Secretary of State shall mail a copy of any process against the limited liability company served upon him or her is:

70 BATTERY PL. #916
NEW YORK, NY 10280
646-215-3859

(signature of organizer)

GERALD A. HANWECK, JR.
(print or type name of organizer)

DOS-1336 (Rev. 3/03)

ARTICLES OF ORGANIZATION
OF

HANWECK ASSOCIATES, LLC
(Insert name of Limited Liability Company)

Under Section 203 of the Limited Liability Company Law

Filed by: GERALD A. HANWECK, JR.
(Name)

70 BATTERY PL #916
(Mailing address)

NEW YORK, NY 10280
(City, State and ZIP code)

NOTE: • This form was prepared by the New York State Department of State for filing articles of organization for a domestic limited liability company. It does not contain all optional provisions under the law. You are not required to use this form. You may draft your own form or use forms available at legal stationery stores. The Department of State recommends that legal documents be prepared under the guidance of an attorney. The certificate must be submitted with a $200 filing fee made payable to the Department of State.

N. Y. S. DEPARTMENT OF STATE
DIVISION OF CORPORATIONS AND STATE RECORDS — ALBANY, NY 12231-0001

FILING RECEIPT

ENTITY NAME: HANWECK ASSOCIATES, LLC

DOCUMENT TYPE: ARTICLES OF ORGANIZATION (DOM LLC) — COUNTY: NEWY

SERVICE COMPANY: ** NO SERVICE COMPANY ** — SERVICE CODE: 00 *

FILED:11/25/2003 DURATION:********* CASH#:031125000260 FILM #:031125000253

ADDRESS FOR PROCESS	EXIST DATE
THE LLC 70 BATTERY PL. #916 NEW YORK, NY 10280	11/25/2003

REGISTERED AGENT

FILER	FEES	200.00	PAYMENTS	200.00
	FILING	200.00	CASH	0.00
GERALD A. HANWECK, JR.	TAX	0.00	CHECK	200.00
70 BATTERY PL. #916	CERT	0.00	CHARGE	0.00
	COPIES	0.00	DRAWDOWN	0.00
NEW YORK, NY 10280	HANDLING	0.00	BILLED	0.00
			REFUND	0.00

DOS-1025 (11/89)

Longitude S.A.

Société anonyme

Siège social: L-1855 Luxembourg, 42, avenue J. F. Kennedy

CONSTITUTION

du 28 juin 2012 – numéro 41.918

In the year two thousand and twelve, on the twenty-eighth day of June.

Before Maître Paul BETTINGEN, notary residing in Niederanven Grand Duchy of Luxembourg.

There appeared:

International Securities Exchange Holdings, Inc, a company incorporated under the laws of Delaware, having its registered office at 60 Broad Street, New York, New York, USA 10004, registered with the Department of State of Delaware, Corporate Division, in Dover in the United States under corporate file number 3873520 represented by Mr Olivier Neuberg, with professional address at 42, avenue JF Kennedy, L-1855 Luxembourg, pursuant to a proxy given under private seal.

The proxy given, signed "ne varietur" by the appearing person and the undersigned notary, shall remain attached to this document to be filed with the registration authorities.

The appearing person, in the capacity in which he acts, has requested the notary to state as follows the articles of association of a société anonyme.

Art. 1. Name

There is hereby established a company in the form of a société anonyme under the name of "*Longitude S.A.*" (hereinafter the "Company").

Art. 2. Registered Office

The registered office of the Company is established in Luxembourg, Grand Duchy of Luxembourg.

Branches, subsidiaries or other offices may be established either in the Grand Duchy of Luxembourg or abroad by a decision of the board of directors. The address of the registered office may be transferred within the boundaries of the same municipality by a resolution of the board of directors of the Company.

If the board of directors determines that extraordinary political, economic, social or military events have occurred or are imminent which would render impossible the normal activities of the Company at its registered office or the communication between such registered office and persons abroad, the registered office may be temporarily transferred abroad until the complete cessation of these abnormal circumstances; such provisional measures shall have no effect on the nationality of the Company which, notwithstanding such temporary transfer, shall remain a Luxembourg company.

Art. 3. Duration

The Company is established for an unlimited period.

The Company may be dissolved at any moment by a resolution of the shareholders adopted in the manner required for amendment of these articles of association.

Art. 4. Purpose

The purpose of the Company is to conduct an active trade or business in (i) the creation, development, management and ownership of software and other intellectual property rights, (ii) the licensing and sublicensing of such rights or the use thereof (a) by affiliates, group companies or related companies and entities as well as (b) to third parties.

An additional object of the Company is (iii) the participation in any form whatsoever, in Luxembourg or foreign companies, by purchase, sale, exchange or otherwise of stock, bonds, debentures, notes and other securities of any kind and any related transaction and, (iv) the administration, development and management of its stock, securities, software and IP rights portfolio.

For the accomplishment of its purpose, the Company may lend or borrow with or without collateral, provided that any monies so borrowed may only be used for the purpose of the Company or companies which are shareholders or direct or indirect subsidiaries of or which are associated with or affiliated to, the Company or the same company's group.

In general, the Company may undertake any financial, commercial, industrial or real estate transactions which it may deem useful in the accomplishment and development of its purpose and, in such context, it may give or receive guarantees, issue all types of securities and financial instruments and enter into any type of hedging, trading or derivative transactions.

Art. 5. Share Capital

The Company has a share capital of one hundred thousand euro (EUR 100,000.-) divided into one hundred thousand (100,000) shares with a nominal value of one euro (EUR 1.-) per share.

The share capital of the Company may at any time be increased or reduced by a resolution of the general meeting of shareholders adopted in the manner required for amendment of these articles of association.

The Company may, to the extent and under the terms permitted by law, redeem its own shares.

Art. 6. Form of shares

All shares of the Company shall be issued in registered form only.

The issued shares shall be entered in the register of shares which shall be kept by the Company or by one or more persons designated therefore by the Company, and such register shall contain the name of each owner of shares, his address and the number of shares held by him.

The inscription of the shareholder's name in the register of shares evidences his right of ownership of such shares. A certificate shall be delivered to the shareholder upon request. Such certificate shall be signed by two members of the board of directors. The signatures shall be either manual, printed or in facsimile.

Any transfer of shares shall be recorded in the register of shares by delivery to the Company of an instrument of transfer satisfactory to the Company, or by a written declaration of transfer to be inscribed in the register of shares, dated and signed by the transferor and transferee, or by persons holding suitable powers of attorney to act accordingly and, each time, together with the delivery of the relevant certificate, if issued. Such inscription shall be signed by two members of the board of directors or by one or several persons duly authorised therefore by the board of directors. Any transfer of Company's shares to a non-shareholder shall only be valid if made in accordance with any existing shareholders' agreement.

Shareholders shall provide the Company with an address to which all notices and announcements should be sent. Such address will also be entered into the register of shares.

In the event that a shareholder does not provide an address, the Company may permit a notice to that effect to be entered into the register of shares and the shareholder's address will be deemed to be at the registered office of the Company or at such other address as may be so entered into the register by the Company from time to time, until another address shall be provided to the Company by such shareholder. A shareholder may, at any time, change his address as entered into the register of shares by means of a written notification to the Company at its registered office or at such other address as may be determined by the Company from time to time.

The Company recognises only one single owner per share. If one or more shares are jointly owned or if the title of ownership to such share(s) is divided, split or disputed, all persons claiming a right to such share(s) have to appoint one single attorney to represent such share(s) towards the Company. The failure to appoint such attorney implies a suspension of all rights attached to such share(s).

Art. 7. Board of Directors

The Company shall be managed by a board of directors composed of at least four members, and if the general meeting of shareholders resolves to divide the board of directors in class A directors and class B directors, at least two members of class A and two members of class B, their number being determined by the general meeting of shareholders. Directors need not to be shareholders of the Company.

The general meeting of shareholders may decide to appoint class A directors and class B directors, the rights and obligations of which are set out below.

The directors shall be elected by the general meeting of shareholders for a period of not exceeding six (6) years and until their successors are elected, provided, however, that any director may be removed at any time by a resolution taken by the general meeting of shareholders. The directors shall be eligible for reappointment.

In the event of vacancy in the office of a director because of death, resignation or otherwise, the remaining directors elected by the general meeting of shareholders may meet and elect a director to fill such vacancy until the next general meeting of shareholders.

Art.8. Meetings of the Board of Directors

The board of directors shall choose from among its members a chairman, and may choose among its members one or more vice-chairmen, and if the general meeting of shareholders resolves to divide the board of directors in class A directors and class B directors, the chairman will be chosen among its class B members and the vice-chairmen among the class A members. The board of directors may also choose a secretary, who need not be a director and who may be instructed to keep the minutes of the meetings of the board of directors as well as to carry out such administrative and other duties as directed from time to time by the board of directors.

The chairman shall preside over all meetings of the board of directors, but in his absence the members of the board of directors may appoint another director as chairman pro tempore by vote of a majority of the directors present or represented at any such meeting.

The board of directors shall meet upon call by the chairman, or any two directors, at the place indicated in the notice of meeting, the person(s) convening the meeting setting the agenda. Notice in writing or by telegram or telefax or e-mail of any meeting of the board of directors shall be given to all directors at least eight calendar days in advance of the hour set for such meeting, except in circumstances of emergency where twenty-four hours prior notice shall suffice which shall duly set out the reason for the urgency. This notice may be waived, either prospectively or retrospectively, by the consent in writing or by telegram or telefax or e-mail of each director. Separate notice shall not be required for meetings held at times and places described in a schedule previously adopted by resolution of the board of directors.

Any director may act at any meeting of the board of directors by appointing in writing or by telegram, telefax, or e-mail another director as his proxy. A director may not represent more than one of his colleagues.

The board of directors may deliberate or act validly only if at least a majority of directors are present or represented at a meeting of the board of directors, and if the general meeting of shareholders resolves to divide the board of directors in class A directors and class B directors, with at least one class A director and one class B director being present or represented. If a quorum is not obtained within half an hour of the time set for the meeting the directors present may adjourn the meeting to a later time and venue. Notices of the adjourned meeting shall be given by the secretary to the board, if any, failing which by any director.

Decisions shall be taken by a majority vote of the directors present or represented at such meeting. In the event that in any meeting the number of votes for and against a resolution shall be equal, the chairman of the meeting shall not have a casting vote. In case of a tie, the proposed decision is considered as rejected.

Any director may participate in a meeting of the board of directors by conference call or similar means of communications equipment whereby all persons participating in the meeting can hear each other, and participating in a meeting by such means shall constitute presence in person at such meeting.

Notwithstanding the foregoing, a resolution of the board of directors may also be passed by unanimous consent in writing which may consist of one or several documents containing the resolutions and signed by each and every director. The date of such a resolution shall be the date of the last signature.

Art. 9. Minutes of Meetings of the Board of Directors

The minutes of any meeting of the board of directors shall be signed by the chairman or, in his absence, by the chairman pro tempore who presided at such meeting.

Copies or extracts of such minutes which may be produced in judicial proceedings or otherwise shall be signed by the chairman, or by the secretary, or by two directors.

Art. 10. Powers of the Board of Directors

The directors may only act at duly convened meetings of the board of directors or by written consent in accordance with article 8 hereof.

The board of directors is vested with the broadest powers to perform all acts of administration and disposition in the Company's interests. All powers not expressly reserved by law or by these articles of association to the general meeting of shareholders fall within the competence of the board of directors.

Art. 11. Corporate Signature

Towards third parties, the Company is validly bound by (i) the joint signature of any two directors of the Company, (ii) if the general meeting of shareholders resolves to divide the board of directors in class A directors and class B directors, the joint signature of one class A director together with one class B director, (iii) the signature of any of the daily manager(s) within the context of the daily management or, (iv) by the signature(s) of any other person(s) to whom authority has been delegated by the board of directors.

Art. 12. Delegation of Powers

The board of directors may generally or from time to time delegate the power to conduct the daily management of the Company as well as the representation of the Company in relation to such management as provided for by article 60 of the law of 10 August 1915, as amended, on commercial companies to an executive or other committee or committees whether formed from among its own members or not, or to one or more directors, managers or other agents who may act individually or jointly. The delegation to a member of the board of directors is subject to the prior authorisation of the general meeting of shareholders. The board of directors shall determine the scope of the powers, the conditions for withdrawal and the remuneration attached to these delegations of authority including the authority to sub-delegate.

The board of directors may also confer special powers upon one or more attorneys or agents of its choice.

Art. 13. Conflict of Interest

In case of a conflict of interests of a director, it being understood that the mere fact that the director serves as a director of a shareholder or of an affiliated company of a shareholder shall not constitute a conflict of interests, he must inform the board of directors of any conflict and may not take part in the vote but will be counted in the quorum. A director having a conflict on any item on the agenda must declare this conflict to the chairman before the meeting starts.

Any director having a conflict due to a personal interest in a transaction submitted for approval to the board of directors conflicting with that of the Company, shall be obliged to inform the board thereof and to cause a record of his statement to be included in the minutes of the meeting. He may not take part in the business of the meeting (but shall be counted in the quorum). At the following general meeting, before any other resolution to be voted on, a special report shall be made on any transactions in which any of the directors may have a personal interest conflicting with that of the Company.

Art. 14. General Meeting of Shareholders

The general meeting of shareholders shall represent the entire body of shareholders of the Company. It shall have the broadest powers to order, carry out or ratify all acts relating to the operations of the Company.

The general meeting of shareholders shall meet upon call by the board of directors. Shareholders representing one tenth of the subscribed share capital may, in compliance with the law of 10 August 1915, as amended, on commercial companies, request the board of directors to call a general meeting of shareholders.

The annual general meeting shall be held in accordance with Luxembourg law at the registered office of the Company or at such other place as specified in the notice of the meeting, on the second Monday in the month of June at 4 p.m.

If such day is a legal or a bank holiday in Luxembourg, the annual general meeting shall be held on the following bank business day in Luxembourg.

Other meetings of shareholders may be held at such places and times as may be specified in the respective notices of meeting.

General meetings of shareholders shall be convened pursuant to a notice setting forth the agenda sent by registered letter at least eight days prior to the meeting to each shareholder at the shareholder's address in the register of shareholders, or as otherwise instructed by such shareholder.

If all shareholders are present or represented and consider themselves as being duly convened and informed of the agenda, the general meeting may take place without notice of meeting.

The board of directors may determine all other conditions which must be fulfilled by shareholders in order to attend a meeting of shareholders.

The general meeting of shareholders shall designate its own chairman who shall preside over the meeting. The chairman shall designate a secretary who shall keep minutes of the meeting.

The business transacted at any meeting of the shareholders shall be limited to the matters contained in the agenda (which shall include all matters required by law) and business incidental to such matters.

Each share is entitled to one vote at all general meetings of shareholders. A shareholder may act at any meeting of shareholders by giving a written proxy to another person, who need not be a shareholder.

Unless otherwise provided by law, resolutions of the general meeting are passed, by a simple majority vote of the shareholders present or represented.

Art. 15. Statutory Auditor(s)

The operations of the Company shall be supervised by one or several statutory auditors. The statutory auditor(s) shall be appointed and dismissed by the general meeting of shareholders. Their term of office may not exceed six (6) years.

Art. 16. Accounting Year

The accounting year of the Company shall commence on the first of January and shall terminate on the thirty-first of December of each year.

Art. 17. Distribution of Profits

From the annual net profits of the Company, five per cent shall be allocated to the reserve required by law. This allocation shall cease to be required when the amount of the legal reserve shall have reached one tenth of the subscribed share capital.

The annual net profits shall be at the free disposal of the general meeting of shareholders.

Interim dividends may be paid out in accordance with the provisions of law.

Art. 18. Dissolution of the Company

In case of a dissolution of the Company, its liquidation shall be carried out by one or several liquidators, who need not be shareholders, appointed by the general meeting of shareholders which shall determine their powers and compensation.

The net liquidation proceeds shall be distributed by the liquidator(s) to the shareholders in proportion to their shareholding in the Company.

Art. 19. Amendments to the Articles of Association

The present articles of association may be amended from time to time by a general meeting of shareholders under the quorum and majority requirements provided for by the law of 10 August 1915, as amended, on commercial companies.

Art. 20. Sole shareholder

If and as long as the Company has only one shareholder, any reference in these articles of incorporation to the shareholders of the Company or to the general meeting of shareholders shall be a reference to the sole shareholder.

Art. 21. Applicable Law

All matters not governed by these articles of incorporation shall be determined in accordance with the law of 10 August 1915, as amended, on commercial companies.

Art. 22. Language

The present articles of incorporation are worded in English followed by a French version. In case of divergence between the English and the French text, the English version shall prevail.

Transitory provisions

1) The first accounting year shall begin at the date of incorporation and shall terminate on the 31 December 2012.

2) The first annual general meeting of shareholder(s) shall take place in the year 2013.

Subscription

The shares in the Company are subscribed as follows:

International Securities Exchange Holdings, Inc prequalified, one thousand (100,000) shares.

All these shares have been entirely paid-up by a contribution in cash so that the amount of one hundred thousand euro (EUR 100,000.-) is as of now fully available to the Company, as it has been justified to the undersigned notary.

Expenses

The expenses, costs, remunerations or charges in any form whatsoever which shall be borne by the Company as a result of its formation are estimated at approximately one thousand four hundred euro (EUR 1,400.-).

Statements

The undersigned notary states that the conditions provided for in Article twenty-six of the law of 10 August 1915, as amended, on commercial companies have been fully observed.

Resolutions of the Sole Shareholder

The sole shareholder took the following resolutions:

First resolution

The sole shareholder resolves that the number of directors of the Company is currently set at four and that are appointed as members of the board of directors for a period of six years:

- Mr Thomas A. Ascher, Chief Strategy Officer, born on 15 February 1962 in New York, United States, with professional address at 60 Broad Street, New York, NY 10004, USA;

- Mr Scott Shechtman, Senior Corporate Initiatives Manager, born on 17 June 1980 in New York, United States, with professional address at 60 Broad Street, New York, NY 10004, USA;

- Mr Marcus Thompson, Managing Director, with professional address at Mergenthalerallee 61, D–65760 Eschborn, Germany;

- Mrs Gabriele Fabry, Senior Expert, with professional address at 42, avenue JF Kennedy, L-1855 Luxembourg.

Second resolution

The sole shareholder resolves to elect KPMG Luxembourg S.à r.l., 9 allée Scheffer, L-2520 Luxembourg, RCS B149 133, as statutory auditor of the Company for a term to expire at the annual general meeting called to approve the accounts of the accounting year ended 2012.

Third resolution

The sole shareholder resolves to set the registered office of the Company at 42, avenue JF Kennedy, L-1855 Luxembourg.

Fourth resolution

In compliance with Article 60 of the law of 10 August 1915, as amended, on commercial companies and Article 12 of the present articles of incorporation, the sole shareholder authorises the board of directors to delegate the daily management of the Company as well as the representation of the Company with respect to such management to two of its members.

The meeting already agrees that Mrs Michèle Bierset, Expert, with professional address at 42, avenue JF Kennedy, L-1855 Luxembourg, is appointed as daily manager (*déléguée à la gestion journalière*) of the Company.

The undersigned notary, who understands and speaks English, herewith states that on request of the appearing person, this deed is worded in English followed by a French translation or the request of the same appearing person and in case of divergences between the English and the French text, the English version will prevail.

Whereof this notarial deed was drawn up in Senningerberg, in the office of the undersigned notary, on the date set at the beginning of this deed.

This deed having been read to the appearing person, known to the notary by first and surname, civil status and residence, said person appearing signed together with the notary the present deed.

Suit la traduction française du procès-verbal qui précède:

L'an deux mille douze, le vingt-huitième jour de juin.

Par-devant Maître Paul BETTINGEN, notaire de résidence à Niederanven, Grand-Duché du Luxembourg.

A comparu

International Securities Exchange Holdings, Inc, une société constituée sous le droit du Delaware, ayant son siège social au 60, Broad Street, New York, USA 10004, enregistrée auprès de Département d'Etat de l'état du Delaware, Corporate Division à Dover aux Etats Unis sous le numéro 3873520, représentée par Monsieur Olivier Neuberg, résidant professionnellement au 42, avenue JF Kennedy, L-1855 Luxembourg, en vertu d'une procuration sous-seing privé,

La procuration signée *ne varietur* par le mandataire de la partie comparante es qualité qu'il agit et par le notaire soussigné restera annexée au présent acte pour être soumise avec lui aux formalités de l'enregistrement.

Lequel comparant, aux termes de la capacité avec laquelle il agit, a requis le notaire instrumentaire d'arrêter les statuts d'une société anonyme.

Art. 1er. Dénomination

Il est formé entre les souscripteurs et tous ceux qui deviendront propriétaires des actions ci-après créées, une société anonyme sous la dénomination de « Longitude S.A. » (la «Société»).

Art. 2. Siège Social

Le siège social est établi à Luxembourg, Grand-Duché de Luxembourg. Il peut être créé, par simple décision du conseil d'administration, des succursales ou bureaux, tant dans le Grand-Duché de Luxembourg qu'à l'étranger. Le siège social de la Société pourra être transféré au sein d'une même commune par simple décision du conseil d'administration de la Société.

Au cas où le conseil d'administration estimerait que des événements extraordinaires d'ordre politique, économique, social ou militaire, de nature à compromettre l'activité normale au siège social ou la communication aisée avec ce siège ou de ce siège avec l'étranger, se présentent ou paraissent imminents, il pourra transférer provisoirement le siège social à l'étranger jusqu'à cessation complète de ces circonstances anormales; cette mesure provisoire n'aura toutefois aucun effet sur la nationalité de la Société, laquelle, nonobstant ce transfert provisoire, restera luxembourgeoise.

Art. 3. Durée

La Société est constituée pour une durée illimitée.

La Société peut être dissoute à tout moment par décision de l'assemblée générale des actionnaires, statuant comme en matière de modification des statuts.

Art. 4. Objet

L'objet de la Société est de poursuivre un commerce ou activité concernant (i) la création, le développement, la gestion et la propriété de software et autres droits de propriété intellectuelle, (ii) l'octroi de licences et sous-licences sur pareils droits ou l'utilisation de pareils droits par (a) des sociétés affiliées, sociétés du même groupe ou sociétés et entités liées ainsi que (b) à des tierces parties.

La Société a également pour objet (iii) la détention de participations, sous quelle que forme que ce soit, dans des sociétés luxembourgeoises ou étrangères, par l'achat, le transfert par vente, échange ou autrement d'actions, obligations, certificats d'obligations, reconnaissances de dettes, bons et toutes autres valeurs mobilières et toutes transactions y liées et, (iv) la possession, l'administration, le développement et la gestion de son portefeuille de titres et de droits de propriété intellectuelle.

La Société peut prêter ou emprunter avec ou sans garantie, à condition que les sommes empruntées soient affectées à la réalisation de l'objet de la Société ou de ses actionnaires, filiales, sociétés associées ou affiliées.

De manière générale, la Société peut assurer toutes opérations financières, commerciales, industrielles ou immobilières pouvant être utiles à l'accomplissement et le développement de son objet, et dans ce contexte elle pourra donner ou recevoir des garanties, émettre tous types de valeurs mobilières et instruments financiers et faire toutes opérations de couverture, d'échange ou toutes opérations dérivées.

Art. 5. Capital Social

La Société a un capital social de cent mille euros (EUR 100.000,-) représenté par cent mille (100.000) actions ayant une valeur nominale de un euro (EUR 1,-) par action.

Le capital social de la Société peut, à tout moment, être augmenté ou réduit par décision de l'assemblée générale des actionnaires, adoptée à la manière requise pour la modification des présents statuts.

La Société peut, aux conditions et aux termes prévus par la loi, racheter ses propres actions.

Art. 6. Forme des actions

Toutes les actions de la Société seront uniquement émises sous forme nominative.

Toutes les actions émises seront inscrites au registre des actionnaires qui sera tenu par la Société ou par une ou plusieurs personnes désignées à cet effet par la Société; ce registre contiendra le nom de chaque propriétaire d'actions, son domicile, ainsi que le nombre d'actions qu'il détient.

Le droit de propriété de l'actionnaire sur les actions s'établit par l'inscription de son nom dans le registre des actionnaires. Un certificat constatant cette inscription sera délivré sur demande à l'actionnaire. Ce certificat devra être signé par deux membres du conseil d'administration. Les signatures pourront être soit manuscrites, soit imprimées, soit sous forme télécopiée.

Tout transfert d'actions sera inscrit au registre des actionnaires au moyen de la remise à la Société d'un instrument de transfert convenant à la Société, ou par une déclaration de transfert écrite, portée au registre des actionnaires, datée et signée par le cédant et le cessionnaire, ou par le mandataire valablement constitué à cet effet, et, à chaque fois, avec la remise à la Société du certificat d'actions qui s'y rapporte, s'il en avait été émis. Une pareille inscription devra être signée par deux membres du conseil d'administration, ou par une ou plusieurs autres personnes dûment autorisées à cet effet par le conseil d'administration. Any transfer of Company's shares to a non-shareholder shall however only be valid, to be reported in the register of shares and enforceable against the Company if made in accordance with any existing shareholders' agreement.

Tout actionnaire devra fournir à la Société une adresse à laquelle toutes les communications et informations pourront être envoyées. Cette adresse sera également inscrite au registre des actionnaires.

Au cas où un actionnaire ne fournit pas d'adresse à la Société, la Société sera autorisée à en faire mention au registre des actionnaires, et l'adresse de l'actionnaire sera censée être au siège social de la Société ou à telle autre adresse inscrite au registre des actionnaires, jusqu'à ce qu'une autre adresse soit communiquée à la Société par l'actionnaire. Celui-ci pourra à tout moment faire changer l'adresse portée au registre des actionnaires par une déclaration écrite, envoyée au siège social de la Société ou à telle autre adresse fixée par celle-ci.

La Société ne reconnaît qu'un seul propriétaire par action. Si une ou plusieurs actions sont conjointement détenues ou si les titres de propriété de ces actions sont divisés, fragmentés ou litigieux, les personnes invoquant un droit sur la/les action(s) devront désigner un mandataire unique pour représenter la/les action(s) à l'égard de la Société. L'omission d'une telle désignation impliquera la suspension de l'exercice de tous les droits attachés aux action(s).

Art. 7. Conseil d'Administration

La Société est gérée par un conseil d'administration composé d'un minimum de quatre membres, et si l'assemblée générale des actionnaires décide de diviser le conseil d'administration en administrateurs de classe A et administrateurs de classe B, d'un minimum de deux administrateurs de class A et de deux administrateurs de classe B, le nombre exact étant déterminé par l'assemblée générale des actionnaires. Les administrateurs n'ont pas besoin d'être actionnaires.

L'assemblée générale des actionnaires peut décider de nommer des administrateurs de classe A et des administrateurs de classe B, dont les droits et obligations sont décrits ci-après.

Les administrateurs sont élus par l'assemblée générale des actionnaires pour une période ne dépassant pas six (6) ans et jusqu'à ce que leurs successeurs aient été élus, toutefois, un administrateur peut être révoqué à tout moment par décision de l'assemblée générale. Les administrateurs sortants peuvent être réélus.

Au cas où le poste d'un administrateur devient vacant à la suite de décès, de démission ou autrement, les administrateurs restants élus par l'assemblée générale des actionnaires pourront se réunir et élire un administrateur pour remplir les fonctions attachées au poste devenu vacant jusqu'à la prochaine assemblée générale.

Art. 8. Réunions du Conseil d'Administration

Le conseil d'administration choisit parmi ses membres un président et peut choisir en son sein un ou plusieurs vice-présidents, et si l'assemblée générale des actionnaires décide de diviser le conseil d'administration en administrateurs de classe A et administrateurs de classe B, le président sera désigné parmi les administrateurs de classe B et les vice-présidents parmi les administrateurs de classe A. Il peut également désigner un secrétaire qui n'a pas besoin d'être un administrateur et qui peut être chargé de dresser les procès-verbaux des réunions du conseil d'administration ou d'exécuter des tâches administratives ou autres telles que décidées, de temps en temps, par le conseil d'administration.

Le président préside les réunions du conseil d'administration. En l'absence du président, les membres du conseil d'administration peuvent désigner un autre administrateur pour assumer la présidence pro tempore, par un vote à la majorité des administrateurs présents ou représentés lors de cette réunion.

Le conseil d'administration se réunit sur convocation du président ou de deux administrateurs au lieu indiqué dans l'avis de convocation. La ou les personnes convoquant l'assemblée déterminent l'ordre du jour. Un avis par écrit, télégramme, télécopie ou e-mail contenant l'ordre du jour sera donné à tous les administrateurs au moins huit jours avant l'heure prévue pour la réunion, sauf s'il y a urgence, auquel cas l'avis de convocation, envoyé 24 heures avant la réunion, devra mentionner la nature de cette urgence. Il peut être passé outre à la nécessité de pareille convocation en cas d'assentiment préalable ou postérieur à la réunion, par écrit, télégramme, télécopie ou e-mail de chaque administrateur. Une convocation spéciale n'est pas requise pour des réunions du conseil d'administration se tenant à des heures et à des endroits déterminés dans une résolution préalablement adoptée par le conseil d'administration.

Tout administrateur peut se faire représenter en désignant par écrit ou par télégramme, télécopie ou e-mail un autre administrateur comme son mandataire. Un administrateur ne peut pas représenter plus d'un de ses collègues.

Le conseil d'administration ne peut délibérer et agir valablement que si la majorité des administrateurs sont présents ou représentés à une réunion du conseil d'administration, et si l'assemblée générale des actionnaires décide de diviser le conseil d'administration en administrateurs de classe A et administrateurs de classe B, au moins un administrateur de classe A et un administrateur de classe B devront être présents ou représentés. Si le quorum n'est pas obtenu une demi-heure après l'heure prévue pour la réunion, les administrateurs présents peuvent ajourner la réunion en un autre endroit et à une date ultérieure. Les avis des réunions ajournées sont donnés aux membres du conseil d'administration par le secrétaire, s'il y en a, ou à défaut par tout administrateur.

Les décisions sont prises à la majorité des votes des administrateurs présents ou représentés à chaque réunion. Au cas où, lors d'une réunion du conseil d'administration, il y a égalité de voix en faveur ou en défaveur d'une résolution, le président de la réunion n'aura pas de voix prépondérante. En cas d'égalité, la résolution sera considérée comme rejetée.

Tout administrateur peut prendre part à une réunion du conseil d'administration au moyen d'une conférence téléphonique ou d'un équipement de communication similaire par lequel toutes les personnes participant à la réunion peuvent s'entendre, la participation à la réunion par de tels moyens vaut présence personnelle à cette réunion.

Nonobstant les dispositions qui précèdent, une décision du conseil d'administration peut également être prise par voie circulaire et résulter d'un seul ou de plusieurs documents contenant les résolutions et signés par tous les membres du conseil d'administration sans exception. La date d'une telle décision est celle de la dernière signature.

Art. 9. Procès-verbaux des réunions du Conseil d'Administration

Les procès-verbaux des réunions du conseil d'administration sont signés par le président ou, en son absence, par le président pro tempore qui aura assumé la présidence de cette réunion.

Les copies ou extraits de procès-verbaux destinés à servir dans une procédure judiciaire ou ailleurs seront signés par le président ou par le secrétaire ou par deux administrateurs.

Art. 10. Pouvoirs du Conseil d'Administration

Les administrateurs ne peuvent agir que dans le cadre de réunions du conseil d'administration régulièrement convoquées, ou par confirmation écrite conformément à l'article 8 ci-dessus.

Le conseil d'administration est investi des pouvoirs les plus larges pour pouvoir passer les actes d'administration et de disposition dans l'intérêt de la Société. Tous pouvoirs que la loi ou les présents statuts ne réservent pas expressément à l'assemblée générale des actionnaires sont de la compétence du conseil d'administration.

Art. 11. Signature sociale

Vis-à-vis des tiers, la Société sera valablement engagée par (i) la signature conjointe de deux administrateurs, (ii) si l'assemblée générale des actionnaires décide de diviser le conseil d'administration en administrateurs de classe A et administrateurs de classe B, la signature conjointe d'un administrateur de classe A avec un administrateur de classe B, (iii) la signature individuelle de l'un des délégués à la gestion quotidienne dans le cadre de la gestion quotidienne de la Société ou (iv) la (les) signature(s) de toute(s) autre(s) personne(s) à laquelle (auxquelles) pareil pouvoir de signature aura été délégué par le conseil d'administration.

Art. 12. Délégation de pouvoirs

Le conseil d'administration peut déléguer de manière générale ou ponctuellement la gestion journalière de la Société ainsi que la représentation de la Société en ce qui concerne cette gestion, conformément à l'article 60 de la loi du 10 août 1915, telle que modifiée, sur les sociétés commerciales, à un directeur ou à un ou plusieurs comités, qu'ils soient composés de ses propres membres ou non, ou à un ou plusieurs administrateurs, gérants ou autres mandataires susceptibles d'agir seuls ou conjointement. La délégation à un membre du conseil d'administration est subordonnée à l'autorisation préalable de l'assemblée générale. Le conseil d'administration détermine l'étendue des pouvoirs, les conditions du retrait et la rémunération attachés à ces délégations de pouvoir, y compris le pouvoir de subdéléguer.

Le conseil pourra également conférer des pouvoirs spéciaux à un ou plusieurs mandataires ou représentants de son choix.

Art. 13. Conflits d'Intérêts

Dans le cas d'un conflit d'intérêts d'un administrateur, étant entendu que le simple fait que l'administrateur soit l'administrateur d'un actionnaire ou d'une société affiliée d'un actionnaire ne sera pas constitutif d'un conflit d'intérêts, il doit informer le conseil d'administration de tout conflit d'intérêts et ne pourra pas prendre part au vote mais sera compté dans le quorum. Un administrateur ayant un conflit d'intérêts sur tout objet de l'ordre du jour doit déclarer ce conflit d'intérêts au président avant que la réunion ne débute.

Tout administrateur ayant un intérêt personnel dans une transaction soumise pour approbation au conseil d'administration opposé avec l'intérêt de la Société, devra être obligé d'informer le conseil et de faire enregistrer cette situation dans le procès-verbal de la réunion. Il ne pourra pas prendre part à la réunion (mais il sera compté dans le quorum). A l'assemblée générale suivante, avant toute autre résolution à voter, un rapport spécial devra être établi sur toutes transactions dans lesquelles un des administrateurs peut avoir un intérêt personnel opposé à celui de la Société.

Art. 14. Assemblées Générales des Actionnaires

L'assemblée générale des actionnaires représente l'universalité des actionnaires de la Société. Elle a les pouvoirs les plus étendus pour ordonner, exécuter ou ratifier tous les actes relatifs aux opérations de la Société.

L'assemblée générale des actionnaires est convoquée par le conseil d'administration. Les actionnaires représentant un dixième du capital social souscrit peuvent, conformément aux dispositions de la loi du 10 août 1915 sur les sociétés commerciales, telle que modifiée, requérir le conseil d'administration de convoquer l'assemblée générale des actionnaires.

L'assemblée générale annuelle se réunit, conformément à la loi luxembourgeoise, au siège social de la Société ou à tout autre endroit indiqué dans l'avis de convocation, le deuxième lundi du mois de juin à 16.00 heures.

Si ce jour est un jour férié, légal ou bancaire, à Luxembourg, l'assemblée générale se tiendra le jour ouvrable suivant.

L'assemblée générale des actionnaires pourra se tenir à l'étranger si le conseil d'administration constate souverainement que des circonstances exceptionnelles externes à la Société et à ses actionnaires le requièrent.

D'autres assemblées générales d'actionnaires peuvent se tenir aux lieux et dates spécifiés dans les avis de convocation respectifs.

Les actionnaires seront convoqués par un avis de convocation énonçant l'ordre du jour et envoyé par lettre recommandée au moins huit jours avant l'assemblée à tout détenteur d'actions à son adresse portée au registre des actionnaires, ou suivant toutes autres instructions données par cet actionnaire.

Chaque fois que tous les actionnaires sont présents ou représentés et se considèrent dûment convoqués et informés de l'ordre du jour, l'assemblée générale peut avoir lieu sans convocation.

Le conseil d'administration peut déterminer toutes autres conditions à remplir par les actionnaires pour pouvoir prendre part aux assemblées générales.

L'assemblée générale des actionnaires désigne son président qui présidera l'assemblée. Le président pourra désigner un secrétaire chargé de dresser les procès-verbaux de l'assemblée.

Les affaires traitées lors d'une assemblée des actionnaires seront limitées aux points contenus dans l'ordre du jour (qui contiendra toutes les matières requises par la loi) et aux affaires connexes à ces points.

Chaque action donne droit à une voix lors de toute assemblée générale. Un actionnaire peut se faire représenter à toute assemblée générale des actionnaires par mandat écrit par un mandataire qui n'a pas besoin d'être actionnaire.

Dans la mesure où il n'en est pas autrement disposé par la loi, les décisions de l'assemblée générale des actionnaires sont prises à la majorité simple des voix des actionnaires présents ou représentés.

Art. 15. Commissaire aux comptes

Les opérations de la société seront surveillées par un ou plusieurs commissaires aux comptes. Le(s) commissaire(s) est(sont) désignés et révoqués par l'assemblée générale des actionnaires. La durée de leur fonction ne peut excéder six (6) ans.

Art. 16. Exercice Social

L'exercice social de la Société commence le premier janvier de chaque année et se termine le trente et un décembre de la même année.

Art. 17. Affectation des Bénéfices Annuels

Des bénéfices nets annuels de la Société, cinq pour cent seront affectés à la réserve requise par la loi. Cette affectation cessera d'être exigée lorsque le montant de la réserve légale aura atteint un dixième du capital social souscrit.

L'assemblée générale des actionnaires dispose librement du bénéfice net annuel.

Des dividendes intérimaires peuvent être versés en conformité avec les conditions prévues par la loi.

Art. 18. Dissolution de la Société

En cas de dissolution de la Société, la liquidation s'opérera par un ou plusieurs liquidateurs, qui n'ont pas besoin d'être actionnaires, nommé(s) par l'assemblée générale qui déterminera les pouvoirs et rémunérations de chaque liquidateur. Le produit net de la liquidation sera distribué par le(s) liquidateur(s) aux actionnaires, proportionnellement à leur participation dans le capital social.

Art. 19. Modifications des Statuts

Les présents statuts pourront être modifiés périodiquement par une assemblée générale des actionnaires statuant aux conditions de quorum et de majorité requises par la loi du 10 août 1915, telle que modifiée, concernant les sociétés commerciales.

Art. 20. Actionnaire unique

Si et aussi longtemps que la Société n'a qu'un seul actionnaire, toute référence dans ces statuts aux actionnaires ou à l'assemblée générale des actionnaires sera une référence à l'actionnaire unique.

Art. 21. Loi Applicable

Pour tous les points non spécifiés dans les présents statuts, les parties se réfèrent aux dispositions de la loi du 10 août 1915, telle que modifiée, concernant les sociétés commerciales.

Art. 22. Langue

Les présents statuts ont été rédigés en anglais, suivi d'une version française. En cas de divergence entre les deux textes, la version anglaise prévaudra.

Dispositions transitoires

1) Le premier exercice social commencera le jour de la constitution et se terminera le 31 décembre 2012.

2) La première assemblée générale annuelle des actionnaires aura lieu en 2013.

Souscription

Les actions de la Société sont souscrites comme suit.

International Securities Exchange Holdings, Inc, ci-dessus qualifiée, cent mille (100.000) actions.

Toutes les actions ont été entièrement libérées en espèces, de sorte que la somme de cent mille euro (EUR 100.000,-) est dès maintenant à la disposition de la Société, ce dont il a été justifié au notaire soussigné.

Frais

Le montant des dépenses, frais, rémunérations et charges, sous quelque forme que ce soit, qui incombent à la Société ou qui sont mis à sa charge à raison de sa constitution sont évalués à environ mille quatre cents euro (EUR 1.400,-).

Déclaration

Le notaire soussigné déclare avoir vérifié l'existence des conditions énumérées à l'article 26 de la loi du 10 août 1915, telle que modifiée, concernant les sociétés commerciales et déclare expressément qu'elles sont remplies.

Résolutions de l'actionnaire unique

L'actionnaire unique a pris les résolutions suivantes:

Première résolution

L'actionnaire unique décide de fixer le nombre actuel d'administrateurs à quatre et d'élire les personnes suivantes comme membres du conseil d'administration pour une période initiale de six ans:

- M. Thomas A. Ascher, *Chief Strategy Officer*, né le 15 février 1962 à New York, résidant professionnellement au 60, Broad Street, New York, NY 10004, USA;
- M. Scott Shechtman, *Senior Corporate Initiatives Manager*, né le 17 juin 1980 à New York, résidant professionnellement au 60, Broad Street, New York, NY 10004, USA;
- M. Marcus Thompson, *Managing Director*, résidant professionnellement au 61, Mergenthalerallee, D-65760 Eschborn, Allemagne;
- Mme Gabriele Fabry, *Senior Expert*, résidant professionnellement au 42, avenue JF Kennedy, L-1855 Luxembourg.

Deuxième résolution

L'actionnaire unique décide de nommer KPMG Luxembourg S.à r.l., 9 allée Scheffer, L-2520 Luxembourg, RCS B 149 133, comme commissaire de la Société pour une période devant expirer à l'assemblée générale annuelle réunie pour approuver les comptes de l'exercice social de l'année 2012.

Troisième résolution

L'actionnaire unique décide de fixer le siège social de la Société au 42, avenue JF Kennedy, L-1855 Luxembourg.

Quatrième résolution

Conformément à l'article 60 de la loi du 10 août 1915, telle que modifiée, sur les sociétés commerciales, et à l'article 12 des présents statuts, l'actionnaire unique autorise le conseil d'administration à déléguer la gestion journalière de la Société ainsi que la représentation de la Société en relation avec cette gestion à deux de ses membres.

L'actionnaire unique accepte que Mme Michèle Bierset, Expert, résidant professionnellement au 42, avenue JF Kennedy, L-1855 Luxembourg soit désignée comme déléguée à la gestion quotidienne de la Société.

Le notaire soussigné qui comprend et parle l'anglais, constate que sur demande du comparant, le présent acte est rédigé en langue anglaise suivi d'une version française; sur demande du même comparant et en cas de divergences entre le texte français et le texte anglais, ce dernier fait foi.

Dont acte fait et passé à Senningerberg, en l'étude du notaire soussigné, à la date susmentionnée.

L'acte ayant été lu au comparant, connu du notaire instrumentant par ses nom, prénom usuel, état civil et demeure, le comparant a signé avec le notaire, le présent acte.

POUR COPIE CONFORME
Signé : Paul BETTINGEN


Paul BETTINGEN, Notaire
NIEDERANVEN

Finnovation S.A., Société Anonyme.

Siège social: L-1855 Luxembourg, 42, avenue J.F. Kennedy.

R.C.S. Luxembourg B 137.928.

STATUTES

In the year two thousand and eight, on the twenty-sixth day of March.

Before Maître Paul BETTINGEN, notary residing in Niederanven, Grand Duchy of Luxembourg.

There appeared:

Deutsche Börse Aktiengesellschaft, a joint stock company incorporated under the laws of Germany, having its registered office at Neue Börsenstrasse 1, D-60487 Frankfurt am Main (Germany), inscribed in the Handelsregister B des Amtsgerichts Frankfurt am Main under number HRB 32232, represented by Isabelle LUX, lawyer, with professional address at Luxembourg, pursuant to a proxy given under private seal.

The proxy given, signed "ne varietur" by the appearing person and the undersigned notary, shall remain attached to this document to be filed with the registration authorities.

The appearing party, in the capacity in which it acts, has requested the notary to state as follows the articles of association of a société anonyme.

Art. 1. Name. There is hereby established a company in the form of a société anonyme under the name of "Finnovation S.A." (hereinafter the «Company»).

Art. 2. Registered Office. The registered office of the Company is established in Luxembourg, Grand Duchy of Luxembourg.

Branches, subsidiaries or other offices may be established either in the Grand Duchy of Luxembourg or abroad by a decision of the board of directors. The address of the registered office may be transferred within the boundaries of the same municipality by a resolution of the board of directors of the Company.

If the board of directors determines that extraordinary political, economic, social or military events have occurred or are imminent which would render impossible the normal activities of the Company at its registered office or the communication between such registered office and persons abroad, the registered office may be temporarily transferred abroad until the complete cessation of these abnormal circumstances; such provisional measures shall have no effect on the nationality of the Company which, notwithstanding such temporary transfer, shall remain a Luxembourg company.

Art. 3. Duration. The Company is established for an unlimited period.

The Company may be dissolved at any moment by a resolution of the shareholders adopted in the manner required for amendment of these articles of association.

Art. 4. Purpose. The purpose of the Company is (i) the creation, development, management and ownership of software and other intellectual property rights, (ii) the licensing and sublicensing of such rights or the use thereof (a) by affiliates, group companies or related companies and entities as well as (b) to third parties.

An additional object of the Company is (iii) the participation in any form whatsoever, in Luxembourg or foreign companies, by purchase, sale, exchange or otherwise of stock, bonds, debentures, notes and other securities of any kind and any related transaction and, (iv) the administration, development and management of its stock, securities, software and IP rights portfolio.

For the accomplishment of its purpose, the Company may lend or borrow with or without collateral, provided that any monies so borrowed may only be used for the purpose of the Company or companies which are shareholders or direct or indirect subsidiaries of or which are associated with or affiliated to, the Company or the same company's group.

In general, the Company may undertake any financial, commercial, industrial or real estate transactions which it may deem useful in the accomplishment and development of its purpose and, in such context, it may give or receive guarantees, issue all types of securities and financial instruments and enter into any type of hedging, trading or derivative transactions.

Art. 5. Share Capital. The Company has a share capital of six million eight hundred thousand euro (EUR 6,800,000.-) divided into sixty eight thousand (68,000) shares with a nominal value of one-hundred euros (EUR 100.-) per share.

The share capital of the Company may at any time be increased or reduced by a resolution of the general meeting of shareholders adopted in the manner required for amendment of these articles of association.

During a period of five years from the date of publication of the relevant deed, the board of directors is authorised to issue further shares in the Company up to a maximum authorised share capital of eighty millions euro (EUR 80,000,000.-) in one or several steps as it may determine from time to time at its discretion, without reserving to the existing shareholders a preferential right of subscription and including the issue of either ordinary or preferred non-voting shares. The board of directors shall determine the terms and conditions governing the subscription and issue of such shares.

The Company may, to the extent and under the terms permitted by law, redeem its own shares.

Art. 6. Form of shares. All shares of the Company shall be issued in registered form only. The issued shares shall be entered in the register of shares which shall be kept by the Company or by one or more persons designated therefore by the Company, and such register shall contain the name of each owner of shares, his address and the number of shares held by him.

The inscription of the shareholder's name in the register of shares evidences his right of ownership of such shares. A certificate shall be delivered upon request to the shareholder. Such certificate shall be signed by two members of the board of directors. The signatures shall be either manual, printed or in facsimile.

Any transfer of shares shall be recorded in the register of shares by delivery to the Company of an instrument of transfer satisfactory to the Company, or by a written declaration of transfer to be inscribed in the register of shares, dated and signed by the transferor and transferee, or by persons holding suitable powers of attorney to act accordingly and, each time, together with the delivery of the relevant certificate, if issued. Such inscription shall be signed by two members of the board of directors or by one or several persons duly authorised therefore by the board of directors.

Shareholders shall provide the Company with an address to which all notices and announcements should be sent. Such address will also be entered into the register of shares.

In the event that a shareholder does not provide an address, the Company may permit a notice to that effect to be entered into the register of shares and the shareholder's address will be deemed to be at the registered office of the Company or at such other address as may be so entered into the register by the Company from time to time, until another address shall be provided to the Company by such shareholder. A shareholder may, at any time, change his address as entered into the register of shares by means of a written notification to the Company at its registered office or at such other address as may be determined by the Company from time to time.

The Company recognizes only one single owner per share. If one or more shares are jointly owned or if the title of ownership to such share(s) is divided, split or disputed, all persons claiming a right to such share(s) have to appoint one single attorney to represent such share(s) towards the Company. The failure to appoint such attorney implies a suspension of all rights attached to such share(s).

Art. 7. Beneficiary units. The Company has authorized the issue (but only by way of private placement) of securities, which participate in the profits of the Company as defined by the terms of the issue document agreed by the shareholder(s) and which securities do not represent the share capital of the Company or entitle its holder to any voting right. The securities may be issued in registered form only and shall not be transferred to any third party without the prior written approval of the Company. The securities might be redeemed by the Company under the conditions set forth in the issue document. The rights and obligations of the holder(s) of these securities will equally be defined in the issue document.

Art. 8. Board of Directors. The Company shall be managed by a board of directors composed of at least three members, their number being determined by the general meeting of shareholders. Directors need not to be shareholders of the Company.

The directors shall be elected by the general meeting of shareholders for a period of not exceeding six (6) years and until their successors are elected, provided, however, that any director may be removed at any time by a resolution taken by the general meeting of shareholders. The directors shall be eligible for reappointment.

In the event of vacancy in the office of a director because of death, resignation or otherwise, the remaining directors elected by the general meeting of shareholders may meet and elect a director to fill such vacancy until the next general meeting of shareholders.

Art. 9. Meetings of the Board of Directors. The board of directors shall choose from among its members a chairman, and may choose among its members one or more vice-chairmen. The board of directors may also choose a secretary, who need not be a director and who may be instructed to keep the minutes of the meetings of the board of directors as well as to carry out such administrative and other duties as directed from time to time by the board of directors.

The chairman shall preside over all meetings of the board of directors, but in his absence the members of the board of directors may appoint another director as chairman pro tempore by vote of a majority of the directors present or represented at any such meeting.

The board of directors shall meet upon call by the chairman, or any two directors, at the place indicated in the notice of meeting, the person(s) convening the meeting setting the agenda. Notice in writing or by telegram or telefax or e-mail of any meeting of the board of directors shall be given to all directors at least eight calendar days in advance of the hour set for such meeting, except in circumstances of emergency where twenty-four hours prior notice shall suffice which shall duly set out the reason for the urgency. This notice may be waived, either prospectively or retrospectively, by the consent in writing or by telegram or telefax or e-mail of each director. Separate notice shall not be required for meetings held at times and places described in a schedule previously adopted by resolution of the board of directors.

Any director may act at any meeting of the board of directors by appointing in writing or by telegram, telefax, or e-mail another director as his proxy. A director may not represent more than one of his colleagues.

The board of directors may deliberate or act validly only if at least a majority of directors are present or represented at a meeting of the board of directors. If a quorum is not obtained within half an hour of the time set for the meeting the directors present may adjourn the meeting to a later time and venue. Notices of the adjourned meeting shall be given by the secretary to the board, if any, failing which by any director.

Decisions shall be taken by a majority vote of the directors present or represented at such meeting. In the event that in any meeting the number of votes for and against a resolution shall be equal, the chairman of the meeting shall not have a casting vote. In case of a tie, the proposed decision is considered as rejected.

Any director may participate in a meeting of the board of directors by conference call or similar means of communications equipment whereby all persons participating in the meeting can hear each other, and participating in a meeting by such means shall constitute presence in person at such meeting.

Notwithstanding the foregoing, a resolution of the board of directors may also be passed by unanimous consent in writing which may consist of one or several documents containing the resolutions and signed by each and every director. The date of such a resolution shall be the date of the last signature.

Art. 10. Minutes of Meetings of the Board of Directors. The minutes of any meeting of the board of directors shall be signed by the chairman or, in his absence, by the chairman pro tempore who presided at such meeting.

Copies or extracts of such minutes which may be produced in judicial proceedings or otherwise shall be signed by the chairman, or by the secretary, or by two directors.

Art. 11. Powers of the Board of Directors. The directors may only act at duly convened meetings of the board of directors or by written consent in accordance with article 9 hereof.

The board of directors is vested with the broadest powers to perform all acts of administration and disposition in the Company's interests. All powers not expressly reserved by law or by these articles of association to the general meeting of shareholders fall within the competence of the board of directors.

Art. 12. Corporate Signature. Towards third parties, the Company is validly bound by the joint signatures of any two directors of the Company, the signature of any of the daily manager(s) within the context of the daily management or, by the signature(s) of any other person(s) to whom authority has been delegated by the board of directors.

Art. 13. Delegation of Powers. The board of directors may generally or from time to time delegate the power to conduct the daily management of the Company as well as the representation of the Company in relation to such management as provided for by article 60 of the law of 10 August 1915, as amended, on commercial companies to an executive or other committee or committees whether formed from among its own members or not, or to one or more directors, managers or other agents who may act individually or jointly. The delegation to a member of the board of directors is subject to the prior authorisation of the general meeting of shareholders. The board of directors shall determine the scope of the powers, the conditions for withdrawal and the remuneration attached to these delegations of authority including the authority to sub-delegate.

The board of directors may also confer special powers upon one or more attorneys or agents of its choice.

Art. 14. Conflict of Interest. In case of a conflict of interests of a director, it being understood that the mere fact that the director serves as a director of a shareholder or of an affiliated company of a shareholder shall not constitute a conflict of interests, he must inform the board of directors of any conflict and may not take part in the vote but will be counted in the quorum. A director having a conflict on any item on the agenda must declare this conflict to the chairman before the meeting starts.

Any director having a conflict due to a personal interest in a transaction submitted for approval to the board of directors conflicting with that of the Company, shall be obliged to inform the board thereof and to cause a record of his statement to be included in the minutes of the meeting. He may not take part in the business of the meeting (but shall be counted in the quorum). At the following general meeting, before any other resolution to be voted on, a special report shall be made on any transactions in which any of the directors may have a personal interest conflicting with that of the Company.

Art. 15. General Meeting of Shareholders. The general meeting of shareholders shall represent the entire body of shareholders of the Company. It shall have the broadest powers to order, carry out or ratify all acts relating to the operations of the Company.

The general meeting of shareholders shall meet upon call by the board of directors. Shareholders representing one fifth of the subscribed share capital may, in compliance with the law of 10 August 1915, as amended, on commercial companies, request the board of directors to call a general meeting of shareholders.

The annual general meeting shall be held in accordance with Luxembourg law at the registered office of the Company or at such other place as specified in the notice of the meeting, on the second Monday in the month of June at 2 p.m.

If such day is a legal or a bank holiday in Luxembourg, the annual general meeting shall be held on the following bank business day in Luxembourg.

Other meetings of shareholders may be held at such places and times as may be specified in the respective notices of meeting.

General meetings of shareholders shall be convened pursuant to a notice setting forth the agenda sent by registered letter at least eight days prior to the meeting to each shareholder at the shareholder's address in the register of shareholders, or as otherwise instructed by such shareholder.

If all shareholders are present or represented and consider themselves as being duly convened and informed of the agenda, the general meeting may take place without notice of meeting.

The board of directors may determine all other conditions which must be fulfilled by shareholders in order to attend a meeting of shareholders.

The general meeting of shareholders shall designate its own chairman who shall preside over the meeting. The chairman shall designate a secretary who shall keep minutes of the meeting.

The business transacted at any meeting of the shareholders shall be limited to the matters contained in the agenda (which shall include all matters required by law) and business incidental to such matters.

Each share is entitled to one vote at all general meetings of shareholders. A shareholder may act at any meeting of shareholders by giving a written proxy to another person, who need not be a shareholder.

Unless otherwise provided by law, resolutions of the general meeting are passed, by a simple majority vote of the shareholders present or represented.

Art. 16. Statutory Auditor(s). The operations of the Company shall be supervised by one or several statutory auditors. The statutory auditor(s) shall be appointed and dismissed by the general meeting of shareholders. Their term of office may not exceed six (6) years.

Art. 17. Accounting Year. The accounting year of the Company shall commence on the first of January and shall terminate on the thirty-first of December of each year.

Art. 18. Distribution of Profits. From the annual net profits of the Company, five per cent shall be allocated to the reserve required by law. This allocation shall cease to be required when the amount of the legal reserve shall have reached one tenth of the subscribed share capital.

The annual net profits shall be at the free disposal of the general meeting of shareholders.

Interim dividends may be paid out in accordance with the provisions of law.

Art. 19. Dissolution of the Company. In case of a dissolution of the Company, its liquidation shall be carried out by one or several liquidators, who need not be shareholders, appointed by the general meeting of shareholders which shall determine their powers and compensation.

The net liquidation proceeds shall be distributed by the liquidator(s) to the shareholders in proportion to their shareholding in the Company.

Art. 20. Amendments to the Articles of Association. The present articles of association may be amended from time to time by a general meeting of shareholders under the quorum and majority requirements provided for by the law of 10 August 1915, as amended, on commercial companies.

Art. 21. Applicable Law. All matters not governed by these articles of incorporation shall be determined in accordance with the law of 10 August 1915, as amended, on commercial companies.

Art. 22. Language. The present articles of incorporation are worded in English followed by a French version. In case of divergence between the English and the French text, the English version shall prevail.

Transitory provisions

1) The first accounting year shall begin at the date of incorporation and shall terminate on the 31 December 2008.

2) The first annual general meeting of shareholder(s) shall take place in the year 2009.

Subscription

The shares in the Company are subscribed as follows:

Deutsche Börse Aktiengesellschaft, prequalified, 68,000 shares

All these shares have been entirely paid-up by a contribution in cash so that the amount of six million eight hundred thousand euro (EUR 6,800,000.-) is as of now fully available to the Company, as it has been justified to the undersigned notary.

Expenses

The expenses, costs, remunerations or charges in any form whatsoever which shall be borne by the Company as a result of its formation are estimated at approximately thirty-nine thousand euro (EUR 39,000.-).

Statements

The undersigned notary states that the conditions provided for in Article twenty-six of the law of 10 August 1915, as amended, on commercial companies have been fully observed.

General Meeting of Shareholders

The above named persons representing the entire subscribed share capital and considering themselves as duly convened, have immediately proceeded to a general meeting of shareholders.

Having first verified that it was regularly constituted, the meeting took the following resolutions:

First resolution

The meeting resolves that the number of directors of the Company is currently set at three and that are appointed as members of the board of directors for a period of six years:

- Mr Marcus Thompson, Head of Corporate Finance, with professional address at Neue Börsenstrasse 1, 60487 Frankfurt am Main (Germany), born at Lancaster (United Kingdom), on 23 August 1963;

- Mr Jean-Marc Sindic, Director Financial Accounting, with professional address at 42, avenue JF Kennedy, L-1855 Luxembourg, born at Jamoigne (Belgium), on 12 October 1964;

- Mr Yves Baguet, Head of IT Development, with professional address at 42, avenue JF Kennedy, L-1855 Luxembourg, born at Nivelles (Belgium), on 24 October 1960.

The meeting already authorizes and agrees that Mr Jean-Marc Sindic and Mr Yves Baguet can each act, on an individual basis, as daily manager of the Company.

Second resolution

The meeting resolves to elect KPMG AUDIT, 31, allée Scheffer, L-2520 Luxembourg, RCS B 103.590, as statutory auditor of the Company for a term to expire at the annual general meeting called to approve the accounts of the accounting year ended 2008.

Third resolution

The registered office of the Company is set at 42, avenue JF Kennedy, L-1855 Luxembourg.

Fourth resolution

In compliance with Article 60 of the law of 10 August 1915, as amended, on commercial companies, the general meeting of shareholders authorises the board of directors to delegate the daily management of the Company as well as the representation of the Company with respect to such management to two of its members.

The undersigned notary, who understands and speaks English, herewith states that on request of the appearing person, this deed is worded in English followed by a French translation or the request of the same appearing person and in case of divergences between the English and the French text, the English version will prevail.

Whereof this notarial deed was drawn up in Senningerberg, in the office of the undersigned notary, on the date set at the beginning of this deed.

This deed having been read to the appearing person, known to the notary by first and surname, civil status and residence, said person appearing signed together with the notary the present deed.

Suit la traduction française du procès-verbal qui précède:

L'an deux mille huit, le vingt-six mars.

Par-devant Maître Paul BETTINGEN, notaire de résidence à Niederanven, Grand-Duché du Luxembourg.

A comparu:

Deutsche Börse Aktiengesellschaft, une société anonyme de droit allemand, ayant son siège social à Neue Börsenstrasse 1, D-60487, Frankfurt am Main (Allemagne), inscrite au Handelsregister B des Amtsgerichts Frankfurt am Main sous le numero HRB 32232, représentée par Madame Isabelle LUX, juriste, demeurant professionnellement à Luxembourg, en vertu d'une procuration sous seing privé.

La procuration signée «ne varietur» par le comparant et par le notaire soussigné restera annexée au présent acte pour être soumise avec lui aux formalités de l'enregistrement.

Lequel comparant, aux termes de la capacité avec laquelle il agit, a requis le notaire instrumentaire d'arrêter les statuts d'une société anonyme qu'il déclare constituer comme suit:

Art. 1 er. Dénomination. Il est formé par les présentes une société anonyme sous la dénomination de «Finnovation S.A.» (la «Société»).

Art. 2. Siège Social. Le siège social est établi à Luxembourg, Grand-Duché de Luxembourg.

Il peut être créé, par simple décision du conseil d'administration, des succursales ou bureaux, tant dans le Grand-Duché de Luxembourg qu'à l'étranger. Le siège social de la Société pourra être transféré au sein d'une même commune par simple décision du conseil d'administration de la Société.

Au cas où le conseil d'administration estimerait que des événements extraordinaires d'ordre politique, économique, social ou militaire, de nature à compromettre l'activité normale au siège social ou la communication aisée avec ce siège ou de ce siège avec l'étranger, se présentent ou paraissent imminents, il pourra transférer provisoirement le siège social à l'étranger jusqu'à cessation complète de ces circonstances anormales; cette mesure provisoire n'aura toutefois aucun effet sur la nationalité de la Société, laquelle, nonobstant ce transfert provisoire, restera luxembourgeoise.

Art. 3. Durée. La Société est constituée pour une durée illimitée.

La Société peut être dissoute à tout moment par décision de l'assemblée générale des actionnaires, statuant comme en matière de modification des statuts.

Art. 4. Objet. L'objet de la Société est (i) la création, le développement, la gestion et la propriété de software et autres droits de propriété intellectuelle, (ii) l'octroi de licences et sous-licences sur pareils droits ou l'utilisation de pareils droits par (a) des sociétés affiliées, sociétés du même groupe ou sociétés et entités liées ainsi que (b) à des tierces parties.

En outre, la Société a également pour objet (iii) la détention de participations, sous quelque forme que ce soit, dans des sociétés luxembourgeoises ou étrangères, par l'achat, le transfert par vente, échange ou autrement d'actions, obligations, certificats d'obligations, reconnaissances de dettes, bons et toutes autres valeurs mobilières et toutes transactions y liées et, (iv) la possession, l'administration, le développement et la gestion de son portefeuille de titres et de droits de propriété intellectuelle.

La Société peut prêter ou emprunter avec ou sans garantie, à condition que les sommes empruntées soient affectées à la réalisation de l'objet de la Société ou de ses actionnaires, filiales, sociétés associées ou affiliées.

De manière générale, la Société peut assurer toutes opérations financières, commerciales, industrielles ou immobilières pouvant être utiles à l'accomplissement et le développement de son objet, et dans ce contexte elle pourra donner ou recevoir des garanties, émettre tous types de valeurs mobilières et instruments financiers et faire toutes opérations de couverture, d'échange ou toutes opérations dérivées.

Art. 5. Capital Social. La Société a un capital social de six millions huit cent mille euros (EUR 6.800.000,-) représenté par soixante huit mille (68.000) actions ayant une valeur nominale de cent euros (EUR 100,-) par action.

Le capital social de la Société peut, à tout moment, être augmenté ou réduit par décision de l'assemblée générale des actionnaires, adoptée à la manière requise pour la modification des présents statuts.

Pendant une période de cinq ans à partir de la date de la publication de l'acte y afférent, le conseil d'administration est autorisé à émettre des actions de la Société à concurrence d'un capital autorisé maximal de quatre vingt millions d'euros (EUR 80.000.000,-) en une ou plusieurs fois à son entière discrétion, sans devoir réserver aux anciens actionnaires un droit préférentiel de souscription et y compris l'émission d'actions ordinaires ou préférentielles sans droit de vote. Le conseil d'administration déterminera les termes et conditions gouvernant la souscription et l'émission de ces actions.

La Société peut, aux conditions et aux termes prévus par la loi, racheter ses propres actions.

Art. 6. Forme des actions. Toutes les actions de la Société seront uniquement émises sous forme nominative.

Toutes les actions émises seront inscrites au registre des actionnaires qui sera tenu par la Société ou par une ou plusieurs personnes désignées à cet effet par la Société; ce registre contiendra le nom de chaque propriétaire d'actions, son domicile, ainsi que le nombre d'actions qu'il détient.

Le droit de propriété de l'actionnaire sur les actions s'établit par l'inscription de son nom dans le registre des actionnaires. Un certificat constatant cette inscription sera délivré sur demande à l'actionnaire. Ce certificat devra être signé par deux membres du conseil d'administration. Les signatures pourront être soit manuscrites, soit imprimées, soit sous forme télécopiée.

Tout transfert d'actions sera inscrit au registre des actionnaires au moyen de la remise à la Société d'un instrument de transfert convenant à la Société, ou par une déclaration de transfert écrite, portée au registre des actionnaires, datée et signée par le cédant et le cessionnaire, ou par le mandataire valablement constitué à cet effet, et, à chaque fois, avec la remise à la Société du certificat d'actions qui s'y rapporte, s'il en avait été émis. Une pareille inscription devra être signée par deux membres du conseil d'administration, ou par une ou plusieurs autres personnes dûment autorisées à cet effet par le conseil d'administration.

Tout actionnaire devra fournir à la Société une adresse à laquelle toutes les communications et informations pourront être envoyées. Cette adresse sera également inscrite au registre des actionnaires.

Au cas où un actionnaire ne fournit pas d'adresse à la Société, la Société sera autorisée à en faire mention au registre des actionnaires, et l'adresse de l'actionnaire sera censée être au siège social de la Société ou à telle autre adresse inscrite au registre des actionnaires, jusqu'à ce qu'une autre adresse soit communiquée à la Société par l'actionnaire. Celui-ci pourra à tout moment faire changer l'adresse portée au registre des actionnaires par une déclaration écrite, envoyée au siège social de la Société ou à telle autre adresse fixée par celle-ci.

La Société ne reconnaît qu'un seul propriétaire par action. Si une ou plusieurs actions sont conjointement détenues ou si les titres de propriété de ces actions sont divisés, fragmentés ou litigieux, les personnes invoquant un droit sur la/les action(s) devront désigner un mandataire unique pour représenter la/les action(s) à l'égard de la Société. L'omission d'une telle désignation impliquera la suspension de l'exercice de tous les droits attachés aux action(s).

Art. 7. Parts bénéficiaires. La Société a autorisé l'émission de parts bénéficiaires nominatives (mais seulement par le biais de placements privés), qui participent et constitueront partie des bénéfices de la Société de la manière définie dans le document d'émission agréé par les actionnaires et lesquelles parts bénéficiaires ne représentent aucune part sociale de la Société ou autorisent leur titulaire à quelconque droit de vote. Les parts bénéficiaires ne peuvent être émises que sous la forme nominative et ne peuvent être transférées à quelconque tierce partie sans l'accord préalable et écrit de la Société. Les parts bénéficiaires peuvent être rachetées par la Société sous les conditions définies dans le document d'émission. Les droits et obligations des titulaires de pareilles parts bénéficiaires seront également définis dans le document d'émission.

Art. 8. Conseil d'Administration. La Société est gérée par un conseil d'administration composé d'un minimum de trois membres, le nombre exact étant déterminé par l'assemblée générale des actionnaires. Les administrateurs n'ont pas besoin d'être actionnaires.

Les administrateurs sont élus par l'assemblée générale des actionnaires pour une période ne dépassant pas six (6) ans et jusqu'à ce que leurs successeurs aient été élus, toutefois, un administrateur peut être révoqué à tout moment par décision de l'assemblée générale. Les administrateurs sortants peuvent être réélus.

Au cas où le poste d'un administrateur devient vacant à la suite de décès, de démission ou autrement, les administrateurs restants élus par l'assemblée générale des actionnaires pourront se réunir et élire un administrateur pour remplir les fonctions attachées au poste devenu vacant jusqu'à la prochaine assemblée générale.

Art. 9. Réunions du Conseil d'Administration. Le conseil d'administration choisit parmi ses membres un président et peut choisir en son sein un ou plusieurs vice-présidents. Il peut également désigner un secrétaire qui n'a pas besoin d'être un administrateur et qui peut être chargé de dresser les procès-verbaux des réunions du conseil d'administration ou d'exécuter des tâches administratives ou autres telles que décidées, de temps en temps, par le conseil d'administration.

Le président préside les réunions du conseil d'administration. En l'absence du président, les membres du conseil d'administration peuvent désigner un autre administrateur pour assumer la présidence pro tempore, par un vote à la majorité des administrateurs présents ou représentés lors de cette réunion.

Le conseil d'administration se réunit sur convocation du président ou de deux administrateurs au lieu indiqué dans l'avis de convocation. La ou les personnes convoquant l'assemblée déterminent l'ordre du jour. Un avis par écrit, télégramme, télécopie ou e-mail contenant l'ordre du jour sera donné à tous les administrateurs au moins huit jours avant l'heure prévue pour la réunion, sauf s'il y a urgence, auquel cas l'avis de convocation, envoyé 24 heures avant la réunion, devra mentionner la nature de cette urgence. Il peut être passé outre à la nécessité de pareille convocation en cas d'assentiment préalable ou postérieur à la réunion, par écrit, télégramme, télécopie ou e-mail de chaque administrateur. Une convocation spéciale n'est pas requise pour des réunions du conseil d'administration se tenant à des heures et à des endroits déterminés dans une résolution préalablement adoptée par le conseil d'administration.

Tout administrateur peut se faire représenter en désignant par écrit ou par télégramme, télécopie ou e-mail un autre administrateur comme son mandataire. Un administrateur ne peut pas représenter plus d'un de ses collègues.

Le conseil d'administration ne peut délibérer et agir valablement que si la majorité des administrateurs sont présents ou représentés à une réunion du conseil d'administration. Si le quorum n'est pas obtenu une demi-heure après l'heure prévue pour la réunion, les administrateurs présents peuvent ajourner la réunion en un autre endroit et à une date ultérieure. Les avis des réunions ajournées sont donnés aux membres du conseil d'administration par le secrétaire, s'il y en a, ou à défaut par tout administrateur.

Les décisions sont prises à la majorité des votes des administrateurs présents ou représentés à chaque réunion. Au cas où, lors d'une réunion du conseil d'administration, il y a égalité de voix en faveur ou en défaveur d'une résolution, le président de la réunion n'aura pas de voix prépondérante. En cas d'égalité, la résolution sera considérée comme rejetée.

Tout administrateur peut prendre part à une réunion du conseil d'administration au moyen d'une conférence téléphonique ou d'un équipement de communication similaire par lequel toutes les personnes participant à la réunion peuvent s'entendre, la participation à la réunion par de tels moyens vaut présence personnelle à cette réunion.

Nonobstant les dispositions qui précèdent, une décision du conseil d'administration peut également être prise par voie circulaire et résulter d'un seul ou de plusieurs documents contenant les résolutions et signés par tous les membres du conseil d'administration sans exception. La date d'une telle décision est celle de la dernière signature.

Art. 10. Procès-verbaux des réunions du Conseil d'Administration. Les procès-verbaux des réunions du conseil d'administration sont signés par le président ou, en son absence, par le président pro tempore qui aura assumé la présidence de cette réunion.

Les copies ou extraits de procès-verbaux destinés à servir dans une procédure judiciaire ou ailleurs seront signés par le président ou par le secrétaire ou par deux administrateurs.

Art. 11. Pouvoirs du Conseil d'Administration. Les administrateurs ne peuvent agir que dans le cadre de réunions du conseil d'administration régulièrement convoquées, ou par confirmation écrite conformément à l'article 9 ci-dessus.

Le conseil d'administration est investi des pouvoirs les plus larges pour pouvoir passer les actes d'administration et de disposition dans l'intérêt de la Société. Tous pouvoirs que la loi ou les présents statuts ne réservent pas expressément à l'assemblée générale sont de la compétence du conseil d'administration.

Art. 12. Signature sociale. Vis-à-vis des tiers, la Société sera valablement engagée par la signature conjointe de deux administrateurs, la signature individuelle de quelconque des délégués à la gestion quotidienne dans le cadre de la gestion quotidienne de la Société ou par la (les) signature(s) de toute(s) autre(s) personne(s) à laquelle (auxquelles) pareil pouvoir de signature aura été délégué par le conseil d'administration.

Art. 13. Délégation de pouvoirs. Le conseil d'administration peut déléguer de manière générale ou ponctuellement la gestion journalière de la Société ainsi que la représentation de la Société en ce qui concerne cette gestion, conformément à l'article 60 de la Loi du 10 août 1915, telle que modifiée, sur les sociétés commerciales, à un directeur ou à un ou plusieurs comités, qu'ils soient composés de ses propres membres ou non, ou à un ou plusieurs administrateurs, gérants ou autres mandataires susceptibles d'agir seuls ou conjointement. La délégation à un membre du conseil d'administration est subordonnée à l'autorisation préalable de l'assemblée générale. Le conseil d'administration détermine l'étendue des pouvoirs, les conditions du retrait et la rémunération attachée à ces délégations de pouvoir, y compris le pouvoir de subdéléguer.

Le conseil pourra également conférer des pouvoirs spéciaux à un ou plusieurs mandataires ou représentants de son choix.

Art. 14. Conflits d'Intérêts. Dans le cas d'un conflit d'intérêts d'un administrateur, entendu que le simple fait que l'administrateur soit l'administrateur d'un actionnaire ou d'une société affiliée d'un actionnaire ne sera pas constitutif d'un conflit d'intérêts, il doit informer le conseil d'administration de tout conflit d'intérêts et ne pourra pas prendre part au vote mais sera compté dans le quorum. Un administrateur ayant un conflit d'intérêts sur tout objet de l'ordre du jour doit déclarer ce conflit d'intérêts au président avant que la réunion ne débute.

Tout administrateur ayant un intérêt personnel dans une transaction soumise pour approbation au conseil d'administration opposé avec l'intérêt de la Société, devra être obligé d'informer le conseil et de faire enregistrer cette situation dans le procès-verbal de la réunion. Il ne pourra pas prendre part à la réunion (mais il sera compté dans le quorum). A l'assemblée générale suivante, avant toute autre résolution à voter, un rapport spécial devra être établi sur toutes transactions dans lesquelles un des administrateurs peut avoir un intérêt personnel opposé à celui de la Société.

Art. 15. Assemblées Générales des Actionnaires. L'assemblée générale des actionnaires représente l'universalité des actionnaires de la Société. Elle a les pouvoirs les plus étendus pour ordonner, exécuter ou ratifier tous les actes relatifs aux opérations de la Société.

L'assemblée générale des actionnaires est convoquée par le conseil d'administration. Les actionnaires représentant un cinquième du capital social souscrit peuvent, conformément aux dispositions de la loi du 10 août 1915 sur les sociétés commerciales, telle que modifiée, requérir le conseil d'administration de convoquer l'assemblée générale des actionnaires.

L'assemblée générale annuelle se réunit, conformément à la loi luxembourgeoise, au siège social de la Société ou à tout autre endroit indiqué dans l'avis de convocation, le deuxième lundi du mois de juin à 14.00 heures.

Si ce jour est un jour férié, légal ou bancaire, à Luxembourg, l'assemblée générale se tiendra le jour ouvrable suivant.

D'autres assemblées générales d'actionnaires peuvent se tenir aux lieux et dates spécifiés dans les avis de convocation respectifs.

Les actionnaires seront convoqués par un avis de convocation énonçant l'ordre du jour et envoyé par lettre recommandée au moins huit jours avant l'assemblée à tout détenteur d'actions à son adresse portée au registre des actionnaires, ou suivant toutes autres instructions données par cet actionnaire.

Chaque fois que tous les actionnaires sont présents ou représentés et se considèrent dûment convoqués et informés de l'ordre du jour, l'assemblée générale peut avoir lieu sans convocation.

Le conseil d'administration peut déterminer toutes autres conditions à remplir par les actionnaires pour pouvoir prendre part aux assemblées générales.

L'assemblée générale des actionnaires désigne son président qui présidera l'assemblée. Le président pourra désigner un secrétaire chargé de dresser les procès-verbaux de l'assemblée.

Les affaires traitées lors d'une assemblée des actionnaires seront limitées aux points contenus dans l'ordre du jour (qui contiendra toutes les matières requises par la loi) et aux affaires connexes à ces points.

Chaque action donne droit à une voix lors de toute assemblée générale. Un actionnaire peut se faire représenter à toute assemblée générale des actionnaires par mandat écrit par un mandataire qui n'a pas besoin d'être actionnaire.

Dans la mesure où il n'en est pas autrement disposé par la loi, les décisions de l'assemblée générale des actionnaires sont prises à la majorité simple des voix des actionnaires présents ou représentés.

Art. 16. Commissaire aux comptes. Les opérations de la société seront surveillées par un ou plusieurs commissaires aux comptes. Le(s) commissaire(s) est(sont) désignés et révoqués par l'assemblée générale des actionnaires. La durée de leur fonction ne peut excéder six (6) ans.

Art. 17. Exercice Social. L'exercice social de la Société commence le premier janvier de chaque année et se termine le trente et un décembre de la même année.

Art. 18. Affectation des Bénéfices Annuels. Des bénéfices nets annuels de la Société, cinq pour cent seront affectés à la réserve requise par la loi. Cette affectation cessera d'être exigée lorsque le montant de la réserve légale aura atteint un dixième du capital social souscrit.

L'assemblée générale des actionnaires dispose librement du bénéfice net annuel.

Des dividendes intérimaires peuvent être versés en conformité avec les conditions prévues par la loi.

Art. 19. Dissolution de la Société. En cas de dissolution de la Société, la liquidation s'opérera par un ou plusieurs liquidateurs, qui n'ont pas besoin d'être actionnaires, nommé(s) par l'assemblée générale qui déterminera les pouvoirs et rémunérations de chaque liquidateur.

Le produit net de la liquidation sera distribué par le(s) liquidateur(s) aux actionnaires, proportionnellement à leur participation dans le capital social.

Art. 20. Modifications des Statuts. Les présents statuts pourront être modifiés périodiquement par une assemblée générale des actionnaires statuant aux conditions de quorum et de majorité requises par la loi du 10 août 1915, telle que modifiée, concernant les sociétés commerciales.

Art. 21. Loi Applicable. Pour tous les points non spécifiés dans les présents statuts, les parties se réfèrent aux dispositions de la loi du 10 août 1915, telle que modifiée, concernant les sociétés commerciales.

Art. 22. Langue. Les présents statuts ont été rédigés en anglais, suivi d'une version française. En cas de divergence entre les deux textes, la version anglaise prévaudra.

Dispositions transitoires

1) Le premier exercice social commencera le jour de la constitution et se terminera le 31 décembre 2008.

2) La première assemblée générale annuelle des actionnaires aura lieu en 2009.

Souscription

Les actions sont souscrites comme suit.

Deutsche Börse Aktiengesellschaft, préqualifiée 68.000 actions

Toutes les actions ont été entièrement libérées en espèces, de sorte que la somme de six millions huit cent mille euros (EUR 6.800.000,-) est dès maintenant à la disposition de la Société, ce dont il a été justifié au notaire soussigné.

Frais

Le montant des dépenses, frais, rémunérations et charges, sous quelque forme que ce soit, qui incombent à la Société ou qui sont mis à sa charge à raison de sa constitution sont évalués à environ trente-neuf mille euros (EUR 39.000,-).

Déclaration

Le notaire soussigné déclare avoir vérifié l'existence des conditions énumérées à l'article 26 de la loi du 10 août 1915, telle que modifiée, concernant les sociétés commerciales et déclare expressément qu'elles sont remplies.

Assemblée Générale Extraordinaire

Les actionnaires, représentant l'intégralité du capital souscrit et se considérant comme dûment convoqués, se sont réunis en assemblée générale extraordinaire.

Après avoir constaté que celle-ci était régulièrement constituée, ils ont pris les résolutions suivantes:

Première résolution

L'assemblée décide de fixer le nombre actuel d'administrateur à trois et d'élire les personnes suivantes comme membres du conseil d'administration pour une période initiale de six ans:

- M. Marcus Thompson, Head of Corporate Finance, avec adresse professionnelle à Neue Börsenstrasse 1, 60487 Frankfurt am Main (Allemagne), né à Lancaster (Grande-Bretagne), le 23 août 1963;

- Mr Jean-Marc Sindic, Director Financial Accounting, avec adresse professionnelle à 42, avenue JF Kennedy, L-1855 Luxembourg, né à Jamoigne (Belgique), le 12 octobre 1964;

- Mr Yves Baguet, Head of IT Development, avec adresse professionnelle à 42, avenue JF Kennedy, L-1855 Luxembourg, né à Nivelles (Belgique), le 24 octobre 1960.

L'assemblée autorise et met son accord que M. Jean-Marc Sindic et M. Yves Baguet peut chacun, de manière individuelle, agir comme délégué à la gestion quotidienne de la Société.

Deuxième résolution

L'assemblée décide de nommer KPMG AUDIT, 31, allée Scheffer, L-2520 Luxembourg, RCS B 103.590, comme commissaire de la Société pour une période devant expirer à l'assemblée générale annuelle réunie pour approuver les comptes de l'exercice social de l'année 2008.

Troisième résolution

Le siège social de la Société est fixé au 42, avenue JF Kennedy, L-1855 Luxembourg.

Quatrième résolution

Conformément à l'article 60 de la loi du 10 août 1915, telle que modifiée, sur les sociétés commerciales, l'assemblée générale des actionnaires autorise le conseil d'administration à déléguer la gestion journalière de la Société ainsi que la représentation de la Société en relation avec cette gestion à deux de ses membres.

Le notaire soussigné qui comprend et parle l'anglais, constate que sur demande du comparant, le présent acte est rédigé en langue anglaise suivi d'une version française; sur demande du même comparant et en cas de divergences entre le texte français et le texte anglais, ce dernier fait foi.

Dont acte fait et passé à Senningerberg, en l'étude du notaire soussigné, date à la date susmentionnée.

L'acte ayant été lu au comparant, connu du notaire instrumentant par nom, prénom usuel, état civil et demeure, le comparant a signé avec le notaire, le présent acte.

Signé: Lux Isabelle, Paul Bettingen.

Enregistré à Luxembourg, A.C., le 8 avril 2008, LAC/2008/ 14287. ? Reçu à 0,50%: trente-quatre mille euros (? 34000.-).

Le Receveur (signé): Francis Sandt.

Pour copie conforme délivrée à la société aux fins de publication au Mémorial, Recueil des Sociétés et Associations.

Senningerberg, le 14 avril 2008. Paul BETTINGEN.

Référence de publication: 2008054792/202/509.

(080060419) Déposé au registre de commerce et des sociétés de Luxembourg, le 23 avril 2008.

Shareholding Structure of Deutsche Börse Group (strictly confidential)
as of 11 August 2014

DEUTSCHE BÖRSE GROUP



Deutsche Börse AG[1]
180%
Eurex Global Derivatives AG
50%
50%
100%
Eurex Frankfurt AG b) 8)
62.57%
100%
ECEX European Gas Exchange GmbH
100%
Global Environmental Exchange GmbH
98.5%
European Commodity Clearing AG
100%
European Commodity Clearing Luxembourg S.a.r.l.
80%
EEX Power Derivatives GmbH
50%
EPEX Spot SE
43.7%
Cleartrade Exchange PTE. LTD.
100%
Cleartrade Exchange (UK) LTD.
50%
Index Marketing Solutions Limited
20%
European Market Coupling Company GmbH
12%
store-x Storage Capacity Exchange GmbH
1.53%
PRISMA European Capacity Platform GmbH
108%
Eurex Clearing AG
100%
Eurex Clearing Security Trustee GmbH
100%
Eurex Repo GmbH
100%
Eurex Services GmbH
79.44%
Eurex Bonds GmbH
100%
U.S. Exchange Holdings, Inc.
100%
U.S. Exchange, L.L.C. (dormant)
100%
International Securities Exchange Holdings, Inc.
100%
International Securities Exchange, LLC
100%
ISE Gemini, LLC
8.33%
8.33%
The Options Price Reporting Authority, LLC
26.44%
20%
The Options Clearing Corporation
100%
ETC Acquisition Corp.
100%
Longitude LLC
18%
EDH Resources, Inc.
10.6%
100%
Longitude S.A.
100%
ISE Mercury, LLC
9.5%
BATS Global Markets Holdings, Inc.
6.3%
ICE U.S. Trust Holding Company LP
2.25%
Weather Risk Solutions, LLC
100%
DEUTSCHE BOERSE ASIA HOLDING PTE. LTD.
100%
EUREX CLEARING ASIA PTE. LTD.
100%
Finnovation S.A.
100%
KOMUNUMO LTD
29.51%
Zimory GmbH
49.9%
50.1%
Deutsche Boerse Cloud Exchange AG
28.57%
GLOBAL MARKETS EXCHANGE GROUP INTERNATIONAL LLP
25.01%
13.02%
Digital Vega FX LTD
4.97%
Imarex ASA
4.93%
180%
Market News International Inc.
100%
MNI Financial and Economic Information (Beijing) Co. Ltd.
100%
Need to Know News, LLC
50.1%
STOXX Ltd.
50%
Infobolsa S.A.
100%
Infobolsa Deutschland GmbH
99.99%
Difubolsa, Serviços de Difusão e Informação de Bolsa S.A.
62%
Open Finance, S.L.
49.9%
Indexium AG
100%
Boerse Frankfurt Zertifikate Holding S.A.
100%
Boerse Frankfurt Zertifikate AG
14.29%
14.29%
BrainTrade Gesellschaft für Börsensysteme mbH
16.2%
Deutsche Börse Commodities GmbH
4.82%
Tradegate AG Wertpapierhandelsbank
25%
75%
Tradegate Exchange GmbH
100%
Clearstream Holding AG
100%
Clearstream International S.A.
22.92%
77.08%
Clearstream Banking S.A.
100%
Clearstream Banking Japan, Ltd.
50%
REGIS-TR S.A.
0.95%
0.51%
100%
Clearstream Banking AG
100%
Clearstream Nominees Ltd.
100%
Clearstream Services S.A.
100%
Clearstream Fund Services Ireland Limited
100%
50%
LuxCSD S.A.
100%
Risk Transfer Re S.A.
12%
PHINEO gAG
0.42%
ISF Internationale Schule Frankfurt-Rhein-Main GmbH & Co. KG
100%
Deutsche Boerse Systems Inc.
100%

■ Founded or acquired since January 2012

■ Changes in shareholding structure or company purpose considered for or implemented since January 2812

- Eurex Zürich AG: increase of shareholding percentage to 100 percent after acquisition by newly founded Eurex Global Derivatives AG in Q2/2012 of 50 percent stake previously held by SIX Group, economically retroactive as of 1 January 2012
- The Options Price Reporting Autherity, LLC: dilution of shareholding percentage due to additional shareholders
- Hanweck Associates, LLC: increase in shareholding percentage due to acquisition of shares in Q1/2012
- ID's SAS: increase in shareholding percentage due to warrant excercise in Q2/2012
- Tradegate AG Wertpapierhandelsbank: dilution of shareholding due to issuance of employee shares in Q2/2012
- S.W.I.F.T. SCRL: due to regular SWIFT share re-allocation process in Q1/2812, decrease in Clearstream Banking S.A. shareholding percentage; Clearstream Banking AG holding shares for the first time
- Risk Transfer Re S.A.: transfer of Clearstream International S.A. shareholding to Deutsche Börse AG planned for 2012

■ Company status remained unchanged since January 2012

Special Ownership information:
*International Securities Exchange Holdings, Inc. holds only non-voting stock of BATS Global Markets Holding, Inc.

Shareholdings divested, liquidated or merged since January 2812
none

Special company information

a) Exchange administrating and operating institutions (in accordance with German law)
1) of FWB Frankfurter Wertpapierbörse (the Frankfurt Stock Exchangei
2) of Eurex Deutschland
3) of European Energy Exchange (EEX)
4) of Tradegate Exchange
b) Specific participation rights
5) Preference shares or profit participation rights issued
c) Profit and loss transfer agreement and control rights
6) Including control
7) Excluding control
8) Including control, excluding profit and loss transfer

★ Indicates Foreign Indirect Affiliates.

Exhibit D

Please see the attached Annual Report for the consolidated financials for

1. The financials and Annual Report of Deutsche Borse AG are submitted in response to this Exhibit D.

2. The financials of Eurex Frankfurt, AG are submitted in response to Exhibit D.

3. The financials of U.S. Exchange Holdings, Inc. are submitted in response to Exhibit D.

4. The financials for U.S. Exchange LLC are not available as the U.S. Exchange LLC is inactive and no part of the capital has been paid.

5. The financials of International Securities Exchange Holdings, Inc. are submitted in response to Exhibit D.

6. The financials of ISE Gemini, LLC are submitted in response to Exhibit D.

7. The financials of Longitude LLC are submitted in response to Exhibit D.

8. The financials of ETC Acquisition Corp. are submitted in response to Exhibit D.

9. The financials of Hanweck Associates LLC are submitted in response to Exhibit D.

10. The financials of Longitude S.A. are submitted in response to Exhibit D.

11. The financials of Finnovation S.A. are submitted in response to Exhibit D.

KPMG

TRANSLATION - AUDITOR'S REPORT

Financial Statements as of 31 December 2014 and Combined Management Report

Deutsche Börse Aktiengesellschaft
Frankfurt/Main

KPMG AG Wirtschaftsprüfungsgesellschaft

Deutsche Börse Aktiengesellschaft, Frankfurt/Main
Balance Sheet as at 31 December 2014

Assets	31/12/2014 €	31/12/2013 € (thousand)
NONCURRENT ASSETS		
Intangible Assets		
Licenses and similar rights for data processing and software	10,048,563.00	9,477
Goodwill	344,465.00	394
Prepayments	805,000.00	289
	11,198,028.00	10,160
Tangible Assets		
Fixtures on third party land	19,369,222.00	21,232
Other assets, furniture and office equipment	35,465,898.95	42,232
Prepayments on account and construction in progress	0.00	93
	54,835,120.95	63,557
Financial Assets		
Shares in affiliated companies	4,707,780,755.79	3,283,218
Loans to affiliated companies	0.00	868,279
Investments	47,111,583.57	42,238
Loans to companies in which the company has a participating interest	390,769.59	291
Long-Term securities	13,010,742.43	13,014
Other loans	26,182.72	52
	4,768,320,034.10	4,207,092
Total Noncurrent Assets	4,834,353,183.05	4,280,809
CURRENT ASSETS		
Accounts Receivable and Other Assets		
Trade accounts receivable	142,492,742.57	116,996
Receivables from affiliated companies	175,444,850.50	157,268
Receivables from companies in which the company has a participating interest	840,065.80	774
Other current assets	20,414,720.94	24,968
thereof with residual term over 1 year € 6,746,387.67 (previous year € 8,707 (thousand))		
	339,192,379.81	300,006
Cash and Bank Balances	235,997,108.50	203,010
Total Current Assets	575,189,488.31	503,016
DEFERRED EXPENSES AND ACCRUED INCOME	28,085,046.85	35,411
Total Assets	5,437,627,718.21	4,819,236

Shareholder's Equity and Liabilities	Per value of shares acquired for retirement €	Subscribed capital before retirement €	31/12/2014 €	31/12/2013 € (thousand)
SHAREHOLDER'S EQUITY				
Subscribed Capital	193,000,000.00	-8,813,145.00	184,186,855.00	184,115
Capital Reserve			1,286,328,955.19	1,286,329
Retained Earnings				
Other profit reserves			499,766,848.83	459,347
			499,766,848.83	459,347
Unappropriated Surplus			400,000,000.00	400,000
Total Shareholder's Equity			2,370,282,659.02	2,329,791
Provisions				
Provisions for pensions and similar obligations			11,222,114.30	8,474
Provisions for deferred taxes			129,327,892.61	125,570
Other provisions			163,908,427.12	163,098
Total provisions			304,458,434.03	297,142
LIABILITIES				
Bonds			1,638,421,394.63	1,634,066
Trade accounts payable			34,232,039.57	25,460
Amounts owed to affiliated companies			1,057,331,278.25	501,711
Amounts owed to companies in which the company has a participating interest			273,852.35	767
Other liabilities			32,390,606.90	29,227
Total Liabilities			2,762,649,171.70	2,191,231
DEFERRED INCOME AND ACCRUED EXPENSES			237,453.46	1,072
Total Shareholder's Equity and Liabilities			5,437,627,718.21	4,819,236

KPMG

TRANSLATION - AUDITOR'S REPORT

Annual financial statements for the period ended 31 December 2014 and management report

EUREX Frankfurt Aktiengesellschaft
Frankfurt/Main

KPMG AG Wirtschaftsprüfungsgesellschaft

Balance sheet as at 31 December 2014
of Eurex Frankfurt Aktiengesellschaft, Frankfurt/Main

Assets	31/12/2014 €	31/12/2013 € thousand
NON-CURRENT ASSETS		
Intangible Assets		
Licences and similar rights	90,346.00	287
	90,346.00	287
Property, plant and equipment		
Operating and business equipment	111,419.76	128
	111,419.76	128
Finacial assets		
Investments in subsidiaries	752,252,845.52	1,431,635
Other loans	3,478.23	11
	752,256,323.75	1,431,646
Total non-current assets	752,458,089.51	1,432,061
CURRENT ASSETS		
Receivables and other assets		
Trade accounts receivable	4,596,069.28	0
Accounts receivable from affiliated companies	520,965,811.89	407,991
Other assets	2,921,708.22	6,527
	528,483,589.39	414,518
Bank balances	552,291.85	2,361
Total current assets	529,035,881.24	416,879
PREPAID EXPENSES AND DEFERRED CHARGES	218,048.57	197
ACTIVE DIFFERENCE RESULTING FROM ASSET OFFSETTING	0.00	145
Total assets	1,281,712,019.32	1,849,282

Shareholders'equity and liabilities	31/12/2014 €	31/12/2013 € thousand
SHAREHOLDERS' EQUITY		
Subscribed capital	6,000,000.00	6,000
Capital reserve	1,044,920,884.41	7,158
Other reserve	42,974.71	0
Profit participation rights	0.00	1,037,762
Unappropriated surplus	67,106,393.77	0
Total shareholders' equity	1,118,070,252.89	1,050,920
PROVISIONS		
Provisions for pensions and similar obligations	1,203,123.70	0
Provisions for taxes	20,330,678.66	25,427
Other provisions	15,564,634.85	18,604
Total provisions	37,098,437.21	44,031
LIABILITIES		
Trade accounts payable	2,345,449.62	1,184
Accounts payable to affiliated companies	120,849,855.34	751,917
Other liabilities	3,348,024.26	1,230
thereof for taxes €2,291,021.68 (previous year €931 thousand)		
thereof for social security €0.00 (previous year €2 thousand)		
Total liabilities	126,543,329.22	754,331
Total shareholders' equity and liabilities	1,281,712,019.32	1,849,282

Income statement
of Eurex Frankfurt Aktiengesellschaft, Frankfurt/Main
for the period from 1 January to 31 December 2014

	2014		2013	
	€	€	€ thousand	€ thousand
Other operating income				
thereof from currency translation €238,389.18 (previous year: €411thousand)		1,061,013,048.12		133,632
Personnel expenses				
Wages and salaries	-23,069,568.09		-23,850	
Social security and expenses for pensions and other employee benefits	-3,231,651.88	-26,301,219.97	-3,765	-27,615
thereof for pensions €-1,249,607.94 (previous year: €-1,851 thousand)				
Depreciation and amortization				
of intangible assets and property, plant and equipment		-245,874.39		-330
Other operating expenses				
thereof from currency translation €-1,177,236.93 (previous year: €-675 thousand)		-138,132,508.90		-101,810
Income from profit transfer agreements		31,459,221.13		81,632
Income from other non-current securities and loans		636,943.50		1,282
Other interest and similar income				
thereof from affiliated companies €728,998.88 (previous year: €1,550 thousand)		775,255.52		1,917
Depreciation on financial assets and securities		-841,396,706.64		0
Interest and similar expenses				
thereof to affiliated companies €-11,769,242.12 (previous year: €-12,296 thousand)		-14,264,071.55		-15,300
thereof from accumulation €-1,927,518.00 (previous year: €-1,235 thousand)				
Net operating income		**73,544,086.82**		**73,408**
Taxes on income		-9,878,459.39		-5,940
Other taxes		3,440,766.34		-798
Net income for the year		67,106,393.77		66,670
Allocations to profit participation rights		0.00		-66,670
Unappropriated surplus		67,106,393.77		0

Notes to the financial statements for financial year 2014

Accounting policies

The annual report of Eurex Frankfurt Aktiengesellschaft (hereinafter referred to as "Eurex Frankfurt") for financial year 2014 was prepared in accordance with the provisions of the Handelsgesetzbuch (HGB, German Commercial Code) and of the Aktiengesetz (AktG, the German Stock Corporation Act).

The total cost accounting method was chosen for the income statement.

The Company is a medium-sized corporation as defined by section 267 (2) of the HGB.

Fixed asset line items denominated in foreign currency have been translated into euro amounts using the exchange rates valid on the date of acquisition; in case of permanent impairment, the conversion is at the period-end exchange rate.

Assets and liabilities denominated in foreign currency have been translated using the European Central Bank (ECB) reference rate or the Bloomberg rates valid at the balance sheet date. If the assets and liabilities denominated in foreign currency have a maturity of one year or less, then HGB sections 253 (1) clause 1 and 252 (1) no. 4 sub-clause 2 were not applied.

Income and expenses denominated in foreign currency were translated on the posting date at the ECB reference rate or the Bloomberg rates.

Purchased intangible assets are carried at cost and amortised using the straight-line method or valued at the lower fair value.

Property, plant and equipment is carried at cost. Depreciable property, plant and equipment is depreciated using the straight-line method over its useful life or valued at its lower fair value. For movable assets, the tax simplification rules regarding the depreciation start date are applied in their valid form on the respective date of acquisition. Low-value fixed assets with acquisition costs of up to €410 were written off directly in accordance with section 6 (2) of the German Income Tax Act (EStG). In this respect, no use was made of the option granted by section 6 (2a) of the EStG to create a compound item.

Shares in affiliated companies stated under financial assets as well as other loans are carried at cost or the lower of fair value.

Receivables and other assets are always carried at their nominal amount. All discernible risks are impaired on an item-by-item basis, while latent risks are considered on a portfolio basis.

Provisions for pensions and other employee benefits have been stated along with the projected benefit obligation on the basis of actuarial tables using the modified "2005 G" mortality tables (generation tables) developed by Dr Klaus Heubeck and fully adjusted in 2011.

Actuarial assumptions		
	31.12.2014	31.12.2013
	%	%
Discount rate	4.55	4.90
Salary growth	3.50	3.50
Pension growth	2.00	2.00
Fluctuation rate (up to age 50, thereafter 0.00%)	2.00	2.00

Calculations for the projected benefit obligations arising from the employee-financed deferred compensation plan were made on the basis of an interest rate of 4.55 per cent (previous year: 4.90 per cent) along with actuarial tables using modified "2005 G" mortality tables developed by Dr Klaus Heubeck and fully adjusted in 2011.

As per section 246 (2) of the HGB, the amount of pension benefits to be paid as at the balance sheet date was offset against the fair value of the asset, which is protected from any creditor claims and is intended exclusively to meet the liabilities arising from pension obligations or other similar long-term obligations to employees (plan assets). The accumulated acquisition costs of this asset are €15,124 thousand (previous year: €14,017 thousand).

The total asset that was offset, which corresponds to a 7.3 per cent share in a domestic alternative investment fund as defined by section 1 (10) of the German Capital Investment Code (KAGB), had a fair value at the balance sheet date of €16,886 thousand (previous year: €15,342 thousand), which is equivalent to the current value as defined by section 278 in conjunction with section 168 of the KAGB. During the period under review, €131 thousand (previous year: €128 thousand) was withdrawn, which corresponds to the amount of current pension payments, and which was immediately added back to the plan assets. A total amount of €1,237 thousand (previous year: €366 thousand) was added to the special fund. This asset is protected from any creditor claims and is thus not repayable on demand.

The other provisions have been estimated in consideration of all known risks and unknown liabilities as at the balance sheet date and were estimated at the amount which is required to be paid according to a reasonable commercial assessment. The basis for determining provisions for the Stock Bonus Plan is the Deutsche Börse AG (hereinafter referred to as "DBAG") share price at the reporting date.

The provisions for anniversary payments and early retirement were measured at the amount to be paid in accordance with actuarial principles, and for early retirees measured at present value. The projected unit credit method was applied as the basis of this assessment. During the year under review, the interest rate of 4.55 per cent (previous year: 4.90 per cent) published by Deutsche Bundesbank (German central bank) was adopted. The modified "2005 G" mortality tables developed by Dr Klaus Heubeck and fully adjusted in 2011 were the basis of these projections.

Deferred taxes are calculated in accordance with section 274 of the HGB on temporary differences between the carrying amounts according to commercial law and their taxable values. Deferred tax liabilities are only reported insofar as they exceed deferred tax assets. In view of the existing single-entity relationship for tax purposes with Eurex Clearing AG and Eurex Repo GmbH, temporary differences between the carrying amounts according to commercial law and the taxable values of these companies were accounted for at the level of the controlling company, Eurex Frankfurt. There is currently a uniform corporation tax rate of 15 per cent plus a solidarity surcharge of 5.5 per cent. Taking trade tax into account, this results in a tax rate rounded of 26 per cent. The calculation of deferred taxes is based on the combined income tax rate of all the companies comprising the single-entity for tax purposes with Eurex Frankfurt, which currently stands at 26 per cent.

As at 31 December 2014, the excess of deferred tax assets amounted to €3.5 million. The excess of deferred tax assets is mainly the result of differences in the carrying amounts in the provisions for pensions, their related cover assets and intangible assets.

In accordance with section 274 (1) clause 2 of the HGB, the Company refrained from reporting the excess of deferred tax assets. Deferred taxes are calculated on the basis of the tax rates in effect or expected in Germany on the date they are recovered.

There were no carryforwards of tax losses as at the reporting date.

In accordance with section 253 (1) clause 2 of the HGB, liabilities are carried at their respective payment amounts.

Notes to the balance sheet

Fixed assets

The changes in fixed assets are described in the statement of changes in fixed assets.

Under financial investments, write-downs of €838,896 thousand and €2,501 thousand, respectively, were made to the investments in U.S. Exchange Holdings Inc. and Eurex Bonds GmbH.

Shares in affiliated companies

As at 31 December 2014, Eurex Frankfurt had shares in affiliated companies as follows:

Company	Domicile	Equity in € thous.	2014 net profit/loss in € thous.	Equity interest direct (indirect)
Eurex Bonds GmbH	Germany	9,536	1,289	79.44%
Eurex Clearing AG	Germany	289,813	1,454[1)]	100.00%
Eurex Clearing Security Trustee GmbH	Germany	75	1	(100.00%)
Eurex Repo GmbH	Germany	2,550	14,957[1)]	100.00%
U.S. Exchange Holdings, Inc.	USA	US$ 2,817,008 thous.	US$ 126,622 thous.	85.00%
Eurex Services GmbH	Germany	100	0[2)]	(85.00%)
International Securities Exchange Holdings, Inc.	USA	US$ 1,654,653 thous.	US$ 94,485 thous.	(85.00%)
International Securities Exchange, LLC	USA	US$ 128,079 thous.	US$ 44,973 thous.	(85.00%)
ETC Acquisition Corp.	USA	US$ 3,935 thous.	US$ 150 thous.	(85.00%)
Longitude LLC	USA	US$ 2,200 thous.	US$ 298 thous.	(85.00%)
Longitude S.A.	Luxembourg	US$ 1,175 thous.	US$ -671 thous.	(85.00%)
ISE Gemini, LLC	USA	US$ 5,528 thous.	US$ 6,547 thous.	(85.00%)

1) before profit transfer

2) short financial year from 16 – 31 December 2014

Equity investments

As at 31 December 2014, Eurex Frankfurt held an indirect stake of at least 20 per cent in the following companies:

Company	Domicile	Equity	Net profit/loss 2014	Equity interest (indirect)
Hanweck Associates, LLC	USA	US$ -901 thous.	US$ 4,516 thous.	(22.47%)

Receivables from affiliated companies

This balance sheet item comprises in particular receivables from cash pooling vis-à-vis DBAG including interest accruals of €281,104 thousand (previous year: €233,133 thousand), loan receivables from companies affiliated with DBAG of €103,805 thousand (previous year: €0), receivables (after item-by-item and portfolio impairment) in the Company's own name for the account of DBAG and Eurex Global Derivatives AG of €58,019 thousand (previous year: €50,002 thousand) and receivables from profit transfer agreements of €31,459 thousand (previous year: €81,632 thousand). The receivables from affiliated companies include receivables from banks of €2.428 thousand (previous year: €2.238 thousand).

Equity

Fully paid-in share capital (subscribed capital) amounts to €6,000,000, divided into 6,000,000 no-par value registered shares.

In connection with internal restructuring measures within Deutsche Börse Group, the Series A and Series B participation rights were deposited in the capital reserves at a carrying amount of €1,037,763 thousand. The issued profit participation certificates (nominal value in 2013: USD 2,600 million) were eliminated by merger as part of the aforementioned restructuring programme.

The Company's capital reserves amount to €1,044,921 thousand (previous year: €7,158 thousand).

The Company's capital reserves and retained earnings performed as follows:

	€ thous.	€ thous.
Capital reserves		
Brought forward as at 1 January 2014	7,158	
Addition	1,037,763	
Balance as at 31 December 2014		1,044,921
Retained earnings		
Other retained earnings		
Brought forward as at 1 January 2014	0	
Addition from 2014 net profit	43	
Balance as at 31 December 2014		43

As the fair value of the plan assets is higher than their acquisition cost when deferred tax liabilities are taken into account, there is a block on distributions in accordance with section 268 (8) of the HGB in the amount of €1,304 thousand.

Provisions for pensions and other employee benefits

Pension liabilities on the basis of section 246 (2) clause 2 of the HGB	
	€ thous.
Pension obligations payable	(18,089)
Fair value of plan assets	16,886
Provisions for pension obligations	**(1,203)**
Netting profit and loss	
	€ thous.
Expenses arising from pension obligations	744
Net expense stated under personnel expenses	**744**
Interest expense arising from pension obligations	1,847
Reversals of impairments to cover assets	(437)
Income from cover assets	(200)
Net expense stated under financial result	**1,210**

Other provisions

Other provisions, amounting to €15,565 thousand, comprise the following:

	€ thous.
Stock bonus plans	3,627
Interest on taxes	3,230
Other personnel provisions	2,914
Variable remuneration	2,773
Outstanding invoices	2,762
Miscellaneous provisions	259
	15,565

Liabilities

Liabilities are divided into the categories below. Lien rights or similar rights are not included in liabilities.

Figures in € thousand	Total amount	Thereof: up to 1 year
Trade payables (previous year)	2,345 (1,184)	2,345 (1,184)
Liabilities towards affiliated companies (previous year)	120,850 (751,917)	120,850 (751,917)
- of which trade payables (previous year)	54,056 (37,867)	54,056 (37,867)
- of which other liabilities (previous year)	66,794 (714,050)	66,794 (714,050)
Other liabilities (previous year)	3,348 (1,230)	3,348 (1,230)
- of which from taxes (previous year)	2,291 (931)	2,291 (931)
- of which from social security (previous year)	0 (2)	0 (2)
Total liabilities (previous year)	**126,543** **(754,331)**	**126,543** **(754,331)**

The reduction in liabilities towards affiliated companies in comparison with the previous year is due to the repayment of a loan from Eurex Services GmbH in the amount of €503,000 thousand and the repayment of cash pooling liabilities in the amount of €147,100 thousand.

Furthermore, the liabilities towards affiliated companies comprise liabilities in the Company's own name for the account of DBAG and Eurex Global Derivatives AG of €66,585 thousand (previous year: €50,821 thousand).

The corresponding positions on assets side comprise receivables in the Company's own name for the account of DBAG and Eurex Global Derivatives AG of €58,019 thousand (previous year: €50,450 thousand). Since the figures are presented as at the balance sheet date, an amount of €4,226 thousand is still reported under trade receivables and €3,703 thousand is reported as fiduciary cash.

The liabilities towards affiliated companies include liabilities to the shareholder DBAG of €16,428 thousand (previous year: €3,842 thousand).

Income statement disclosures

Sales revenue

The Company did not generate any sales revenue. The connection fees generated in 2014 by Eurex Frankfurt were passed on in full to DBAG and Eurex Zürich AG.

Other operating income

Other operating income amounted to €1,061,013 thousand (previous year: €133,632 thousand) and mainly comprises income from the disposal of shares in companies amounting to €895,101 thousand (previous year: €0), management for DBAG (less the portion attributable to Eurex Clearing AG) amounting to €144,487 thousand (previous year: €119,922 thousand) and for Eurex Zürich AG amounting to €6,755 thousand (previous year: €1,071 thousand), income from agency agreements for DBAG (€4,116 thousand; previous year: €4,339 thousand) and for other Group companies (€2,517 thousand; previous year: €3,588 thousand), income from the provision of price information for DBAG (€2,468 thousand; previous year: €2,468 thousand) and income from services for the European Energy Exchange, Leipzig (EEX) towards DBAG (€651 thousand; previous year: €1,356 thousand).

Other operating expenses

Other operating expenses amounted to €138,133 thousand (previous year: €101,810 thousand) and mainly comprised costs for pricing and securities services (€31,601 thousand; previous year: €26,949 thousand), costs arising from agency agreements (€33,299 thousand; previous year: €26,724 thousand), licence costs for software and maintenance arising from the business with Finnovation SA Luxembourg (€31,903 thousand; previous year: €20,338 thousand), non-deductible input tax (€18,170 thousand; previous year: €12,441 thousand), general consulting costs (€7,370 thousand; previous year: €5,539 thousand), costs for travel, hospitality and representation (€2,377 thousand; previous year: €2,243 thousand), costs for advertising and marketing (€4,982 thousand; previous year: €2,021 thousand) and expenses relating to currency translation (€1,177 thousand; previous year: €675 thousand).

Write-downs on financial assets

Write-downs on financial assets amounted to €841,397 thousand (previous year: €0) and resulted from the write-downs on the shares in U.S. Exchange Holdings, Inc in Chicago of €838,896 thousand (previous year: €0) and the write-down on Eurex Bonds GmbH amounting to €2,501 thousand (previous year: €0).

Tax on profit

Tax on profit amounted to €9,878 thousand (previous year: €5,940 thousand) for the last financial year. This figure comprises €9,061 thousand (previous year: €5,750 thousand) in tax for the current financial year and €817 thousand (previous year: €190 thousand) in tax for previous years.

Auditor's fee

In accordance with section 285 no. 17 of the HGB, disclosures as to the auditor's fee are contained in the notes to the consolidated financial statements of Deutsche Börse AG.

Other financial obligations

Other financial obligations relate to lease, maintenance and other agreements arising from internal obligations. In financial year 2015, payments to affiliated companies amounting to approximately €71.3 million (previous year: €59.4 million) will be required for this purpose. There are obligations from agency agreements towards Finnovation S.A. Luxembourg (€31.2 million; previous year: €20.3 million), DBAG (€16.9 million; previous year: €13.1 million), U.S. Exchange Holdings (€4.8 million; previous year: €3.9 million) and Clearstream Banking AG (€0.1 million; previous year: €0.1 million). In addition, financial obligations exist in association with the use of various index data as product underlyings, for example towards STOXX Limited. The associated costs depend on the contracts negotiated in the year under review in the respective products; for 2015, costs amounting to around €23.2 million (previous year: €22.0 million) are to be anticipated.

Other disclosures

Supervisory Board

The members of the Supervisory Board are:

Prof Dr Reto Francioni *(Vice- Chairman until 12 June 2014; Chairman from 12 June 2014)*	Chairman of the Executive Board, Deutsche Börse AG, Frankfurt/Main
Dr Hugo Bänziger *(Chairman until 12 June 2014; Vice- Chairman from 12 June 2014)*	Managing Partner, Lombard Odier Group, Geneva Chairman of the Supervisory Board, Eurex Clearing AG Frankfurt/Main
Richard Berliand	Management Consultant – Executive Director, Richard Berliand Limited, Ashtead Surrey
Serge Demolière	Member of the Board of Management, Landesbank Berlin AG, Berlin
Martin Klaus	Member of the Board of Trustees, Pensions Fund Credit Suisse Group, Zurich
Susanne Klöß	Management Director, Global Head of Credit Products, Deposits & Payments, Member of the PBC Global Executive Committee, Deutsche Bank Privat- und Geschäftskunden AG, Frankfurt/Main
Gregor Pottmeyer *(until 30 June 2014)*	Member of the Executive Board, Chief Financial Officer, Deutsche Börse AG, Frankfurt/Main
Dr. h.c. Petra Roth	Former mayor of Frankfurt/Main, Member of the Advisory Council of Consileon Business Consultancy GmbH, Frankfurt/Main
Jürg Spillmann *(since 22 July 2014)*	Former Deputy Chief Executive Officer of Eurex Zürich AG and Eurex Frankfurt AG, Frankfurt/Main
Hauke Stars	Member of the Executive Board, Deutsche Börse AG, Frankfurt/Main

In the year under review, the members of the Supervisory Board received remuneration of €105 thousand (previous year: €183 thousand).

Executive Board

The members of the Executive Board are:

Andreas Preuß *(Chairman)*	Chief Executive Officer & Chief Operations Officer
Dr Thomas Book *(until 30 June 2014)*	Responsible for Clearing
Brendan Bradley	Responsible for Innovation Management
Mehtap Dinc	Responsible for Product Research & Development
Gary Katz	Responsible for U.S. Relations
Michael Peters	Responsible for Sales & Marketing
Peter Reitz	Responsible for European Energy Exchange/Repo

In 2014, the total remuneration of members of the Executive Board amounted to €3,036 thousand (previous year: €3,259 thousand). Total compensation includes share-based remuneration of €-563 thousand (previous year: €935 thousand). Share-based remuneration of €57,514 arose for 2014, but was offset by corrections from the previous year. The estimated number of shares in 2014 are 971, from the previous year were 12,520 corrected. Eurex Frankfurt paid €3 thousand in rental deposits for one member of the Executive Board in the previous year.

The compensation of former members of the Executive Board and their surviving dependants amounted to €120 thousand in 2014 (previous year: €117 thousand). A total of €2,732 thousand (previous year: €2,606 thousand) has been reserved for pension obligations to former members of the Executive Board and their surviving dependants.

Employees

As at 31 December 2014, the number of employees at Eurex Frankfurt AG (excluding the Executive Board) was 165 (previous year: 161). During financial year 2014, the average number of employees was 164,0 (previous year: 167,3). Of these 164 employees, 26 employees work part-time and 3 employees were on maternity leave or received the German parental allowance. There was an average of 151 full-time equivalent (FTE) employees during the year (previous year: 154.5).

Intercompany agreements

As part of the profit transfer agreement concluded between Eurex Frankfurt and Eurex Clearing AG, the latter is obliged to transfer its net profit for the year to Eurex Frankfurt, minus any losses carried forward from the previous year and the amount required by section 300 of the AktG to be added to the reserves. At the same time, Eurex Frankfurt is required to make up any losses incurred at Eurex Clearing AG during the year through loss absorption, provided such losses have not already been offset through transfers from other retained earnings added during the term of the agreement.

In addition, profit transfer agreements have been concluded between Eurex Frankfurt and Eurex Repo GmbH. Eurex Repo GmbH is obliged to transfer its net profit to Eurex Frankfurt. At the same time, during the term of the agreement, Eurex Frankfurt is obliged to compensate any annual deficit incurred by Eurex Repo GmbH through loss absorption. The profit transfer agreement with Eurex Services GmbH was terminated with effect from 12 midnight on 15 December 2014.

Group structure

As part of a Group-wide restructuring programme, all previously shares held by Eurex Zurich AG in Eurex Frankfurt were sold to DBAG on 19 December 2014. Eurex Frankfurt is incorporated into the consolidated accounts of Deutsche Börse AG, Frankfurt/Main, which may be viewed at the business premises of our Company. These consolidated financial statements exempt the company from the requirement to produce accounts in accordance with the HGB. The consolidated financial statements of DBAG are prepared on the basis of International Financial Reporting Standards (IFRS) and published in the electronic German Federal Gazette.

In accordance with section 20 (4) of the AktG, Deutsche Börse AG has notified us that it holds a majority interest in our Company.

Frankfurt/Main, 4 March 2015

Eurex Frankfurt Aktiengesellschaft

Andreas Preuß

Brendan Bradley

Mehtap Dinc

Gary Katz

Michael Peters

Peter Reitz

Eurex Frankfurt AG, Frankfurt am Main

Statement of changes in non-current assets as at 31. December 2014

	Costs						Depreciation and amortization							Carrying amounts	
	Balance as at 01.01.2014 €	Diff. in exchange rate 2014 €	Additions 2014 €	Disposals 2014 €	Reclassification 2014 €	Balance as at 31.12.2014 €	Balance as at 01.01.2014 €	Diff. in exchange rate 2014 €	Depreciation 2014 €	Write-Ups 2014 €	Disposals 2014 €	Reclassification 2014 €	Balance as at 31.12.2014 €	31.12.2014 €	31.12.2013 T€
Intangible assets															
Licenses and similar rights	1,153,123.50	0.00	2,164.82	0.00	0.00	1,155,288.32	866,278.50	0.00	198,663.82	0.00	0.00	0.00	1,064,942.32	90,346.00	287
	1,153,123.50	0.00	2,164.82	0.00	0.00	1,155,288.32	866,278.50	0.00	198,663.82	0.00	0.00	0.00	1,064,942.32	90,346.00	287
Property, plant and equipment															
Operating and business equipment	453,802.68	735.72	30,255.73	17,831.07	0.00	466,963.06	326,140.28	23.54	47,210.57	0.00	17,831.07	0.00	355,543.30	111,419.76	128
	453,802.68	735.72	30,255.73	17,831.07	0.00	466,963.06	326,140.28	23.54	47,210.57	0.00	17,831.07	0.00	355,543.30	111,419.76	128
Financial assets															
Investments in subsidiaries	2,130,834,104.27	0.00	1,426,295,741.56	1,264,281,681.68	0.00	2,292,848,164.15	699,198,612.00	0.00	841,396,706.63	0.00	0.00	0.00	1,540,595,318.63	752,252,845.52	1,431,635
Other loans	10,860.63	0.00	0.00	7,382.40	0.00	3,478.23	0.00	0.00	0.00	0.00	0.00	0.00	0.00	3,478.23	11
	2,130,844,964.90	0.00	1,426,295,741.56	1,264,289,064.08	0.00	2,292,851,642.38	699,198,612.00	0.00	841,396,706.63	0.00	0.00	0.00	1,540,595,318.63	752,256,323.75	1,431,646
	2,132,451,891.08	735.72	1,426,328,162.11	1,264,306,895.15	0.00	2,294,473,893.76	700,391,030.78	23.54	841,642,581.02	0.00	17,831.07	0.00	1,542,015,804.25	752,458,089.51	1,432,061

Management report for the financial year 2014

1. Fundamental information and business model

Eurex Frankfurt Aktiengesellschaft, Frankfurt/Main (hereinafter referred to as "Eurex Frankfurt") is the administrating and operating institution of the public-law Eurex Deutschland stock exchange. Eurex Deutschland is an institution under public law with partial legal capacity and operates a fully electronic trading platform for concluding derivatives transactions, in particular standardised derivatives contracts such as options and futures. The orders and quotes entered into the T7 trading system are automatically processed and consolidated there. Transactions that originate via this trading platform are transactions on Eurex Deutschland and, insofar as both stock exchange participants involved in such a transaction are also authorised to trade on Eurex Zürich AG (hereinafter referred to as "Eurex Zürich"), are also transactions on Eurex Zürich. Eurex Clearing AG, Frankfurt/Main (hereinafter referred to as "Eurex Clearing") becomes a contractual partner for invoicing and processing derivatives transactions for every derivatives transaction that is executed via the trading system used by Eurex Deutschland and Eurex Zürich. Furthermore, Eurex Frankfurt holds equity investments, in particular in Eurex Repo GmbH, Frankfurt/Main (hereinafter referred to as "Eurex Repo"), Eurex Bonds GmbH, Frankfurt/Main (hereinafter referred to as "Eurex Bonds"), Eurex Clearing, U.S. Exchange Holdings Inc., Chicago (hereinafter referred to as "U.S. Exchange Holdings") and indirectly in International Securities Exchange Inc., New York (hereinafter referred to as "ISE").

As part of an internal reorganisation, on 19 December 2014 Eurex Zürich transferred the shares it previously held in Eurex Frankfurt to Deutsche Börse AG at a sales price of €119.3 million.
The reorganisation had no effect on the operating activities of the Eurex Group, and in particular the key contractual bases such as the shareholders' agreement between Deutsche Börse AG and Eurex Global Derivatives AG as the parent company of Eurex Zürich and the operational management agreements and agency agreement concerning clearing services provided by Eurex Clearing remain in place. The shareholders' agreement has a term until 31 December 2015; unless the parties amend or repeal the shareholders' agreement before 31 December 2015 by mutual agreement. Following the shareholders' agreement renewed for fixed contract periods of five years if it is not canceled until September 30, 2015 with effect from December 31, 2015, or thereafter no later than one year before the expiration of the then following contract periods.

The business purpose of Eurex Frankfurt is to operate stock exchanges, including electronic stock exchanges for derivatives transactions (in particular options and futures) and securities exchanges in accordance with statutory requirements; to plan, develop and execute electronic data processing, in particular in the area of the stock exchange, clearing and securities business of financial institutions including the execution, creation, processing and sale of information pertaining to securities and/or derivatives; and to provide auxiliary services to companies active in the stock exchange, clearing and securities business, in particular by carrying out centralised services in all areas of activity for these market participants. As a result, the company provides services across the entire value chain in the trading, settlement and processing of derivatives market products as well as bond and repo transactions.

The markets operated by Eurex Frankfurt are the Eurex derivatives markets, the derivatives market ISE for US equity and index options, as well as the markets for repo transactions on Eurex Repo, and bond transactions on Eurex Bonds. The Eurex derivatives include trading on Eurex Germany and the transactions between Exchange Participants on Eurex Zurich.

Derivatives markets offer derivatives as financial market instruments for trading purposes. In particular, these derivatives serve to hedge future market/price risks on financial and other markets such as commodities or energy. They significantly increase a company's planning reliability and thus promote growth and employment in the real economy.

The new regulatory conditions adopted in recent years are a key factor in the development of the business strategy of Eurex Frankfurt. With the European Market Infrastructure Regulation (EMIR), the Markets in Financial Instruments Regulation/Directive (MiFIR/MiFID II) and Basel III and its adoption into European law by the Capital Requirements Regulation/Directive (CRR/CRD IV), new centralised regulations have been developed in recent years and gradually made mandatory or they will be introduced from 2015.

The management of an efficient liquidity pool with optimal market integrity and efficiency combined with a global portfolio of products and services makes Eurex Frankfurt a globally active market place provider for derivatives. At the same time, Eurex Frankfurt maintains an ongoing dialogue with financial market participants and regulatory authorities in order to consistently adapt the type and scope of its product and service offering to meet changing needs. A combination of four factors is key to the success of its business model:

Distribution

The Eurex derivatives market offers trading participants access to its product and service range through a global trading network. In order to expand its global distribution network, Eurex Frankfurt will continue to expand the opportunities to connect directly to the trading network, in particular in the Asian region. As a key milestone in its Asia strategy, Eurex Frankfurt plans to set up a local clearing infrastructure for the derivatives area in order to boost growth within the Asian region. Eurex Clearing Asia Pte. Ltd., the clearing house established in Singapore, was authorised by the local financial supervisory authorities in January 2015. The planned launch of the clearing house in Asia in 2016 will serve to expand the trading hours at Eurex Zürich so that trading participants in Asian time zones can trade and clear derivatives through Eurex Asia.

Products and services

On the product development side, Eurex derivatives market plans to consistently develop the existing portfolio in line with market requirements. As a result, the product classes of European equity, index and interest derivatives will be further complemented by issues on new underlyings. The diversification of the product offering of equity and index derivatives to include dividend and volatility derivatives that was initiated in 2008 and, since 2011, to include other government bonds from Italy and France by means of interest derivatives was continued in a similar manner in the current reporting period. In the areas of index derivatives on regional indices for industrialised nations (developed markets) and country indices of emerging markets, Eurex Frankfurt is increasing its emphasis on product alliances with other derivative exchanges worldwide and on a broad range of products in the MSCI index family. Eurex Frankfurt further diversified its product portfolio in the year under review to offer market participants as many different alternatives as possible for hedging and implementing their trading strategies. The year under review also saw the introduction of short-term interest derivatives on the Euribor, currency derivatives (FX derivatives) on the major currency pairs EUR/USD, EUR/GBP, EUR/CHF, GBP/USD, GBP/CHF and USD/CHF, a listed variance future on the EURO STOXX 50® equity index and interest swap derivatives.

Technology

The T7 trading platform for the Eurex derivatives market is based on a flexible operating system, an integrated high-performance messaging architecture, a high-speed communication interface and reliable database systems. This serves to significantly reduce the time required to launch new products and functionalities. The T7 trading platform offers market participants an industry-leading solution. In addition to the Eurex derivatives market, the ISE and Bombay Stock Exchange (BSE) use the completely internally developed derivatives market system, which is based on a global trading architecture from the companies of the Deutsche Börse Group.

Clearing

A further strategic initiative of Eurex Frankfurt relates to the expansion of the risk and trade management business of the Eurex Clearing subsidiary. EMIR provides the fundamental regulatory framework for Eurex Clearing, under which Eurex Clearing was licensed as a central counterparty in 2014. Furthermore, a clearing obligation for standardised OTC derivatives is also being introduced by EMIR. In future, such derivatives must be cleared with central counterparties.

One area of focus for Eurex Clearing in 2014 was therefore the connectivity business and the further development of the EurexOTC Clear offering, which enables clearing members and their customers to settle a significant number of their interest rate swaps, such as zero coupon swaps and negative par-swap rates, through Eurex Clearing. The foundations for the definitive introduction of the regulatory obligation to centrally clear OTC derivatives pursuant to EMIR have not yet been laid by the responsible EU authorities. The clearing obligation will therefore not take effect before the third quarter of 2015 at the earliest.

A further core task in 2014 was updating the infrastructure of Eurex Clearing's system landscape. In the risk management area, this comprises the new portfolio-based risk-management method Eurex Clearing Prisma, in the transaction management area it relates to the C7 clearing system and in the settlement interface area it involves the connection to the Target2 Securities System (T2S) of the European Central Bank (ECB). Another success factor in 2014 was the acquisition of customers for the CCP service of Eurex Clearing for securities lending. This offering gives a significant market segment, which was previously largely processed bilaterally, the ability to take advantage of the benefits of central clearing.

Branches

Since 14 January 2011, Eurex Frankfurt has had a registered branch office in Singapore in order to expand and strengthen its business activities in the Asia/Pacific region. The main duties of the former representative office (since July 2009) are to market the products and services of Eurex Frankfurt, maintain existing business relationships, launch cooperation projects and win new market participants from the Asia/Pacific region, the Middle East and other emerging markets.

2. Report on economic position

2.1. Macroeconomic and sector-specific environment

The gradual global economic recovery continues. In some leading economies, the economic trend has stabilised after rather modest growth at the start of the year, which was due to a diminishing economic headwind, the sharp decline in the price of oil and accommodative politics. Global trade has also picked up slightly since mid-year. Export activities increased markedly, particularly in the emerging markets – above all in Asia – and the US. This reflects the overall positive economic trend in these regions. Until recently, it was mainly the US and the Asian emerging markets that were contributing to global economic growth. In contrast, most other regions of the world are in a period of economic weakness. The dampening effect of the geopolitical conflicts in the Ukraine, Russia and the Middle East is being felt not only in the directly affected regions. The actual cause of the sluggish growth in the global economy is likely to be unresolved structural problems that continue to create challenges in many key regions. For example, a lack of competitiveness in a number of European countries is holding back economic growth, and weak growth in turn makes it difficult to implement the necessary structural changes. The major international organisations IMF and OECD recently cut their growth estimates for the global economy in 2014 to +3.3%. For 2015, the OECD and IMF expect growth to pick up slightly to +3.7% and +3.5%, respectively.
Nevertheless, the eurozone made progress overall in overcoming the financial and economic crisis, the financial and economic situation has stabilised and the recession in the eurozone was ended. Substantial progress was made in reducing government deficits and regaining competitiveness.

The services provided through the business activities of Eurex Frankfurt as an operator of trading and clearing systems give participants in the financial and capital markets the ability to exchange financial instruments in an organised manner as investment or hedging transactions. The environment on the financial and capital markets was considerably impacted by the low-interest-rate policy of the central banks as well as increased share prices and index levels in the area of cash markets with low market volatility. The key interest rate cut by the European Central Bank (ECB) to just 0.05% in September 2014 marked an all-time low in the main refinancing rate for banks in Europe. The penalty rate for bank deposits with the ECB introduced at the same time also forces banks in the eurozone to issue more loans to companies and consumers in order to support economic growth. Compared to the previous year, market capitalisation was 12% greater globally and 10% higher in the European equity markets, with market volatility remaining very low and average listings on volatility indices such as the VIX, VSTOXX and VDAX standing at the same level as in the prior year. The trend towards positive economic signals on the equity markets, which point to confidence in the real economy, and the available liquidity resulting from the low-interest-rate policies only increased investments in derivatives to a limited extent. The overall economic recovery that is now emerging was supported in many areas by very expansive monetary policy, but given the persistently high levels of debt facing some countries and their banks, it does not yet appear to be self-sustaining. The need for regulatory changes in particular led institutional clients to focus on this and to be more cautious in general. Trading in financial market derivatives such as interest and equity products on the derivatives markets of the eurozone largely declined or stagnated while index derivatives rose compared to their comparatively low level in the previous year.

2.2. Business development

The 2014 financial year was characterised by restructuring within the Deutsche Börse Group, as a result of which shares in Eurex Services GmbH were assigned to U.S. Exchange Holdings, among other things. This led to significant income of €895 million, which was partially offset by a write-down on the shares in U.S. Exchange Holdings in the amount of €839 million as part of the sale to Deutsche Börse AG. A fall in income from profit and loss transfer agreements coupled with increases in income from operational management and costs for agency agreements produced a result at the previous year's level.

Eurex Frankfurt's net income also remained at the prior year's level, standing at €67.1 million. Earnings before taxes, write-downs and income from profit transfer agreements amounted to €42.3 million (previous year: €-7.9 million). Adjusted for effects from the Group's internal restructuring programme, earnings before taxes, write-downs and income from profit transfer agreements amounted to €-14.1 million. The negative effect compared to the previous year is mainly the result of an investment write-down and a fall in interest income. Owing to the transfer of sales revenues and operating costs to Deutsche Börse AG and Eurex Zürich AG, costs are controlled at the level of the Deutsche Börse Group and the Eurex segment.

The development of the trading and clearing volume of Eurex Frankfurt will now be discussed in detail. Due to existing agreements and the transfer of sales revenues to Deutsche Börse AG and Eurex Global Derivatives AG, these have no direct impact on results of operations or the financial or net asset situation of Eurex Frankfurt.

In an environment of decreased investments and transactions in European interest and equity derivatives, the business trend in 2014 was negative and therefore slightly weaker than predicted in the previous year.

In total, 2,097.9 million contracts were traded on the Eurex and ISE derivatives markets in 2014, a year-on-year decline of 4 per cent (2013: 2,191.9 million). This is equivalent to a daily average of around 8.3 million contracts (2013: 8.7 million). Eurex generated a trading volume of 1,490.5 million contracts for futures and options, down 4 per cent on the previous year (2013: 1,553.1

million). The volume of US options traded on ISE decreased by 5 per cent to 607.4 million contracts (2013: 638.8 million).

As in the previous year, equity index derivatives traded on the Eurex exchange remained the product group with the highest trading volume. Trading of these derivatives increased by 10 per cent year-on-year to 715.0 million contracts (previous year: 649.8 million). The reason for this increase is higher volatility compared to the previous year in the fourth quarter as well as on individual days in the first quarter. By far the most commonly traded products were contracts on the EURO STOXX 50® index, with 293.8 million futures (2013: 268.5 million) and 241.3 million options (2013: 225.3 million) being traded.

The volume of equity derivatives contracts (single-stock options and futures) traded in the year under review dropped by 21 per cent to 303.5 million (previous year: 385.8 million).

The volume of interest rate derivatives traded in the year under review decreased by 9 per cent to 461.3 million (previous year: 509.6 million) – this is attributable to the interest rate policy of the European Central Bank, which has now lowered the deposit rate for banks to -0.2% p.a.. Derivatives on French and Italian government bonds, which Eurex has gradually introduced since 2009 to expand its offering of long-term, European interest rate derivatives, increased by 65 per cent to 38.6 million (previous year: 23.4 million).

On ISE and ISE Gemini, market participants traded 607.4 million US option contracts in the year under review (previous year: 638.8 million). In a highly competitive market environment, the market share of ISE and ISE Gemini in US equity options stood at 15.8 per cent (previous year: 17.0 per cent).

Eurex Repo is the marketplace for the collateralised money market in euros and Swiss francs as well as for the GC Pooling (General Collateral Pooling) offering. The average outstanding volume in the euro market increased by 12 per cent to €41.0 billion (previous year: €36.5 billion). The volume of the Swiss franc repo market fell by half year-on-year to €15.1 billion (previous year: €32.3 billion). The reason for this is the Swiss National Bank's decision to stop issuing its own money market instruments (SNB bills). In 2014, the average outstanding volume in the GC Pooling collateralised money market, which Eurex Repo operates jointly with Eurex Clearing and Clearstream, increased by 3 per cent to €158.5 billion (previous year: €153.8 billion). In total, Eurex Repo's average outstanding volume decreased by 4 per cent to €214.6 billion (previous year: €222.6 billion) in 2014.

The trading volume on Eurex Bonds, the international electronic trading platform for interbank bond trading, declined by 24 per cent to €88.3 billion (previous year: €116.6 billion).

Eurex also continued to diversify its product portfolio in the year under review to offer market participants as many different alternatives as possible for hedging and implementing their trading strategies. Dividend and volatility derivatives prove that new products can generate sustained growth in the medium term. Trading in these derivatives, which was launched in 2008 and 2009 and continuously expanded ever since, once again posted double-digit percentage growth in the reporting year to 9.7 million dividend derivative contracts (previous year: 7.1 million) and to 10.3 million volatility derivative contracts (previous year: 7.3 million).

2.3. Results of operations, financial and net asset situation

2.3.1. Results of operations

In financial year 2014, the results of operations of Eurex Frankfurt were characterised by internal Group restructuring.

As part of this reorganisation, Eurex Services GmbH terminated its profit transfer agreement with Eurex Frankfurt and made a final profit transfer of €15,048 thousand to Eurex Frankfurt. Eurex Services GmbH subsequently distributed its net profit that resulted from a withdrawal from the capital reserves in the amount of €589,869 thousand and offset the distribution obligation against liabilities of Eurex Frankfurt towards Eurex Services GmbH amounting to €589,869 thousand; this had no effect on net income. On 21 December 2014, Eurex Frankfurt sold its shares in Eurex Services GmbH under a forward sale agreement concluded with U.S. Exchange Holdings in 2007 at a sales price of €1,487,703 thousand. From this transaction, it generated sales proceeds of €895,101 thousand.

In addition, Eurex Frankfurt has introduced to strengthen the equity base of U.S. Exchange Holdings a loan receivable in the amount of €1,384,296 thousand against the DBAG in the U.S. Exchange Holdings, which to carry out their obligations under the "Forward Sale Agreement" again after Eurex Frankfurt has assigned. Because U.S. Exchange Holdings had to buy the shares in Eurex Services for an amount that exceeded the fair value, the company's equity base was reduced by a corresponding value adjustment, which led to a write-down of the equity investment in U.S. Exchange Holdings at the balance sheet date of 31 December 2014 in the amount of €838,896 thousand.

Adjusted for these special effects, the results of operations of Eurex Frankfurt in 2014 were as follows:

The company has no sales revenues. The connection fees generated by Eurex Frankfurt in financial year 2014 were passed on in full to Deutsche Börse AG (hereinafter referred to as "DBAG") and transferred via Eurex Zürich AG to Eurex Global Derivatives AG (hereinafter referred to as "EGAG").

Other operating income amounted to €1,061,013 thousand (previous year: €133,632 thousand). Without the internal Group restructuring, there was other operating income of €165,912 thousand. This increase was mainly due to higher payments (Cost Plus) to Eurex Frankfurt based on the regulations in the operational management agreement and shareholders' agreement between DBAG and EGAG.

Other operating expenses were higher than in the previous year at €138,133 thousand (previous year: €101,810 thousand). This year's increase is mainly due to higher expenses from agency agreements with DBAG in the amount of €33,299 thousand (previous year: €26,724 thousand), licensing and maintenance fees for the T7 trading system in the amount of €31,903 thousand (previous year: €20,338 thousand), which have been payable to Finnovation S.A. since May 2013, the obtaining of price information and index licenses of €28,014 thousand (previous year: €20,811 thousand), non-deductible input tax of €18,170 thousand (previous year: €12,441 thousand) and the increase in general consulting costs of €7,370 thousand (previous year: €5,539 thousand).

Income from profit transfer agreements fell to €31,459 thousand (previous year: €81,632 thousand). This is caused by the dissipated by Eurex Services GmbH result substantially. Eurex Services GmbH in 2014, no dividend ISE obtained (previous year: €57.275 thousand) and therefore contributed only to the amount of €15,048 thousand (previous year: € 69 212 t) to the income from profit transfer of Eurex Frankfurt.

2.3.2. Financial position

Eurex Frankfurt's equity amounts to €1,118,070 thousand (previous year: €1,050,920 thousand) and is comprised of subscribed capital of €6,000 thousand (previous year: €6,000 thousand), capital reserves of €1,044,921 thousand (previous year: €7,158 thousand) and other retained earnings in the amount of €43 thousand (previous year: €0).

As part of the aforementioned restructuring programme, Deutsche Börse AG acquired all shares of Eurex Frankfurt AG from Eurex Zürich AG on 19 December 2014. In connection with the simplification of the Group's structure, Series B profit participation rights issued by Eurex Frankfurt AG were acquired by Eurex Global Derivatives AG through Deutsche Börse AG and then deposited together with the Series A profit participation rights that were already held by Deutsche Börse AG in Eurex Frankfurt AG at a fair value of €1,163.3 million. The profit participation rights issued by Eurex Frankfurt were thus eliminated by merger. Eurex Frankfurt allocated the carrying amount of the profit participation rights to the capital reserves.

Fixed assets amounted to €752,458 thousand (previous year: €1,432,061 thousand), which was largely accounted for by shares in affiliated companies. The decrease in fixed assets led to an increase in the cover ratio of fixed assets by equity, which was 149 per cent in the reporting year (previous year: 73 per cent).

Eurex Frankfurt is incorporated into Deutsche Börse AG's cash pooling system.

The current assets of Eurex Frankfurt amounted to €529,036 thousand in the year under review (previous year: €416,879 thousand), and consisted among other things of cash and bank balances worth €552 thousand (previous year: €2,361 thousand) and receivables from cash pooling in the amount of €281,100 thousand (previous year: €233,100 thousand). This is compared to liabilities to affiliated companies in the amount of €120,850 thousand (previous year: €751,917 thousand).

Regular payments in connection with the existing operational management agreement result in inflows of liquidity. There is also a credit line with DBAG in the amount of €50,000 thousand for refinancing purposes.

Cash and cash equivalents (defined as cash and bank balances and receivables from cash pooling less liabilities from cash pooling) amounted to €281,652 thousand in 2014 (previous year: €88,361 thousand).

The cash flow from operating activities amounted to €16,890 thousand in 2014 (previous year: €100,354 thousand). The decrease was mainly due to developments in other assets €65,842 thousand, trade payables and other liabilities €22,312 thousand and accruals €6,933 thousand.

The cash flow from investment activities amounted to €679,358 thousand (previous year: €-110,390 thousand) and was the result of the disposal of the shares in Eurex Services worth €1,487,703 thousand, the disposal of the shares in U.S. Exchange Holdings worth €81,810 thousand, the capital contribution to U.S. Exchange Holdings in the amount of €895,101 thousand in connection with the restructuring within the Deutsche Börse Group and a capital contribution to Eurex Clearing of €40,000 thousand..

The cash flow from financing activities amounted to €-502,956 thousand (previous year: €0) and is the result of the repayment of a loan in the amount of €503,000 thousand to Eurex Services GmbH

Working capital (defined as current assets less liquid funds and less short-term provisions and liabilities) amounted to €369,849 thousand (previous year: €379,900 thousand).

2.3.3. Net assets

The fixed assets of Eurex Frankfurt amounted to €752,458 thousand in the year under review (previous year: €1,432,061 thousand). They mainly consist of shares in affiliated companies. In connection with the restructuring of the Deutsche Börse Group, shares in Eurex Services GmbH were assigned, deposits were made in U.S. Exchange Holdings and shares in U.S. Exchange Holdings were sold.

The company only has small quantities of intangible assets and property. This is mainly due to the fact that Eurex Frankfurt receives the software it needs to operate the derivatives market from Deutsche Börse AG and EGAG free of charge and has been using the T7 trading system since 2013 based on a license agreement with Finnovation S.A. All other operational resources necessary to operate the derivatives market are provided by Deutsche Börse AG under agency agreements.

Current assets amount to €529,036 thousand (previous year: €416,879 thousand). The increase is largely due to receivables from affiliated companies in the amount of €520,966 thousand (previous year: €407,991 thousand). This includes receivables from profit transfer agreements of €31,459 thousand (previous year: €81,632 thousand) and receivables from cash pooling of €281,100 thousand (previous year: €233,100 thousand).

The equity of Eurex Frankfurt amounted to €1,118,070 thousand as at the end of the financial year (previous year: €1,050,920 thousand). The profit participation rights stated under equity in the previous year were fully deposited in the capital reserves with €1,037,762 thousand. The equity ratio of Eurex Frankfurt was 87.2 per cent (previous year: 56.8 per cent).

Trade payables rose in the financial year just ended to €2,345 thousand (previous year: €1,184 thousand). Liabilities to affiliated companies fell to €120,850 thousand (previous year: €751,917 thousand), mainly because of the repayment of a loan from Eurex Services GmbH in the amount of €503,000 thousand. They mainly involve liabilities held in trust in the amount of €66,585 thousand (previous year: €51,115 thousand). Moreover, liabilities from cash pooling fell to €0 (previous year: €147,100 thousand) and interest liabilities to affiliated companies decreased to €0 (previous year: €12,151 thousand).

Overall, the company's results of operations, financial and net asset situation are in good order. Eurex Frankfurt was always able to meet its payment obligations in financial year 2014.

2.4. Financial and non-financial performance indicators

2.4.1. Financial performance indicators

The result from ordinary business activity in the reporting year was €73,544 thousand (previous year: €73,408 thousand). This includes income from profit transfer agreements amounting to €31,459 thousand (previous year: €81,632 thousand). Tax of €6,438 thousand was incurred on this result (previous year: €6,738 thousand). The resulting net income of €67,106 thousand (previous year: €66,670 thousand) is reported as a net profit (previous year: allocation to profit participation rights).

Eurex Frankfurt considers earnings before taxes, write-downs and income from profit transfer agreements to be a key indicator of financial performance.

2.4.2. Non-financial performance indicators

Because of the company's activities as the institution responsible for operating and administrating a stock exchange, it considers trading volume to be a performance indicator; it should be noted here that trading volume does not have a direct impact on Eurex Frankfurt's net income due to the operational management agreement.

3. Report on post-balance sheet date events

There were no material events after the balance sheet date.

4. Report on expected developments, opportunities and risks

4.1. Report on expected developments

The report on expected developments describes how Eurex Frankfurt is expected to perform in financial year 2015. It contains statements and information on events in the future. These forward-looking statements and information are based on the company's expectations and assumptions at the time of publication of this report on expected developments.

Eurex Frankfurt identified various factors in the recent business trend that significantly impacted investments in derivatives and which are considered likely to persist in the coming financial year.

- Since the 2008 financial crisis, Eurex Frankfurt has registered less risk capital and trading activity in the market on the part of trading institutions.
- Uncertainty in the eurozone with respect to the single currency as well as the economic viability and creditworthiness of individual participants served to reduce investments in products that directly cover the eurozone.
- The trend towards deteriorating credit ratings for the government bonds of various European countries led to decreased demand for derivatives market products on German government bonds, as these could no longer serve as a benchmark for European government bonds due to emerging interest rate divergences.
- In general, the persistent forecast for consistently low key interest rate levels in 2014 served to reduce investments government bond derivatives.
- Regulatory measures in reaction to the financial crisis negatively impacted trading volumes. For example, legislation to ban short sales and the German law to prevent risks and abuses in high-frequency trading (the HFT Act) affected trading participants whose business

models bring a high level of liquidity to the order book and who act within the scope of high-frequency trading.

- Since 2014, the implementation of the Capital Requirements Regulation/Directive (CRR/CRD IV) in the EU has gradually forced clients to tie up liquidity as equity.
- Further legislative measures in Europe and the US on mandatory notification (reporting obligation) and the tying up of liquidity through the collateralisation of over-the-counter transactions increased operating expenses and required trading participants to implement changes (EMIR, Dodd-Frank Act).
- Since 2012, the volatility measured with respect to the price trends in the underlyings of derivatives market products has been very low. As a result, it became less necessary for trading participants to hedge future market/price risks on the financial markets or transactions in derivatives market contracts. As market volatility in the last quarter of the financial year rose well above the low average for the year, Eurex Frankfurt sees a cautious return to usual market volatility.

Provided the economic situation in the eurozone continues to recover and organic growth initiatives have positive effects, Eurex Frankfurt expects trading volumes to increase slightly in 2015 as compared to the 2014 financial year. Eurex Frankfurt also anticipates that the sales revenue trend before transfers will be slightly positive with single-digit growth. Net income before taxes, write-downs and transfer of losses/profits from profit transfer agreements is expected to reach the previous year's level. Despite the anticipated increase in competition, the company generally expects to see positive structural developments in the global derivatives market, which Eurex Frankfurt aims to actively shape within the scope of its own business model.

4.2. Report on opportunities

To some extent, the comprehensive regulatory requirements lead to an increased financial burden on market participants. This can in turn result in a short-term reduction in trading volumes. The influencing factors on trading activity as an external growth driver in the markets of Eurex Frankfurt in the course of 2015 are manifold and not easily predictable.

In light of the influencing regulatory measures, and in particular due to the global economic recovery and stabilisation in the eurozone, Eurex Frankfurt continues to assume that the structural growth drivers in the derivatives business remain intact and will have a positive long-term effect. These are as follows:

- Because regulatory requirements place such as high level of significance on clearing, over-the-counter transactions will be increasingly transferred to Eurex Clearing for settlement in order to eliminate counterparty risk and achieve capital-efficient collateral management through centralised clearing.

- Existing derivatives from the diversified product offering of Eurex, e.g. outside the scope of German bond products and index derivatives outside the eurozone, are of increased interest to investors.
- Demand is growing from investors and trading firms outside of Europe, for example in Asia, for Eurex products from their respective native regions and in the European time zone.

In addition, Eurex Frankfurt expects there to be fundamentally positive stimuli on operating activities during the 2015 forecast period as a result of numerous measures to expand the trading network, strengthen the client base in terms of quantity and geographical reach, increase the number of tradable products and product classes, boost the attractiveness of the pricing model and further expand the range of clearing products and services.

4.3. Risk report

Risk management system and methods
Eurex Frankfurt is included in DBAG's Group-wide risk management. The Deutsche Börse Group has established a Group-wide risk management system which defines functions, processes and responsibilities and is binding for all Group employees.

The risk management system ensures that all executive boards of the Deutsche Börse Group can control the risk profile of the entire Group or individual legal entities, e.g. Eurex Frankfurt, as well as specific material risks in a timely manner. The objective is to identify developments that could jeopardise the interests of the Group or Eurex Frankfurt and take suitable measures in good time.

Eurex Frankfurt assigns particular importance to risk minimisation and sees to it that suitable measures are taken to avoid, reduce and transfer risks or to consciously assume risks. The aim is to make use of suitable safeguards and control measures such as guidelines and procedures, the separation of functions, the principle of dual control, limit restrictions and also business continuity management to reduce the probability, frequency and level of potential losses from the corresponding risk cases for Eurex Frankfurt. In addition, potential operational losses are limited further via an insurance portfolio.

The Executive Board of Eurex Frankfurt is responsible for the Company's risk management system. The decentralised departments identify risks and report them in a timely manner to the risk management function, which assesses all existing and new risks. The responsible decentralised departments are tasked with risk controlling.

Eurex Frankfurt uses a standardised approach – value at risk (VaR) – for measuring and reporting all risks. The aim of this concept is to create a comprehensive overview of general risk tolerance and to facilitate the prioritisation of risk measures.

Eurex Frankfurt calculates risk-bearing capacity as its main risk management tool. To this end, the required economic capital (EC) is calculated for the entire Eurex segment (which also includes Eurex Frankfurt) with the help of VaR. It calculates its EC at a confidence level of 99.98 per cent and compares it to its risk-bearing capacity so that it can protect itself financially against extreme events in the following twelve months.

Independent audits by Internal Auditing ensure that the risk control and risk management functions are appropriate. The results of these audits also feed into the risk management system.

Risk profile

Eurex Frankfurt classifies its risks into the categories of operational risks, financial risks and business risks. Financial risks are immaterial to Eurex Frankfurt.

Operational risks

Operational risks constitute material risks for Eurex Frankfurt. They comprise potential losses from inadequate or faulty systems and internal processes, from human or technical failure, from damage to material goods and from legal and business risks. Personnel risks are not directly quantified, but rather flow indirectly into the quantification via the operational risk categories.

For Eurex Frankfurt, operational risks specifically include a threat to the availability of the system infrastructure deployed and errors in manual processing operations. This availability risk is specifically addressed by means of comprehensive activities in the field of business continuity management (BCM). The BCM system encompasses all of the processes which ensure that business continues as normal if a crisis occurs and therefore substantially reduces availability risk. These include precautions in relation to all key resources (systems, workspaces, employees, suppliers/service providers), such as the redundant design of critical IT systems and the technical infrastructure, as well as emergency workspaces for employees in core functions at all important operational centres. These precautionary BCM measures are regularly reviewed.

However, if trading failures or other operational errors do occur, this may result in loss of income, claims for damages and additional costs for rectifying the problem. In the event of extended or frequent failures, this may also lead to a loss of reputation which could ultimately result in a loss of participants and a decrease in volumes (business risk).

No notable operational losses were incurred during the year under review and there are no indications of events from 2014 that would point towards significant operational losses in the future.

Business risk

Business risk reflects the fact that Eurex Frankfurt depends on macroeconomic developments and is influenced by other external events, such as changes in the competitive environment or regulatory initiatives. It therefore expresses the business environment and sector risk of Eurex Frankfurt. It also includes business strategy risk, i.e. the impact of risks on the business strategy and possible adjustments to it. Business risks may result in revenues falling short of budget projections or in costs being higher.

Business risk includes, for instance, the risk that other competitors, such as the CME Group as an operator of derivatives markets, might increase their presence on the European trading markets (both on and off-exchange). The entry of new competitors in the European trading market could lead to increased competitive pressure. As a result, trading volume could migrate to competitors and therefore reduce revenues from the trading business. Trading business revenues could also decrease due to a reduction in client trading activity.

Should risks or uncertainties materialise or one of the underlying assumptions turn out to be incorrect, the actual development of the company could deviate either positively or negatively from the expectations and assumptions contained in the forward-looking statements and information.

Eurex Frankfurt sees further risks to the business trend from planned legislation in connection with the tax treatment of securities transactions at national and EU level as part of the discussed introduction of a so-called financial transaction tax. Subsequent to the introduction of the financial transaction tax, Eurex Frankfurt could be faced with a reduction in the number of transactions and lower income due to increased trading costs per transaction for participants and the potential relocation of trading activities outside the tax's area of application. However, as the political decision-making process is still under way, the indirect impact on Eurex Frankfurt is difficult to quantify at this time. The company will continue to monitor the discussion at all levels. Eurex Frankfurt did not suffer any noteworthy losses from business risks during the reporting year.

Extreme events such as the failure of Eurex Frankfurt's trading system for up to one week during a period of very high market volatility could threaten the survival of Eurex Frankfurt. Such extreme risks are referred to as tail risks and their probability of occurrence is estimated to be significantly less than 1 per cent.

5. Final statement pursuant to section 312 of the German Stock Corporation Act (Aktiengesetz – AktG)

A report on the relationships with affiliated companies has been drawn up in accordance with section 312 of the AktG. Our report concludes with the following statement:

"Our company received appropriate compensation for each legal transaction with affiliated companies pursuant to the circumstances that were known at the time at which the legal transactions were executed. No other measures were taken or omitted."

Frankfurt/Main, 4 March 2015

Eurex Frankfurt Aktiengesellschaft

Andreas Preuß	Brendan Bradley	Mehtap Dinc
Gary Katz	Michael Peters	Peter Reitz

Auditor´s Report

We have audited the annual financial statements, comprising the balance sheet, the income statement and the notes to the financial statements, together with the bookkeeping system, and the management report of the EUREX Frankfurt Aktiengesellschaft, Frankfurt/Main, for the financial year from January 1 to December 31, 2014. The maintenance of the books and records and the preparation of the annual financial statements and management report in accordance with German commercial law are the responsibility of the Company's management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the management report based on our audit.

We conducted our audit of the annual financial statements in accordance with § 317 HGB [„Handelsgesetzbuch": „German Commercial Code"] and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with [German] principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the annual financial statements comply with the legal requirements and give a true and fair view of the net assets, financial position and results of operations of the Company in accordance with [German] principles of proper accounting. The management report is consistent with the annual financial statements and, as a whole, provides a suitable view of the Company's position and suitably presents the opportunities and risks of future development.

Frankfurt/Main, March 4, 2015

KPMG AG
Wirtschaftsprüfungsgesellschaft
[Original German version signed by:]

Dielehner	Shiffa
German Public Auditor	German Public Auditor

International Securities Exchange Holdings Inc.

(in thousands)

		Year Ended December 31, 2014
Revenues:		
Income from investment in subsidiaries	$	51,297
Expenses:		
Depreciation and amortization		17,700
Other		-
Total expenses		17,700
Earnings/(loss) before interest and taxes		33,597
Investment income		85,790
Interest expense		-
Pretax Income/(Loss)		119,386
Provision for income tax		24,902
Net Income/(Loss)	$	94,484

		December 31, 2014
ASSETS		
Intangible assets, net		535,633
Goodwill		1,268,493
Receivable from affiliates		1,095
Investment in subsidiaries		31,738
Dividends receivable		464
Investment in associates		135,905
Total assets		1,973,327
LIABILITIES, AND MEMBER'S EQUITY		
LIABILITIES		
Income tax payable		27,250
Deferred tax liabilities		241,034
Payable to affiliates		147
Total liabilities		268,431
MEMBER'S EQUITY		
Total member's equity		1,704,896
Total liabilities and member's equity	$	1,973,327

US Exchange Holdings, Inc

(in thousands)

	Year Ended December 31, 2014
Revenues:	
Intercompany revenue	$ 6,893
Dividends from ISE Holdings	127,000
Other	(89)
Revenue	133,804
Expenses:	
Expenses:	7,855
Earnings/(loss) before interest and taxes	125,948
Interest expense	102,137
Interest income	144
Pretax Income/(Loss)	23,956
Provision for income tax	(102,667)
Net Income/(Loss)	$ 126,622

	December 31, 2014
ASSETS	
Cash and cash equivalents	$ 31,906
Other current assets	25,960
Current assets	57,866
Investment in subsidiaries	2,752,965
Deferred tax asset	103,167
Investment in associates	2,675
Non-current assets	2,858,807
Total assets	2,916,673
LIABILITIES, AND MEMBER'S EQUITY	
Liabilities	
Loan from affiliated companies	-
Other liabilities	99,753
Total liabilities	99,753
MEMBER'S EQUITY	
Total member's equity	2,816,919
Total liabilities and member's equity	$ 2,916,673

ISE GEMINI, LLC

Financial Statements

December 31, 2014

(With Independent Auditors' Report Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Auditors' Report

The Member
ISE Gemini, LLC:

Report on the Financial Statements

We have audited the accompanying financial statements of ISE Gemini, LLC (the Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of ISE Gemini, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP

May 12, 2015

ISE GEMINI, LLC

Statement of Financial Condition

December 31, 2014

(In thousands)

Assets		
Current assets:		
Cash and cash equivalents	$	8,540
Accounts receivable, net		3,454
Related party receivable		30
Deferred tax asset, net		9
Total current assets		12,033
Intangible assets, net		1,072
Deferred tax asset, net		31
Other assets		1,000
Total assets	$	14,136
Liabilities and Member's Equity		
Liabilities:		
Current liabilities:		
Accounts payable and accrued expenses	$	1,447
Income taxes payable		6,177
Related party payable		985
Total liabilities		8,609
Member's equity:		
Total member's equity		5,527
Total liabilities and member's equity	$	14,136

See accompanying notes to financial statements.

ISE GEMINI, LLC

Statement of Income

Year ended December 31, 2014

(In thousands)

Revenues:		
Transaction fees	$	72,564
Member fees and other		4,498
Market data		2,300
Total revenues		79,362
Transaction based expenses:		
Transaction rebates		57,229
Activity remittance fees		2,518
License fees		35
Total transaction based expenses		59,782
Net revenues		19,580
Expenses:		
Management fees		6,308
Technology and communications		1,380
Professional fees		603
Depreciation and amortization		58
Other		18
Total expenses		8,367
Operating income		11,213
Interest and investment income, net		4
Income before provision for income taxes		11,217
Provision for income taxes		4,670
Net income	$	6,547

See accompanying notes to financial statements.

ISE GEMINI, LLC

Statement of Member's Equity

Year ended December 31, 2014

(In thousands)

Member's equity as of December 31, 2014	$	6,980
Capital distributions		(8,000)
Net income		6,547
Member's equity as of December 31, 2014	$	5,527

See accompanying notes to financial statements.

ISE GEMINI, LLC

Statement Cash Flows

Year ended December 31, 2014

(In thousands)

Cash flows from operating activities:		
Net income	$	6,547
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization		58
Deferred taxes		(40)
(Increase) decrease in operating assets:		
Accounts receivable, net		(1,105)
Related party receivable		(30)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		637
Related party payable		412
Income tax payable		4,710
Net cash provided by operating activities		11,189
Cash flows from financing activities:		
Capital distribution		(8,000)
Net cash used in financing activities		(8,000)
Increase in cash and cash equivalents		3,189
Cash and cash equivalents, beginning of year		5,351
Cash and cash equivalents, end of year	$	8,540
Supplemental disclosure of cash flow information:		
Cash paid for interest	$	—
Cash paid for taxes		—

See accompanying notes to financial statements.

(1) Organization and Description of Business

ISE Gemini, LLC (ISE Gemini or the Company), is a wholly owned subsidiary of International Securities Exchange Holdings, Inc. (ISE Holdings or the Parent). The Company changed its name from Topaz Exchange, LLC on February 18, 2014. ISE Holdings is the sole member of the Company and its liability is limited to the balance of its capital account. ISE Holdings is a subsidiary of Eurex Frankfurt AG (Eurex) which is wholly owned by Deutsche Börse AG (Deutsche Börse). Deutsche Börse has entered into an agreement whereby it commits to provide adequate funding to the Company for its responsibilities as a regulated securities exchange.

The Company is a fully electronic exchange for equity and index options and related services utilizing a market structure which combines the efficiencies of electronic trading with auction market principles. ISE Gemini received regulatory approval to become a national securities exchange on July 31, 2013 and, on August 5, 2013, formally commenced trading.

(2) Basis of Presentation and Significant Accounting Policies

(a) Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and in the opinion of management reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of financial condition, income, and cash flows for the period presented.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Revenue Recognition and Cost of Revenue

Transaction fees are earned based on contracts executed on the Company's exchange and are recorded as transactions occur on a trade-date basis. Revenues from transactions are recorded on a gross basis in transaction revenues with related rebates recorded as transaction based expenses.

Member fees are comprised of revenues earned for connectivity and access to the Company's exchange; and regulatory and administrative fees. Connectivity and access are charged and recognized on a monthly basis based upon a specific fixed fee for each service. Administrative fees are charged and recognized as earned. Regulatory fees are predominately charged on a trade date basis.

Market data revenues are earned from the sale of the Company's trade and quote information through the Options Price Reporting Authority, LLC (OPRA). The Company earns a portion of

OPRA's net income based on its pro rata share of industry trade volume. OPRA revenue is recorded as transactions occur on a trade-date basis.

Transaction rebates are paid on certain option trades to incentivize market participants to send options order flow to the exchange. These transaction rebates are recorded on a trade-date basis.

Activity remittance fees of $2,518 were paid to the SEC pursuant to Section 31 of the Exchange Act. These fees are designed to recover costs to the government for the supervision and regulation of securities markets and securities professionals. This expense is wholly offset by activity assessment fees charged by the Company to exchange members which is included in transaction fees. These fees are recorded on a settlement-date basis.

License fees are paid to providers of index options products based upon the number of contracts executed on our exchange. This expense is offset by surcharges charged by the Company to exchange members for trading these products, which is included in transaction fees. These fees are recorded on a trade-date basis.

(d) Accounts Receivable, Net

Accounts receivable are stated at face value, net of allowance for any doubtful account. An estimate for doubtful accounts, based on the Company's bad debt experience and specific circumstances of the debtor, is made when collection of the full amount is no longer probable.

(e) Income Taxes

The Company is a single-member limited liability company. It has not elected to be treated as a corporation for tax purposes. Its tax status is therefore considered to be that of a disregarded entity, and as such, the results of the Company's operations are included in ISE Holdings' U.S. federal, state, and local income tax returns.

The Company records income taxes in accordance with ASC 740, *Income Taxes*, on a separate-company basis, pursuant to which it is required to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax bases of its assets and liabilities. A valuation allowance is established for any portion of its deferred tax asset for which a tax benefit is not expected to be realized.

The Company applies the provisions of ASC 740 which requires management to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. The Company recognizes interest and penalties, if applicable, related to uncertain tax positions as a component of provision for income taxes in the accompanying statement of income.

(f) Intangible Assets

Intangible assets consist of membership in the Options Price Reporting Authority, LLC (OPRA). The exchanges in the United States on which securities options are traded have been authorized under the Securities Exchange Act of 1934 to agree to a "Plan for Reporting of Consolidated Options Last Sale Reports and Quotation Information". This membership asset is amortized using the straight-line method over twenty years based on expected useful economic life as determined by management.

(g) Impairment of Intangible Assets

On a periodic basis, the Company performs a review for the impairment of intangible assets when events or changes in circumstances indicate that the estimated undiscounted future cash flows expected to be generated by the assets are less than their carrying amounts or when other events occur which may indicate that the carrying amount of an asset may not be recoverable.

(h) Other Assets

Other assets represent membership promissory note in the Options Clearing Corporation for the admission of the Company as a participant Non-Equity Exchange in the Options Clearing Corporation. This interest bearing note is accounted for at cost.

(i) Credit Risk

Pursuant to agreements with its members, the Company has the authority to deduct outstanding noncontested receivables from members clearing deposit accounts at the Options Clearing Corporation. Based upon these facts, the Company believes its credit risk is not material to its financial condition.

(3) Management Agreement

On July 31, 2013, the Company entered into an agreement effective August 5, 2013 with International Securities Exchange LLC (ISE), a subsidiary of ISE Holdings, whereby ISE performs management and oversight of the Company's operations including day-to-day operations, technology and facilities services, regulatory compliance, risk management, and accounting and legal support services. This agreement is in effect for five years with automatic successive one year renewal periods. In return, the Company pays ISE a fee for each contract traded on its exchange based on a pre-determined fair market price.

(4) Cash and Cash Equivalents

Cash and cash equivalents are comprised of the following:

Cash at banks	$	8,540
Total	$	8,540

(5) Accounts Receivable

Accounts receivable consists of the following:

Trading related fees	$	3,470
Allowance for doubtful accounts		(16)
	$	3,454

(In thousands)

For the period ended December 31, 2014, the write-off for doubtful accounts was $0. The recorded investment in trade receivables past due 90 days or more is $55 as of December 31, 2014.

(6) Intangible Assets

Intangible assets consist of the following:

OPRA membership	$	1,072
Total	$	1,072

The Company recorded amortization of $58 for the period ended December 31, 2014.

(7) Other Assets

Other assets consist of the following:

Options Clearing Corp. (OCC) promissory note	$	1,000
	$	1,000

(8) Member Fees and Other

Member fees and other are comprised of the following:

Connectivity and access fees	$	1,197
Regulatory and administrative fees		3,300
Other		1
Total	$	4,498

(9) Income Taxes

In accordance with an informal tax arrangement, the Company receives an allocation of ISE Holdings current and deferred income tax. The Company's share is calculated as if it were required to file federal, state, and local tax returns. This allocation from ISE Holdings is presented as provision for income taxes in the statement of income and deferred tax in the statement of financial condition.

ISE GEMINI, LLC

Statement Cash Flows

Year ended December 31, 2014

(In thousands)

The provision for income taxes consists of the following:

Current:			
	Federal	$	3,555
	State		1,155
	Total current		4,710
Deferred:			
	Federal		(30)
	State		(10)
	Total deferred		(40)
	Total provision for income taxes	$	4,670

The temporary differences which have created deferred tax assets and liabilities are detailed below. Management believes that it is more likely than not the tax assets will be realized and therefore has not recognized any valuation allowance.

Deferred tax assets:			
	Start-up costs	$	16
	Organizational costs		17
	Bad debt expense		7
	Total deferred tax assets, net	$	40

The following is a reconciliation of the provision for income taxes and the amount computed by applying the U.S. federal statutory rate to income before income taxes.

U.S. federal income tax rate	35.0%
State and local income tax, net of federal income tax benefit	7.0%
Other	-0.4%
Effective tax rate	41.6%

The Company's financial data is combined with its parent's, ISE Holdings, on its parent's federal tax return and the following state and local tax returns: Connecticut, Illinois, New Jersey, New York State, New York City and Washington DC. All income tax filings are open to examination by taxing authorities.

The Company assesses its risk associated with uncertain tax positions and records tax benefits based on the best information available at the reporting date. For those positions where it is more likely than not that a tax benefit will be sustained, the Company records the largest amount of the tax benefit with a greater than

(In thousands)

50% likelihood of being realized upon ultimate settlement with the tax authority. For those positions where it is more likely than not that a tax benefit will not be sustained, no tax benefit is recognized in the financial statements. As of December 31, 2014, there were no unrecognized tax benefits and no expense for interest and penalties related to tax uncertainties was recognized in the statement of income.

(10) Capital Distributions

Capital distributions from the Company to ISE Holdings during the period ended December 31, 2014 was as follows:

Funding provided to parent for its dividend payment to shareholders	$	(8,000)
Total capital distributions	$	(8,000)

(11) Related Party Transactions

The Company receives technology and administrative services from ISE as detailed in note 3, and licenses software from Finnovation S.A, an affiliate of Deutsche Börse. Listed below are transactions with related parties for the period ended December 31, 2014, as well as payable balances as of December 31, 2014:

Related Party		Expense		Accounts payable		Accounts receivable
ISE, LLC	$	6,308		600		30
Finnovation S.A.		1,380		385		-
Total	$	7,688	$	985	$	30

(12) Business Concentrations

Revenues are derived in the United States and all of the Company's assets are located in the United States. The Company considers significant customers to be those who account for more than 10% of the Company's net revenues. For the period ended December 31, 2014, four institutional clients accounted for 58% of the Company's net revenues.

(13) Subsequent Events

The Company has performed an evaluation of subsequent events through May 12, 2015. There have been no material subsequent events that occurred during such period that would be required to be recognized in the financial statements as of and for the period ended December 31, 2014.

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SGOL	ETFS PHYSICAL SWISS GOLD SHARES ETF
SHOR	SHORETEL INC
SHY	ISHARES 1-3 YEAR TREASURY BOND
SILJ	PUREFUNDS ISE JUNIOR SILVER SM
SIR	SELECT INCOME REIT
SJR	SHAW COMMUNICATIONS INC
SKA	ISE SWEDISH KRONA
SMN	ULTRASHORT BASIC MATERIALS PROSHARES
SMRT	STEIN MART INC
SMSI	SMITH MICRO SOFTWARE INC.
SNBC	SUN BANCORP INC/NJ
SNOW	INTRAWEST RESORTS HOLDINGS INC
SNPS	SYNOPSYS INC.
SON	SONOCO PRODUCTS CO.
SORL	SORL AUTO PARTS INC
SOXS	DIREXION DAILY SEMICONDUCTORS
SOYB	TEUCRIUM SOYBEAN FUND
SPB	SPECTRUM BRANDS HOLDINGS INC
SPRT	SUPPORT.COM INC
SSI	STAGE STORES INC
SSL	SASOL LTD. (ADS)
STAG	STAG INDUSTRIAL INC
STAY	EXTENDED STAY AMERICA INC
STC	STEWART INFORMATION SERVICES C
STNR	STEINER LEISURE LTD
STXS	STEREOTAXIS INC
SUI	SUN COMMUNITIES INC
SUM	SUMMIT MATERIALS INC

SUTR	SUTOR TECHNOLOGY GROUP LTD
SVA	SINOVAC BIOTECH LTD
SWM	SCHWEITZER-MAUDUIT INTERNATIONAL
SXI	STANDEX INTERNATIONAL CORP
SYKE	SYKES ENTERPRISES INC
TAST	CARROLS RESTAURANT GROUP INC
TBBK	BANCORP INC/DE
TCAP	TRIANGLE CAPITAL CORP
TCB	TCF FINANCIAL CORP.
TCPC	TCP CAPITAL CORP
TCRD	THL CREDIT INC
TEG	INTEGRYS ENERGY GROUP INC.
TESO	TESCO CORP
THD	ISHARES MSCI THAILAND CAPPED E
TI	TELECOM ITALIA SPA
TICC	TICC CAPITAL CORP
TINY	HARRIS & HARRIS GROUP INC
TISI	TEAM INC
TLMR	TALMER BANCORP INC
TLOG	TETRALOGIC PHARMACEUTICALS COR
TLP	TRANSMONTAIGNE PARTNERS LP
TLYS	TILLY'S INC
TMHC	TAYLOR MORRISON HOME CORP
TMK	TORCHMARK CORP
TNAV	TELENAV INC
TNC	TENNANT CO
TNDM	NEUTRAL TANDEM INC
TNXP	TONIX PHARMACEUTICALS HOLDING
TPC	TUTOR PERINI CORP.
TPRE	THIRD POINT REINSURANCE LTD
TRI	THOMSON REUTERS CORP
TRNX	TORNIER NV
TRS	TRIMAS CORP
TSYS	TELE COMMUNICATIONS SYSTEMS INC
TTEK	TETRA TECH INC.
TWOU	2U INC
TX	TERNIUM S.A. (ADS)
UAM	UNIVERSAL AMERICAN CORP/NY
UCTT	ULTRA CLEAN HOLDINGS INC
UMBF	UMB FINANCIAL CORP
UMPQ	UMPQUA HOLDINGS CORP
URRE	URANIUM RESOURCES INC.
USD	PROSHARES ULTRA SEMICONDUCTORS
USM	UNITED STATES CELLULAR CORP
UTI	UNIVERSAL TECHNICAL INSTITUTE
UVV	UNIVERSAL CORP.
UYM	PROSHARES ULTRASHORT BASIC

VAC	MARRIOTT VACATIONS WORLDWIDE CORP.
VBR	VANGUARD SMALL-CAP VALUE ETF
VCR	VANGUARD CONSUMER DISCRETIONAR
VEDL	VEDANTA LIMITED
VICR	VICOR CORP.
VIIX	VELOCITYSHARES VIX SHORT TERM ETN
VIRT	VIRTU FINANCIAL INC
VIVO	MERIDIAN BIOSCIENCE INC
VIXM	PROSHARES VIX MID-TERM FUTURES ETF
VLRS	CONTROLADORA VUELA CIA DE AVIA
VNOM	VIPER ENERGY PARTNERS LP
VRML	VERMILLION INC
VRSK	VERISK ANALYTICS INC
VSTM	VERASTEM INC
VTL	VITAL THERAPIES INC
VTV	VANGUARD VALUE ETF
WAVX	WAVE SYSTEMS CORP CLASS A
WEAT	TEUCRIUM WHEAT FUND
WG	WILLBROS GROUP INC.
WGL	WGL HOLDINGS INC
WIRE	ENCORE WIRE CORP.
WLH	WILLIAM LYON HOMES
WNRL	WESTERN REFINING LOGISTICS LP
WPP	WAUSAU PAPER CORP
WR	WESTAR ENERGY INC
WRB	WR BERKLEY CORP
WRE	WASHINGTON REAL ESTATE INVESTMENT
WSBF	WATERSTONE FINANCIAL INC
WSO	WATSCO INC
WSTC	WEST CORP
WTR	AQUA AMERICA INC.
WWD	WOODWARD INC
XNCR	XENCOR INC
XRM	XERIUM TECHNOLOGIES INC
YDLE	YODLEE INC
YUK	ISE FX JAPANESE YEN
ZFGN	ZAFGEN INC
ZIXI	ZIX CORP.
ZN	ZION OIL & GAS INC.